[redacted]

08001172

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bovespa Holding S.A.

*CURRENT ADDRESS XV de Novembro St., 275
Sao Paulo, Brazil

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 13 2008
THOMSON FINANCIAL

FILE NO. 82- 35158 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

2G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
2G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: ERS
DAT : 3/11/08

DOC. 01 – Bovespa Holding S.A. Bylaws

FREE TRANSLATION OF THE BYLAWS OF BOVESPA HOLDING S.A., AS APPROVED AT THE SPECIAL SHAREHOLDERS' MEETING HELD ON AUGUST 28, 2007, AT 4:30 pm

BYLAWS OF BOVESPA HOLDING S.A.

(Incorporated in the Federative Republic of Brazil)
Commercial Registry Enrollment NIRE No.35.300.339.576
Brazilian Federal Taxpayer CNPJ No.08.695.953/0001/23
Rua XV de Novembro, 275
01013-001 São Paulo, SP, Brazil
A listed company registered with CVM under No. 21164
ISIN Code: BRBOVHACNOR5
Our shares trade on the São Paulo Stock Exchange under the symbol "BVH03"

CHAPTER I. NAME, REGISTERED OFFICE, CORPORATE PURPOSE AND DURATION

Article 1. BOVESPA HOLDING S.A. (hereinafter the "Company") is a public company governed by these Bylaws and by the legal provisions that are applicable to it.

Article 2. The Company has its registered office and jurisdiction in the city of São Paulo, State of São Paulo, and may open, transfer and close offices or other premises anywhere within Brazilian territory or abroad, upon a resolution of the Executive Board.

Article 3. The corporate purposes of the Company are the following:

a) To hold equity or ownership interests in companies engaging in activities that involve the entire chain of trading, clearing and settlement, custody, market surveillance and other services relating to securities, bonds, assets, contracts and rights traded on the financial and public capital markets, in particular holding a controlling ownership interest in the voting shares of Bolsa de Valores de São Paulo S.A. – BVSP, the São Paulo Stock Exchange, and of Companhia Brasileira de Liquidação e Custódia – CBLC, or Brazilian Clearing and Depository Corporation;

b) To perform other related or complementary activities; and

c) To hold equity or ownership interests in other companies.

Article 4. The Company shall have an indefinite term of duration.

CHAPTER II. CAPITAL STOCK AND SHARES

Article 5. The Company's fully paid-in capital stock is R$1,452,888,798.77, represented by 705,275,264 common shares, without par value.

Sole Paragraph. The capital stock shall permanently and exclusively be represented by common shares. Preferred shares may not be issued.

Article 6. All shares issued by the Company shall be book-entry shares, and shall be registered in the names of their holders and kept in deposit accounts at a depositary institution authorized by the Brazilian Securities Commission (*Comissão de Valores Mobiliários*), or "CVM.

Sole Paragraph. The depository institution may charge to the shareholders directly the registration and transfer costs, as well as the costs of custodial services for the shares.

Article 7. Each common share shall entitle its holder to one vote in resolutions of shareholders' meetings or of special meetings, provided, however, that no individual shareholder or Group of Shareholders (as defined below) may exercise voting rights over shares representing more than seven percent (7%) of the total number of shares representing the capital stock, except as set forth in Paragraph 2 of this Article 7 and in item (d) of Paragraph 9 of Article 62.

Paragraph 1. Shareholders may not, in anticipation of a shareholders' meeting or of a special meeting, enter into shareholders' agreements regulating voting rights so as to establish a majority voting block that comprises any number of votes in excess of the individual limit set forth in this Article 7.

Paragraph 2. At any extraordinary shareholders' meeting called to amend or delete the voting restrictions of this Article 7, the maximum limit of votes applicable to any individual shareholder or Group of Shareholders (as defined below) shall correspond to one percent (1%) of the total number of shares representing the capital stock.

Paragraph 3. At shareholders' meetings or special meetings, any number of votes cast in excess of the limits set forth in this Article 7 shall not be computed.

Article 8. Within the maximum limit of 800,000,000 common shares, the Board of Directors may resolve to increase the capital stock, irrespective of any amendment to these Bylaws.

Paragraph 1. It will be incumbent on the Board of Directors to set the issue price and the number of shares to be issued, as well as the terms and conditions of payment of the issue price, provided that, pursuant to the law, any proposed asset contribution shall be contingent upon approval by the shareholders' meeting of a valuation report of such assets.

Paragraph 2. Within the limit of the authorized share capital, the Board of Directors may also:

(a) resolve on issues of subscription warrants;

(b) pursuant to a plan approved by the shareholders' meeting, grant stock option plans to members of senior management and employees of the Company or of its controlled companies, or to natural persons that provide services to the Company, for which purpose existing shareholders shall not be entitled to preemptive rights to acquire the options or subscribe the shares for which such options are exercisable; and

Article 9. approve increases of the capital stock by converting profits or reserves into equity, with or without issue of bonus shares. Issues of new shares, convertible debentures or subscription warrants for placement in the market by means of trading on the stock exchange, or a public offering or a stock swap tender offer, pursuant to Articles 257 through 263 of Law No. 6.404/76[T.N.], or also pursuant to special tax incentive legislation, may either take place without existing shareholders being granted preemptive rights to subscribed for the securities, or upon a reduction of the minimum term assigned under the law for the exercise of such preemptive rights.

[T.N.] References to Law No. 6.404/76 in these Bylaws are to the Brazilian Corporate Law.

Article 10. The Company may not issue participation certificates.

CHAPTER III. SHAREHOLDERS' MEETINGS

Article 11. An annual shareholders' meeting shall be held within the period of four months following the end of the fiscal year. Extraordinary shareholders' meetings may be held at any time, if the Company interests or the law so require.

Paragraph 1. The shareholders' meetings shall be called as provided for in the law. Shareholders' meetings that are convened upon attendance of all shareholders shall be deemed validly convened irrespective of the calling formalities.

Paragraph 2. The shareholders' meetings shall be convened on first call upon attendance by holders of shares representing a minimum of twenty-five percent (25%) of the capital stock, except in cases when a higher quorum to convene is required by law. On second call, shareholders' meetings may be convened with any number of shareholders present.

Paragraph 3. The shareholders' meetings shall be presided by the Chairman of the Board of Directors, or in his or her absence, by the Deputy Chairman of the Board of Directors, or in the absence of both, by a person appointed by the shareholders attending the meeting. The Chairman of the meeting shall appoint the Secretary.

Paragraph 4. It shall be incumbent exclusively on the chairman of the meeting, with due regard for the rules set forth in these Bylaws, to take decisions related of the number of votes to which a shareholder is entitled. This decision may be appealed and submitted to the shareholders' meeting, provided the interested shareholder must abstain from voting.

Article 12. Prior to the meeting being convened, shareholders will sign the List of Shareholders' Attendance, and identify their names and address, as well as the number of shares they hold.

Paragraph 1. The chairman of the meeting, promptly after convening the shareholders' meeting, shall close the List of Shareholders' Attendance.

Paragraph 2. Shareholders that appear at the meeting after closing of the List of Shareholders' Attendance, may participate in the meeting, but shall not be entitled to cast a vote on any matter submitted to the meeting.

Article 13. In order to participate in a shareholders' meeting, shareholders are required on the date of the meeting to present the following, as applicable: (*i*) proof of deposit of the book-entry shares by the holder of record issued by the depository institution, pursuant to Article 126 of Law No. 6.404/76, dated no earlier than two business days prior to the date of the meeting; and (*ii*) for shareholders not attending the meeting in person, proof of adequate representation by means of a power of attorney prepared and formalized in accordance with the law and these Bylaws. Shareholders attending the meeting in person are required to present their identity cards.

Sole Paragraph. The Company shall dispense with the presentation of proof of deposit listed in the main provision of this Article, if the holder of record of the book-entry shares is included in the list of shareholders provided by the depository institution.

Article 14. At shareholders' meetings the votes shall be computed with due regard for the voting limitation established in Article 7 of these Bylaws.

Sole Paragraph. Except as otherwise required by law or by these Bylaws, resolutions taken at a shareholders' meeting shall pass by a supermajority vote, considering that abstentions will not be computed.

Article 15. Without prejudice to other matters listed in the law or these Bylaws, any of the following actions may only be decided at a shareholders' meeting:

(a) review and judgment of the management's accounts the of the Company' financial statements;

(b) allocations of the net income for the year and dividend distributions;

(c) election or removal of members of the Board of Directors, and designation of the Chairman and Deputy Chairman of the Board, as well as election or removal of members of the Fiscal Council, if installed;

(d) approval of the compensation payable to the members of the Board of Directors, the executive officers and the members of the Fiscal Council, if installed;

(e) approval of stock option plans attributable to senior management members and employees of the Company or of its controlled companies, or to natural persons that provide services to the Company;

(f) approval of profit sharing payments attributable to senior management members, with due regard for the applicable legal limits, and profit sharing programs to employees of the Company, with due regard of its approved policy on human resources;

(g) review and judgment of proposals for delisting from the *Novo Mercado* listing segment of BVSP, or São Paulo Stock Exchange (hereinafter "*Novo Mercado*"), or for implementing a going private process that results in cancellation of the Company's registration as a public company;

(h) appointment of a specialized institution or firm that shall be responsible for determining the economic value of the Company and preparing a valuation report, in the event of a decision to delist from the *Novo Mercado* or to establish a going private process, such as provided for under CHAPTER XI;

(i) suspension of the rights of a shareholder, in the events foreseen in Article 120 of Law No. 6.404/76;

(j) decisions involving a change in the Company's business line, the acquisition of ownership interests in other companies and/or associations, or consortia or joint ventures, and a disposition of a substantial portion of the Company's assets or any of its trademarks; and

(k) decisions on how the Company's representatives should vote at shareholders' meetings of companies or associations in which the Company holds an ownership interest, which are held to decide on any of the following matters: a change in corporate purpose; a change in business line; a corporate restructuring process; the acquisition of ownership interests in other companies and/or associations, or in consortia or in joint ventures; amendments to Bylaws relating to profit or dividend distributions or to dispositions of trademarks or substantial portions of the assets.

Article 16. The Company shall not register shareholders agreements that regulate exercise of voting rights in violation of the provisions in these Bylaws.

Article 17. The shareholders' meeting may suspend the rights, including voting rights, of any shareholder noncompliant with the requirements of Law No. 6.404/76, its regulations, or these Bylaws. A suspension of shareholder rights may be decided at any annual or extraordinary shareholders' meeting, as long as the matter is included in the agenda of the meeting.

Paragraph 1. Holders of shares representing a minimum of five percent (5%) of the capital stock shall be entitled to call the shareholders' meeting for this purpose, if the Board of Directors fails to do so within eight days after receiving a request in this respect, which details the unfulfilled obligation and identifies the noncompliant shareholder.

Paragraph 2. The same shareholders' meeting that approves the suspension of a shareholders' political rights may also establish, among other things, the extent of such suspension, provided the legally protected rights to monitor and to request information on the Company's business may not be suspended.

Paragraph 3. The suspension of rights shall terminate promptly upon compliance of the relevant obligation by the shareholder.

Article 18. A shareholder having or representing interests that conflict with those of the Company may not intervene in any corporate decision. For purposes of the provision in Article 115 of Law No. 6.404/76, an abusive vote is defined herein as a vote cast by a shareholder having or representing interests that conflict with those of the Company.

CHAPTER IV. MANAGEMENT

Article 19. A Board of Directors and an Executive Board shall manage the Company.

Article 20. The members of the Board of Directors and of the Executive Board shall take office by means of signing in the proper register the corresponding instruments of investiture and the statements of consent by directors and executive officers required under the *Novo Mercado* listing regulation. Upon being invested in their offices, directors and officers shall remain in office until their successors are elected and take office.

Sole Paragraph. The Company's directors and executive officers shall be required to adhere to the Manual on Use and Disclosure of Information and on Securities Trading Policy adopted by the Company, by means of signing appropriate statements of adherence.

CHAPTER V. BOARD OF DIRECTORS

Article 21. The Board of Directors shall be composed of a minimum of seven and a maximum of eleven members. The directors shall all be elected for two-year unified terms, and may be removed, by decision of the shareholders' meeting, reelection being permitted.

Paragraph 1. The members of the Board of Directors may not be elected to accumulate duties as executive officers of the Company, nor be appointed to serve as executive officers of controlled companies.

Paragraph 2. The Board of Directors shall adopt an Internal Regulation, which, among other matters deemed convenient, shall regulate its own operations and those of the advisory committees subordinated to the Board of Directors, as well as the rights and duties of directors, and the Board relations with the Executive Board and other corporate bodies.

Paragraph 3. On presiding over a shareholders' meeting to elect members of the Board of Directors, it shall be incumbent on the Chairman of the meeting to determine the voting mechanisms applicable to the election of directors, pursuant to the provisions in Article 22 and Article 24 below.

Paragraph 4. The shareholders' meeting shall also designate the Chairman and the Deputy Chairman of the Board of Directors.

Paragraph 5. The majority of the directors shall be Independent Directors, herein defined as persons that meet all independence requirements set forth in the *Novo Mercado* listing regulation, and shall cumulatively meet the following additional requirements:

(a) have no employment relationship with, nor act as senior management members or controlling shareholders of, any institution that:

- i. is a participant in the securities distribution system either in Brazil or abroad,
- ii. operates in securities portfolio management, or
- iii. is an institutional buyer (as defined in CHAPTER XII);

(b) not act as directors or executive officers, and not be controlling shareholders of corporations listed on the BVSP, or São Paulo Stock Exchange.

Paragraph 6. Notwithstanding the provision in Paragraph 5 of this Article, the following persons shall qualify as Independent Directors:

(a) directors of companies listed on the BVSP, or the São Paulo Stock Exchange, provided they meet the independence requirements set forth in the *Novo Mercado* listing regulation both with respect to such companies and the Company;

(b) directors of institutions that are participants in the securities distribution system either in Brazil or abroad, or of institutions that operate in securities portfolio management, who meet the independence requirements set forth in the *Novo Mercado* listing regulation both with respect to such institutions and the Company.

Paragraph 7. Directors elected pursuant to Article 141, paragraphs 4 and 5 of Law No. 6.404/76, shall also qualify as Independent Directors, irrespective of whether or not they meet the independence requirements foreseen in this Article.

Paragraph 8. The terms of office of each of the members of the Board of Directors shall end on the date of every second annual shareholders' meeting held after the date of their election to the Board.

Article 22. The members of the Board of Directors shall be elected pursuant to a slate system.

Article 23. The Board of Directors shall always submit to the shareholders' meeting a slate comprising a list of eligible nominees. At least 15 days prior to the date scheduled for a shareholders' meeting called to elect new board members, the directors shall send notice via computer to the Brazilian Securities Commission and the BVSP, or São Paulo Stock Exchange, as well as make available to shareholders, at the Company's registered office and in its Internet site, the complete slate of eligible nominees, including their names and identification, the offices they hold in other companies, if any, in addition to a brief biographical description of each of the nominees included in the slate submitted by the Board of Directors, which, as the case may be,

shall also indicate any existing events of impediment or conflict of interests, such as foreseen in Article 147, paragraph 3 of Law No. 6404/76.

Paragraph 1. Until 48 hours prior to the date scheduled for a shareholders' meeting called to elect the new board members, any of the shareholders or Groups of Shareholders may submit their own slate, which may consist of a complete list of nominees or just some individual candidates to offices in the Board of Directors, and shall do so by forwarding to the Company a list containing the information required in the main provision of this Article and, as the case may be, the indication of any existing events of impediment or conflict of interests, such as foreseen in Article 147, paragraph 3 of Law No. 6404/76 and these Bylaws. Upon receiving notice of a second slate or proposed lists of candidates, the Company shall promptly send, via computer, notice of the new slates or lists, and documents received, to the Brazilian Securities Commission and the BVSP, or São Paulo Stock Exchange, as well as make them available to shareholders at the Company's registered office and in its Internet site.

Paragraph 2. The slates submitted by the Board of Directors or the shareholders shall identify those amongst the nominees being designated candidates to act as:

(a) Independent Directors, as applicable, and with due regard for the provisions in Paragraph 5, Paragraph 6 and Paragraph 7 of Article 21; and

(b) Chairman and Deputy Chairman of the Board of Directors, as the case may be.

Paragraph 3. In the event there are nominees registered as individual candidates, rather than a slate system, the adopted voting system shall be that of individual election for offices.

Paragraph 4. Any eligible candidate may be included in two or more different slates.

Paragraph 5. Shareholders submitting slates or individual candidates at elections of the Board of Directors should consider before the meeting, and at the shareholders' meeting called to elect board members should exercise their voting rights, by taking into account the following circumstances, which imply presumption of existing conflict of interests:

(a) a candidate that discharges duties or holds office, particularly as member of the senior management or advisory committees or fiscal council, in other companies that may be considered market competitors of the Company; or

(b) a candidate that, cumulatively, (*i*) is elected by a shareholder or Group of Shareholders (as defined below) that has also elected a director or member of a corporate body or fiscal council of a market competitor, and (*ii*) who would not qualify as an Independent Director vis-à-vis the shareholder or Group of Shareholders (as defined below) electing such candidate.

Paragraph 6. For purposes of item (b) of Paragraph 5 of this Article 23, a director shall be deemed as having been elected by (*i*) the shareholder or Group of Shareholders (as defined below) that individually elected such director; or (*ii*) the shareholder or Group of Shareholders (as defined below) whose votes, when computed individually, are sufficient to elect such director in case the cumulative voting process is adopted (or that would have been sufficient to elect such director had the cumulative voting process been adopted); or (*iii*) the shareholder or Group of Shareholders (as defined below) whose votes, when computed individually, are sufficient to make up the minimum percentages required under paragraph 4 of Article 141 of Law No. 6.404/76 for purposes of electing a director by a separate vote system. (hereinafter "Electing Shareholder(s)").

Paragraph 7. The shareholder or Group of Shareholders (as defined below) submitting slates or individual candidates to the Board of Directors shall, as the case may be after making the considerations indicated under Paragraph 5 above, before the election, notify the Company and the meeting of any candidate that may be ineligible or have a presumed conflict of interests with the Company, as contemplated under Law No. 6.404/76, the regulations issued by the Brazilian Securities Commission and these Bylaws, thereby permitting the shareholders' meeting to resolve on whether or not there is actual conflict of interests, and on whether to withdraw that candidate's nomination from the slate or list of candidates, as the case may be.

Paragraph 8. For purposes of the provision in Article 115 of Law No. 6.404/76, in matters relating to elections of members of the Board of Directors, an abusive vote is defined herein as a vote cast to elect an individual candidate or a slate of nominees by any shareholder or Group of Shareholders (as defined below) that, having knowledge of an event of conflict of interests or ineligibility of any nominee, fails to notify the Company and the meeting of such circumstances, such as foreseen in Paragraph 7 above.

Paragraph 9. After the election of new directors, should a supervening event take place that results in a presumption of conflict of interests and disqualification of any elected director, such as foreseen in Paragraph 5 of this Article, the director in question shall be required to give notice of such event to the Chairman of the Board, for the Chairman to so notify a shareholders' meeting especially called for such purpose. However, should the supervening event relate to the Electing Shareholder(s) (as defined above), rather than to the director himself or herself, it shall be incumbent on such Electing Shareholder(s) to notify the Chairman of the Board, so the Chairman can likewise give notice of the supervening event to a shareholders' meeting especially called for such purpose.

Article 24. Pursuant to the applicable law and regulations, the shareholders shall be entitled to request adoption of cumulative voting process to elect the members of the Board of Directors.

Paragraph 1. Promptly upon receiving such request, the Company shall give notice to the market informing that the election of directors shall be carried out pursuant to the cumulative voting process.

Paragraph 2. Upon convening the shareholders' meeting, the chairman of the meeting, based on the List of Shareholders' Attendance and on the number of shares representing shareholders in attendance, shall determine the number of votes attributable to each shareholder, with due regard for the provisions in Article 7 of these Bylaws. Each shareholder shall be entitled to concentrate as many votes as it may cast on any one or more individual candidates.

Paragraph 3. In the event of adoption of cumulative voting process to elect the members of the Board of Directors, the nominees included in the slates foreseen in Article 22 above shall be considered individual candidates to the offices of directors.

Paragraph 4. The candidates that receive the largest numbers of votes shall be declared elected as directors.

Paragraph 5. In the event of a tie to fill in any of the director offices, a new round of votes shall take place pursuant to the same voting process, having as candidates those who received the same number of votes in the preceding round.

Paragraph 6. In cases where the cumulative voting process is adopted, removal of any member of the Board of Directors by the shareholders' meeting shall imply removal of all other members of

the Board, and a new election process shall take place. Otherwise, in the case of a vacancy in any office of director, the first shareholders' meeting held after the event shall carry out a new election process to elect all members of the Board of Directors.

Article 25. The Board of Directors shall meet (*a*) ordinarily, at least once every two months, pursuant to a calendar of meetings the Chairman of the Board will announce in the first month of every year, and (*b*) extraordinarily, whenever necessary. The meetings of the Board shall be called by the Chairman or, in his or her absence, by the Deputy Chairman, or in the absence of both, by any two directors.

Article 26. Call to meetings of the Board of Directors shall always be made by written notice, by means of letter, telegram, fax, e-mail, or any other form that permits proving receipt of the notice by the addressee, and shall indicate the place, date and time of the meeting, as well as the agenda. The meetings of the Board of Directors shall be called at least five (5) business days prior to the meeting. Meetings convened with the presence of all directors shall be deemed validly convened, irrespective of the calling formalities.

Paragraph 1. Any director may participate in meetings of the Board of Directors through conference call, videoconference or any other means of communication that allows the identification of the director and simultaneous communication with the other directors attending the meeting, in which event such director shall be deemed present to the meeting and shall sign the minutes of such meeting.

Paragraph 2. According to the applicable law, no member of the Board of Directors shall be entitled to have access to information, or to participate in resolutions or discussions of the Board of Directors or of any other management body, or to exercise voting rights, or to intervene in any way in matters in which his or her interests may directly or indirectly conflict with those of the Company.

Paragraph 3. The meetings of the Board of Directors shall be convened, on first call, upon attendance by an absolute majority of its members. On second call, which shall require that notice be given promptly after the date scheduled in the first call, as provided for under the main provision of this Article, the meeting shall be convened upon attendance by any number of directors.

Paragraph 4. Except as otherwise foreseen in these Bylaws, the resolutions of the Board of Directors shall pass upon the affirmative vote of the majority of the directors present at the meetings.

Paragraph 5. The office of any director shall be deemed vacant if such director, for no justified reason, fails to attend three consecutive meetings of the Board of Directors.

Paragraph 6. The Chief Executive Officer, or his or her substitute, shall attend the meetings of the Board of Directors.

Article 27. In the event of temporary absence of a director, or vacancy of an office in the Board, the substitute shall be appointed as follows:

(a) in the event of a vacancy in an office of Independent Director, the other members of the Board of Directors shall appoint a temporary substitute, who shall serve until the date of the first shareholders' meeting held after the vacancy, which shall elect the substitute, with due regard for the requirements foreseen in Paragraph 5 of Article 21. In the event of a vacancy

in the office of the Chairman, the Deputy Chairman shall substitute for the Chairman until the date of the first shareholders' meeting held after the event, when a substitute for the Chairman shall be elected; and

(b) in the event of temporary absence or impediment of any director, this director shall be represented at meetings of the Board of Directors by another director appointed in writing by him or her, provided that in case of temporary absence or impediment of an Independent Director, the appointed representative should also qualify as an Independent Director. At meetings of the Board of Directors, the representative of a director, in addition to voting for him or herself, shall vote for the director he or she is representing. In the event of temporary absence or impediment of the Chairman of the Board, the Deputy Chairman shall provisionally discharge his or her duties.

Article 28. It shall be incumbent on the Board of Directors:

(a) to determine the general policies and strategies of the Company's business, including approval of, or changes to, the annual budget, and the overall strategic guidelines and goals, including strategies for subsequent periods;

(b) to elect and remove the executive officers of the Company, and to assign their duties, with due regard for the provisions in these Bylaws and the Internal Regulation;

(c) to supervise management by the executive officers, including by examining the books and documents of the Company, and requesting information about agreements, whether already signed or to be entered into, and about any other actions;

(d) to set the individual compensation of the senior management members, in case the shareholders' meeting sets an aggregate compensation amount;

(e) to call shareholders' meetings;

(f) to review and issue an opinion on the management's report and the accounts submitted by the Executive Board;

(g) to submit to the shareholders' meeting proposals on allocations of the net income for the year;

(h) to submit to the shareholders' meeting a slate of nominees for election to the Board of Directors;

(i) to approve its own expenditure budget, which shall be included in the Company's overall budget to be submitted for approval by the shareholders' meeting;

(j) to grant prior authorization for execution of agreements of any nature, including transactions and waivers of rights that may imply liabilities to the Company, or whose amounts exceed the Reference Value (as defined below), which were not forecast in the annual budget;

(k) to grant prior approval to interconnected investments, whose amounts exceed the Reference Value (as defined below), if not forecast in the annual budget;

(l) to grant prior approval for the Company to grant any loan or financing, or to issue or cancel simple debentures, or to grant any collateral, pledge or personal guarantee to any of its controlled companies, for amounts in excess of the Reference Value (as defined below), if not forecast in the annual budget;

(m) to authorize the Executive Board to acquire, dispose of, and render *in rem* guarantees, or establish liens or encumbrances of any nature on any of the permanent assets of the Company, for amounts representing liability in excess of the Reference Value (as defined below), if not forecast in the annual budget;

(n) to authorize the Company to grant guarantees on behalf of third parties;

(o) to decide on actions involving issues of shares or subscription warrants within the authorized limit of the share capital, setting the issue price, the subscription form and the terms and conditions of payment of the issue price, and other conditions applying to any such issue;

(p) to resolve on issues of simple debentures;

(q) to appoint and remove the independent auditors of the Company;

(r) to approve and amend the Internal Regulation of the Board of Directors;

(s) to authorize the purchase of shares issued by the Company for purposes of cancellation or to maintain them as treasury stock for subsequent disposition;

(t) to grant prior authorization for the Company to acquire or subscribe for shares of other companies, in case the amounts involved are in excess of the Reference Value (as defined below);

(u) to grant prior authorization for the execution of any partners' or shareholders' agreement, or any voting agreement involving the Company or its controlled companies;

(v) to resolve on how the Company's representatives should vote at shareholders' meetings of companies in which the Company holds an ownership interest, in case the value of each such ownership interest is in excess of the Reference Value (as defined below), with due regard for the provision in item (k) of Article 15; and

(w) to appoint the members of the Executive Board of the Company's controlled companies, provided that the lead executive of these companies shall be the chief executive officer of the Company, unless otherwise resolved by a qualified majority vote of ¾ of the directors.

Sole Paragraph. For purposes of the provisions in these Bylaws, Reference Value is defined herein as an amount corresponding to one percent (1%) of the book value of the Company's net equity, as determined based on the balance sheet drawn up by the Company at the end of each fiscal year.

CHAPTER VI. ADVISORY COMMITTEES TO ASSIST THE BOARD OF DIRECTORS

General Provisions

Article 29. The Company shall compulsorily establish the following advisory committees, which shall be composed only of members of the Board of Directors:

(a) Audit Committee, whose purpose shall be to assist the Board of Directors in judging and controlling both the internal and independent auditors, in addition to assisting on the review of the Company's accounting statements and discharging the same duties, as applicable, with respect to the companies in which the Company is a shareholder;

(b) Governance, Nomination and Compensation Committee, whose purpose shall be that of promoting and monitoring the adoption of best corporate governance practices, nominating candidates eligible to the offices of directors or the office of chief executive officer of the Company, structuring a senior management succession and compensation plan, in addition to discharging the same duties, as applicable, with respect to the companies in which the Company is a shareholder; and

(c) Risk Management Committee, whose purpose shall be that of monitoring and evaluating the policies and methodologies adopted by the Company to identify and establish controls related to legal, credit, market, operating, environmental and systemic risks, with due regard for the restrictions and requirements established in the legal and regulatory rules concerning transactions protected by bank secrecy and secrecy about other legally comparable transactions, in addition to discharging the same duties, as applicable, with respect to the companies in which the Company is a shareholder.

Article 30. The Board of Directors may establish additional advisory committees to assist it, provided they shall be composed only of members of the Board of Directors, shall have specific and limited purposes and a definite term of duration. The Board of Directors shall designate the directors who shall act as members of these committees.

Article 31. The operations of the advisory committees contemplated in this CHAPTER VI shall be regulated pursuant to provisions included in the Internal Regulation of the Board of Directors.

CHAPTER VII. EXECUTIVE BOARD

Article 32. The Executive Board shall be the corporate body responsible for representing the Company, and managing its daily business operations, including by practicing all acts that may be necessary for this purpose.

Article 33. The Executive Board, whose members shall be elected or removed at any time by the Board of Directors, shall be composed of three executive officers, one of whom shall be designated the Chief Executive Officer, another shall be the Chief Financial Officer, and the other shall be the Corporate Affairs Officer. All executive officers shall be elected for two-year terms, reelection being permitted. The Board of Directors shall designate one of the executive officers to serve as Investor Relations Officer.

Paragraph 1. In his or her temporary absences or impediments, the Chief Executive Officer shall designate his or her substitute between any of the other two executive officers.

Paragraph 2. In the event of vacancy in the office of chief executive, the interim substitute shall be either of the two other executive officers, as mutually resolved between them. The substitute shall discharge such duties until the date of a meeting of the Board of Directors that the Chairman of the Board shall promptly call to fill in the vacant office and elect the substitute chief executive to serve for the remainder of the term of office.

Paragraph 3. In the event of temporary absences or impediments of the other executive officers, the substitute shall be another officer chosen by the Chief Executive Officer.

Paragraph 4. In the event of a vacancy in any of the other offices of the Executive Board, the Chief Executive Officer shall choose an executive officer to act as interim substitute, who shall accumulate duties until the date of the first meeting of the Board of Directors held after the event.

Article 34. It shall be incumbent on the Executive Board to comply and enforce compliance with these Bylaws, the resolutions of the Board of Directors and the resolutions of the shareholders' meeting. It shall further be incumbent on the Executive Board, within its sphere of competence, to practice all acts that may be necessary to manage the Company's operations and ordinary course of its business.

Paragraph 1. It shall be incumbent on the Chief Executive Officer:

(a) to call the meetings of the Executive Board;

(b) to submit to the Board of Directors proposals concerning the composition of the Executive Board;

(c) to guide and coordinate the performance of the other executive officers;

(d) to direct all activities related to the general planning of the Company's business and the businesses of its controlled companies;

(e) to keep the members of the Board of Directors abreast of the Company's activities and the progress of its operations, as well as to respond to requests from the Board of Directors, with due regard for the legal and regulatory rules concerning transactions protected by bank secrecy and secrecy about other legally comparable transactions; and

(f) to discharge other duties that may be assigned to him or her by the Board of Directors.

Paragraph 2. It shall be incumbent on the Chief Financial Officer:

(a) to coordination the Company's relations with financial institutions in general, with insurance companies, and with domestic and international financing entities;

(b) to have the assets of the Company continually and properly insured;

(c) to manage the treasury and the accounting departments;

(d) to direct the administration and management of all financial activities of the Company, and to supervise the financial activities of the Company's controlled companies;

(e) to carry out the financial and tax planning and control;

(f) to plan and prepare the Company's budget;

(g) to coordinate the operations of departments under his or her responsibility with those under responsibility of the other executive officers; and

(h) to discharge other duties that may be assigned to him or her by the Board of Directors.

Paragraph 3. It shall be incumbent on the Corporate Affairs Officer:

(a) to promote the development of the Company's business;

(b) to coordinate the business and operations of the Company's controlled companies with the aim of maximizing synergies;

(c) to prospect for new business opportunities for the Company;

(d) to coordinate the operations of departments under his or her responsibility with those under responsibility of the other executive officers, and;

(e) to discharge other duties that may be assigned to him or her by the Board of Directors.

Paragraph 4. It shall be incumbent on the Investor Relations Officer, in addition to the duties assigned to him or her by the Board of Directors, to provide information to the shareholders, the Brazilian Securities Commission, and to the stock exchange or over-the-counter market on which securities issued by the Company trade, as well as to keep updated registration records for the Company before the Brazilian Securities Commission, pursuant to the applicable regulations.

Paragraph 5. It shall further be incumbent on the other executive officers to assist and support the Chief Executive Officer in managing the Company business, as well as to discharge other duties assigned to them by the Board of Directors, under guidance and coordination provided by the Chief Executive Officer.

Article 35. As a corporate body, the Executive Board shall be charged with the following duties:

(a) to comply, and enforce compliance with these Bylaws, and with the resolutions of the Board of Directors and of the shareholders' meeting;

(b) to grant prior authorization for the opening or closing and address transfers of branches, agencies, deposits, offices or any other premises of the Company, whether located in Brazil or abroad;

(c) to submit annually to review by the Board of Directors, the management's report and the accounts of the Executive Board, accompanied by the independent auditors' report, and by a proposal on the allocation of the net income for the year;

(d) to prepare and propose to the Board of Directors the annual and multiyear budgets, the strategic plans and expansion projects, as well as investment programs;

(e) to grant prior authorization for the Company to acquire or dispose of movable assets or real properties, or to render *in rem* guarantees, or to establish liens or encumbrances of any nature on such assets and properties, as well as to enter into borrowing or financing arrangements, and to issue or cancel simple debentures, or to grant collateral or pledge or personal guarantees, whose amounts imply liabilities to the Company for amounts not exceeding the Reference Value (as defined);

(f) to perform other functions assigned by the Board of Directors; and

(g) on the initiative of the Chief Executive Officer, to decide on any matter not pertaining to the exclusive sphere of competence of the shareholders' meeting or of the Board of Directors.

Article 36. The Executive Board shall validly meet with the presence of at least two executive officers, and shall pass resolutions by absolute majority of votes cast by those in attendance to the meeting, provided that, in the event of a tie, the Chief Executive Officer shall have an additional casting vote.

Article 37. The Executive Board shall meet whenever a meeting is called by the Chief Executive Officer or by a majority of the executive officers. The meetings of the Executive Board may take place by conference call, videoconference or any other means of communication permitting identification of the officer(s) and simultaneous communication amongst the executive officers attending the meeting.

Sole Paragraph. The resolutions of the Executive Board shall be recorded in minutes drawn up in the register of minutes of meetings of the Executive Board, which the executive officers in attendance shall sign.

Article 38. With due regard for the provisions and exceptions set forth in the paragraphs of this Article, the Company shall be validly represented and legally bound only by acts performed or signed as follows:

(a) by any two executive officers;

(b) by any executive officer acting jointly with an attorney-in-fact vested with specific powers; or

(c) by two attorneys-in-fact vested with specific powers.

Paragraph 1. The acts for which these Bylaws require prior authorization given by the Board of Directors shall only be deemed validly performed upon fulfillment of such requirement.

Paragraph 2. The Company may be represented by just one executive officer, or by just one attorney-in-fact vested with specific powers, for the practice of any of the following acts:

(a) representation of the Company in any act performed outside the registered office of the Company;

(b) representation of the Company in any partners' or shareholders' meetings held by companies in which the Company holds an ownership interest;

(c) representation of the Company in court, except however for the practice of any act implying waiver of rights; or

(d) the practice of acts pertaining to the day-to-day management routine of the Company, including for purposes of representation before government departments, mixed capital companies, commercial registries, the labor judiciary, the Brazilian National Institute of Social Security (*Instituto National do Seguro Social*), or INSS, the Unemployment Compensation Fund (*Fundo de Garantia por Tempo de Serviço*), or FGTS, their networks of collecting agents, and other similar government agencies or departments.

Paragraph 3. The Board of Directors may authorize the practice of specific acts that imply liability for the Company by just one executive officer or by just one duly appointed attorney-in-fact, or may also establish spheres of competence and limits for the practice of acts by just one Company representative.

Article 39. Powers of attorney shall always be granted, or cancelled, by two executive officers acting jointly, one of whom shall necessarily be the Chief Executive Officer, shall specify the powers granted and, except for those granted for judicial purposes, shall always establish a definite term of effectiveness.

Sole Paragraph. Powers of attorney granted for the practice of any act requiring prior authorization by the Board of Directors shall expressly include a condition that the powers may only be exercised upon granting of such prior authorization.

CHAPTER VIII. FISCAL COUNCIL

Article 40. The Fiscal Council shall operate as a non-permanent body, but may be established in any year by resolution of the shareholders' meeting or at the request of shareholders, as provided for in the law. The fiscal council shall have the duties and responsibilities set forth under the law.

Sole Paragraph. When active, the fiscal council members shall take office by means of signing in the proper register the corresponding instruments of investiture, and the statements of consent by fiscal council members required under the *Novo Mercado* listing regulation.

Article 41. In addition to the persons mentioned in Article 147 of Law No. 6.404/76, as explained in Paragraph 5, of Article 23, of these Bylaws, also the persons listed under paragraph 2 of Article 162 of Law No. 6.404/76, are ineligible to serve as fiscal council members.

CHAPTER IX. FISCAL YEAR, FINANCIAL STATEMENTS AND PROFITS

Article 42. The fiscal year shall begin on January 1 and end on December 31. At the end of each year the Company shall prepare the financial statements set forth in the law.

Article 43. The shareholders shall be entitled, in each year, to a mandatory dividend corresponding to 25% of the net income of the year, adjusted as follows:

(a) the net income shall be added or reduced by the following amounts:

   i. the amount allocated to the formation of a legal reserve; and

   ii. the amount allocated to the formation of a contingency reserve, or the reversal of amounts reserved in previous years;

(b) payment of the dividends established pursuant to the main provision of this Article may be limited to the amount of the realized net income for the year, provided the difference shall be allocated to an unrealized income reserve; and

(c) as the amounts allocated to the unrealized income reserve are realized in subsequent years, and not absorbed by subsequent losses, such amounts shall be added to the dividend declaration relating to the year of realization.

Paragraph 1. The dividend contemplated in this Article shall not be mandatory in any year in which the Board of Directors reports to the annual shareholders' meeting that the dividend distribution would be inadvisable given the Company's financial condition. The fiscal council, if active at the time, shall review this report and issue an opinion on such suspension of the mandatory dividend, whereas management shall submit a report to the Brazilian Securities Commission within five days after the date of the shareholders' meeting, setting out the reasons for the suspension recommended to the shareholders' meeting.

Paragraph 2. Net income not distributed by virtue of a suspension on the terms of Paragraph 1 above shall be allocated to a special reserve and, if not absorbed by subsequent losses, shall be distributed as dividends as soon as the financial condition of the Company so permits.

Article 44. The Company shall maintain an investment reserve to whose formation, upon proposal submitted by the Board of Directors, the shareholders may allocate up to 71.25% of the adjusted net income for the year, with the purpose of: (*i*) securing capital resources for development of the operations of the Company's controlled companies, without prejudice to income retained pursuant to a capital budget, as foreseen in Article 196 of Law No. 6.404/76; and furthermore, (*ii*) for use in the redemption, reimbursement or purchase of shares issued by the Company.

Paragraph 1. With due regard for the legal limit, the investment reserve shall not exceed a ratio of 80% of the capital stock.

Paragraph 2. The shareholders' meeting, upon a proposal of the Board of Directors, may at any time distribute dividends to the account of the investment reserve, or convert all or some of the balance of this reserve into equity, with or without issue of bonus shares.

Article 45. Upon a decision of the Board of Directors, the Company may draw up semi-annual, quarterly or monthly balance sheets, and declare dividends to the account of the net income determined in these balance sheets. The Company may also, pursuant to a decision of the Board of Directors, declare interim dividends to the account of retained earnings or income reserves existing in the most recently drawn up annual or semiannual balance sheet.

Article 46. The Board of Directors may in each year pay or credit interest on shareholders' equity, pursuant to the income tax legislation, which shall be subject to confirmation by the annual shareholders' meeting that reviews and judges the financial statements as of and for the corresponding year.

Article 47. Dividends and interest on shareholders' equity distributed pursuant to Article 45 and Article 46 above shall be computed as part of the mandatory dividend distribution.

Article 48. Shareholders have a three-year period from the date on which they are made available, to claim the dividends paid to their shares, after which any unclaimed dividend shall legally revert to the Company.

Article 49. The shareholders' meeting may authorize profit sharing payments to the directors and officers of the Company, with due regard for the applicable legal limit.

Paragraph 1. Profit sharing payments may only be made in years in which the mandatory dividends foreseen in Article 43 are declared to the shareholders.

Paragraph 2. Whenever interim dividends are paid by the Company based on income determined in a semi-annual balance sheet, whose amount at least equals 25% of the net income determined for the period, as adjusted pursuant to Article 43, the Board of Directors may authorize semi-annual profit sharing payments to the directors and officers of the Company, which shall be contingent on confirmation by the shareholders' meeting.

CHAPTER X. MONITORING OF OWNERSHIP INTERESTS IN THE COMPANY'S SHARES

Article 50. Without prejudice to other provisions in these Bylaws, the Company, as represented by the Investor Relations Officer, shall monitor market fluctuations involving the ownership interests of its shareholders, with the aim of preventing and, as the case may be, reporting violations of these Bylaws, pursuant to Paragraph 1 below, as well as submitting recommendations to the shareholders' meeting concerning application of the penalties foreseen in Article 63 of these Bylaws.

Paragraph 1. Should the Investor Relations Officer identify at any time a violation of any of the limitations in the number of shares any individual shareholder or Group of Shareholders (as defined below) may hold, then within a maximum term of 30 days, this officer shall give notice of such event: *(i)* to the Chairman of the Board of Directors; *(ii)* to the Chief Executive Officer; *(iii)* to the members of the Fiscal Council, if active at the time; *(iv)* to the BVSP, the São Paulo Stock Exchange; *(v)* to the Brazilian Securities Commission; and shall also *(vi)* report this event in the Internet site of the Company.

Paragraph 2. The Investor Relations Officer may, on his or her own initiative or at the request of any regulatory agency, demand that individual shareholders or Groups of Shareholders (as defined below) provide information on their ownership interests, as directly and/or indirectly held, as well as information on the composition of their direct and/or indirect controlling stake, and as the case may be, information on the corporate group or business organization to which they belong, whether constituting a *de jure* or *de facto* group or organization.[T.N.]

CHAPTER XI. DISPOSITION OF CONTROL, CANCELLATION OF REGISTRATION AS A PUBLIC COMPANY, DELISTING FROM THE *NOVO MERCADO* AND PROTECTION OF SHARE OWNERSHIP DISPERSION

Disposal of Control

Article 51. In the event of a disposal of control in the Company, whether by a single transaction or a series of successive transactions, the relevant agreement should include suspensive or resolutory conditions that the acquirer of control must carry out a tender offer to purchase all other issued shares of the Company, under the conditions and within the terms established in the applicable legislation and in the *Novo Mercado* listing regulation, so as to ensure that all shareholders are extended the same treatment afforded to the selling controlling shareholder.

Article 52. Conducting a tender offer, such as foreseen in the preceding Article, shall also be required:

(a) if there is a significant assignment, at cost, of rights to subscribe for shares or other securities, or of rights related to securities convertible into shares, which may result in a disposal of control over the Company; or

(b) if there is a disposal of control over a company that in turn holds control over the Company, in which case the ultimate selling controlling shareholder shall be required to disclose to the BVSP, the São Paulo Stock Exchange, the price received for control over the Company in the sale transaction, and to submit evidence proving such price.

Article 53. If the acquirer of control already is a shareholder of the Company and the purchase of control is carried out under a private share purchase agreement entered into with the Company's controlling shareholder for disposal of any number of shares, then the acquirer of control shall be required:

(a) to conduct a tender offer pursuant to the conditions set out in Article 51; and

(b) to compensate the shareholders from whom it bought shares on the stock exchanges over the period of 6 (six) months before the date of disposal of control, by paying to these shareholders the difference between the price per share paid for control to the selling controlling shareholder and the price at which the shares were acquired on the stock

---

[T.N.] A '*de jure*' corporate group or business organization may be understood as a reference to a group or organization legally organized, or contractually bound, or verifiable as such through ownership structure, whereas a '*de facto*' group or organization may be understood as a reference to any group of persons and/or entities, including companies, not legally organized or formally bound as such, though in fact sharing similar interests and goals, which are pursued in common.

exchange, as adjusted for inflation pursuant to general market price index, or IGP-M index, or in its absence a similar substitute index.

Article 54. The Company shall not make registration of any transfer of shares to the buyermay hold its control, until the latter signs the statement of consent by controlling shareholders required under the *Novo Mercado* listing regulation.

Sole Paragraph. The Company shall not file any shareholders' agreement regulating the exercise of control while the signatories of such agreements do not sign the statement of consent required under the main provision of this Article.

Delisting From the *Novo Mercado*
Cancellation of Registration as a Public Company (Going Private)

Article 55. If the shareholders' meeting decides to delist in order for the Company shares to be tradable outside the *Novo Mercado*, or as a result of a corporate restructuring process in which the surviving company is not listed on the *Novo Mercado*, the controlling shareholder(s) shall be required to conduct a tender offer to purchase all issued shares by the Company. In any such event, the minimum offering price per share shall be no less than the economic value of each share, as determined in a valuation report prepared pursuant to the provisions in Article 57.

Article 56. If the shareholders approve at a shareholders' meeting a going private process, which thus shall result in the cancellation of the Company's registration as a public company, the controlling shareholder(s) or the Company shall be required to conduct a tender offer to purchase all issued shares by the Company. In this event, the minimum offering price per share shall be no less than the economic value of each share, as determined in a valuation report prepared pursuant to the provisions in Article 57.

Article 57. The valuation report mentioned in Article 55 and in Article 56 above, intended to determine the economic value of the Company shares, shall be prepared by a specialized firm of recognized proven experience, which is independent from Company's decision-making process, its management members and/or the controlling shareholders(s). Moreover, the valuation reports shall be prepared pursuant to the valuation process and requirements set forth in paragraph 1 of Article 8 of Law No. 6.404/76, in addition to advising about liability undertaken pursuant to paragraph 6 of said Article 8.

Paragraph 1. The shareholders' meeting shall be exclusively responsible for choosing a specialized firm to determine the economic value of the Company shares. This specialized firm shall be chosen from a list of three institutions presented by the Board of Directors, pursuant to a decision of shareholders representing the majority of the votes of holders of outstanding shares present to the meeting, not including abstentions. This shareholders' meeting shall be convened upon attendance by holders of a minimum of twenty percent (20%) of all Free Float in the first call, or any number of holders of Free Float in the second call.

Paragraph 2. The party conducting the tender offer must pay all the expenses and costs incurred in connection with the preparation of the valuation report.

Article 58. In the event the Company is the subject of Diffuse Control:

(a) If shareholders at a shareholders' meeting approve the cancellation of the Company's registration as a public company, the Company shall be required to conduct the tender offer to purchase all issued shares of the Company. In this case, however, the Company must first purchase all shares of holders that accept the offer, while not having voted in favor of a going private transaction, and only then shall the Company be allowed to purchase shares from holders that voted in favor of canceling the registration as a public company; and

(b) If shareholders at a shareholders' meeting approve the delisting of the Company from the *Novo Mercado* in order to trade the Company's shares in a different listing segment, or as a result of a corporate restructuring process in which the surviving company is not listed on the *Novo Mercado*, the shareholders voting in favor of delisting for any reason shall be required to complete the tender offer to purchase all issued shares of the Company.

Article 59. In the event the Company is the subject of dispersed control and the BVSP, the São Paulo Stock Exchange, decides that the quotations of securities issued by the Company should be disclosed separately or that trading on the *Novo Mercado* should be suspended because of an act or omission by the management in breach of the obligations contained in the *Novo Mercado* listing regulation, a shareholders' meeting must be called in the manner described in Article 123 of Law No. 6404/76 to dismiss and replace the Board of Directors or to adopt the necessary measures to remedy the breach of the *Novo Mercado* listing regulation.

Article 60. If the decisions mentioned in Article 59 do not remedy the breach of the obligations contained in the *Novo Mercado* listing regulation within the deadline set by the BVSP, the São Paulo Stock Exchange, for purposes of such remediation, and the Company leaves the Novo Mercado due to such breach, then with due regard for the applicable legislation, the Company shall initiate a tender offer to purchase all issued shares of the Company to cancel its registration as a public company.

Sole Paragraph. If, however, a shareholders' meeting decides to maintain the Company's status as a public company, the shareholders that vote in favor of this decision shall carry out the required tender offer.

Article 61. If the Company is the subject of dispersed control, and delists from the *Novo Mercado* due to a breach of the *Novo Mercado* listing regulation resulting from a decision taken at a shareholders' meeting, the shareholders that vote in favor of the decision that led to the breach shall be required to carry out the tender offer.

Protection of Share Ownership Dispersion

Article 62. If the Company is the subject of dispersed control, any Acquiring Shareholder (as defined below) that acquires or becomes the holder, or beneficial owner under an usufruct or trust arrangement, of an interest at a minimum representing twenty percent (20%) of the total shares issued by the Company (excluding, for this purpose, any treasury stock) is required, within 60 days after such event, to carry out or register a tender offer to purchase all issued shares of the Company, pursuant to the applicable regulations issued by the Brazilian Securities Commission, the BVSP, or São Paulo Stock Exchange, and the rules set forth in this Chapter.

Paragraph 1. The offering price per share issued by the Company, in the event of any such tender offer (hereinafter the "Offering Price") must be the greater of:

(a) the fair value per share, as determined pursuant to a valuation of the Company, based on a single or combined valuation methods, such as net accounting equity, net equity evaluated at market value, discounted cash flows that take into account synergies resulting from the purchase for the Acquiring Shareholder (as defined below), comparison by multiples, the stock market quotation of the shares, or based on other criteria accepted by the Brazilian Securities Commission, provided that the price thus offered may be revised as set forth in Paragraph 3 of this Article;

(b) one hundred and twenty five percent (125%) of the issue price per share in any capital increase for public distribution of stock during the period of 24 months immediately preceding the event triggering the mandatory tender offer contemplated in this Article, as duly adjusted for inflation pursuant to the IGP-M index, or in its absence a similar substitute index, until the date of the actual payment; or

(c) one hundred and twenty five percent (125%) of the average weighted trading price per share during the 90-day period preceding the date of the tender offer foreseen in this Article.

Paragraph 2. The tender offer shall compulsorily observe the following principles and procedures, in addition to other applicable requirements expressly foreseen in Article 4 of CVM Instruction No. 361/02, or a future substitute set of rules:

(a) be directed to all shareholders of the Company;

(b) be implemented through an auction carried out on the BVSP, the São Paulo Stock Exchange;

(c) extend the same treatment to all shareholders and provide adequate information on the Company and the Acquiring Shareholder (as defined below), as well as provide all elements required for the shareholders to make an informed and independent decision on whether to accept the tender offer;

(d) be irrevocable and irreversible after publicly announced pursuant to CVM Instruction No. 361/02, except as provided in Paragraph 5 of this Article;

(e) establish an offering price per share determined as prescribed in this Article, for payment in cash, in Brazilian currency; and

(f) be accompanied by the appraisal report reflecting the valuation of the Company, as prepared by a specialized firm that meets the requirements of Article 57, by adopting the valuation methodology prescribed in item (a) of Paragraph 1 of this Article.

Paragraph 3. Holders of an interest representing a minimum of ten percent (10%) of the shares issued by the Company (excluding, for this purpose, all shares held by the offeror) shall be entitled to call a special meeting of shareholders to resolve for a second valuation of the Company for the purpose of determining a revised offering price, which valuation and appraisal report shall follow the same rules and procedures set forth in item (f) of Paragraph 2 of this Article and in Article 4-A of Law No. 6404/76, and also in accordance with the applicable regulations issued by the Brazilian Securities Commission and other provisions set forth in this Chapter.

Paragraph 4. At the special meeting of shareholders indicated in Paragraph 3 above, the Acquiring Shareholder (as defined below) shall not be entitled to vote.

Paragraph 5. If the special meeting of shareholders referred to in Paragraph 3 decides for a revision of the offering price, and the new appraisal report determines a higher offering price than

initially offered, the Acquiring Shareholder (as defined below) may reconsider the decision to conduct a tender offer, and agree to follow the procedure foreseen in Article 28 of CVM Instruction No. 361/02, as applicable, and sell the excess ownership of shares of the Company within three months after the date of the special meeting.

Paragraph 6. The mandatory public tender offer prescribed in the main provision of this Article shall not preclude another shareholder or, as the case may be, the Company itself, from initiating a concurrent or isolated tender offer, on the terms of the applicable regulation.

Paragraph 7. The obligations prescribed in Article 254-A of Law No. 6404/76 and in Article 51, in Article 52 and in Article 53 of these Bylaws shall not release the Acquiring Shareholder (as defined below) from complying with the other obligations set forth in this Article.

Paragraph 8. The obligation to conduct a tender offer, established in this Article, shall not apply in the case of ownership of an interest in excess of twenty percent (20%) of all shares issued by the Company, if such ownership is a result of:

(a) a subscription for shares of the Company issued in a single primary offering approved at a shareholders' meeting called by the Board of Directors, in which the issue price per share for the Company's proposed capital increase was the economic value established by a valuation report prepared by a specialized firm, pursuant to the requirements of Article 57; or

(b) a tender offer for the acquisition of all issued and outstanding shares of the Company, conducted pursuant to the requirements set forth in this Article

Paragraph 9. Within ten days from the publication of a prospectus related to a tender offer for the purchase of all shares issued by the Company, prepared in accordance with this Article, including in respect of the Offering Price, or prepared pursuant to the applicable regulation, for settlement in cash or exchangeable into shares issued by a publicly traded issuer, the Board of Directors shall meet to review the terms and conditions of such tender offer, for which purpose it shall follow the principles set forth below.

(a) The Board of Directors may, at its own discretion, hire specialized consultants, in accordance with Article 57, for the purpose of analyzing the convenience and timing of the tender offer vis-à-vis the interests of the shareholders and the economic segment in which the Company's controlled companies operate, as well as the liquidity of the securities being offered, as applicable;

(b) Upon reviewing the terms and conditions of the tender offer contemplated in this Article, the Board of Directors shall disclose to the shareholders its opinion regarding the convenience and timing of the tender offer, as well as the basis for such opinion;

(c) If the Board of Directors, based on its fiduciary duties, concludes that the acceptance of the terms of a tender offer, by a majority of the shareholders, serves the best interests of the shareholders of the Company, and the industry in which the Company's controlled companies operate; it shall call and convene an extraordinary shareholders' meeting within 20 days, to decide whether or not to revoke the voting restrictions prescribed by the Article 7 of these Bylaws. The validity of such revocation, however, shall be contingent on the actual outcome of the tender offer, in which the Acquiring Shareholder (as defined below) must become the holder of a minimum of two-thirds of all shares issued by the Company, which ratio shall exclude all shares held in treasury;

(d) As an exception to the provisions of Article 7 of these Bylaws, the voting restrictions shall not apply to resolutions by the extraordinary shareholders' meeting foreseen in item (c) above, provided the meeting shall have been called exclusively on the initiative of the Board of Directors; and

(e) The tender offer shall be irrevocable and irreversible. However, in case of a voluntary tender offer, the Acquiring Shareholder (as defined below) may make a conditional tender offer based on the offeror's ability to obtain the minimum two-thirds acceptance ratio defined at the end of item (c) above, as well as on approval by the shareholders' meeting of the revocation of the voting restrictions established in Article 7, which limit the number of votes per shareholder.

Paragraph 10. For the purpose of establishing whether a shareholder holds an interest representing twenty percent (20%) or more of all shares issued by the Company, involuntary increases in the number of shares of any given holder will not be taken into account, if resulting from the cancellation of treasury stock, a share redemption, or a reduction of the Company's capital stock followed by a share cancellation.

Paragraph 11. The provisions of the *Novo Mercado* listing regulation shall prevail over the provisions of these Bylaws whenever the latter restricts the rights of the addressees of the public tender offers contemplated in these Bylaws.

Article 63. If an Acquiring Shareholder (as defined below) breaches its obligations under this CHAPTER XI, including in respect of compliance with deadlines (*i*) for conducting or registering a tender offer; or (*ii*) for fulfilling the requests and requirements of the Brazilian Securities Commission, the Board of Directors shall call an extraordinary shareholders' meeting to decide on the suspension of the rights of the Acquiring Shareholder (as defined below), pursuant to Article 120 of Law No. 6404/76, at which meeting such Acquiring Shareholder shall not be entitled to vote.

CHAPTER XII. DEFINITIONS

Article 64. For purposes of these Bylaws, the following capitalized terms shall have the meanings set forth below.

"Acquiring Shareholder" means any person (including, for example, any natural or legal person, investment fund, condominium, securities portfolio, portfolio of rights, or other form of organization, residing or with domicile or with registered office in Brazil or abroad), or Group of Shareholders or any group of persons bound under a voting agreement entered into with the Acquiring Shareholder and/or that operates representing the same interests as the Acquiring Shareholder, who or which subscribe for and/or acquire shares of the Company. Examples of a person that operates representing the same interests as the Acquiring Shareholder include any person: (*i*) that is directly or indirectly Controlled or managed by such Acquiring Shareholder; (*ii*) that holds Control over, or in any way manages the Acquiring Shareholder; (*iii*) that is directly or indirectly controlled or managed by any person that directly or indirectly holds Control over, or manages such Acquiring Shareholder; (*iv*) in which the Controlling Shareholder of such Acquiring Shareholder directly or indirectly holds an ownership interest equivalent to, or in excess of, thirty percent (30%) of the shares representing the capital stock; (*v*) in which such Acquiring Shareholder directly or indirectly holds an ownership interest equivalent to, or in excess of, thirty percent (30%) of the shares representing the capital stock; or (*vi*) that directly or indirectly holds an

ownership interest equivalent to, or in excess of, thirty percent (30%) of the shares representing the capital stock of the Acquiring Shareholder.

"Controlling Shareholder," "Selling Controlling Shareholder," "Free Float," "Dispersed Control," "Controlling Power," "Controlling Company," "Controlled Company," shall have the meanings ascribed to these terms in the *Novo Mercado* Listing Regulation.

"Group of Shareholders" means a group of persons (*i*) bound by agreements of any nature, including oral or written shareholders' agreements, whether directly or through Controlled Companies, Controlling Companies or companies under Common Control; or (*ii*) directly or indirectly bound by an controlling relationship; or (*iii*) under Common Control; or (*iv*) that operate representing common interests. Examples of persons representing common interests include: (*a*) a person that directly or indirectly holds an ownership interest at a minimum representing 15% of the shares representing the capital stock of another person; and (*b*) two persons having a common third-party investor that directly or indirectly holds an ownership interest at a minimum representing 15% of the shares representing the capital stock of each of these two persons. Any joint venture, investment fund, investment club, foundation, association, trust, condominium, cooperative, securities portfolio, portfolio of rights, or other forms of organization or enterprise, whether organized in Brazil or abroad, shall be deemed to belong to the same Group of Shareholders, whenever any two or more of such entities: (*x*) are administered or managed by the same legal entity, or by the related parties of a same legal entity; or (*y*) have in common the majority of their senior managers.

"Independent Director" shall have the meaning set forth under Paragraphs 5 through 7 of Article 21 of these Bylaws.

"Institutional Buyer" shall mean investors that (*i*) meet the requirements set by the Brazilian Securities Commission to qualify as a qualified buyer; and (*ii*) whose single or combined purposes, pursuant to their incorporation acts or organization charts, or by operation of law or regulation, consist of investing their own financial resources in securities issued by publicly traded companies.

Article 65. Omissions in these Bylaws shall be resolved by the shareholders' meeting and regulated according to the provisions of Law No. 6404/76.

CHAPTER XIII. LIQUIDATION

Article 66. The Company shall be dissolved and enter liquidation in the events set forth in the law. The shareholders' meeting shall decide the liquidation process, and elect a liquidator or liquidators, and the fiscal council members that will serve during the liquidation, in addition to establishing their powers and compensation.

CHAPTER XIV. ARBITRATION

Article 67. The Company, its shareholders, senior management members and members of fiscal council, if installed, shall be required to submit to arbitration any and all disputes or controversies arising among them, in connection with or as a result of the application, validity, effectiveness, interpretation, violation and effects of violation, of the provisions of these Bylaws, and those of Law No. 6404/76, the rules issued by the Brazilian National Monetary Council (*Conselho Monetário Nacional*), the Central Bank of Brazil (*Banco Central do Brasil*) and the Brazilian

Securities Commission (*Comissão Valores Mobiliários*), as well as of other rules and regulations generally applicable to the Brazilian public capital markets, in addition to the provisions of the *Novo Mercado* Listing Regulation and the Arbitration Rules of the Market Arbitration Chamber, which arbitration proceedings shall be conducted by the Market Arbitration Chamber established by the BVSP, or São Paulo Stock Exchange, pursuant to its Arbitration Rules.

CHAPTER XV. GENERAL PROVISIONS

Article 68. The Company shall send by e-mail copies of all notices, call notices, public announcements, financial statements and periodic financial or other information published or forwarded to the Brazilian Securities Commission, to all shareholders that make such request in writing, and indicate a period of duration not to exceed two years, also specifying their e-mail addresses. Such communications, which shall not replace or preclude any legally required publication, shall be made by the Company under express exemption of liability for errors or omissions in remitting e-mail, which the shareholders shall grant to the Company.

CHAPTER XVI. TRANSITORY PROVISIONS

Article 69. The Board of Directors elected as of the date of approval of these Bylaws shall have a term of office expiring as of the date of the annual shareholders' meeting that reviews and judges the financial statements of the Company as of and for the year ended December 31, 2009. Beginning on the date of such annual shareholders' meeting, the term of office of the Board of Directors shall be as provided for in Article 21 of these Bylaws.

Article 70. The Executive Board elected as of the date of the first meeting of the Board of Directors held after the date of approval of these Bylaws shall have a term of office expiring as of the date of the first meeting of the Board of Directors held after the annual shareholders' meeting that reviews and judges the financial statements of the Company as of and for the year ended December 31, 2009. Beginning on the date of such meeting of the Board of Directors, the term of office of the Board of Directors shall be as provided for in Article 33 of these Bylaws.

DOC. 02 – 2007 Annual Information

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
Voluntary Restatement

Unaudited

Corporate Legislation
September 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

01.05- CAPITAL COMPOSITION

Number of shares (Thousands)	Current Quarter 9/30/2007	Prior quarter 6/30/2007	Same quarter in prior year 9/30/2006
Paid-up capital			
1 - Common	705,275	1	0
2 - Preferred	0	0	0
3 - Total	705,275	1	0
Treasury Stock			
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - SITUATION Operating
3 - NATURE OF OWNERSHIP Domestic Holding
4 -ACTIVITY CODE 3990 - Administration of investment holdings – with no principal sector
5 - MAIN ACTIVITY Participation in companies engaged in trading, settlement, custody and supervision of securities trading.
6 - TYPE OF CONSOLIDATION Full
7 - TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANT Without exceptions

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - DATE APPROVED	4 - AMOUNT	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT QUARTER

1 - ITEM	2 - DATE OF ALTERATION	3 - CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 -NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (THOUSANDS)	8 - SHARE PRICE ON ISSUE DATE (IN REAIS)
01	8/28/2007	1,452,889	1,452,888	Merger of Companies	705,275	2.0600000000

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE	2 - SIGNATURE
11/14/2007	

01.01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

02.01 - Balance Sheet - Assets (R$ thousand)

1 - Code	2 - Description	3 - 9/30/2007	4 - 6/30/2007
1	Total assets	1,608,735	1
1.01	Current assets	787,115	0
1.01.01	Cash and cash equivalents	787,021	0
1.01.01.01	Cash and banks	2	0
1.01.01.02	Investment securities	787,019	0
1.01.02	Receivables	0	0
1.01.02.01	Customers	0	0
1.01.02.02	Sundry receivables	0	0
1.01.03	Inventories	0	0
1.01.04	Other	94	0
1.01.04.01	Taxes recoverable and advances	94	0
1.02	Non-current assets	821,620	1
1.02.01	Long-term receivables	0	0
1.02.01.01	Sundry receivables	0	0
1.02.01.02	Receivables from related parties	0	0
1.02.01.02.01	From associated and similar companies	0	0
1.02.01.02.02	From subsidiaries	0	0
1.02.01.02.03	From other related parties	0	0
1.02.01.03	Other	0	0
1.02.02	Permanent assets	821,620	1
1.02.02.01	Investments	821,620	0
1.02.02.01.01	Interest in associated/similar companies	0	0
1.02.02.01.02	Interest in associated/similar companies - Goodwill	0	0
1.02.02.01.03	Interest in subsidiaries	821,620	0
1.02.02.01.04	Interest in subsidiaries - Goodwill	0	0
1.02.02.01.05	Other investments	0	0
1.02.02.02	Property and equipment	0	0
1.02.02.03	Intangible assets	0	0
1.02.02.04	Deferred charges	0	1

01.01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

02.02 - Balance Sheet - Liabilities and Shareholders' Equity (R$ thousand)

1 - Code	2 - Description	3 - 9/30/2007	4 - 6/30/2007
2	Total liabilities and shareholders' equity	1,608,735	1
2.01	Current liabilities	1,397	0
2.01.01	Loans and financing	0	0
2.01.02	Debentures	0	0
2.01.03	Suppliers	9	0
2.01.04	Taxes, fees and contributions	1,234	0
2.01.05	Dividends payable	0	0
2.01.06	Provisions	0	0
2.01.07	Debts with related parties	0	0
2.01.08	Other	154	0
2.01.08.05	Other liabilities	154	0
2.02	Non-current liabilities	0	0
2.02.01	Long-term liabilities	0	0
2.02.01.01	Loans and financing	0	0
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	0	0
2.02.01.04	Debts with related parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	0	0
2.02.02	Deferred income	0	0
2.04	Shareholders' equity	1,607,338	1
2.04.01	Paid-up capital	1,452,889	1
2.04.02	Capital reserves	0	0
2.04.03	Revaluation reserves	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiaries and associated/similar companies	0	0
2.04.04	Profit reserves	0	0
2.04.04.01	Legal	0	0
2.04.04.02	Statutory	0	0
2.04.04.03	For contingencies	0	0
2.04.04.04	Unrealized profit	0	0
2.04.04.05	Retention of profit reserves	0	0
2.04.04.06	Special for undistributed dividends	0	0
2.04.04.07	Other profit reserves	0	0
2.04.05	Retained earnings/accumulated deficit	154,449	0
2.04.06	Advance for future capital increase	0	0

01.01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

03.01 - Statement of Income (R$ thousand)

1 - Code	2 - Description	3 - 7/1/2007 to 9/30/2007	4 - 1/31/2007 to 9/30/2007	5 - 7/1/2006 to 9/30/2006	6 - 1/31/2006 to 9/30/2006
3.01	Gross sales and/or services	0	0	0	0
3.02	Gross revenue deductions	0	0	0	0
3.03	Net sales and/or services	0	0	0	0
3.04	Cost of goods and/or services sold	0	0	0	0
3.05	Gross profit	0	0	0	0
3.06	Operating expenses/revenues	155,661	155,661	0	0
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(146)	(146)	0	0
3.06.02.02	Data processing and telephone systems	(50)	(50)	0	0
3.06.02.03	Outsourced services	(1)	(1)	0	0
3.06.02.04	Occupation, general and administrative expenses	0	0	0	0
3.06.02.05	Marketing, promotion and publicity	(95)	(95)	0	0
3.06.02.06	Communication	0	0	0	0
3.06.03	Financial	17,775	17,775	0	0
3.06.03.01	Financial income	20,759	20,759	0	0
3.06.03.02	Financial expenses	(2,984)	(2,984)	0	0
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(701)	(701)	0	0
3.06.06	Equity in the results of investees	138,733	138,733	0	0
3.07	Operating income	155,661	155,661	0	0
3.08	Non-operating income	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Result before taxation/profit sharing	155,661	155,661	0	0
3.10	Provision for income tax and social contribution	(1,212)	(1,212)	0	0
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Profit/ loss for the period	154,449	154,449	0	0
	NUMBER OF SHARES, EX-TREASURY (thousand)	705,275	705,275	0	0
	PROFIT PER SHARE (R$)	0.21899	0.21899	0.00000	0.00000
	LOSS PER SHARE (R$)				

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

04.01 - Notes to the Quarterly Information

(All amounts in thousands of reais unless otherwise indicated)

1 Operations

The main activity of Bovespa Holding S.A. (the "Company") is to invest in companies operating in trading, settlement, custody and trading supervision activities, or other services related to securities, instruments, assets, contracts and rights traded in the financial and capital markets, through its majority interest in the voting capital of the companies described in Note 12.

In addition, the Company also carries out other similar or correlated activities, as well as investing in the capital of other companies.

The Company was legally constituted on January 31, 2007, under the name of EDSP68 Participações S.A. At the Shareholders' Special Meeting (AGE) held on July 10, 2007, approval was given to change the Company's former name and main activities. The Company's operations commenced effectively on August 28, 2007, following the capital increases resulting from the corporate reorganization process.

Bovespa Holding S.A. and its subsidiaries Bolsa de Valores de São Paulo S.A. (BVSP) and Companhia Brasileira de Liquidações e Custódia (CBLC) provide infrastructure services for the trading carried out in the stock exchange and organized over-the-counter markets. They provide technology and infrastructure services for investors, brokerage entities and companies operating in the Brazilian capital market. Their portfolio of products and services includes the entire range from securities trading to depository services.

Corporate reorganization

On August 28, 2007, the directors of the Company, Bolsa de Valores de São Paulo (BOVESPA), Companhia Brasileira de Liquidação e Custódia (CBLC) and Bovespa Serviços e Participações S.A. (BSP) decided, through AGEs, to carry out a corporate restructuring. As a result, the Company has now taken full control of CBLC and BSP. BSP's name was changed to Bolsa de Valores de São Paulo S.A. (BVSP), and it is now responsible for the operating activities previously carried out by BOVESPA.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

As a consequence of the corporate restructuring, access by the brokerage entities to the trading systems managed by BVSP, as well as access by the clearing and settlement agents to the systems managed by CBLC, will be subject to contract and not related to their ownership interest (demutualization process).

As a result of the corporate reorganization, the Company's capital was increased by R$ 1,452,888 as follows:

. merger of the spun-off portion of the net assets of BOVESPA, at their book value on the base date of June 30, 2007, in the amount of R$ 890,878;

. exchange of shares of BSP (now BVSP) at their book value on the base date of June 30, 2007, in the amount of R$ 212,716; and

. exchange of shares of CBLC at their book value on the base date of June 30, 2007, in the amount of R$ 349,294, net of the payment of interest on capital up to August 28, 2007 (R$ 3,171).

As from August 28, 2007, the former members of BOVESPA and the former shareholders of CBLC and BSP (current BVSP) held shares of the Company's capital, having received shares in the following proportion:

. for each membership certificate of BOVESPA, 570,535 common shares of the Company were issued, totaling 432,465,530 common shares;

. for every 64,661 shares of BSP (current BVSP), 136,227 common shares of the Company were issued, totaling 103,260,066 common shares; and

. for every 25 shares of CBLC, 46,223 common shares of the Company were issued, totaling 169,549,662 common shares.

Accordingly, as a result of the above transactions, the Company's capital as of August 28, 2007 totaled R$ 1,452,889, comprising 705,275,264 common shares, with no par value.

The changes in the spun-off portions of net assets calculated as from the base date up to the merger date were appropriated and recorded in the books by the Company and its subsidiary BVSP.

2 Presentation and Preparation of the Balance Sheet

The quarterly information has been prepared in accordance with accounting practices adopted in Brazil and also the requirements of Brazilian Corporate Law, supplementary regulations of the National Monetary Council (CMN) and the standards established by the Brazilian Securities Commission (CVM).

The preparation of the quarterly information requires management to make estimates and assumptions to record certain assets, liabilities and other transactions. Accordingly, this quarterly information includes estimates to determine the useful economic life of property and equipment, the necessary provisions for contingencies and income tax and others. Actual results could differ from those estimates.

The accounting information for comparison purposes referring to the balance sheet for the period ended June 30, 2007 were not reviewed by independent accountants since those balances were below the limits defined by CVM for this purpose.

(a) Principles of consolidation of quarterly information

The consolidated quarterly information was prepared in accordance with the consolidation practices and applicable legal provisions. Accordingly, intercompany investments, balances, transactions and the equity in the results of consolidated entities were eliminated.

The consolidated quarterly information includes the quarterly information of the parent company, Bovespa Holding S.A., and its direct subsidiaries, BVSP and CBLC.

In addition, the investments of the subsidiaries in Exclusive Investment Funds are

consolidated. The securities and investments in these funds' portfolios are classified by type of instrument and were classified in accordance with the original classification.

CBLC and BVSP are associated with Bovespa Supervisão de Mercado (Bovespa Market Supervision - BSM), which was constituted as a not-for-profit civil association responsible for the supervision and inspection of the market. BSM is not included in the consolidated quarterly information.

3 Significant Accounting Practices

(a) Determination of net income

Income and expenses are recorded on the accrual basis.

(b) Investment securities

Investments in debt and equity investment funds are stated at the corresponding value of the quotas reported on the date of the financial statements. Debt investments are stated at cost of purchase, including accrued earnings up to the date of the financial statements, and equity investments are stated at cost of purchase adjusted to market value, when the latter is lower.

The Company and its subsidiaries have investments in exclusive investment funds which were consolidated in the quarterly information, as described in Note 6.

(c) Accounts receivable

Accounts receivable are recorded at the amounts the Company is entitled to receive. The allowance for doubtful accounts is recorded based on the losses regarded as probable, at an amount considered sufficient to cover losses on their realization.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

(d) Assets held for sale

Assets held for sale are stated at cost of purchase, including, where applicable, price-level restatement up to December 31, 1995, net of adjustment to market value, when this is lower.

(e) Receivables arising from lawsuits

Receivables arising from legal proceedings comprise the right to receive full inflation effects on financial investments under the Plano Verão (Summer Plan) in 1989, and are presented in long-term receivables at the amounts claimed, less the provision to cover expectations of realization.

(f) Investments

Investments are stated at cost plus restatements up to December 31, 1995, less the provision for adjustment to realizable value when the loss is deemed permanent.

The investments in properties held for rental are stated at purchase cost, less depreciation calculated on the straight-line method at the rate of 4% per annum.

At Bovespa Holding S.A., the interests in subsidiaries are evaluated on the equity method of accounting.

(g) Property and equipment

Property and equipment are stated at cost, including, where applicable, price-level restatement up to December 31, 1995, less depreciation computed on the straight-line method, at the rates described in Note 13, considering the economic useful lives of the assets.

(h) Deferred charges

Deferred charges are stated at cost, less related amortization, calculated on the straight-line method at the annual rate of 20%.

(i) Current assets, long term receivables and current and long-term liabilities

These assets and liabilities are stated at cost, including, where applicable, accrued earnings, corresponding charges and monetary variation, less the related unearned income, unappropriated expenses and, where applicable, provisions for losses.

(j) Taxes and contributions

The provisions for income tax, social contribution, Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) were calculated respectively at the following rates: 15% plus a 10% surcharge; 9%; 1.65% and 7.6%, considering the respective tax calculation bases and applicable legislation.

Deferred tax assets are recorded at the effective rates for income tax and social contribution on temporary differences, to the extent that their realization is probable.

4 Loss Recovery Mechanism (former Securities Investor Guarantee Fund)

As required under CMN Resolution No. 2690 of January 28, 2000, and related regulations, BOVESPA maintained an escrow fund, Fundo de Garantia da Bolsa de Valores de São Paulo (the "Securities Investor Guarantee Fund" or the "Fund") used for the sole purpose of providing the clients of brokerage entities operating in BOVESPA with reimbursement of losses in case the events provided for in the regulations occurred, up to the limit of the Fund.

The Fund was formed from the contributions of the brokerage entities and was not a legal entity, but its assets were segregated by BOVESPA from its own assets and separately managed to ensure the exclusive destination of its resources. The Fund was managed by a special committee formed by the general superintendent of BOVESPA, one representative of the brokerage entities and one representative of the investors.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

04.01 - Notes to the Quarterly Information

(All amounts in thousands of reais unless otherwise indicated)

In addition, amounts paid as indemnification by the Fund to investors on behalf of a brokerage entity should be reimbursed by that brokerage entity in order to avoid trading suspensions and other related penalties imposed by BOVESPA.

BOVESPA was required to establish the Fund's minimum net assets balance and, in the event of a shortfall, members were immediately obliged to make contributions until such minimum balance was restored. In no circumstances was BOVESPA required to make contributions to the Fund in the event its net assets were insufficient to cover indemnification payments.

The results obtained from the Fund's investments were incorporated into the net assets of the Fund. These net assets might not be distributed, either fully or partially, to the members, unless the Fund was extinguished.

After the corporate restructuring, the maintenance of the Fund, as described above, is the responsibility of Bovespa Supervisão de Mercado (BSM). Accordingly, the management of the Fund's assets and liabilities was transferred to this entity, in accordance with CVM Instruction 461.

In accordance with CVM Instruction 461, the corresponding regulation was altered and the Fund was replaced by a Loss Recovery Mechanism (MRP). In accordance with CVM Instruction 461, the stock exchanges should maintain a Loss Recovery Mechanism with a purpose identical to that of the Fund in order to replace it. Also in accordance with CVM 461 and in a similar manner to the former Fund, this mechanism may not be a legal entity; its accounting records are segregated from those of the stock exchange operations; and the stock exchanges are not responsible for paying the indemnifications in case of depletion of the mechanism resources. On the other hand, in accordance with CVM Instruction 461 and differently from what occurred with the Fund, this mechanism has, among other characteristics, a maximum net equity value or maximum amounts allocated to it, which should be based on the analysis of the risks inherent to its activity; has apportionment criteria in case of net equity shortfall; may have resources other than the contributions from the brokerage entities to constitute its net equity; and has an indemnification limit of R$ 60 thousand per claiming investor and by event.

(All amounts in thousands of reais unless otherwise indicated)

With the issuance of CVM Instruction 461, BSM will use the former Fund's net equity to constitute the initial net equity of the MRP and, as necessary, the Intermediate Institutions with access to our trading systems will continue to contribute to this net equity.

At September 30, 2007, assets, liabilities and net equity of the MRP (former Fund) are summarized as follows:

	September 30
Cash and cash equivalents	48
Investment securities	127,118
Accounts receivable	4,298
Total assets	131,464
Accounts payable	659
Net equity	130,805
Total liabilities and net equity	131,464

The amounts above are not part of the assets and liabilities of the Company and its subsidiaries presented in the balance sheet.

The surplus of the MRP amounted to R$ 8,040 for the quarter ended September 30, 2007 and R$ 20,429 for the period ended September 30, 2007. The surplus recorded in these periods was incorporated into the net assets of the MRP.

In accordance with former regulations, BOVESPA was remunerated for its activities regarding the management of the Fund, calculated at the rate of 0.5% per month on its net assets. BOVESPA did not receive any other benefit or remuneration associated with the Fund. After the corporate restructuring, BSM is responsible for the management of the MRP and, consequently, as from August 28, 2007, the remuneration for the activities related to the management of the MRP is recorded by BSM.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

5 CBLC - Settlement and Special Equity Funds

The Settlement and Special Equity Funds were constituted in April 2002 in compliance with the decisions taken at the Shareholders' meeting of September 27, 2001, and BACEN Circular 3057 of August 31, 2001, respectively, to be used for the sole purpose of covering losses that may arise from a default and/or to provide liquidity to cover possible mismatches in connection with the transactions clearing and settlement process.

The resources of CBLC's Settlement and Special Equity Funds are invested in an exclusive investment fund and in federal government securities, respectively, and presented as investment securities in the consolidated balance sheet (Note 6). At September 30, the Settlement and Special Equity Funds' balances were R$ 277,647 and R$ 25,676, respectively.

In addition, CBLC has lines of credit totaling approximately R$ 1,055,000 at September 30, 2007, to be used if and when necessary to provide liquidity to its clearing and settlement activities. These lines of credit are contracted directly from financial institutions operating in Brazil and are renewable annually or automatically, depending on the financial institution. There were no credit line balances used on the date of the financial statements.

6 Investment Securities

	September 30	
	Parent company	Consolidated
Debt investment funds	787,019	1,169,825
Equity investment funds	-	156
Government debt securities	-	347,918
Debentures	-	8,630
Savings account deposits	-	73,861
Foreign time deposits	-	12,258
Shares	-	60

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

04.01 - Notes to the Quarterly Information

(All amounts in thousands of reais unless otherwise indicated)

	September 30	
	Parent company	Consolidated
Securities purchased under agreements to resell	-	117,571
Derivative financial instruments	-	(26)
	787,019	1,730,253

The portfolios of the debt investment funds mainly comprise government debt securities, securities purchased under agreements to resell, certificates of bank deposits and debentures.

As described in Note 3(b), the Company and its subsidiaries have investments in exclusive investment funds which have been consolidated in this quarterly information. The investment securities and derivative financial instruments of these funds are stated at their market values as required by the applicable regulations.

The assets and liabilities that were consolidated in this quarterly information are summarized below:

	September 30
	Consolidated
Cash and cash equivalents	71
Securities purchased under agreements to resell	117,571
Securities, debentures and derivative financial instruments	326,600
Other accounts receivable	5
Other accounts payable	(12,592)
Total net assets of exclusive investment funds	431,655

Investments in securities were classified as current assets irrespective of their maturities, based on their classification as trading assets in the exclusive investment fund portfolios.

In addition, the balance of investment securities includes investments amounting to R$ 166,558, related to the CBLC Settlement and Special Equity Funds, whose use is restricted as described in Note 5.

7 Derivative Financial Instruments

The derivative financial instruments are One-Day Interbank Deposit Futures Contracts (DI1) and are stated at their market values (Note 6). These contracts are included in the exclusive fund portfolios which were consolidated in this quarterly information as described in Note 3(b).

The derivative financial instruments included in the exclusive fund portfolios are used to meet the investment policy requirements established by each fund's regulations. Derivatives involve risk and may not produce the results expected, generating significant oscillations in the fund's position and possible losses for the quotaholders. The fund administrator uses techniques and procedures to control the related risks, ensuring that they are properly monitored and mitigated accordingly.

The nominal value of the future contracts totals R$ 121,917 in the consolidated at September 30, 2007.

8 Trade Accounts Receivable

	September 30
	Consolidated
Brokerage entities	111,989
Annual listing fees	3,682
Allowance for doubtful accounts	(1,043)
	114,628

The amounts receivable from brokerage entities comprise mainly: (i) trading fees on transactions performed, usually received by BVSP over an average term of 45 days, and (ii) settlement, recording and custody fees, usually received by CBLC over an average term of 15 days.

The balance of annual listing fees comprises the amounts charged by BVSP for listed companies to have their shares traded in the stock market. The fees are calculated based on the capital of each company and received in up to four quarterly installments. The installments received in advance are recorded in current liabilities as "deferred revenue" and appropriated to results on the accrual basis.

The allowance for doubtful accounts comprises primarily overdue receivables and/or amounts receivable from bankrupt companies or companies in the process of liquidation.

9 Assets Held for Sale

Refer substantially to properties acquired from other stock exchanges, as a result of the Brazilian stock exchange integration process which occurred prior to 2004.

10 Recoverable and Prepaid Taxes

This balance consists substantially of prepaid or withholding tax to be offset against future taxes.

At September 30, 2007, the balance of the parent company is mainly comprised by R$ 3 (R$ 6,971 in the consolidated) referring to withheld income tax on financial investment earnings and R$ 91 (R$ 28,173 in the consolidated) referring to income tax and social contribution prepayments.

(All amounts in thousands of reais unless otherwise indicated)

11 Judicial Deposits

	September 30
	Consolidated
Social Security Fund (Finsocial)	2,865
Social contribution	350
PIS and COFINS	1,425
Labor claims	515
Other	160
	5,315

Judicial deposits are escrow deposits made to cover tax-related lawsuits and other disputes and are stated at their original amounts, plus inflation restatement according to local legislation, and comprise the following:

. Finsocial deposits include the 0.5% increase in this tax rate for the period from May 1990 to March 1992. Since, according to their legal advisors, BOVESPA's transactions are exempt, this tax has neither been paid nor recorded as a provision after that date.

. Social contribution deposited in the courts refers to the base year of 1989. As from 1990, based on the Declaratory Act 17 of November 30, 1990, not-for-profit corporate entities were exempted from this contribution.

. The PIS and COFINS amounts were deposited by CBLC and calculated at the rates of 1.65% and 7.6%, respectively, on financial income for June and July 2004 and on non-operating revenue for the period from June 2004 to September 2007.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

12 Investments

	September 30	
	Parent company	Consolidated
Works of art	-	2,851
Properties held for rental	-	4,986
Other investments	-	60
Investments in subsidiaries:		
Bolsa de Valores de São Paulo S.A.	322,845	-
Companhia Brasileira de Liquidação e Custódia	498,775	-
	821,620	7,897

The main objective of BVSP is to maintain an adequate infrastructure for the trading of marketable securities, providing its facilities with the material, administrative and technical resources required for trading in a free and open market, especially organized and monitored.

The main objectives of CBLC are to record, control, clear and guarantee, through its clearing agents, the operations in the spot, forward, options and similar markets with debt and equity instruments of private issuers in BVSP and in other markets and stock exchanges, as well as rendering marketable securities depository services.

In addition, BVSP and CBLC are associated with Bovespa Supervisão de Mercados (BSM) which was constituted as a not-for-profit civil association responsible for the supervision and inspection of legal and regulatory standards issued by the regulatory bodies, BVSP, CBLC and BSM itself, to which all market members and agents, as well as the operating subsidiaries of Bovespa Holding, BVSP and CBLC, are subject.

On October 18, 2007, the capital of BSM was increased by R$ 20,000 through the contribution of its associated companies, BVSP and CBLC, in the amount of R$ 10,000 each.

(All amounts in thousands of reais unless otherwise indicated)

13 Property and Equipment

	September 30	
	Consolidated	Depreciation rate - %
Land	62,249	
Buildings	17,310	4
Facilities	59,900	10 and 20
Data processing	16,256	20
Furniture and fixtures	4,236	10
Telecommunication equipment	15,694	20
Telephone system	5,316	20
Other property and equipment	2,604	10 and 20
Construction in progress	22,084	
	205,649	
Accumulated depreciation	(111,819)	
Net	93,830	

14 Cash Margin Deposits

This balance consists of cash deposits made by the clearing agents in the name of brokerage entities' clients to guarantee the settlement of operations carried out in the spot, forward and options markets.

In addition, the transactions in the spot, forward, future, options and securities lending markets, under the responsibility of clearing agents, brokerage entities and investors, are guaranteed by the assets and resources summarized below:

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	September 30
	Consolidated
Shares	13,727,394
Government securities	27,229,857
Letters of guarantee	330,937
Sundry credits	210,539
Other guarantees	1,672,645
	43,171,372

15 Payroll and Related Liabilities

	September 30
	Consolidated
Provision for vacation and 13th-month salary pay	12,917
Employees profit sharing	2,682
Other provisions	1,337
Social charges payable	2,145
	19,081

16 Taxes and Fees Payable

	September 30	
	Parent company	Consolidated
PIS and COFINS	-	4,799
Legal liabilities - PIS and COFINS	-	6,579

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	September 30	
	Parent company	Consolidated
Third-party withheld income tax	7	3,186
Third-party withheld CSL/PIS/COFINS/ Services Tax (ISS)	15	950
Provision for income tax and social contribution	1,212	75,567
	1,234	91,081

The Company and its subsidiaries are disputing in the courts tax liabilities related to PIS and COFINS, which are fully recorded as a provision. The provisions are recorded as follows: (i) COFINS at the rate of 7.6% on non-operating income and at the rate of 4.6% (rate difference above 3.0%) on operating income not related to BOVESPA's main activity (up to August 28, 2007) and (ii) PIS and COFINS calculated at the rate of 1.65% and 7.6%, respectively, on financial income for June and July 2004 and on non-operating income for the period from June 2004 to September 2007 of CBLC, the amounts of which are being deposited in the courts.

17 Payable for Purchase of Membership Certificates

This refers to an amount temporarily held by BVSP to cover possible contingencies or claims by investors against the MRP (former Securities Investor Guarantee Fund of BOVESPA), arising from membership certificates purchased from brokerage entities before the demutualization process and which have not yet been paid.

18 Earnings and Rights on Securities under Custody

These comprise dividends and interest on capital received on behalf of the securities' owners, which will be transferred to the custody agents and subsequently to their clients, who are the owners of the shares.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

19 Provision for Contingencies

The Company and its subsidiaries are party to civil, tax and labor lawsuits arising in the normal course of business. Provisions have been recorded for these lawsuits at amounts considered sufficient to cover probable losses, based on the opinion of its legal advisors.

Considering that BVSP (former BSP) is now responsible for the activities previously assigned to BOVESPA, BVSP has succeeded BOVESPA in all rights and obligations relating to the contracts needed to carry out such activities, as well as those related to the legal lawsuits in which BOVESPA was the defendant.

The amounts of the provisions for civil, labor and tax lawsuits are as follows:

	September 30
	Consolidated
Civil	3,555
Tax	-
Labor	1,058
	4,613

The provision for civil contingencies refers to claims for damages for which, based on the opinion of our legal advisors, a provision for loss has been recorded.

The changes in the provision for contingencies during the quarter ended September 30, 2007, were as follows:

	September 30
	Consolidated
Initial balance (on the date of the corporate restructuring)	4,110
Provisions	503

(All amounts in thousands of reais unless otherwise indicated)

	September 30
	Consolidated
Reversal of provisions	-
Settlements	-
At the end of the quarter	4,613

Possible losses

The Company and its subsidiaries have tax, civil and labor claims involving risks of loss classified by management as possible, based on the opinion of its legal advisors, for which no provisions have been recorded:

	September 30
	Consolidated
Civil	-
Tax	65,671
Labor	406
	66,077

20 Stockholders' Equity

(a) Capital

Company capital as of September 30, 2007 comprises 705,275,264 common shares with no par value. Pursuant to the Company's by-laws, shareholders are entitled to:

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

. vote at the Annual Meetings of shareholders, considering that no shareholder or group of shareholders may exercise votes in a number which exceeds 7% of the number of shares comprising Company capital, except in the case of Special Meetings called to change or revoke this limit, at which the limit of the number of votes of any shareholder or group of shareholders will be 1% of the number of shares comprising Company capital. In addition, the 7% limit will not be effective at Special Meetings called by the Board of Directors for the purpose of considering a public offering for the purchase of all of the Company's shares;

. minimum compulsory dividends, corresponding to 25% of annual net distributable income, as measured in accordance with Brazilian Corporation Law;

. in the event of the sale of Company control, either through a single transaction or by successive transactions, the right to sell their shares under the same conditions (tag along) assured to the controlling shareholder;

. any other rights guaranteed to shareholders, under the terms set forth in the regulations of BOVESPA's *Novo Mercado* (New Market), in the Company's by-laws and in Brazilian Corporation Law; and

. the right to receive payment in full of dividends and other proceeds of any nature which might come to be declared by the Company upon dissolution.

At the AGE of August 22, 2007, the Company approved the issue of a nominative subscription warrant at the issue price of R$ 1.00 (the "Warrant"), which was subscribed and paid up by Instituto BOVESPA de Responsabilidade Social e Ambiental (the BOVESPA Institute of Social and Environmental Responsibility), under a commitment not to encumber or dispose of the Warrant until its expiry as stipulated below:

The Warrant will be exercisable by the holder (i) as from the date on which the audit of the financial statements for the year ending December 31, 2007 is concluded and up to December 31, 2008, and also (ii) if, cumulatively, (a) the Company has capital of at least R$ 1,309,892, comprising at a minimum 635,870,170 shares and (b) its registration as a publicly held company and of the initial public offering of its stock (the "IPO") have been obtained from the Brazilian Securities Commission.

(All amounts in thousands of reais unless otherwise indicated)

In addition, the Warrant grants the holder the right to subscribe, on one or more occasions within the above time period, 2,830,000 shares of Company capital, comprising 0.4% of its total shares as of September 30, 2007. The issue price of the shares of the Warrant will be R$ 2.06 (two reais and six cents) per share.

(b) Legal reserve

The legal reserve is formed by the appropriation of 5% of net income for the year in accordance with Brazilian corporate legislation.

(c) Dividends

Shareholders are assured of a minimum dividend of 25% of net income for the year, adjusted pursuant to Brazilian corporate legislation.

21 Retirement Benefits

The Company and its subsidiaries and some of their employees make contributions as sponsors to the "Multisponsored Pension Plan for Financial and Capital Market Institutions" (Mercaprev), whose purpose is to supplement the retirement pension of its participants. The plan is a defined contribution plan. The Company contributes 2.9% of the payroll of participants and the participants contribute at least 2.9% of their salaries.

For the year ended September 30, 2007, the Company's contributions amounted to R$ 375, presented as "general and administrative expenses" in the consolidated statement of income.

22 Transactions with Related Parties

The transactions with related parties refer mainly to the relationship with brokerage entities and financial institutions that are shareholders of the Company. The main outstanding balances

(All amounts in thousands of reais unless otherwise indicated)

and transactions with related parties during the year are as follows:

		September 30
Component	**Nature of the transactions**	**Consolidated**
Investment securities	Include financial investments with related parties and investments in investment funds managed by related parties	1,668,052
Trade accounts receivable	Amounts receivable from brokerage entities related to data processing, software licensing and telecom service fees.	325

Income and expenses from transactions with related parties were as follows:

		September 30
Component	**Nature of the transactions**	**Consolidated**
Operating revenues	Income from data processing, software licensing, and telecom services.	976
Operating expenses	Technology development program.	(3,484)
Financial income	Financial income from investments in securities (includes income from investment funds managed by related parties)	41,147

BVSP also provides guarantees for the operations of the settlement cycle of its brokerage entities in favor of CBLC or its authorized clearing agents. The balances of these guarantees are presented in Note 27.

23 Financial Income and Expenses

	September 30	
	Parent company	**Consolidated**
Income from financial investments	20,759	42,032
Other financial revenues	-	514

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	September 30	
	Parent company	Consolidated
Exchange variation on foreign currency assets	-	(521)
Tax on bank account outflows (CPMF)	(2,976)	(4,046)
Other financial expenses	(8)	(460)
Net financial income	17,775	37,519

24 Other Operating Income and Expenses

	September 30	
	Parent company	Consolidated
Gurantee Fund management fee (up to August 28, 2007)	-	1,243
Earnings from Ibovespa (Bovespa index) contract	-	777
Software license - Sinacor	-	870
Other	-	1,155
Other operating income	-	4,045
Technological improvement program		(3,484)
Project of demutualization and public offering of shares	(687)	(1,105)
Taxes and fees (CPMF, water, energy and sewage)	(12)	(1,607)
Other	(2)	(1,891)
Other operating expenses	(701)	(8,087)

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

25 Non-Operating Income (Expense), Net

	September 30
	Consolidated
Income from rented properties	501
PIS and COFINS on non-operating income	(49)
Provision for contingencies	(503)
Profit/(loss) on sale of permanent assets	9,855
Other operating income and expenses, net	248
Non-operating income (expense), net	10,052

26 Income Tax and Social Contribution

(a) Composition of deferred income tax and social contribution

The balances of deferred tax assets are as follows:

	September 30
	Consolidated
Temporary differences	
Provision for receivables arising from lawsuits	1,363
	1,363

The deferred income tax and social contribution assets arising from temporary differences are recorded in the books taking into consideration the probable realization of these tax assets, based on projected future income considering internal assumptions and future economic scenarios, which are subject to change.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

(b) Estimated realization period

Management believes that the deferred tax assets arising from temporary differences will be realized as the corresponding lawsuits are resolved over a period of up to 5 years.

(c) Reconciliation of income tax and social contribution expenses

The income tax (IR) and social contribution (CS) amounts presented in the consolidated and parent company statement of income at nominal rates were reconciled as follows:

	September 30	
	Parent company	Consolidated
Income before IR and CS	155,661	198,435
Equity in the earnings of subsidiaries	(138,733)	-
Interest on own capital	-	(3,170)
Changes in the spun-off portion of the net assets of BOVESPA	(13,310)	(75,709)
Other permanent differences, net	-	7,478
Temporary differences, net	(53)	438
Offset of IR and CS losses	-	(9,537)
Adjusted net income	3,565	117,935
IR and CS at effective rates- 34%	1,212	40,098
IR on financial investments - BOVESPA	-	3,888
Total IR and CS	1,212	43,986
Current	1,212	43,986
Deferred	-	-

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

04.01 - Notes to the Quarterly Information

(All amounts in thousands of reais unless otherwise indicated)

27 Letters of Guarantee Issued

BVSP pledges guarantees for the operations of the settlement cycle of its brokerage entities by issuing letters of guarantee in favor of CBLC or its authorized clearing agents.

The letters of guarantee are secured by the Company's shares owned by the benefited brokerage entity, and no provision for loss was required to be recorded. The guarantees are issued on account of transactions performed by the member brokerage entities.

The following table presents the total amount of outstanding guarantees at September 30, 2007 and their composition by beneficiary:

	Consolidated
CBLC	116,115
Clearing agents	50,443
	166,558

28 Information by Segment

The Company and its subsidiaries reports their revenues under two reportable segments: BVSP and CBLC. These segments are managed and operated as two business units and organized based on services provided to their customers.

BVSP represents primarily the fees earned from trades of financial instruments, securities listing, market data and information technology products and services.

CBLC represents primarily fees earned from depository services, clearing and settlement of securities.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	September 30	
	BVSP	**CBLC**
Gross Sales and/or Service Revenues	136,645	99,211
Earnings from trading - floor trading fees	127,700	
Earnings from transactions - clearing and settlement	-	75,714
Securities lending	-	16,316
Securities listing	5,629	
Depository and custody services and back-office	-	7,181
Market quotations and data	3,316	-
Gross revenue deductions (PIS, Cofins and ISS)	(4,824)	(11,649)
Net Sales and/or Service Revenues	131,821	87,562

29 Financial Instruments at Fair Value

The financial instruments presented in the parent company and consolidated balance sheet are stated at cost of acquisition plus accrued earnings, are adjusted to realizable value, where applicable, and are recorded at amounts that approximate their corresponding fair or market values.

30 Additional Information - Consolidated Statement of Income

The chart below presents the segregation of results for the period between (i) results referring to the changes in the spun-off portion of the net assets of BOVESPA, calculated from the base date to the merger date, which were appropriated and recorded in the books by the Company and its subsidiary BVSP, and (ii) other results determined up to September 30, 2007.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	Other results calculated up to September 30, 2007	Changes in the spun-off portion of the net assets of BOVESPA
Gross Sales and/or Service Revenues	145,141	90,716
Earnings from trading - floor trading fees	42,738	84,962
Earnings from transactions - clearing and settlement	75,715	-
Securities lending	16,316	-
Securities listing	1,924	3,705
Depository and custody services and back-office	7,181	-
Market quotations and data	1,267	2,049
Gross revenue deductions (PIS, Cofins and ISS)	(16,294)	(180)
Net Sales and/or Service Revenues	128,847	90,536
Cost of sold assets and/or services	-	-
Gross profit	128,847	90,536
Operating income/expenses	(16,289)	(14,711)
General and administrative	(35,689)	(28,788)
Personnel	(17,485)	(14,317)
Data processing - telephone systems	(9,725)	(5,911)
Third-party services	(1,008)	(1,362)
Occupation, general and administrative expenses	(706)	(735)
Marketing, promotion and publicity	(2,709)	(3,525)
Communication	(1,754)	(910)
Depreciation and amortization	(2,302)	(2,028)
Financial	22,711	14,808
Financial income	27,750	15,420
Financial expenses	(5,039)	(612)
Other operating income	652	3,394
Other operating expenses	(3,963)	(4,124)
Operating income	112,558	75,825
Non-operating result	10,168	(116)

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	Other results calculated up to September 30, 2007	Changes in the spun-off portion of the net assets of BOVESPA
Income	10,460	-
Expenses	(292)	(116)
Result before taxation/profit sharing	122,726	75,709
Provision for income tax and social contribution	(41,626)	(2,360)
Income/loss for the period	81,100	73,349

31 Stock Option Plan

At the AGE held on August 28, 2007, approval was given for the Company Stock Purchase Option Plan (the "Option Plan"). The Option Plan is designed to offer the Company's directors, employees and service providers an opportunity to become shareholders, increasing, as a result, the alignment of their interests with those of the other shareholders and sharing the same capital market risks.

In accordance with the Option Plan, the Board of Directors, at the meeting held on August 28, 2007, granted options to the directors and employees to purchase 14,810,781 shares of the Company's stock, corresponding to 2.1% of capital, at the issue price of R$ 2.06. The options may be exercised within a period of up to three years from the grant date, in compliance with the terms of the Contracts for the Purchase of Stock Options (the "Option Contracts") entered into with each director or employee receiving the options (the "Beneficiaries").

Respecting the limit of 4.6% of the Company's total stock, the Board of Directors may launch additional option programs, through which options may be granted to the directors, employees and service providers to subscribe and/or purchase shares under the terms previously established in the individual Option Contracts entered into with each Beneficiary. The subscription or purchase price, when treasury stock is used to exercise the option, will be

(All amounts in thousands of reais unless otherwise indicated)

determined based on the average trading price obtained over the 20 days prior to the date on which the individual Option Contracts were signed. If the initial public offering is launched within a period of less than 90 days from the date on which the option was granted, the issue price of the Company's shares may also be used.

As of September 30, 2007, options for 2.5% of capital have not yet been authorized by the Board of Directors, with the possibility of 17,631,882 of the Company's common shares being made available under the Option Plan. Up to September 30, 2007, no options had been exercised under the Option Plan.

32 Additional Information

The Company had access to the Answer to Inquiry No. 10/07 which answers the consultation made by the National Stock Exchange Commission (CNB) on May 30, 2007, referring to the tax treatment given to the demutualization of stock exchanges.

Initially, the Federal Revenue of Brazil (RFB) understood that Art. 61 of the Civil Code of 2002 did not permit the demutualization, under the terms approved by the members of the former São Paulo Stock Exchange, despite the fact that the mentioned legal provision deals specifically with the dissolution of civil associations. The Company considers that the mentioned provision is not applicable to its demutualization, since there was no dissolution and the operation was analyzed by the regulatory body of the securities market, which presented no objections to its realization as regards the matters within its competence.

RFB also considered that the spin-off would be applicable only to the corporate entities constituted as companies, since, supposedly, there is no regulation authorizing the application to an association such as the former BOVESPA. However, Art. 2033 of the Civil Code of 2002 alludes expressly to the spin-off of corporate entities referred to in its Art. 44, among which are exactly associations such as the former BOVESPA.

The Company considers RFB's conclusions to be mistaken and believes, based on the opinion of its legal advisors, that (i) the opinion that the demutualization lacks legal support is

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

baseless; and (ii) such demutualization should receive the same treatment adopted in 1997, when the former BOVESPA spun-off and created CBLC - Companhia Brasileira de Liquidação e Custódia and Bovespa Serviços e Participações S.A., both for-profit corporations.

33 Subsequent Events

On October 23, 2007, the Company obtained from CVM its registration as a listed corporation. On October 25, 2007, CVM authorized the registration of an Initial Public Offering for the secondary distribution of common shares issued by Bovespa Holding S.A. under No. CVM/SRE/SEC/2007/048.

On October 26, 2007, the shares issued by the Company started to be traded at BVSP under the New Market trading code BOVH3.

The Offer comprised, initially, the distribution of 250,492,283 shares held by selling shareholders, at the price of R$ 23.00 per share, in a non-organized over-the-counter market. In addition, on October 29, 2007, the Offering Lead Coordinator, Banco de Investimentos Credit Suisse (Brasil) S.A., fully exercised the option granted to it by certain selling shareholders for the acquisition of an additional amount of up to 15% of the shares initially offered, totaling 37,573,842 shares (Supplementary Lot), in order to meet the excess demand verified during the Offer.

Considering that the totality of the shares initially offered and the Supplementary Lot were acquired, a total of 288,066,125 shares were distributed to the public, representing approximately 40.8% of the Company's capital at September 30, 2007, comprising a total amount of R$ 6,625,521.

As defined in the Definitive Prospectus for the Initial Offering of shares, the distribution costs, in the estimated amount of $ 152,800, will be covered by the Company and recorded as non-recurring expenses over the coming quarter.

* * *

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

05.01 - Comments on Company Performance During the Quarter

See comments on consolidated performance.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

06.01 - Consolidated Balance Sheet - Assets (R$ thousand)

1 - Code	2 - Description	3 - 9/30/2007	4 - 6/30/2007
1	Total assets	2,019,655	1
1.01	Current assets	1,897,507	0
1.01.01	Cash and cash equivalents	1,732,660	0
1.01.01.01	Cash and banks	2,407	0
1.01.01.02	Investment securities	1,730,253	0
1.01.02	Receivables	118,294	0
1.01.02.01	Customers	114,628	0
1.01.02.01.01	Contributions receivable from brokerage entities	111,989	0
1.01.02.01.02	Annual listing fees	3,682	0
1.01.02.01.03	Allowance for doubtful accounts	(1,043)	0
1.01.02.02	Sundry receivables	3,666	0
1.01.03	Inventories	0	0
1.01.04	Other	46,553	0
1.01.04.01	Taxes recoverable and advances	35,153	0
1.01.04.02	Deferred income tax and social contribution	1,363	0
1.01.04.03	Prepaid expenses	7,208	0
1.01.04.04	Other amounts receivable	701	0
1.01.04.05	Property sale receivable	2,128	0
1.02	Non-current assets	122,148	1
1.02.01	Long-term receivables	11,058	0
1.02.01.01	Sundry receivables	555	0
1.02.01.01.01	Receivables from judicial lawsuits	555	0
1.02.01.02	Receivables from related parties	0	0
1.02.01.02.01	From associated and similar companies	0	0
1.02.01.02.02	From subsidiaries	0	0
1.02.01.02.03	From other related parties	0	0
1.02.01.03	Other	10,503	0
1.02.01.03.01	Judicial deposits	5,315	0
1.02.01.03.02	Assets held for sale	1,298	0
1.02.01.03.03	Property sale receivable	3,890	0
1.02.02	Permanent assets	111,090	1
1.02.02.01	Investments	7,897	0
1.02.02.01.01	Interest in associated/similar companies	0	0
1.02.02.01.02	Interest in associated/similar companies - Goodwill	0	0
1.02.02.01.03	Interest in subsidiaries	0	0
1.02.02.01.04	Interest in subsidiaries - Goodwill	0	0
1.02.02.01.05	Other investments	7,897	0
1.02.02.02	Property and equipment	93,830	0
1.02.02.03	Intangible assets	0	0
1.02.02.04	Deferred charges	9,363	1

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

06.02 - Consolidated Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

1 - Code	2 - Description	3 - 9/30/2007	4 - 6/30/2007
2	Total liabilities and stockholders' equity	2,019,655	1
2.01	Current liabilities	412,317	0
2.01.01	Loans and financing	0	0
2.01.02	Debentures	0	0
2.01.03	Suppliers	8,524	0
2.01.04	Taxes, fees and contributions	91,081	0
2.01.05	Dividends payable	0	0
2.01.06	Provisions	21,549	0
2.01.06.01	Provisions for vacation and 13th-month salary	12,917	0
2.01.06.02	Employees profit sharing	2,682	0
2.01.06.03	Other provisions	1,337	0
2.01.06.04	Provisions for contingencies	4,613	0
2.01.07	Payables with related parties	0	0
2.01.08	Other	291,163	0
2.01.08.01	Transaction warranty deposit	229,584	0
2.01.08.02	Earnings and rights on securities under custody	26,844	0
2.01.08.03	Social charges payable	2,145	0
2.01.08.04	Payable for purchase of membership certificates	6,224	0
2.01.08.05	Other accounts payable	7,605	0
2.01.08.06	Liabilities - exclusive funds	12,592	0
2.01.08.07	Unappropriated income	6,169	0
2.02	Non-current liabilities	0	0
2.02.01	Long-term liabilities	0	0
2.02.01.01	Loans and financing	0	0
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	0	0
2.02.01.04	Debts with related parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	0	0
2.02.02	Deferred income	0	0
2.03	Minority interest	0	0
2.04	Shareholders' equity	1,607,338	1
2.04.01	Paid-up capital	1,452,889	0
2.04.02	Capital reserves	0	0
2.04.03	Revaluation reserves	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiaries/associated and similar companies	0	0
2.04.04	Revenue reserves	0	0
2.04.04.01	Legal	0	0
2.04.04.02	Statutory	0	0

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

1 - Code	2 - Description	3 - 9/30/2007	4 - 6/30/2007
2.04.04.03	For contingencies	0	0
2.04.04.04	Unrealized profit	0	0
2.04.04.05	Retention of profit reserve	0	0
2.04.04.06	Special for undistributed dividends	0	0
2.04.04.07	Other revenue reserves	0	0
2.04.05	Retained earnings/accumulated deficit	154,449	0
2.04.06	Advance for future capital increase	0	0

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
Voluntary Restatement

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

07.01 - Consolidated Statement of Income (R$ thousand)

1 - Code	2 - Description	3 - 7/01/2007 to 9/30/2007	4 - 1/31/2007 to 9/30/2007	5 - 7/01/2006 to 9/30/2006	6 - 1/31/2006 to 9/30/2006
3.01	Gross sales and/or services	235,857	235,857	0	0
3.01.01	Trading - floor trading fees	127,700	127,700	0	0
3.01.02	Transactions - clearing and settlement	75,715	75,715	0	0
3.01.03	Securities lending	16,316	16,316	0	0
3.01.04	Securities listing	5,629	5,629	0	0
3.01.05	Depository and custody services and back-office	7,181	7,181	0	0
3.01.06	Market quotations and data	3,316	3,316	0	0
3.02	Gross revenue deductions	(16,474)	(16,474)	0	0
3.03	Revenue from sales and/or services	219,383	219,383	0	0
3.04	Cost of goods and/or services sold	0	0	0	0
3.05	Gross profit	219,383	219,383	0	0
3.06	Operating revenues/expenses	(31,000)	(31,000)	0	0
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(64,477)	(64,477)	0	0
3.06.02.01	Personnel	(31,802)	(31,802)	0	0
3.06.02.02	Data processing - telephone systems	(15,636)	(15,636)	0	0
3.06.02.03	Third-party services	(2,370)	(2,370)	0	0
3.06.02.04	Occupation, general and administrative expenses	(1,441)	(1,441)	0	0
3.06.02.05	Marketing, promotion and publicity	(6,234)	(6,234)	0	0
3.06.02.06	Communication	(2,664)	(2,664)	0	0
3.06.02.07	Depreciation and amortization	(4,330)	(4,330)	0	0
3.06.03	Financial	37,519	37,519	0	0
3.06.03.01	Financial revenue	43,170	43,170	0	0
3.06.03.02	Financial expenses	(5,651)	(5,651)	0	0
3.06.04	Other operating revenues	4,045	4,045	0	0
3.06.05	Other operating expenses	(8,087)	(8,087)	0	0
3.06.06	Equity in the earnings of subsidiaries	0	0	0	0
3.07	Operating income	188,383	188,383	0	0
3.08	Non-operating income	10,052	10,052	0	0
3.08.01	Income	10,460	10,460	0	0
3.08.02	Expenses	(408)	(408)	0	0
3.09	Result before taxes/profit sharing	198,435	198,435	0	0
3.10	Provision for income tax and social contribution	(43,986)	(43,986)	0	0
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

07.01 - Consolidated Statement of Income (R$ thousand)

1 - Code	2 - Description	3 - 7/01/2007 to 9/30/2007	4 - 1/31/2007 to 9/30/2007	5 - 7/01/2006 to 9/30/2006	6 - 1/31/2006 to 9/30/2006
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.14	Minority interest	0	0	0	0
3.15	Income/loss for the year	154,449	154,449	0	0
	NUMBER OF SHARES, EX-TREASURY (Thousand)	705,275	705,275	0	0
	PROFIT PER SHARE (Reais)	0.21899	0.21899	0.00000	0.00000
	LOSS PER SHARE (Reais)				

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

08.01 - Comments on Consolidated Performance During the Quarter

COMMENTS ON THE COMPANY'S CONSOLIDATED PERFORMANCE FOR THE QUARTER

MANAGEMENT COMMENTS

Corporate reorganization on August 28, 2007 and related effects on the quarterly information

The main activity of Bovespa Holding S.A. (the "Company") is to invest in companies operating in trading, settlement, custody and trading supervision activities, or other services related to securities, instruments, assets, contracts and rights traded in the financial and capital markets, through its majority interest in the voting capital of Bolsa de Valores de São Paulo S.A. (BVSP), Companhia Brasileira de Liquidação e Custódia (CBLC) and, indirectly, Bovespa Supervisão de Mercado (BSM).

On August 28, 2007, the directors of the Company, of Bolsa de Valores de São Paulo (BOVESPA), of Companhia Brasileira de Liquidação e Custódia (CBLC) and Bovespa Serviços e Participações S.A. (BSP) decided, through Special Meetings ("AGEs"), to carry out a corporate restructuring. As a result, the Company has now taken full control of CBLC and BSP. The latter's name was changed to Bolsa de Valores de São Paulo S.A ("BVSP") and is now responsible for the operating activities previously carried out by BOVESPA.

The following table presents the new corporate structure subsequent to reorganization:


Bovespa Holding
100%
100%
BVSP
CBLC
50%
50%
BSM

The Company was legally constituted on January 31, 2007 and remained non-operational until August 28, 2007, the date of the corporate reorganization.

Additionally, the corporate reorganization was based on balance sheets of the related entities as of June 30, 2007 and the subsequent effects were recognized in the corresponding entities as of the date of the reorganization.

Consequently, the quarterly information for the three and nine-month periods ended September 30, 2007:

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

08.01 - Comments on Consolidated Performance During the Quarter

a) cannot be compared to the information for the same periods in 2006, since the Company did not exist at that time;

b) refers to two distinct time intervals: (i) the interval during which the Company was non-operational from July 1, 2007 through August 28, 2007, with respect to the information for the quarter and from January 31, 2007 through August 28, 2007, with respect to the information for the nine-month period; and (ii) the interval during which the Company was operational from August 29, 2007 to September 30, 2007. Accordingly, the information for the three month period is essentially the same as that for the nine-month period;

c) reflects: (i) the transactions of the entities involved in the corporate reorganization during the time interval from July 1, 2007 through August 28, 2007, considering the recognition of the corresponding subsequent events; (ii) the Company's own transactions during the time interval from August 29, 2007 through September 30, 2007;

d) considers two different tax regimes: (i) the recording of the changes in the spun-off portion of the net assets of BOVESPA, occurred during the interval from July 1, 2007 through August 28, 2007, refers to a non-profit organization, exempt from certain taxes; (ii) the recording of the Company's own transactions during the interval from August 29, 2007 through September 30, 2007 refers to a taxable entity.

Accordingly, our comments on the Company's performance for the quarter cover the following time intervals on a segregated basis: (i) from July 1, 2007 through August 28, 2007, considering the effects of events subsequent to the corporate reorganization, even though the Company was not operational during this time; (ii) from August 29, 2007 through September 30, 2007, considering the Company's transactions subsequent to the corporate reorganization.

The length of the periods considered are as follows:

a) Time interval from July 1, 2007 through August 28, 2007: 59 calendar days and 41 business days;

b) Time interval from August 28, 2007 through September 30, 2007: 33 calendar days and 22 business days;

c) Period from July 1, 2007 through September 30, 2007: 92 calendar days and 63 business days.

Operating performance for the interval from July 1, 2007 through August 28, 2007

Our exchange and authorized OTC markets handled R$ 210.8 billion of volume, through 6,639,585 trades, in the various classes of assets transacted in the markets managed by us, corresponding to a daily average of R$ 5.1 billion and 161.9 thousand trades.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

08.01 - Comments on Consolidated Performance During the Quarter

The following table presents the financial volume and number of trades for the interval from July 1, 2007 through August 28, 2007, by class of asset traded in the markets managed by us.

Financial volume and number of trades

Classes of asset	Financial volume - R$ million			Number of trades - thousand		
	Total	Average daily	% share	Total	Average daily	% share
Shares and their derivatives	210,723	5,140	100.0%	6,639.3	161.9	100.0%
Spot market	196,535	4,794	93.3%	5,049.5	123.2	76.1%
Derivatives	14,188	346	6.7%	1,589.8	38.8	23.9%
Options - shares/indices	7,275	177	3.5%	1,511.7	36.9	22.8%
Forward contracts	6,913	169	3.3%	78.1	1.9	1.2%
Debt securities and others	36	1	0.0%	0.3	0.0	0.0%
Total	210,759	5,140	100.0%	6,639.6	161.9	100.0%

On August 28, 2007, there were 433 companies listed for trading. Between July 1, 2007 and August 28, 2007, 17 new companies joined, organizing Initial Public Offerings (IPOs) in the amount of R$ 13.5 billion and another three previously listed companies launched follow-on offerings in the amount of R$ 2.8 billion, adding up to a total volume of trades for the interval of R$ 16.3 billion.

The financial volume of securities lending was R$ 49.2 billion in 99,927 loans, corresponding to a daily average of R$ 1.2 billion and 2.4 thousand transactions. At August 28, 2007, the balance of outstanding loans totaled R$ 24.1 billion.

As regards asset depository services, the amount of the assets held in deposit totaled R$ 932.9 billion at August 31, 2007, distributed among 300,952 active custody accounts, of which 298,026 are held by non-institutional investors (individuals and non-financial institutions) and 2,926 are held by institutional investors.

Operating performance during the interval from August 29, 2007 through September 30, 2007

Our exchange and authorized OTC markets handled R$ 104.2 billion of volume, through 3,466,824 trades in the various classes of assets transacted in the markets managed by us, corresponding to a daily average of R$ 4.7 billion and 157.6 thousand trades.

The following table presents the financial volume and number of trades for the interval from August 29, 2007 through September 30, 2007, by class of asset traded in the markets managed by us.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

08.01 - Comments on Consolidated Performance During the Quarter

Financial volume and number of trades

Classes of asset	Financial volume – R$ million			Number of trades – thousand		
	Total	Average daily	% share	Total	Average daily	% share
Shares and their derivatives	104,014	4,728	99.9%	3,466.5	157.6	100.0%
Spot market	95,974	4,362	92.1%	2,481.2	112.8	71.6%
Derivatives	8,040	365	7.7%	985.3	44.8	28.4%
Options – shares/indices	5,024	228	4.8%	949.7	43.2	27.4%
Forward contracts	3,016	137	2.9%	35.6	1.6	1.0%
Debt securities and others	153	7	0.1%	0.3	0.0	0.0%
Total	104,167	4,735	100.0%	3,466.8	157.6	100.0%

At the end of September, there were 434 companies listed for trading, with a market capitalization of R$ 2,266.7 billion. During the time interval considered, one new company was admitted, launching an IPO in the amount of R$ 412.5 million.

Considering the above market capitalization, the turnover velocity of trades in the spot market was 4.23% for the interval, corresponding to an annualized rate (considering a year comprising 249 business days) of 47.9%.

The financial volume of securities lending was R$ 30.2 billion in 62,910 loans, corresponding to a daily average of R$ 1.4 billion and 2.9 thousand transactions. On September 30, 2007, the balance of outstanding loans totaled R$ 23.2 billion.

As regards asset depository services, the amount of the assets held in deposit totaled R$ 1.0 trillion at September 30, 2007, distributed among 301,278 active custody accounts, of which 298,366 are held by non-institutional investors (individuals and non-financial institutions) and 2,912 are held by institutional investors.

Operating performance for the period from July 1, 2007 through September 30, 2007

Our exchange and authorized OTC markets handled R$ 314.9 billion of volume, through 10,106,409 trades, in the various classes of assets transacted in the markets managed by us, corresponding to a daily average of R$ 5.0 billion and 160.4 thousand trades.

The following table presents the financial volume and number of trades for the period from July 1, 2007 through September 30, 2007 by class of asset traded in the markets managed by us.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

08.01 - Comments on Consolidated Performance During the Quarter

Financial volume and number of trades

Classes of asset	Financial volume – R$ million			Number of trades – thousand		
	Total	Average daily	% share	Total	Average daily	% share
Shares and their derivatives	314,737	4,996	99.9%	10,105.8	160.4	100.0%
Spot market	292,509	4,643	92.9%	7,530.7	119.5	74.5%
Derivatives	22,228	353	7.1%	2,575.1	40.9	25.5%
Options – shares/indices	12,299	195	3.9%	2,461.4	39.1	24.4%
Forward contracts	9,929	158	3.2%	113.7	1.8	1.1%
Debt securities and others	189	3	0.1%	0.6	0.0	0.0%
Total	314,926	4,999	100.0%	10,106.4	160.4	100.0%

At the end of September, there were 434 companies listed for trading, with a market capitalization of R$ 2,266.7 billion. For the period from July 1, 2007 through September 30, 2007, 18 new companies joined the exchange, organizing IPOs in the amount of R$ 13.9 billion and another three previously listed companies launched follow-on offerings in the amount of R$ 2.8 billion.

Considering the above market capitalization, the turnover velocity of trades in the spot market was 12.9% for the period from July 1, 2007 through September 30, 2007, corresponding to an annualized rate (considering a year comprising 249 business days) of 51.0%.

The financial volume of securities lending was R$ 79.4 billion in 162,837 loans, corresponding to a daily average of R$ 1.3 billion and 2.6 thousand transactions. On September 30, 2007, the balance of outstanding loans totaled R$ 23.2 billion.

As regards asset depository services, the amount of the assets held in deposit totaled R$ 1.0 trillion at September 30, 2007, distributed among 301,278 active custody accounts, of which 298,366 are held by non-institutional investors (individuals and non-financial institutions) and 2,912 are held by institutional investors.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

08.01 - Comments on Consolidated Performance During the Quarter

DESCRIPTION AND ANALYSIS OF THE PRINCIPAL STATEMENT OF INCOME ACCOUNTS

Description and analysis of the main income statement lines for the time interval from July 1, 2007 through August 28, 2007

As described above, the Company's operating activities commenced on August 29, 2007 and we present below our statement of income for the time interval from July 1, 2007 through August 28, 2007, comprising the events recorded subsequent to the corporate reorganization.

Statement of Income
Time interval from July 1 through August 28, 2007
In thousands of reais

	Company		Consolidated	
	R$ 000	%	R$ 000	%
Revenues	0	N/A	164,997	105.3%
Equity accounting	0	N/A	0	0.0%
Taxes on revenues	0	N/A	(8,285)	-5.3%
COFINS and PIS	0	N/A	(6,654)	-4.2%
ISS	0	N/A	(1,631)	-1.0%
Net operating revenue	0	N/A	156,712	100.0%
Operating expenses	0	N/A	(45,696)	-29.2%
Operating income	0	N/A	111,016	70.8%
Financial income, net	0	N/A	26,728	17.1%
Non-operating income	0	N/A	8,191	5.2%
Income before taxation	0	N/A	145,935	93.1%
I R and CSLL	0	N/A	(25,124)	-16.0%
Net income	0	N/A	120,811	77.1%
Number of shares			705,275,264	
Net income per share (R$)			0.17	

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

08.01 - Comments on Consolidated Performance During the Quarter

Revenues

The following table presents our operating revenues for the interval under analysis:

	R$ 000	% share
Transaction revenues	140,905	85.4%
Trading fees	84,962	51.5%
Clearing and settlement fees	55,943	33.9%
Securities lending fees	10,479	6.4%
Depository, custody and back-office services	4,402	2.7%
Annual listing fees	3,705	2.2%
Market data services	2,049	1.2%
Data processing, software licensing and telecom service fees	1,191	0.7%
Other revenues	2,266	1.4%
Total	**164,997**	**100.0%**

Transaction revenues

Our transaction revenues are derived from the financial volume of buy and sell orders, more specifically trading fees from trades carried out in the markets managed by us and clearing and settlement fees for trades processed within our systems.

The margin on financial volume transacted was 6.7 basis points (bps), providing R$ 140.9 million in transaction revenues for the interval from July 1, 2007 through August 28, 2007. The margin on financial volume transacted was comprised as follows:

Classes of asset	Revenues (R$ thousand)	Financial volume (R$ million)	Margin (bps)
Shares and their derivatives	140,814	210,723	6.7
Spot market	120,058	196,535	6.1
Derivatives	20,756	14,188	14.6
Options – shares/indices	11,502	7,275	15.8
Forward contracts	9,254	6,913	13.4
Debt securities and others	91	36	25.3
Total	**140,905**	**210,759**	**6.7**

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

08.01 - Comments on Consolidated Performance During the Quarter

Other revenues

Among other operating revenues, we highlight the following: (i) securities lending fees comprised 6.4% of revenues; (ii) annual fees charged to issuers listed in markets managed by us comprised 2.2%; (iii) depository service fees; management, custody and back-office service fees for investment clubs and similar; fees for the sub-custody of federal government securities in the "*Tesouro Direto*" (Direct Treasury) program area and fees for the custody of securities for issuance of depository receipts, in the aggregate comprising 2.7% and (iv) fees for distributing and disseminating prices and other information related to the stock market, which comprised 1.2% of these revenues.

Taxes on revenues

The taxes payable on our operating revenues were R$ 8.3 million and included social contribution on revenues (COFINS) and social integration program (PIS), at the rates of 7.6% and 1.65%, respectively, and service tax (ISS) at a rate of 5%, although we stress that the latter tax is not payable on all revenues.

For the interval from July 1, 2007 through August 28, 2007, no COFINS and PIS were payable on some of BOVESPA's operating revenues, and the average percentage rate of these taxes on revenues was 5.0%.

Net operating revenue

After taxes payable on revenues, net operating revenue was R$ 156.7 million, comprising 95.0% of gross revenues.

Operating Expenses

The following table presents the composition of our operating expenses for the interval from July 1, 2007 through August 28, 2007:

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

08.01 - Comments on Consolidated Performance During the Quarter

	R$ 000	% share
Personnel and related expenses	20,438	44.7%
Information technology and telecom systems	10,054	22.0%
Marketing and advertising	3,556	7.8%
Depreciation and amortization	2,789	6.1%
Members' technology development program	2,184	4.8%
Communications	1,659	3.6%
Professional services	1,528	3.3%
Other expenses	1,508	3.3%
Taxes	1,045	2.3%
Occupancy, general and administrative	934	2.0%
Total	**45,695**	**100.0%**

Operating expenses totaled R$ 45.7 million, for the interval between July 1, 2007 and August 28, 2007, comprising 29.2% of net operating revenue.

Expenses for personnel, information technology and telecom systems, as well as depreciation and amortization which are more specifically related to our activities, comprise in aggregate 72.8% of operating expenses.
In addition, marketing and advertising expenses totaled 7.8% of operating expenses.
Other expenses comprised 19.4% of total operating expenses.

We stress that the members' technology development program was discontinued as from October 1, 2007.

Operating Income

As a result, operating income was R$ 111.0 million, corresponding to 70.8% of net operating revenue.

Financial Income and Expenses

Net financial income of R$ 26.7 million was comprised by R$ 26.9 million of income from financial investments less financial expenses of R$ 0.2 million corresponding to tax on bank account outflows (CPMF) on the investment of new funds in the investment portfolio.

Non-operating income

This corresponds to non-recurring income of R$ 8.2 million, derived from profit on the disposal of assets and investments for the interval under analysis.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

08.01 - Comments on Consolidated Performance During the Quarter

Income before taxation

Consequently, we reported net income for the interval under analysis, before income tax (IR) and social contribution on net income (CSLL), of R$ 145.9 million. The profit margin before IR and CSLL on net operating revenue was 93.1% million.

Income tax and social contribution

For the interval from July 1, 2007 through August 28, 2007, except for BOVESPA, our income was taxed, for the interval under analysis, in accordance with the tax laws enacted for corporations, i.e. with income tax payable at a rate of 15%, plus a surcharge of 10% and social contribution on net income at a 9% rate.

BOVESPA, in accordance with the tax legislation for not-for-profit entities, paid only withholding income tax (IRRF) on its financial income, which is recorded as a financial expense.

These taxes totaled R$ 25.1 million. The effective rate of IR and CSLL payable on net income before these taxes was 17.2%.

Net Income

Net income for the time interval was R$ 120.8 million and net income per share was R$ 0.17. Net margin on net operating revenue was 77.1%.

EBITDA

Our EBITDA was R$ 113.8 million for the interval from July 1, 2007 through August 28, 2007. The EBITDA margin in relation to net operating revenue was 72.6%.

Our EBITDA consists of operating income plus expenses for depreciation and amortization. Pursuant to accounting practices adopted in Brazil, EBITDA is not a measure of financial performance and should not be considered alone. It does not comprise the cash flows for the periods presented and should not be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flows as an indicator of liquidity. EBITDA does not have a standard meaning and the definition of EBITDA used herein may not be comparable to that used by other companies.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

08.01 - Comments on Consolidated Performance During the Quarter

Description and analysis of the main income statement lines for the time interval from August 29, 2007 through September 30, 2007

As described above, the Company's operating activities commenced on August 29, 2007 and accordingly we present below the statement of income for the interval from August 29, 2007 through September 30, 2007, which presents exclusively the Company's transactions subsequent to the corporate reorganization.

Statement of Income
Time interval from August 29 through September 30, 2007
In thousands of reais

	Company		Consolidated	
	R$ 000	%	R$ 000	%
Revenues	**31,230**	**100.0%**	**74,905**	**112.3%**
Equity accounting	31,230	100.0%	0	0.0%
Taxes on revenues	**0**	**0.0%**	**(8,189)**	**-12.3%**
COFINS and PIS	0	0.0%	(7,343)	-11.0%
ISS	0	0.0%	(846)	-1.3%
Net operating revenue	**31,230**	**100.0%**	**66,716**	**100.0%**
Operating expenses	**(846)**	**-2.7%**	**(26,868)**	**-40.3%**
Operating income	**30,384**	**97.3%**	**39,848**	**59.7%**
Financial income, net	4,466	14.3%	10,791	16.2%
Non-operating income	0	0.0%	1,860	2.8%
Income before taxation	**34,850**	**111.6%**	**52,499**	**78.7%**
I R and CSLL	(1,212)	-3.9%	(18,861)	-28.3%
Net income	**33,638**	**107.7%**	**33,638**	**50.4%**
Number of shares				**705,275,264**
Net income per share (R$)				**0.05**

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

08.01 - Comments on Consolidated Performance During the Quarter

Revenues

The following table presents our operating revenues for the interval from August 29, 2007 through September 30, 2007:

	R$ 000	Part. (%)
Transaction revenues	62,510	83.5%
Trading fees	42,738	57.1%
Clearing and settlement fees	19,772	26.4%
Securities lending fees	5,837	7.8%
Annual listing fees	2,779	3.7%
Depository, custody and back-office services	1,924	2.6%
Market data services	1,267	1.7%
Data processing, software licensing and telecom service fees	336	0.4%
Other revenues	252	0.3%
Total	**74,905**	**100.0%**

Transaction revenues.

Our transaction revenues are derived from the financial volume of buy and sell orders carried out, more specifically trading fees from trades carried out in the markets managed by us and clearing and settlement fees for trades processed within our systems.
The margin on financial volume transacted was 6.0 basis points (bps), providing R$ 62.5 million in transaction revenues for the interval from August 29, 2007 through September 30, 2007. The margin on financial volume transacted was comprised as follows:

Classes of assets	Revenues (R$ thousand)	Financial volume (R$ million)	Margin (bps)
Shares and their derivatives	62,441	104,014	6.0
Spot market	51,045	95,974	5.3
Derivatives	11,396	8,040	14.2
Options – shares/indices	7,482	5,024	14.9
Forward contracts	3,914	3,016	13.0
Debt securities and others	69	153	4.5
Total	**62,510**	**104,167**	**6.0**

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

08.01 - Comments on Consolidated Performance During the Quarter

Other revenues

Among other operating revenues, we highlight the following: (i) securities lending fees comprised 7.8% of gross revenues; (ii) annual fees charged to issuers listed in markets managed by us comprised 3.7% ; (iii) depository service fees; management, custody and back-office service fees for investment clubs and similar; fees for the sub-custody of federal government securities in the "*Tesouro Direto*" (Direct Treasury) program area and fees for the custody of securities for issuance of depository receipts, in aggregate comprising 2.6%; and (iv) fees for distributing and disseminating prices and other information related to the stock market, which totaled 1.7% of these revenues.

Taxes on revenues

The taxes payable on our revenues were R$ 8.2 million and include COFINS and PIS at the rates of 7.6% and 1.65%, respectively, and ISS at the rate of 5%, although we stress that the latter tax is not payable on all revenues.

The average percentage rate of these taxes on revenues was 10.9% for this time interval.

Net operating revenue

After taxes payable on revenues, net operating revenue was R$ 66.7 million, comprising 89.1% of revenues.

Operating Expenses

The following table presents the composition of our operating expenses for the interval from August 29, 2007 through September 30, 2007:

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

08.01 - Comments on Consolidated Performance During the Quarter

	R$ 000	Part. (%)
Personnel and related expenses	11,365	42.3%
Information technology and telecom systems	5,582	20.8%
Marketing and advertising	2,678	10.0%
Depreciation and amortization	1,541	5.7%
Other expenses	1,488	5.5%
Members' technology development program	1,300	4.8%
Communications	1,005	3.7%
Professional services	842	3.1%
Taxes	561	2.1%
Occupancy, general and administrative	507	1.9%
Total	**26,869**	**100.0%**

Operating expenses totaled R$ 26.9 million, for the interval between August 29, 2007 and September 30, 2007, comprising 40.3% of net operating revenue.

Expenses for personnel, information technology and telecom systems, as well as depreciation and amortization which are more specifically related to our activities, comprise in aggregate 68.8% of operating expenses.
In addition, marketing and advertising expenses totaled 10.0% of operating expenses.
Other expenses comprised 21.2% of total operating expenses.

We stress that the members' technology development program was discontinued from October 1, 2007.

Our employee headcount at September 30, 2007 was 821.

Operating Income

As a result, operating income was R$ 39.8 million, corresponding to 59.7% of net operating revenue.

Financial Income and Expenses

Net financial income of R$ 10.8 million was comprised by R$ 15.6 million of income from financial investments less R$ 4.8 million of the following financial expenses: (i) CPMF in the amount of R$ 3.8 million, payable on investment portfolio movement, as a result of the corporate reorganization on August 28, 2007 and on new funds invested in this portfolio; (ii) foreign exchange losses on funds maintained abroad, in the amount of R$ 0.7 million; and (iii) other financial expenses in the amount of R$ 0.3 million.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

08.01 - Comments on Consolidated Performance During the Quarter

Non-operating income

This corresponds to non-recurring income of R$ 1.9 million, derived from profit on the disposal of assets and investments for the interval under analysis.

Income before taxation

Consequently, we reported net income before IR and CSLL of R$ 52.5 million. The profit margin before IR and CSLL on net operating revenue was 78.7%.

Income tax and social contribution

Our income was taxed in accordance with enacted legislation i.e. with income tax payable at a rate of 15%, plus a surcharge of 10%, and social contribution on net income at a 9% rate.
These taxes totaled R$ 18.9 million. The effective rate of IR and CSLL payable on pre-tax income was 36%.

Net Income

Net income was R$ 33.6 million and net income per share was R$ 0.05. Net margin on net operating revenue was 50.4%.

EBITDA

As a result, our EBITDA was R$ 41.4 million for the interval from August 29, 2007 through September 30, 2007. The EBITDA margin in relation to net operating revenue was 62.0%.

Our EBITDA consists of operating income plus expenses for depreciation and amortization. Pursuant to accounting practices adopted in Brazil, EBITDA is not a measure of financial performance and should not be considered alone. It does not comprise the cash flows for the periods presented and should not be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flows as an indicator of liquidity. EBITDA does not have a standard meaning and the definition of EBITDA used herein may not be comparable to that used by other companies.

Description and analysis of the main income statement lines for the period from July 1, 2007 through September 30, 2007

As described above, the Company's operating activities commenced on August 29, 2007 and we present below our statement of income for the time interval from July 1, 2007 through September 30, 2007, which reflects not only the events recorded subsequent to the corporate reorganization but also the Company's transactions subsequent thereto.

We stress that the analysis of the statement of income refers to both the time intervals analyzed above, to which distinct tax regimes were applied.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

08.01 - Comments on Consolidated Performance During the Quarter

a) The recording of the changes in the spun-off portion of the net assets of BOVESPA, occurred during the interval from July 1, 2007 through August 28, 2007, refers to a non-profit organization, exempt from certain taxes, specifically BOVESPA: (i) which was not subject to the payment of COFINS and PIS on certain operating revenues; (ii) which was not liable for payment of IR and CSLL on its income; (iii) which was only liable for IRRF on its financial income, recorded as a financial expense.

b) The recording of the Company's own transactions for the interval from August 29, 2007 through September 30, 2007, refers to a taxable entity.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

08.01 - Comments on Consolidated Performance During the Quarter

Statement of Income
Time interval from July 1 through September 30, 2007
In thousands of reais

	Company		Consolidated	
	R$ 000	%	R$ 000	%
Revenues	**138,733**	**100.0%**	**239,902**	**107.4%**
Equity accounting	138,733	100.0%	0	0.0%
Taxes on revenues	**0**	**0.0%**	**(16,474)**	**-7.4%**
COFINS and PIS	0	0.0%	(13,997)	-6.3%
ISS	0	0.0%	(2,477)	-1.1%
Net operating revenue	**138,733**	**100.0%**	**223,428**	**100.0%**
Operating expenses	**(846)**	**-0.6%**	**(72,564)**	**-32.5%**
Operating income	**137,887**	**99.4%**	**150,864**	**67.5%**
Financial income, net	17,774	12.8%	37,519	16.8%
Non-operating income	0	0.0%	10,051	4.5%
Income before taxation	**155,661**	**112.2%**	**198,434**	**88.8%**
I R and CSLL	(1,212)	-0.9%	(43,985)	-19.7%
Net income	**154,449**	**111.3%**	**154,449**	**69.1%**
Number of shares				**705,275,264**
Net income per share (R$)				**0.22**

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

08.01 - Comments on Consolidated Performance During the Quarter

Revenues

The following table presents our revenues for the third quarter of 2007:

	R$ 000	Part. (%)
Transaction revenues	203,415	84.8%
Trading fees	127,700	53.2%
Clearing and settlement fees	75,715	31.6%
Securities lending fees	16,316	6.8%
Depository, custody and back-office services	7,181	3.0%
Annual listing fees	5,629	2.3%
Market data services	3,316	1.4%
Data processing, software licensing and telecom service fees	1527	0.6%
Other revenues	2518	1.0%
Total	**239,902**	**100.0%**

Transaction revenues

Trading revenues are derived from the financial volume of buy and sell orders carried out, more specifically trading fees from trades carried out in the markets managed by us and clearing and settlement fees for trades processed within our systems.

The margin on financial volume transacted was 6.5 basis points (bps), providing R$ 203.4 million in transaction revenues for the third quarter of 2007. The margin on financial volume transacted was comprised as follows:

Classes of asset:	Revenues (R$ thousand)	Financial volume (R$ million)	Margin (bps)
Shares and their derivatives	203,255	314,737	6.5
Spot market	171,103	292,509	5.8
Derivatives	32,152	22,228	14.5
Options - shares/indices	18,984	12,299	15.4
Forward contracts	13,168	9,929	13.3
Debt securities and others	160	189	8.5
Total	**203,415**	**314,926**	**6.5**

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

08.01 - Comments on Consolidated Performance During the Quarter

Other revenues

Among other operating revenues, we highlight the following: (i) securities lending fees comprised 6.8% of gross revenues; (ii) annual fees charged to issuers listed in markets managed by us, comprised 2.4%; (iii) depository service fees; management, custody and back-office service fees for investment clubs and similar; fees for the sub-custody of federal government securities in the "*Tesouro Direto*" (Direct Treasury) program area and fees for the custody of securities for issuance of depository receipts, which in aggregate comprised 3.0% of revenues; and (iv) fees for distributing and disseminating prices and other information related to the stock market, which comprised 1.4% of these revenues.

Taxes on revenues

The taxes payable on our revenues were R$ 16.5 million and include, considering that certain operating revenues of BOVESPA are tax exempt for the interval from July 1, 2007 though August 28, 2007, COFINS and PIS at the rates of 7.6% and 1.65%, respectively and ISS at a rate of 5%, although we stress that not all our revenues are liable to payment of the latter.

The average percentage rate of these taxes on revenues for this interval was 6.9%.

Net operating revenue

After taxes payable on revenues, net operating revenue was R$ 223.4 million, comprising 93.1% of revenues.

Operating Expenses

The following table presents the composition of our operating expenses for the third quarter of 2007:

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

08.01 - Comments on Consolidated Performance During the Quarter

	R$ 000	% share
Personnel and related expenses	31,803	43.8%
Information technology and telecom systems	15,636	21.5%
Marketing and advertising	6,234	8.6%
Depreciation and amortization	4,330	6.0%
Members' technology development program	3,484	4.8%
Other expenses	2,996	4.1%
Communications	2,664	3.7%
Professional services	2,370	3.3%
Taxes	1,606	2.2%
Occupancy, general and administrative	1,441	2.0%
Total	**72,564**	**100.0%**

Operating expenses totaled R$ 72.6 million for the third quarter of 2007, comprising 32.5% of net operating revenue.

Expenses for personnel, information technology and telecom systems, as well as depreciation and amortization which are more specifically related to our activities, comprise in aggregate 71.3% of operating expenses. In addition, marketing and advertising expenses totaled 8.6% of operating expenses. Other expenses comprised 20.1% of total operating expenses.

We stress that the members' technology development program was discontinued as from October 1, 2007.

Our employee headcount at September 30, 2007 was 821.

Operating Income

As a result, operating income was R$ 150.9 million, corresponding to 67.5% of net operating revenue.

Financial Income and Expenses

Net financial income for the third quarter of 2007 was R$ 37.5 million, comprised by R$ 42.5 million of income from financial investments less financial expenses of R$ 5.0 million, especially: (i) CPMF in the amount of R$ 4.0 million, payable on investment portfolio movement, as a result of the corporate reorganization on August 28, 2007 and on new funds invested in this portfolio; (ii) foreign exchange losses on funds maintained abroad, in the amount of R$ 0.7 million; and (iii) other financial expenses in the amount of R$ 0.3 million.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

08.01 - Comments on Consolidated Performance During the Quarter

Non-operating income

This corresponds to non-recurring income of R$ 10.1 million, derived from profit on the disposal of assets and investments for the time interval under analysis.

Income before taxation

Income before IR and CSLL was R$ 198.4 million. The profit margin before IR and CSLL on net operating revenue was 88.8%.

Income tax and social contribution

Except for BOVESPA, our income for the time interval from July 1, 2007 through August 28, 2007, is taxed in accordance with enacted tax laws, i.e. with income tax payable at a rate of 15%, plus a surcharge of 10% and social contribution on net income at a 9% rate.

BOVESPA, for the interval from July 1, 2007 through August 28, 2007, was taxed in accordance with legislation for not-for-profit entities, and was only liable to IRRF on its financial income, which is recorded as a financial expense.

These taxes totaled R$ 44.0 million. The effective rate of IR and CSLL payable on income before these taxes was 22.2%.

Net Income

Net income for the third quarter of 2007 was R$ 154.4 million and net income per share was R$ 0.22. Net margin on net operating revenue was 69.1%.

EBITDA

As a result, our EBITDA was R$ 155.2 million for the period from July 1, 2007 through September 30, 2007. The EBITDA margin in relation to net operating revenue was 69.5%.

Our EBITDA consists of operating income plus expenses for depreciation and amortization. Pursuant to accounting practices adopted in Brazil, EBITDA is not a measure of financial performance and should not be considered alone, it does not comprise the cash flows for the periods presented and should not be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flows as an indicator of liquidity. EBITDA does not have a standard meaning and the definition of EBITDA used herein may not be comparable to that used by other companies.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

08.01 - Comments on Consolidated Performance During the Quarter

COMPARISON OF NET INCOME (3Q07 x 3Q06)

The Company was legally constituted on January 31, 2007, accordingly, we do not present a comparison of net income reported for the quarter ended September 30, 2007 with net income reported for the same period in 2006.

COMPARISON OF NET INCOME (9M07 x 9M06)

The Company was legally constituted on January 31, 2007, accordingly, we do not present a comparison of net income reported for the nine-month period ended September 30, 2007 with net income reported for the same period in 2006.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

08.01 - Comments on Consolidated Performance During the Quarter

ANALYSIS OF THE MAIN BALANCE SHEET ACCOUNTS

We present below the Company's balance sheet and consolidated balance sheet at September 30, 2007. The consolidated balance sheet comprises the accounts of Bovespa Holding and of the direct subsidiaries BVSP and CBLC.

(In thousands of reais)

	Company		Consolidated	
	R$ 000	% share	R$ 000	% share
ASSETS				
CURRENT ASSETS	787,115	48.9%	1,897,507	94.0%
Cash and cash equivalents	2	0.0%	2,408	0.1%
Financial investments	787,019	48.9%	1,730,253	85.7%
Accounts receivable		n/a	114,550	5.7%
Recoverable and prepaid taxes	94	0.0%	35,153	1.7%
Deferred income taxes		n/a	1,363	0.1%
Prepaid expenses		n/a	7,208	0.4%
Other accounts receivable		n/a	3,709	0.2%
Accounts receivable from sale of properties		n/a	2,128	0.1%
Other receivables		n/a	736	0.0%
LONG-TERM RECEIVABLES		-	11,058	0.01
Accounts receivable from sale of properties		n/a	3,889	0.2%
Receivables arising from lawsuits		n/a	555	0.0%
Judicial deposits		n/a	5,315	0.3%
Assets held for sale		n/a	1,298	0.1%
PERMANENT ASSETS	821,620	51.1%	111,090	5.5%
Investments	821,620	51.1%	7,897	0.4%
Property and equipment		n/a	93,830	4.6%
Deferred charges		n/a	9,363	0.5%
TOTAL ASSETS	1,608,735	100.0%	2,019,655	100.0%
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES	1,398	0.1%	412,318	20.4%
Cash margin deposits		n/a	229,584	11.4%
Earnings on securities under custody		n/a	26,845	1.3%
Suppliers/accounts payable	9	0.0%	8,524	0.4%
Payroll and related liabilities		n/a	19,081	0.9%
Taxes payable	22	0.0%	15,515	0.8%
Payable for repurchase of membership certificates		n/a	6,224	0.3%
Provision for contingencies		n/a	4,613	0.2%
Provision for income taxes	1,212	0.1%	75,567	3.7%
Deferred revenue		n/a	6,316	0.3%
Other accounts payable	155	0.0%	20,051	1.0%
SHAREHOLDERS' EQUITY	1,607,337	99.9%	1,607,337	79.6%
Capital	1,452,889	71.9%	1,452,889	71.9%
Retained earnings	154,449	7.6%	154,449	7.6%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,608,735	100.0%	2,019,655	100.0%
Number of shares				705,275,264
Net equity per share				2.28

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

08.01 - Comments on Consolidated Performance During the Quarter

The main balance sheet accounts at September 30, 2007

Current assets

The Company's current assets, mainly consisting of financial investments, comprise 48.9% of total assets.

On a consolidated basis, current assets comprise 94.0% of total assets. Current assets consist of the following: financial investments - 91.2%, accounts receivable - 6.0% and other accounts - 2.8%.

Non-current assets

In non-current assets the only assets recorded are on a consolidated basis, and the accounts in this group comprise only 0.5% of total consolidated assets.

Permanent assets

The Company's stake in the subsidiaries BVSP and CBLC corresponds to 51.1% of total assets at September 30, 2007.

On a consolidated basis, permanent assets comprise 5.5% of total assets. Property and equipment and deferred charges consist of assets used for our business, with property, furniture, facilities and technology assets comprising 92.9%, and other investments comprising 7.1% of total permanent assets.

Current liabilities

The Company's principal liability is related to IR and CSLL determined on income for the quarter.

On a consolidated basis, the main liabilities are related to cash margin deposits and earnings on securities under custody, which comprise in aggregate 62.2% of total liabilities. The other accounts correspond to 37.8% and consist of normal liabilities related to the activities of subsidiaries.

Current liabilities comprise 20.4% of the Company's assets.

Shareholders' equity

Our equity corresponds to 79.6% of the Company's assets, with share capital representing 90.4% of the total of this group and profit for the period representing 9.6%.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

09.01 - Investments in Subsidiary and/or Associated Companies

1 - ITEM	2 - SUBSIDIARY/ASSOCIATED COMPANY'S REGISTERED NAME	3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY (CNPJ)	4 - CLASSIFICATION	5 - % PARTICIPATION IN THE CAPITAL OF THE INVESTEE	6 - % OF NET EQUITY OF THE INVESTOR
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN THE CURRENT QUARTER (Thousands)		9 - NUMBER OF SHARES HELD IN THE PRIOR QUARTER (Thousands)	
01	BOLSA DE VALORES DE SÃO PAULO S.A. BVSP	02.584.094/0001-19	CLOSELY-HELD SUBSIDIARY	100.00	20.09
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES			57,213		0
02	CIA BRASILEIRA DE LIQ E CUSTODIA	60.777.661/0001-50	CLOSELY-HELD SUBSIDIARY	100.00	31.03
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES			114		0

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

16.01 - Other Information the Company Considers Relevant

POSITION OF SHAREHOLDERS WITH MORE THAN 5% OF EACH KIND AND CLASS OF SHARE

Position at November 7, 2007 - (in share units)

Shareholder	Common shares		Total	
	Number	%	Number	%
Credit Suisse First Boston (Europe)	35,432,687	5.02	35,432,687	5.02
Credit Suisse First Boston International	2,612,683	0.37	2,612,683	0.37
Credit Suisse Investment Services	17,500	0.00	17,500	0.00
Credit Suisse Brasil CTVM	314,117	0.04	314,117	0.04
Banco de Investimentos Credit Suisse (Brasil) S.A	128,708	0.02	128,708	0.02
Other	666,769,569	94.54	666,769,569	94.54
Total	705,275,264	100%	705,275,264	100%

Note: The Company has inquired of the above shareholders about ownership down to the individual level in its capital and has not obtained an answer up to now.

Position of administrators and outstanding shares

CONSOLIDATED SHAREHOLDING OF CONTROLLERS AND ADMINISTRATORS AND OUTSTANDING SHARES

Position on November 7, 2007 (in shares)

Shareholder	Number of Common Shares (in units)	%	Total Number of Shares (in units)	%
Controller	-		-	
Administrators [(1)]				
Board of Directors	6,858,885	0.97	6,858,885	0.97
Executive directors	-		-	
Fiscal Council [(2)]	-		-	
Treasury Shares	-		-	
Other Shareholders	698,416,379	99.03	698,416,379	99.03
Total	705,275,264	**100**	705,275,264	**100**
Outstanding Shares	698,416,379	99.03	698,416,379	99.03

(1) Direct and indirect position
(2) Not installed.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

16.01 – Other Information the Company Considers Relevant

We, our shareholders, administrators and the members of the Audit Committee, if installed, are obliged to resolve, through arbitration, any dispute or controversy arising between them, related or resulting, in particular, from the application, validity, effectiveness, interpretation, violation and its effects, of the provisions contained in our By Laws, of the provisions of Law No. 6404/76, of the rules issued by the National Monetary Council, the Brazilian Central Bank and CVM, of other provisions applicable to the operation of the capital market in general, in addition to those included in the New Market Regulations, of the Contract for the Participation in the New Market, of the Market Arbitration Chamber (CAM) Regulation, which should be conducted together with the CAM instituted by BVSP, in accordance with the Regulation of the mentioned CAM.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

17.01 – Report on Special Review – Without Exceptions

Report of Independent Accountants on Limited Review

To the Board of Directors and Shareholders
Bovespa Holding S.A.

1 We have carried out a limited review of the accounting information included in the Quarterly Information (ITR) of Bovespa Holding S.A. and Bovespa Holding S.A. and subsidiaries (consolidated) for the quarter and period ended September 30, 2007. This information is the responsibility of the Company's management.

2 Our review was carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of Bovespa Holding S.A. and Bovespa Holding S.A. and subsidiaries.

3 Based on our limited reviews, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

17.01 – Report on Special Review – Without Exceptions

4 The Quarterly Information also includes accounting information relating to the balance sheets at June 30, 2007, presented for comparison purposes. The Quarterly Information (ITR) referring to the balance sheet at June 30, 2007 was not subject to any review by independent accountants.

São Paulo, November 14, 2007

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Ricardo Baldin
Contador CRC 1SP110374/O-0

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

19.01 – Description of Changed Information

CORRECTION OF COMMENTS ON PERFORMANCE DATA

01.01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

TABLE OF CONTENTS

DOC. 04 – 3Q07 Quarter Report

BOVESPA HOLDING



Third Quarter 2007 Report

BOVESPA HOLDING operates the largest Latin American market for equity and equity derivatives trading, and accounts for more than 70% of all value traded in these securities in the region, and provides a complete array of solutions and services for trading in securities, with integrated and fully electronic trading, clearing and settlement systems and platforms.

As a market operator, the Company acts through its wholly owned subsidiaries as follows:

Bolsa de Valores de São Paulo S.A. – BVSP (São Paulo Stock Exchange), which operates the exchange and the organized Over-The-Counter (OTC) markets for equities and fixed income securities, listing of issuers, and the sale of market data and information, among other things.

Companhia Brasileira de Liquidação e Custódia – CBLC, which is responsible for the clearing and settlement of securities traded on the stock exchange and the organized OTC market, acting as central counterparty, or CCP, custodian and central depository of securities, or CDS. In addition, CBLC also provides securities lending and back-office services.

The shares issued by BOVESPA HOLDING are traded under the symbol "BOVH3".

SPECIAL NOTES ON THE PERIOD (3Q07 COMPARED TO 3Q06)

- *As compared to the same period in 2006, the value traded in the markets the Company operates grew 148.2% in the third quarter of 2007, and 88.4% in the nine-month period ended September 30, 2007.*
- *In the nine-month period ended September 30, 2007, 48 companies conducted their IPOs, representing total proceeds of R$32.9 billion.*
- *As compared to the same period in 2006, pro forma net revenues for the third quarter of 2007 increased by 133%, to R$214.8 million from R$92.1 million, and by 82%, taking into account net revenues accruing in the nine-month period ended September 30, 2007, to R$ 538,1 million from R$ 295,4 million.*
- *As compared to the same period in 2006, pro forma net income for the third quarter of 2007 increased by 200%, to R$125,7 million from R$41,9 million, while net income accruing for the nine-month period ended September 30, 2007 increased by 108,9%, to R$303,6 million from R$145,3 million.*

SELECTED FINANCIAL AND OPERATING DATA

The table below sets forth selected financial and operating data on the Company for the periods presented.

Principal indicators

	In R$ millions, except as otherwise indicated			
	Three-month period ended September 30,		**Nine-month period ended September 30,**	
	2007	**2006**	**2007**	**2006**
Market capitalization (In R$ billions) [1]	2,266.7	1,269.1	2,266.7	1,269.1
Market capitalization / GDP (In R$ billions) [2]	90.2%	55.3%	90.2%	55.3%
Number of IPOs and Follow-on offerings	21	6	56	29
Total proceeds from IPOs and Follow-on offerings (In R$ billions)	16.7	7.4	41.7	22.2
Average daily value traded (in R$ billions) [3]	5.0	2.0	4.3	2.3
Average daily number of trades [3]	160.4	81.9	138.3	84.0
Annualized turnover velocity [4]	51.0%	36.0%	44.4%	42.0%
Margin on value trade (bps)	6.5	6.3	6.3	6.2
Securities lending transactions (in R$ billions) [5]	23.2	6.2	23.2	6.2
Balance of deposited securities (in R$ billions) [6]	1,027.2	596.7	1.027.2	596.7
Number of active custody accounts (in thousands) [1]	301.3	233.2	301.3	233.2
Pro-forma adjustments [7]				
Net operating revenues	214.8	92.1	538.1	295.5
Operating income	142.3	27.4	331.3	117.1
Operating margin	66%	30%	62%	40%
Net income	125.8	42.0	303.7	145.4
Net margin	59%	46%	56%	49%
EBITDA	146.7	31.4	344.4	129.3
EBITDA margin	68%	34%	64%	44%

[1] As of September 30 in each year
[2] As of September 30 in each year, based on GDP estimates for the last twelve months, by the Brazilian Quarterly Accounts System (*Sistema de Contas Nacionais Trimestrais*) of the Brazilian Institute of Geography and Statistics (*Instituto Brasileiro de Geografia e Estatística*), or IBGE, a statistical organization.
[3] Refers to average value traded or average number of trades, per business day, in the periods presented.
[4] Velocity turnover refers to the annualized correlation between value traded and market capitalization, taking into account a year of 249 business days.
[5] Refers to the balance of outstanding securities lending transactions as of September 30 in each year.
[6] Refers to total amount of securities deposited with CBLC as of September 30 in each year.
[7] Pro-forma adjustments have been made as indicated along this report for comparability of the results of operations.

MANAGEMENT'S ANALYSIS

THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2007, COMPARED TO THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2006

In the three-month period ended September 30, 2007, the average daily value traded on the stock exchange and organized over-the-counter markets operated by the Company was R$5.0 billion, representing a growth of 148.1% over the average daily value traded in the same period in 2006.

In the three-month period ended September 30, 2007, the Company's systems registered an average daily number of trades of 160.4 thousand, as compared to 81.9 thousand in the same period in 2006, representing an increment of 95.9%.

The tables below set forth the value traded and the number of trades by class of assets traded on the markets operated by the Company, in the three-month periods ended September 30, 2007 and 2006, respectively.

Value traded (in R$ millions)

	Three-month periods ended September 30,						
	2007			2006			Variation
Securities	Total	Daily average	Percentage (%)	Total	Daily average	Percentage (%)	(%)
Stocks and derivatives	314,737	4,996	99.9%	128,380	2,006	99.5%	149.1%
Cash market	292,509	4,643	92.9%	117,402	1,834	91.0%	153.1%
Derivatives	22,228	353	7.1%	10,978	172	8.5%	105.7%
Options market (stocks / indices)	12,299	195	3.9%	5,580	87	4.3%	123.9%
Forward market	9,929	158	3.2%	5,398	84	4.2%	86.9%
Fixed income securities	189	3	0,1%	594	9	0.5%	-67.7%
Total	314,926	4,999	100.0%	128,974	2,015	100.0%	148.1%

Number of Trades (in millions)

	Three-month periods ended September 30,						
	2007			2006			Variation
Asset classes	Total	Daily average	Percentage (%)	Total	Daily average	Percentage (%)	(%)
Number of business days:	10,105.8	160.4	100.0%	5,240.3	81.9	100.0%	95.9%
Stocks and derivatives	7,530.7	119.5	74.5%	3,494.0	54.6	66.7%	119.0%
Cash market	2,575.1	40.9	25.5%	1,746.3	27.3	33.3%	49.8%
Derivatives	2,461.4	39.1	24.4%	1,673.4	26.1	31.9%	49.4%
Options market (stocks / indices)	113.7	1.8	1.1%	72.9	1.1	1.4%	58.4%
Forward market	0.6	0.0	0.0%	0.1	0.0	0.0%	509.5%
Fixed income securities	10,106.4	160.4	100.0%	5,240.4	81.9	100.0%	95.9%
Total	10,105.8	160.4	100.0%	5,240.3	81.9	100.0%	95.9%

Considering the 153.1% increase in the value traded on the cash market and the 50.0% increase in the Average Bovespa Index (here used as an indication of the growth in value traded due to the appreciation in the market price of stocks traded) between the three-month periods ended September 30, 2006 and 2007, the estimated growth in the volume of securities traded was 68.7%.

As of September 30, 2007, 434 companies were listed on the BVSP exchange, representing market capitalization of R$2,266.7 billion, as compared to 387 listed companies as of September 30, 2006, representing a market capitalization of R$1,269.1 billion; therefore, an increase by 12.1% in the total number of listed companies and by 78.6% in terms of market capitalization.

Management understands that the 65.9% increase in the Bovespa Index between the three-month periods ended September 30, 2006 and 2007, taken as an indicator of the growth in market capitalization on account of appreciation in the market price of the stocks, corresponds to an estimated growth of 7.7% in market capitalization resulting from new listings, IPOs and follow-on offerings. The table below sets forth the number of listed companies, the corresponding market capitalization and the correlation between market capitalization and GDP, taken as a measure of the degree to which the capital market influences the Brazilian economy, as of September 30, 2007 and 2006, respectively. In addition, the table below sets forth the number and total proceeds form the IPOs and follow-on offerings of companies listed on the BVSP exchange.

	Three-month periods ended September 30,		Variation
	2007	2006	(%)
Number of listed companies	434	387	12.1%
Market capitalization (in R$ billions) (1)	2,266.7	1,269.1	78.6%
GDP in the preceding twelve-month period (in R$ billions) (2)	2,512.8	2,294.2	9.5%
Market capitalization / GDP	90.2%	55.3%	63.1%
Number of IPOs (3)	18	3	500.0%
Proceeds from IPOs (in R$ billions) (3)	13.9	2.0	595.0%
Number of follow-on offerings (4)	3	3	0.0%
Proceeds from follow-on offerings (in R$ billions) (4)	2.8	5.4	-48.1%

(1) As of September 30 in each year

(2) At current prices and pursuant to GDP estimates for the last twelve months by the Brazilian Quarterly Accounts System of the IBGE, as well as our estimates.

(3) Newly listed companies conducting initial public offerings

(4) IPO follow-on offerings by listed companies

Based on the above market capitalization, turnover velocity in the cash market was 12.9% and 9.3% in the three-month periods ended September 30, 2007 and 2006, respectively, corresponding to annualized rates of 51.0% and 36.0%, respectively, taking into account a year of 249 business days.

The table below sets forth the progression of securities lending transaction and in respect of operations as central depositary of securities, or CDS.

Other indicators	Three-month periods ended September 30, 2007	2006	Variation (%)
Total value of securities lending transactions			
Total value (in R$ billions)	79.4	25.2	215.1%
Daily average (in R$ billions)	1.3	0.4	220.1%
Number of securities lending transactions (in thousands)			
Total number (in thousands)	162.8	63.5	156.4%
Daily average (in thousands)	2.6	1.0	158.5%
Outstanding securities lending transactions (in R$ billions) (1)	23.2	6.2	274.2%
Number of custody accounts (in thousands) (1)	301.3	233.2	29.2%
Balance of deposited securities (in R$ billions) (2)	1,027.0	596.7	72.1%

(1) As of September 30, in each year

(2) Refers to the balance of outstanding securities lending transactions as of September 30 in each year.

NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2007 COMPARED TO NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2006

The average daily value traded on the stock exchange and organized over-the-counter markets operated by the Company in the nine-month period ended September 30, 2007, increased to R$4.3 billion, representing growth of 88.4%, when compared to the average daily value traded in the same period in 2006.

This value traded corresponded to 138.3 thousand average daily trades on these markets, as compared to 84.0 thousand average daily trades in the same period in 2006, therefore representing increment of 64.7%.

The tables below set forth the value traded and the number of trades by securities traded on the markets operated by the Company, in the nine-month periods ended September 30, 2007 and 2006, respectively.

Value traded (in R$ millions)

	Nine-month periods ended September 30,						
	2007			2006			Variation
Securities	Total	Daily average	Percentage (%)	Total	Daily average	Percentage (%)	(%)
Stocks and derivatives	808,174	4,345	99.9%	430,063	2,300	99.7%	88.9%
Cash market	752,424	4,045	93.0%	399,931	2,139	92.7%	89.1%
Derivatives	55,750	300	6.9%	30,132	161	7.0%	86.0%
Options market (stocks / indices)	30,664	165	3.8%	15,744	84	3.6%	95.8%
Forward market	25,086	135	3.1%	14,388	77	3.3%	75.3%
Fixed income securities	617	3	0.1%	1,474	8	0.3%	-57.9%
Total	808,791	4,348	100.0%	431,537	2,308	100.0%	88.4%

Number of Trades (in millions)

	Nine-month periods ended September 30,						
	2007			2006			Variation
Securities	Total	Daily average	Percentage (%)	Total	Daily average	Percentage (%)	(%)
Number of business days:	25,727.3	138.3	100.0%	15,707.6	84.0	100.0%	64.7%
Stocks and derivatives	18,826.5	101.2	73.2%	10,675.5	57.1	68.0%	77.3%
Cash market	6,900.8	37.1	26.8%	5,032.1	26.9	32.0%	37.9%
Derivatives	6,607.9	35.5	25.7%	4,829.8	25.8	30.7%	37.6%
Options market (stocks / indices)	292.9	1.6	1.1%	202.3	1.1	1.3%	45.6%
Forward market	1.1	0.0	0.0%	0.4	0.0	0.0%	176.5%
Fixed income securities	25,728.4	138.3	100.0%	15,708.0	84.0	100.0%	64.7%
Total	25,727.3	138.3	100.0%	15,707.6	84.0	100.0%	64.7%

Considering the 89.1% increase in the value traded on the cash market and the 34.7% increase in the Average Bovespa Index (here used as an indication of growth in value traded due to the appreciation in the market price of stocks traded) between the nine-month periods ended September 30, 2006 and 2007, the estimated growth in the volume of securities traded of securities was 40.4%.

As of September 30, 2007, 434 companies were listed on the BVSP exchange, representing market capitalization of R$2,266.7 billion, as compared to 387 listed companies as of September 30, 2006, representing market capitalization of R$1,269.1 billion; therefore, an increase by 12.1% in the total number of listed companies and by 78.6% in terms of market capitalization.

Management understands that the 65.9% increase in the Bovespa Index between the nine-month periods ended September 30, 2006 and 2007, taken as an indicator of the growth in market capitalization on account of appreciation in the market price of the stocks, corresponds to an estimated growth of 2.7% in market capitalization resulting from new listings, IPOs and follow-on offerings. The table below sets forth the number of listed companies, the corresponding market capitalization and the correlation between market capitalization and GDP, taken as a measure of the degree to which the capital market influences the Brazilian economy, as of September 30, 2007 and 2006, respectively. In addition, the table below sets forth the number and total proceeds from the IPOs and follow-on offerings of companies listed on the BVSP exchange.

	Nine-month periods ended September 30,		Variation
	2007	2006	(%)
Number of listed companies	434	387	12.1%
Market capitalization (in R$ billions) (1)	2,266.7	1,269.1	78.6%
GDP in the preceding twelve-month period (in R$ billions) (2)	2,512.8	2,294.2	9.5%
Market capitalization / GDP	90.2%	55.3%	63.1%
Number of IPOs (3)	48	15	220.0%
Proceeds from IPOs (in R$ billions) (3)	32.9	8.5	287.1%
Number of follow-on offerings (4)	8	14	-42.9%
Proceeds from follow-on offerings (in R$ billions) (4)	8.8	13.7	-35.8%

(1) As of September 30 in each year

(2) At current prices and pursuant to GDP estimates for the last twelve months by the Brazilian Quarterly Accounts System of the IBGE, as well as our estimates,

(3) Newly listed companies conducting initial public offerings

(4) IPO follow-on offerings by listed companies

Based on the above market capitalization, turnover velocity in the cash market was 33.2% and 31.5% in the nine-month periods ended September 30, 2007 and 2006, respectively, corresponding to annualized rates of 44.4% and 42.0%, respectively, taking into account a year of 249 business days.

The table below sets forth the progression of securities lending transaction and in respect of operations as central depositary of securities, or CDS.

Other indicators	Three-month periods ended September 30, 2007	2006	Variation (%)
Total value of securities lending transactions			
Total value (in R$ billions)	189.6	80.2	136.4%
Daily average (in R$ billions)	1.0	0.4	137.7%
Number of securities lending transactions (in thousands)			
Total number (in thousands)	414.5	196.9	110.5%
Daily average (in thousands)	2.2	1.1	111.6%
Outstanding securities lending transactions (in R$ billions) (1)	23.2	6.2	274.2%
Number of custody accounts (in thousands) (1)	301.3	233.2	29.2%
Balance of deposited securities (in R$ billions) (2)	1,027.0	596.7	72.1%

(1) As of September 30 in each year

(2) Refers to the balance of outstanding securities lending transactions as of September 30 in each year.

CONSIDERATIONS ON THE FINANCIAL INFORMATION PRESENTED IN THIS REPORT

Corporate restructuring implemented on August 28, 2007 and effects on the Company's financial information

Bovespa Holding S.A. (the Company) was incorporated on January 31, 2007. Its current name and corporate purposes were adopted at a special shareholders' meting held on July 10, 2007. The Company started operating after the capital increases resulting from the corporate restructuring process implemented as discussed herein.

The corporate purpose of Bovespa Holding S.A. (the Company) consists of holding ownership interests in companies whose operations comprise the entire chain of trading, clearing and settlement, risk management, central counterparty, or CCP, central depository of securities, or CDS, market surveillance and monitoring, and other services relating to securities, bonds, assets, contracts and rights traded on the Brazilian securities and financial markets, as carried out by the Company's wholly owned subsidiaries, Bolsa de Valores de São Paulo S.A., or BVSP, and Companhia Brasileira de Liquidação e Custódia, the Brazilian Clearing and Depository Corporation, or CBLC, as well as by Bovespa Supervisão de Mercado, or BSM, which the Company controls indirectly.

Pursuant to a corporate restructuring process approved at shareholders' meetings of the Company, of Bolsa de Valores de São Paulo, or BOVESPA, of CBLC and of Bovespa Serviços e Participações S.A., or BSP, held on August 28, 2007, CBLC and BSP became wholly owned subsidiaries of the Company, with BSP, now operating under the corporate name of Bolsa de Valores de São Paulo S.A., or BVSP, the São Paulo Stock Exchange, having taken over the business operations previously conducted by BOVESPA.

As a result of the demutualization process of the São Paulo stock exchange and of the corporate restructuring process implemented as discussed herein, brokers' access to the trading systems in markets operated by BVSP, and clearing agents' access to the settlement and depository systems operated by CBLC, rather than a relationship deriving from membership in a mutual organization, as previously occurred, is now the result of a contractual relationship governed by specific rules and agreements, and unrelated to the interest these brokers and clearing agents may hold in the Company's shares.

The corporate restructuring process was implemented based on balance sheets prepared by the restructured companies as of June 30, 2007, with the effects of this process between that date and August 28, 2007, when the Company was still not operational, having been recognized by each of the companies concerned.

As a result, the Company's capital stock increased by R$1.5 billion, as follows:

- R$891 million, deriving from the merger of the spun-off assets of BOVESPA;
- R$213 million, deriving from a merger of the shares issued by BSP (currently BVSP); and
- R$349 million, deriving from a merger of the shares issued by CBLC.

In addition, also as a result of the corporate restructuring process, the former members of BOVESPA and the former shareholders of CBLC and BSP (currently BVSP) became shareholders of the Company.

Thus, after the corporate restructuring process implemented on August 28, 2007, which included the transactions discussed above, the Company's capital stock became R$1,452,888 thousand, represented by 705,275,264 common shares, without par value.

The chart below sets forth the corporate structure as existing prior to August 28, 2007:


Brokers and other members
100%
BOVESPA
(mutualized stock exchange)
100%
BSP
(closely held corporation)
19,63%
CBLC
(closely held corporation)
80,37%

The chart below sets forth the current corporate structure of the Company's and its suhsidiaries, as resulting from the corporate restructuring process implemented on August 28, 2007:


Shareholders
100%
BOVESPA HOLDING
100%
100%
BVSP
(closely held stock exchange)
CBLC
(closely held stock exchange)
50%
50%
BSM
(a civil association)

Between its incorporation on January 31, 2007 and August 28, 2007, the date on which the corporate restructuring process was implemented, the Company was kept non-operational.
On August 29, 2007, the Company and its related parties, as existing under the current corporate structure, recognized the effects of the corporate restructuring process between the base date of the financial information adopted for purposes of that process, i.e., June 30, 2007, and the implementation date of August 28, 2007, after which date the financial information of each of the Company and its subsidiaries reflects its own operations.

Combined financial statements of BOVESPA and related entities

The Company was organized on January 31, 2007, and kept non-operational until August 28, 2007, when the corporate restructuring process was approved and implemented. Beginning on August 29, 2007, the Company was operational and its financial information reflects the effects of its own operations and those of BVSP and CBLC.

Beginning on August 29, 2007, the Company's financial statements and information encompass the operations of its wholly owned subsidiaries. Thus, the Company has not prepared financial statements prior to that date, which can be used for performance comparability.

However, given that the stock exchange (previously operated by BOVESPA and currently by BVSP) and the clearinghouse, CBLC, before and after the corporate restructuring process, were under the same ownership and taking into account that Management wishes to provide financial information to enable a retrospective analysis of the overall operations of the Company, this report has been prepared to provide financial information to allow a comparison of the results of operations as of and for the three-months periods ended September 30, 2007 and 2006, and as of and for the nine-month periods ended September 30, 2007 and 2006.

Management refers to the financial information thus presented herein as the combined financial information of the BOVESPA and its subsidiaries, prepared in accordance with the combination principles discussed below.

Principles for combination of the financial statements

The combined financial statements presented in this report, as of and for the three-month and nine-month periods ended September 30, 2006 and as of and for the period from January 1, 2007 to August 28, 2007, refer to the period that preceded the corporate restructuring process, in which the activities were distributed among BOVESPA, a not-for-profit mutualized stock exchange; BSP, currently BVSP; and CBLC,.

Prior to the corporate restructuring process, BOVESPA held 100% of the capital stock of BSP, currently BVSP, which in turn held a 19.63% interest in the capital stock of CBLC. The other shares issued by CBLC were held primarily by brokerage firms and other financial institutions acting as clearing agents, and, secondarily, by other entities.

Considering that BOVESPA, BSP and CBLC were all under common control, and that after the corporate restructuring process CBLC became a wholly owned subsidiary of the Company, and in order to present financial information enabling a retrospective analysis of these companies taking into account the effects of the corporate restructuring process, the combined financial statements above mentioned, were consolidated with the financial statements of BOVESPA's wholly owned subsidiary, BSP, currently BVSP, and combined with the financial statements of CBLC. We refer to the financial information resulting from this consolidation and combination process as combined financial statements.

Accordingly, the financial statements of CBLC as of and for the three-month and nine-month periods ended September 30, 2006 and as of and for the period from January 1, 2007 to August 28, 2007, have been fully combined with the consolidated financial statements of BOVESPA. Upon combination, the investments in CBLC by the BOVESPA, as well as intercompany balances and transactions were eliminated.

After August 29, 2007, the Company's consolidated financial statements encompass the operations and transactions of the Company and its wholly owned subsidiaries BVSP and CBLC.

Therefore, the Company's financial statements reflecting operations and transactions taking place between January 1, 2007 and September 30, 2007 present the following peculiarities:

- The corporate restructuring process was implemented pursuant to book values registered by the companies concerned as of the base date June 30, 2007;
- The effects of operations and transactions taking place in the period between July 1, 2007 and August 28, 2007, have been recognized by the relevant companies on August 29, 2007;
- In respect of the third quarter of 2007, the Company presents the combined financial information for the period from July 1, 2007 to August 28, 2007, and the consolidated financial information for the period from August 29, 2007 and September 30, 2007; and
- In respect of the nine-month period ended September 30, 2007, the Company presents the combined financial information for the period from January 1, 2007 to August 28, 2007, and the consolidated financial information for the period from August 29, 2007 and September 30, 2007.

Resulting financial information

Therefore, in order to enable a retrospective analysis of the operations and transactions considering the effects of the corporate restructuring process, we present the following financial information:

- Combined balance sheet of BOVESPA and related entities, meaning BSP (currently BVSP), CBLC and the BOVESPA securities investor guarantee fund, as of September 30, 2006 and June 30, 2007;
- Consolidated balance sheet of the Company as of September 30, 2007;
- Combined income statements of BOVESPA and related entities, meaning BSP (currently BVSP) and CBLC for the following periods: a) three-month period ended September 30, 2006; b) nine-month period ended September 30, 2006;
- Consolidated income statement of the Company for the three-month period ended September 30, 2007; and
- Combined income statement of BOVESPA and related entities, meaning BSP (currently BVSP) and CBLC, and consolidated statement of the Company, for the nine-month period ended September 309, 2007.

BOVESPA Securities Investor Guarantee Fund and Investor Compensation Mechanism

As required by CMN Resolution 2690 dated January 28, 2000, BOVESPA maintained an escrow fund exclusively for the purpose of indemnifying investors for any losses arising from the conduct of brokerage firms, such as (article 40 of this regulation): failure to comply or fraudulent compliance with orders, mismanagement of funds and securities, delivery of restricted securities, unlawful transfer of securities, and closing of the activities of brokerage firms.

The securities investor guarantee fund was created with contributions by brokerage firms and, under the terms of the resolution, the indemnity was limited to the fund's equity. BOVESPA was not liable for any deficiency between the amount of the fund and the actual losses of investors.

It was BOVESPA's responsibility to establish a minimum level of capital for the securities investor guarantee fund and if it decreased below that limit, brokerage firms would be required

to contribute additional capital immediately. BOVESPA had no obligation to contribute to the fund to cover indemnification payments.

The securities investor guarantee fund was not a separate entity, however it had segregated accounting that was independent from BOVESPA's books.

Therefore, in the combined financial statements of BOVESPA and related entities (meaning BSP (currently BVSP), CBLC and the Securities Investor Guarantee Fund) as of September 30, 2006 and June 30, 2007, the assets and liabilities of the securities investor guarantee fund have been presented as part of the combined assets and liabilities, while its net equity is shown as a liability against the brokerage firms. The revenues and expenses of the Securities Investor Guarantee Fund have been recorded against their respective assets and liabilities and, thus, have no effect on the combined income statements.

After the corporate restructuring process, administering the securities investor guarantee fund, as described above, became a responsibility of BSM. As a result, this company is in charge also of administering the assets and liabilities of the securities investor guarantee fund.

On October 23, 2007, the Brazilian Securities Commission (*Comissão de Valores Mobiliários*), or CVM, issued CVM Instruction 461 governing the regulated securities markets and the incorporation, organization, operation and extinction of stock exchanges, commodities exchanges, futures exchanges and organized over-the-counter markets. Under this regulation, the securities investor guarantee fund was replaced with an Investor Compensation Mechanism.

Pursuant to this new regulation, the investor compensation mechanism was established for the same purpose as the securities investor guarantee fund it replaced.

In addition, pursuant to the new regulation and similarly to the fund it replaced, although this new fund could not be formed as a separate entity, it nevertheless has segregated accounting that is independent from that of BSM, and BSM is not liable for any deficiency between the amount available in the fund and the actual losses of investors. However, differently from the securities investor guarantee fund, the regulation requires, among other things, that the new fund regulation establish minimum and maximum net asset amounts, or minimum and maximum amounts to be funded, which shall correlate with the fund's intrinsic risks, as well as the setting of criteria for *pro rata* allocation of any deficiency to cover investor losses. Moreover, the fund assets may include financial resources other than the contributions made by brokerage firms, and compensation to investors are subject to a cap of R$60 thousand per investor claim, per indemnifiable event.

After the issue of this regulation, the net assets of the securities investor guarantee fund were allocated to formation of the investor compensation mechanism administered by BSM, whereas brokerage firms with access to the Company's trading systems continue to contribute to this mechanism.

The Company's consolidated balance sheet as of September 30, 2007 was prepared in accordance with the applicable legal provisions and consolidation principles, such that the intercompany investments, balances and transactions were eliminated.

The consolidated financial information encompasses the figures of the Company and its wholly owned subsidiaries, BVSP e CBLC.

BVSP and CBLC are shareholders of BSM, which was organized as a not-for-profit civil association, responsible for market surveillance and monitoring and for administering the investor compensation mechanism.

The shareholders' equity of BSM and the assets and liabilities of the investor compensation mechanism are not included in the Company's consolidated financial information presented herein.

As registered in the combined balance sheets of BOVESPA and related entities, meaning BSP (currently BVSP), CBLC and the securities investor guarantee fund, as of September 30, 2006 and June 30, 2007, the net assets of the securities investor guarantee fund amounted to R$105.6 million and R$122.8 million, respectively.

The Company's consolidated balance sheet as of September 30, 2007, do not include the shareholders' equity of BSM and the assets and liabilities of the investor compensation mechanism, which as of that date amounted to R$20.0 million and R$130.8 million, respectively.

Set forth below are the combined balance sheets as of September 30, 2006 and June 30, 2007 of BOVESPA and related entities, as well as the consolidated balance sheet of the Company as of September 30, 2007.

Combined balance sheets of Bovespa and related entities as of September 30, 2006 and June 30, 2007 and consolidated balance sheet of the Company as of the nine-month period ended September 30, 2007.

(R$ thousands)

	Combined		Consolidated	
	Set/30/07	Jun/30/07	Set/30/07	Part. %
Assets				
Current assets	1.274.641	1.859.395	1.897.507	94,0%
Cash and cash equivalents	3.890	3.975	2.408	0,1%
Short-term investment securities	1.178.405	1.703.101	1.730.253	85,7%
Trade accounts receivable, net	50.159	108.303	114.550	5,7%
Recoverable and prepaid taxes	21.893	19.973	35.153	1,7%
Deferred income taxes	2.506	1.364	1.363	0,1%
Prepaid expenses	5.258	8.979	7.208	0,4%
Other accounts receivable	6.642	5.720	3.709	0,2%
Assets held for sale	3.830	5.531		
Accounts receivable from sale of properties	1.433	1.170	2.128	0,1%
Other receivables	626	1.279	735	0,0%
Non-current assets	8.642	9.219	11.058	0,5%
Long-Term Receivables	773		3.889	0,2%
Accounts receivable from the sale of properties	555	555	555	0,0%
Receivables arising from lawsuits	2.502	2.145		
Long-term trade accounts receivable, net	4.511	5.221	5.315	1,0%
Judicial deposits	300			
Assets held for sale		1.298	1.298	0,1%
Permanent Assets	120.491	121.912	111.090	5,5%
Investments	17.087	16.757	7.897	0,4%
Property and equipment, net	91.989	95.060	93.830	4,6%
Deferred charges	11.415	10.095	9.363	1,0%
Total Assets	1.403.774	1.990.526	2.019.655	100,0%
Liabilities				
Current Liabilities	248.117	531.856	412.318	20,4%
Cash margin deposits	33.838	279.117	229.584	11,4%
Earnings on securities under custody	26.359	30.911	26.845	1,3%
Suppliers and accounts payable	4.212	13.229	8.524	0,4%
Payroll and related liabilities	15.274	13.568	19.081	0,9%
Taxes payable	11.790	13.645	15.515	0,8%
Payable to members for repurchase of membership certificates	2.018	6.108	6.224	0,3%
Provision for contingencies	6.084	3.785	4.613	0,2%
Provision for income and social contribution taxes	105.599	122.764		
Deferred revenues	27.604	35.216	75.567	3,7%
Other accounts payable	6.973	11.788	6.316	0,3%
Bovespa securities investor guarantee fund	8.365	1.725	20.051	1,0%
Members' / Shareholders' Equity	1.155.657	1.458.670	1.607.337	79,6%
Combined capital	763.148	763.148	1.452.889	71,9%
Membership certificates / shares held in treasury	(3.592)	(3.592)		
Reserve for purchase of membership certificates	70.000	70.000		
Profit reserve - Legal reserve	12.606	19.534		
Retained earnings	313.495	609.580	154.449	7,6%
Total Shareholder's Equity and Liabilities	1.403.774	1.990.526	2.019.655	100,0%

Change in Taxation Regime and Pro Forma Income Statements

The income statements presented herein, which were prepared in accordance with Accounting Practices Adopted in Brazil, relate to periods partially or fully preceding the corporate restructuring process implemented on August 28, 2007, and refer to the consolidated and combined financial statements of BOVESPA, BSP (currently BVSP) and CBLC.

In these periods BOVESPA was organized as a not-for-profit entity and was exempt from certain taxes. As a result, the statements consolidate and combine the financial statements of entities that were subject to different taxation regimes, i.e., a mutualized, not-for-profit stock exchange exempt from certain taxes (BOVESPA), and two corporations subject to payment of taxes (BSP, currently BVSP, and CBLC).

After the corporate restructuring process implemented on August 28, 2007, the operations of BOVESPA were substantially transferred to BVSP, which is a corporation subject to payment of taxes, whereas the market surveillance and monitoring activities were transferred to BSM, a not-for-profit civil association that is exempt from payment of certain taxes.

Thus, the income statements presented herein are not strictly comparable and would not provide sufficiently complete financial information for a retrospective or a prospective analysis of the Company's operations.

For the purpose of enabling a retrospective and prospective analysis and comparison of the combined and consolidated financial statements presented herein, we made pro forma adjustments to reflect what the tax effects would have been if BOVESPA, for the periods preceding the corporate restructuring process implemented on August 28, 2007, had been subject to payment of taxes as a for-profit entity, except for revenues deriving from the management of the securities investor guarantee fund, which was transferred to BSM, likewise a civil association that is exempt from payment of certain taxes.

The income statements containing these pro forma adjustments are referred to as pro forma income statements.

The principal implications that result from this change in tax regime are as follows:

COFINS

The portion of BOVESPA's operating revenues relating to its core business were not subject to Social Security Financing Contribution (*Contribuição para o Financiamento da Seguridade Social*), or COFINS. COFINS levied on operating revenues not related to its core business, as well as on non-operating revenues, were subject to a non-cumulative tax system at a rate of 7.6%.

After the corporate restructuring, BVSP's revenues deriving from activities that were formerly carried out by BOVESPA became subject to COFINS, pursuant to the non-cumulative tax system at a rate of 7.6%.

Thus, in order to calculate pro forma combined net income, the pro forma adjustments took into account the increase in COFINS that would have occurred if BOVESPA had been required to pay this tax as a corporation.

PIS

BOVESPA was required to pay the Contribution to the Social Participation Program (*Contribuição ao Programa de Integração Social*), or PIS, at a rate of 1% on its payroll expense.

The revenues deriving from the activities formerly carried out by BOVESPA, which currently are carried out by BVSP, are subject to payment of PIS at a rate of 1.65%.

Thus, the calculation of pro forma combined income statements took into account the increase in PIS that would have occurred if BOVESPA had been required to pay this tax as a corporation.

Income Tax and Social Contribution on Net Income

BOVESPA was not required to pay income tax and social contribution on net income (*Contribuição Social sobre o Lucro Líquido*), or CSLL. However, it was subject to the payment of withholding income tax (*Imposto de Renda Retido na Fonte*), or IRRF, on its financial revenues, pursuant to tax rates that, depending on the actual period of time for which an investment is held prior to its realization, range from 15.0% to 22.5%. In addition, the withholding income tax rate was 15% for any interest on shareholders' equity received for BOVESPA's investment in BSP (currently BVSP).

BVSP's income from activities that were formerly carried out by BOVESPA is subject to income tax and social contribution on net income at an aggregate rate of 34%, from which any amounts of withholding income tax paid may be deducted.

Thus, the calculation of pro forma combined income statements took into account the increase in income and social contribution taxes that would have occurred if BOVESPA had been required to pay these taxes as a corporation.

Resulting financial information

In order to allow for retrospective and prospective analysis of the Company's pro forma financial information, as well as for comparability of tax effects vis-à-vis with other income statements, the Company prepared pro forma income statements based on estimates and assumptions Management deemed reasonable, which were consistently applied in respect of the relevant periods, as follows:

- Combined pro forma income statements of BOVESPA and its related entities, meaning BSP (currently BVSP) and CBLC, for the following periods: a) three-month period ended September 30, 2006, and b) nine-month period ended September 30, 2006;
- Consolidated pro forma income statement of the Company for the three-month period ended September 30, 2007; and
- Combined pro forma income statements of BOVESPA and its related entities, meaning BSP (currently BVSP) and CBLC, and consolidated statement of the Company, for the nine-month period ended September 309, 2007.

No pro forma adjustments were made in the corresponding balance sheets, such that the impact on accounts under assets, liabilities and members' or shareholders' equity were not considered.

Management's analysis and discussion of results of operations hereinbelow are based on the pro forma income statements.

Combined Pro Forma Income Statements for the Three-Month Period Ended September 30, 2006

Combined Pro Forma Income Statements of Bovespa and related entities for the three-month period ended September 30, 2006			
(in R$ thousands)	Actual	Pro forma adjustments	Consolidated
Gross operating revenues	103,088		103,088
Taxes on operating revenues	(5,026)	(5,923)	(10,949)
COFINS and PIS	(3,810)	(5,923)	(9,733)
ISS	(1,216)		(1,216)
Net operating revenues	98,062	(5,923)	92,139
Operating expenses	(64,855)	89	(64,767)
Operating income	33,207	(5,834)	27,372
Interest income, net	34,469		34,469
Non-operating income, net	952		952
Net income before taxation	68,627	(5,834)	62,793
Income and social contribution taxes	(11,369)	(9,457)	(20,826)
Net income	57,258	(15,291)	41,967

Combined Pro Forma Income Statements for the Three-Month Period Ended September 30, 2007

Combined Pro Forma Income Statements of the Company for the three-month period ended September 30, 2006

(in R$ thousands)

	Actual	Pro forma adjustments	Consolidated
Gross operating revenues	239,902		239,902
Taxes on operating revenues	(16,474)	(8,590)	(25,064)
COFINS and PIS	(13,997)	(8,590)	(22,587)
ISS	(2,477)		(2,477)
Net operating revenues	223,428	(8,590)	214,838
Operating expenses	(72,565)	67	(72,497)
Operating income	150,864	(8,523)	142,341
Interest income, net	37,519		37,519
Non-operating income, net	10,051		10,051
Net income before taxation	198,434	(8,523)	189,911
Income and social contribution taxes	(43,986)	(20,162)	(64,147)
Net income	154,448	(28,684)	125,764

Consolidated Pro Forma Income Statement for the Three-Month Period ended September 30, 2007 Compared With the Combined Pro Forma Income Statement for the Three-Month Period Ended September 30, 2006.

Pro Forma Income Statement for the Three-Month Period ended September 30, 2007 Compared With the Pro Forma Income Statement for the Three-Month Period Ended September 30, 2006.

	Consolidated - 3Q07		Combined - 3Q06		Positive (negative) Variation	
	(in R$ thousands)	(%)	(in R$ thousands)	(%)	(in R$ thousands)	(%)
Gross operating revenues	239,902	111.7%	103,088	111.9%	136,814	132.7%
Taxes on operating revenues	(25,064)	-11.7%	(10,949)	-11.9%	(14,115)	128.9%
COFINS and PIS	(22,587)	-10.5%	(9,733)	-10.6%	(12,854)	132.1%
ISS	(2,477)	-1.2%	(1,216)	-1.3%	(1,261)	103.7%
Net operating revenues	214,838	100.0%	92,139	100.0%	122,699	133.2%
Operating expenses	(72,497)	-33.7%	(64,767)	-70.3%	(7,730)	11.9%
Operating income	142,341	66.3%	27,372	29.7%	114,969	420.0%
Interest income, net	37,519	17.5%	34,469	37.4%	3,050	8.8%
Non-operating income, net	10,051	4.7%	952	1.0%	9,099	955.8%
Net income before taxation	189,911	88.4%	62,793	68.2%	127,118	202.4%
Income and social contribution taxes	(64,147)	-29.9%	(20,826)	-22.6%	(43,321)	208.0%
Net income	125,764	58.5%	41,967	45.5%	83,797	199.7%

Gross operating revenues

The table below sets forth the breakdown of the Company's gross operating revenues for the periods presented:

Gross operating revenues	Three-month periods ended September 30,				Variation
	2007		2006		
	(in R$ thousands)	(%)	(in R$ thousands)	(%)	(%)
Transaction Revenues	203,415	84.8%	81,661	79.2%	149%
Trading fees	127,700	53.2%	53,488	51.9%	139%
Clearing and settlement fees	75,715	31.6%	28,173	27.3%	169%
Securities lending fees	16,316	6.8%	3,949	3.8%	313%
Depository, custody and back-office services	7,181	3.0%	5,393	5.2%	33%
Annual listing fees	5,629	2.3%	4,296	4.2%	31%
Market data services	3,316	1.4%	2,444	2.4%	36%
Data processing, software licensing and telecom service fees	1.527	0,6%	1,918	1.9%	-20%
Other operating revenues	2,518	1.0%	3,427	3.3%	-27%
Total	239,902	100.0%	103,088	100.0%	133%

Transaction revenues

The Company's transaction revenues, which correlate with the value traded on the markets the Company operates, and derive principally from fees charged on trades carried out in these markets and from fees charged on the clearing and settlement of trades, grew 149.0% in the period on account of the increase in the number of trades.

The margin on value traded, as obtained from the division of transaction revenues by the value traded, presented growth of 3.2%, as set forth in the table below:

Asset classes	Margin (base points) Three-month period ended September 30,	
	2007	2006
Stocks and derivatives	6.5	6.3
Cash market	5.8	5.7
Derivatives	14.5	13.4
Options market	15.4	13.6
Forward market	13.3	13.1
Fixed Income securities	8.5	2.9
Total	6.5	6.3

Variations on the margins of the different classes of assets substantially correlate with variations in the predominant types of transactions, in particular changes in the rate of day-trade transactions vis-à-vis final transactions.

Other operating revenues

Other operating revenues in the compared periods include increases: (i) of 313.0%, in revenues derived from registration fees charged in connection with securities lending services; (ii) of 31.0%, in revenues from annual listing fees charged from issuers in respect of listings on the markets the Company operates; (iii) of 33.0%, in the aggregate revenues derived from fees charged for services as depository of securities; from fees charged for management, custody and back-office services provided to investment clubs and other investors; from fees charged for custody-related services in connection with federal government bonds traded online within the scope of the Treasury Direct (*Tesouro Direto*) program; and from fees charged for custody of securities related to issues of depositary receipts; and (iv) of 36.0%, in revenues derived from distribution and dissemination of quotes and other market data.

Taxes on operating revenues

The taxes levied on operating revenues presented variation in proportion to the increase in gross operating revenues. In the three-month periods ended September 30, 2007 and 2006, these taxes represented 10.4% and 10.6%, respectively, of the gross operating revenues.

Net operating revenues

After the taxes levied on gross operating revenues, the net operating income amounted to R$214.8 million in the three-month period ended September 30, 2007, as compared to R$92.1 million in the same period in 2006, representing increase of 133.0% in net operating income. As a percentage of gross operating income, net operating income in the three-month periods ended September 30, 2007 and 2006 represented 89.6% and 89.4%, respectively.

Operating expenses

The table below sets forth the breakdown of operating expenses for the three-month periods presented for comparison:

Operating expenses	Three-month periods ended September 30,				Variation
	2007		2006		
	(in R$ thousands)	(%)	(in R$ thousands)	(%)	(%)
Personnel and related expenses	31,736	43.8%	25,574	39.5%	24.1%
Information technology and telecom systems	15.636	21.6%	16,164	25.0%	-3,3%
Marketing and advertising	6,234	8.6%	4,890	7.6%	27.5%
Depreciation and amortization	4,330	6.0%	4,076	6.3%	6.2%
Members' technology development program	3,484	4.8%	3,705	5.7%	-6.0%
Communications	2,664	3.7%	1,667	2.6%	59.8%
Professional services	2,370	3.3%	2,558	3.9%	-7.3%
Other expenses	2,996	4.1%	3,435	5.3%	-12.8%
Taxes	1,606	2.2%	1,431	2.2%	12.2%
Occupancy, general and administrative	1,441	2.0%	1,267	2.0%	13.7%
Total	72,497	100.0%	64,767	100.0%	11,9%

The operating expenses for the three-month period ended September 30, 2007, increased by 12.0%, to R$72.5 million from R$64.8 million for the same period in 2006.

Operating expenses for the three-month period ended September 30, 2007, represented 34.0% of the net operating revenues, as compared to 70% in the same period in 2006, primarily due to a greater degree of operating leverage.

Personnel and related expenses, expenses from information technology and telecom systems, and expenses from depreciation and amortization, which are more closely associated with the Company's operations, represented in the aggregate 71.0% and 70.0% of the operating expenses in the three-month periods ended September 30, 2007 and 2006, respectively.

As of September 30, 2007, the Company had 821 employees, compared to 735 employees as of the same date in 2006, representing an increase of 12.0% in the number of employees, or 86 new employees primary allocated to performing information technology-related activities.

In addition, as a percentage of operating expenses, marketing and advertising expenses represented 9% and 8% in the three-month periods ended September 30, 2007 and 2006, respectively, an increase primarily attributable to growth in expenditures to educate people on stock market concepts and to promote this market to the public.

Other operating expenses amounted to R$14.6 million in the three-month period ended September 30, 2007, as compared to R$14.1 million in the same period in 2006, having presented no significant variation in the compared periods. As a percentage of the total operating expenses, other operating expenses represented 19.0% and 22.0% in the three-month periods ended September 30, 2007 and 2006.

The 59.8% increment in expenses with communications is due primarily to the issue and delivery of notices of confirmation of trades in securities and of statements of custody accounts to investors.

Moreover, as of October 1, 2007, the Company discontinued its members' technology development program.

Operating income

The resulting operating income for the compared periods increased by R$115.0 million, to R$142.3 million in for the three-month period ended September 30, 2007, from R$27.3 million in for the same period in 2006. The operating margin, meaning the ratio of operating income divided by net operating revenues, was 66.0% in the three-month period ended September 30, 2007, as compared to 30.0% in the same period in 2006.

Interest Income, net

The net interest income increased by 9.0%, to R$ 37.5 million for the three-month period ended September 30, 2007, as compared to from 34.5 million for the same period in 2006. Interest revenues in these periods amounted to R$42.5 million and R$34.9 million, respectively, whereas interest expenses amounted to R$5.0 million and R$0.4 million, respectively. The interest expenses for the third quarter of 2007 consisted primarily of payment of temporary contribution on financial transactions (*Contribuição Provisória sobre Movimentações Financeiras*), or CPMF, a federal tax levied on funds contributed to the Company's investments portfolio, as a result of the corporate restructuring process implemented on August 28, 2007.

Non-operating income

Non-operating income for the third quarter of September 30, 2007, as compared to the same period in 2006, increased by 955.8%, primarily due to non-recurring revenues deriving from income on assets and investments written off in that quarter.

Net income before taxation

Net income before taxation for the three-month period ended September 30, 2007, amounted to of R$189.8 million, representing an increase by R$127.1 million, or 202.0%, when compared to R$62.8 million, for the same period in 2006. The margin of net income before taxation over the Company's net operating revenues increased to 88.0% in the third quarter of 2007, as compared to 68.0% in the same period in 2006.

Income tax and social contribution on net income

Pursuant to the Brazilian Corporate Law, except for the results of BOVESPA, the subsidiaries' results of operations for the period from July 1, 2007 to August 28, 2007, were subject to levies of corporate income tax (*Imposto de Renda Pessoa Jurídica*), levied at the rate of 15%, plus an additional rate of 10%, and of social contribution on net income (*Contribuição Social sobre o Lucro Líquido*), or CSLL, levied at the rate of 9%.

Income tax and social contribution on net income

Pro forma adjustments to net income before taxation for the three-month periods compared took into account the tax rules applying to corporations, which require levy of corporate income tax (*Imposto de Renda Pessoa Jurídica*) at the rate of 15%, plus an additional rate of 10%, and of social contribution on net income (*Contribuição Social sobre o Lucro Líquido*), or CSLL, at the rate of 9%.

The combined pro forma adjustments relating to these taxes amounted to an aggregate of R$64.1 million for the third quarter of 2007, and R$20.8 million for the same period in 2006, such that in each of these periods income tax and CSLL charges actually represented 34.0% and 33% of the net income before taxation, respectively.

Net income

Pro forma net income for the three-month period ended September 30, 2007, increased by 200.0%, to for R$125.8 million, when compared to from R$42.0 million for the same period in 2006. Pro forma net margin on the net operating revenues was 59.0% in the third quarter of 2007, as compared to 46.0% in the same period in 2006.

EBITDA

The pro forma EBITDA increased by 367.0%, to R$146.7 million in the three-month period ended September 30, 2007, from R$31.4 million in the same period in 2006, whereas the pro forma EBITDA margin vis-à-vis net operating revenues was 68.0% and 34.0%, respectively.

As defined by the Company, pro forma EBITDA is operating income plus depreciation and amortization expenses. According to Accounting Practices Adopted in Brazil, EBITDA is not a measure of financial performance and should not be considered individually, or as an alternative to net income or operating cash flows, nor should it be considered as a measure of operating performance or liquidity. EBITDA does not have a standard meaning and the definition of EBITDA used herein may not compare to EBITDA as used by other companies.

Combined pro forma income statement for the nine-month period ended September 30, 2006

Combined Pro Forma Income Statements of the Company for the nine-month period ended September 30, 2006

R$ thousands

	9M06 Actual	"Pro-Forma" Adjustments	9M06 "Pro-Forma"
Gross operating revenues	**330,065**		**330,065**
Taxes on operating revenues	**(15,632)**	**(18,983)**	**(34,615)**
COFINS and PIS	(11,857)	(18,983)	(30,840)
ISS	(3,775)		(3,775)
Net operating revenues	**314,433**	**(18,983)**	**295,450**
Operating expenses	**(178,603)**	**247**	**(178,356)**
Operating income	**135,830**	**(18,736)**	**117,094**
Interest income, net	101,756		101,756
Non-operating income, net	(889)		(889)
Net income before taxation	**236,697**	**(18,736)**	**217,961**
Income and social contribution taxes	(37,222)	(35,387)	(72,609)
Net income	**199,475**	**(54,123)**	**145,352**

Consolidated and Combined Pro Forma Income Statement for the Nine-Month Period ended September 30, 2007

Combined Pro Forma Income Statements of the Company for the nine-month period ended September 30, 2007

R$ thousands

	9M07 Actual	"Pro-Forma" Adustments	9M07 "Pro-Forma"
Gross operating revenues	**600,466**		**600,466**
Taxes on operating revenues	**(33,655)**	**(28,744)**	**(62,398)**
COFINS and PIS	(27,276)	(28,744)	(56,019)
ISS	(6,379)		(6,379)
Net operating revenues	**566,811**	**(28,744)**	**538,068**
Operating expenses	**(207,002)**	**258**	**(206,745)**
Operating income	**359,809**	**(28,486)**	**331,323**
Interest income, net	111,618		111,618
Non-operating income, net	14,743		14,743
Net income before taxation	**486,170**	**(28,486)**	**457,685**
Income and social contribution taxes	(87,678)	(66,337)	(154,015)
Net income	**398,493**	**(94,823)**	**303,670**

Consolidated Pro Forma Income Statement for the Three-Month Period ended September 30, 2007 Compared With the Combined Pro Forma Income Statement for the Three-Month Period Ended September 30, 2006.

Pro Forma Income Statement for the Three-Month Period ended September 30, 2007 Compared With the Pro Forma Income Statement for the Three-Month Period Ended September 30, 2006.

	Consolidated - 3Q07		Combined - 3Q06		Positive (negative) Variation	
	(in R$ thousands)	(%)	(in R$ thousands)	(%)	(in R$ thousands)	(%)
Gross operating revenues	600,466	111,6%	330,065	111,7%	270,401	81.9%
Taxes on operating revenues	(62,398)	-11.6%	(34,615)	-11.7%	-27,783	80.3%
COFINS and PIS	(56,019)	-10.4%	(30,840)	-10.4%	-25,179	81.6%
ISS	(6,379)	-1.2%	(3,775)	-1.3%	-2,604	69.0%
Net operating revenues	538,068	100.0%	295,450	100.0%	242,618	82.1%
Operating expenses	(206,745)	-38.4%	(178,356)	-60.4%	-28,389	15.9%
Operating income	331,323	61.6%	117,094	39.6%	214,229	183.0%
Interest income, net	111,618	20.7%	101,756	34.4%	9,862	9.7%
Non-operating income, net	14,743	2.7%	(889)	-0.3%	15,632	n/a
Net income before taxation	457,685	85.1%	217,961	73.8%	239,724	110.0%
Income and social contribution taxes	(154,015)	-28.6%	(72,609)	-24.6%	-81,406	112.1%
Net income	303,670	56.4%	145,352	49.2%	158,318	108.9%

Gross operating revenues

The table below sets forth the breakdown of gross operating revenues for the periods presented and compared:

Gross operating revenues	Nine-month periods ended September 30, 2007 (in R$ thousands)	2007 (%)	2006 (in R$ thousands)	2006 (%)	Variation (%)
Transaction Revenues	506,592	84.4%	268,375	81.3%	88.8%
Trading fees	323,331	53.8%	176,402	53.4%	83.3%
Clearing and settlement fees	183,261	30.5%	91,973	27.9%	99.3%
Securities lending fees	35,792	6.0%	13,257	4.0%	170.0%
Depository, custody and back-office services	19,355	3.2%	14,789	4.5%	30.9%
Annual listing fees	15,622	2.6%	12,888	3.9%	21.2%
Market data services	8,537	1.4%	6,553	2.0%	30.3%
Data processing, software licensing and telecom service fees	4,218	0.7%	5,719	1.7%	-26.2%
Other operating revenues	10,350	1.7%	8,484	2.6%	22.0%
Total	600,466	100.0%	330,065	100.0%	81.9%

Transaction revenues

Transaction revenues for the nine-month period ended September 30, 2007 amounted to R$600.5 million, compared to R$330.1 million for the same period in 2006, representing growth of 89.0%, primarily due to due to growth in the value traded in securities on the markets the Company operates.

The margin on value traded, as obtained from the division of transaction revenues by value traded, presented no significant variation in the compared periods, and represented 6.2 and 6.3 base points (bps), respectively,\as set forth in the table below:

Asset classes	Margin (base points) Three-month period ended September 30, 2007	2006
Stocks and derivatives	6.3	6.2
Cash market	5.7	5.7
Derivatives	14.0	13.7
Options market	14.8	14.2
Forward market	13.0	13.0
Fixed Income securities	11.1	5.2
Total	6.3	6.2

Variations on the margins of the different classes of assets substantially correlate with variations in the predominant types of transactions, in particular changes in the rate of day-trade transactions vis-à-vis final transactions.

Other operating revenues

Other operating revenues in the compared periods include increases: (i) of 170.0%, in revenues derived from registration fees charged in connection with securities lending services; (ii) of 21.0%, in revenues from annual listing fees charged from issuers in respect of listings on the markets the Company operates; (iii) of 31.0%, in the aggregate revenues derived from fees charged for services as depository of securities; from fees charged for management, custody and back-office services provided to investment clubs and other investors; from fees charged for custody-related services in connection with federal government bonds traded online within the scope of the Treasury Direct (*Tesouro Direto*) program; and from fees charged for custody of securities related to issues of depositary receipts; and (iv) of 30.0%, in revenues derived from distribution and dissemination of quotes and other market data.

Taxes on operating revenues

The COFINS and PIS taxes levied on operating revenues increased to R$56.0 million in the nine-month periods ended September 30, 2007, from R$ 30.8 million in the same period in 2006, representing an increase of 82.0%, in proportion to the increase in gross operating revenues, whereas in the same period service tax, or ISS, levied by the municipal administration of São Paulo on some, but not all operating revenues, increased by 69.0%. In the aggregate, these taxes represented 10.4% of the gross operating revenues for both the nine-month period ended September 30, 2007, and the same period in 2006.

Net operating revenues

After the taxes levied on gross operating revenues, the net operating income amounted to R$538.1 million in the three-month period ended September 30, 2007, as compared to R$295.5 million in the same period in 2006, representing increase of 82.0% in net operating income. As a percentage of gross operating income, net operating income represented 89.6% in each of the nine-month periods ended September 30, 2007 and 2006.

Operating expenses

The table below sets forth the breakdown of operating expenses for the three-month periods presented for comparison:

Operating expenses					
	Nine-month periods ended September 30,				Variation
	2007		2006		
	(in R$ thousands)	(%)	(in R$ thousands)	(%)	(%)
Personnel and related expenses	88,084	42.6%	69,874	39.2%	26.1%
Information technology and telecom systems	45,712	22.1%	46,541	26.1%	-1.8%
Marketing and advertising	17,301	8.4%	11,812	6.6%	46.5%
Depreciation and amortization	13,062	6.3%	12,158	6.8%	7.4%
Members' technology development program	10,630	5.1%	10,587	5.9%	0.4%
Communications	7,346	3.6%	4,852	2.7%	51.4%
Professional services	7,188	3.5%	6,909	3.9%	4,0%
Other expenses	7,902	3.8%	7,512	4.2%	5.2%
Taxes	4,902	2.4%	4,284	2.4%	14.4%
Occupancy, general and administrative	4,618	2.2%	3,827	2.1%	20.7%
Total	206,745	100.0%	178,356	100.0%	15,9%

The operating expenses for the nine-month period ended September 30, 2007, increased by 16.0%, to R$206.7 million from R$178.4 million for the same period in 2006.

Operating expenses for the nine-month period ended September 30, 2007, represented 38.0% of the net operating revenues, as compared to 60% in the same period in 2006, primarily due to a greater degree of operating leverage.

Personnel and related expenses, expenses from information technology and telecom systems, and expenses from depreciation and amortization, which are more closely associated with the Company's operations, represented in the aggregate 71.0% and 72.0% of the operating expenses in the nine-month periods ended September 30, 2007 and 2006, respectively.

As of September 30, 2007, the Company had 821 employees, compared to 735 employees as of the same date in 2006, corresponding to 86 new employees, primary allocated to performing information technology-related activities.

In addition, as a percentage of operating expenses, marketing and advertising expenses represented 8% and 7% in the nine-month periods ended September 30, 2007 and 2006, respectively, an increase primarily attributable to growth in expenditures to educate people on stock market concepts and promote this market to the public, as well as expenditure to promote the POP product, or Protection of Investments with Participation, which is a structured equity product.

Other operating expenses amounted to R$42.6 million in the nine-month period ended September 30, 2007, as compared to R$38.0 million in the same period in 2006. As a percentage of the total operating expenses, other operating expenses represented 21.0% in each of the nine-month periods ended September 30, 2007 and 2006.

The 51.4% increment in expenses with communications is due primarily to the issue and delivery of notices of confirmation of trades in securities and of statements of custody accounts to investors.

Operating income

The resulting operating income for the compared periods increased by R$214.2 million, to R$331.3 million for the nine-month period ended September 30, 2007, from R$117.1 million for the same period in 2006. The operating margin, meaning the ratio of operating income divided by net operating revenues, was 62.0% in the nine-month period ended September 30, 2007, as compared to 40.0% in the same period in 2006.

Interest Income, net

The net interest income increased by 10.0%, to R$111.6 million for the nine-month period ended September 30, 2007, from 101.8 million for the same period in 2006. Interest revenues in these periods amounted to R$119.2 million and R$103.9 million, respectively, whereas interest expenses amounted to R$7.6 million and R$2.1 million, respectively. The interest expenses for the third quarter of 2007 consisted primarily of payment of temporary contribution on financial transactions, or CPMF, a federal tax levied on funds contributed to the Company's investments portfolio, as a result of the corporate restructuring process implemented on August 28, 2007, and of the contribution of new financial resources to the portfolio.

Non-operating income

Non-operating income for the first nine months of 2007, amounted to R$14.7 million, primarily due to non-recurring revenues deriving from income on assets and investments written off in the period.

Net income before taxation

The net income before taxation for the nine-month period ended September 30, 2007, amounted to R$457.7 million, representing an increase by R$239.7 million, or 110.0%, when compared to R$218.0 million, for the same period in 2006. The margin of net income before taxation over the Company's net operating revenues increased to 85.0% in the first nine months of 2007, as compared to 74.0% in the same period in 2006.

Income tax and social contribution on net income

Pro forma adjustments to net income before taxation for the nine-month periods presented for comparison took into account the tax rules applying to corporations, which require levy of corporate income tax at the rate of 15%, plus an additional rate of 10%, and of social contribution on net income, or CSLL, at the rate of 9%.

The combined pro forma adjustments relating to these taxes amounted to an aggregate of R$154.0 million for the first nine months of 2007, and R$72.6 million for the same period in 2006, such that in each of these periods income tax and CSLL charges actually represented 34.0% and 33% of the net income before taxation, respectively.

Net income

Pro forma net income for the nine-month period ended September 30, 2007, increased by 109.0%, to R$303.7 million from R$145.4 million for the same period in 2006. Pro forma net margin on the net operating revenues was 56.0% in the first nine months of 2007, as compared to 49.0% in the same period in 2006.

EBITDA

The pro forma EBITDA increased by 166.0%, to R$344.4 million in the nine-month period ended September 30, 2007, from R$129.3 million in the same period in 2006, whereas the pro forma EBITDA margin vis-à-vis net operating revenues was 64.0% and 44.0%, respectively.

As defined by the Company, pro forma EBITDA is operating income plus depreciation and amortization expenses. According to Accounting Practices Adopted in Brazil, EBITDA is not a measure of financial performance and should not be considered individually, or as an alternative to net income or operating cash flows, nor should it be considered as a measure of operating performance or liquidity. EBITDA does not have a standard meaning and the definition of EBITDA used herein may not compare to EBITDA as used by other companies.

DOC. 05 – Combined Financial Statements at June 30, 2007 and 2006 and at December 31, 2006 and 2005, and Report of Independent Auditors – U.S. GAAP

Bolsa de Valores de São Paulo and Related Entities

Combined Financial Statements at June 30, 2007 and 2006 and at December 31, 2006 and 2005 and Report of Independent Auditors

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1400
Torre Torino
Caixa Postal 61005
05001-903 São Paulo, SP - Brasil
Telefone (11) 3674-2000
www.pwc.com/br

Report of Independent Auditors

To the Board of Directors and Members of
Bolsa de Valores de São Paulo

In our opinion, the accompanying combined balance sheets and related combined statements of income, of changes in members' equity and comprehensive income and cash flows present fairly, in all material respects, the combined financial position of Bolsa de Valores de São Paulo and related entities (as defined in Note 2(b) to these financial statements) at June 30, 2007 and 2006 and at December 31, 2006 and 2005, and the combined results of their operations and their cash flows for each of the six months in the period ended June 30, 2007 and 2006 and for each of the two years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the companies' management. Our responsibility is to express an opinion on these statements in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

São Paulo, October 2, 2007

PricewaterhouseCoopers
Auditores Independentes

Bolsa de Valores de São Paulo and Related Entities

Combined Balance Sheets
In thousands of reals

Assets	June 30 2007	June 30 2006	December 31 2006	December 31 2005
Cash and cash equivalents	3,975	3,002	2,059	2,004
Interest earning deposits with banks	71,638	29,349	57,493	26,201
Securities purchased under agreements to resell	101,931	50,517	69,373	30,844
Trading investment securities, at fair value (Note 6(a))	1,239,845	803,377	965,398	717,684
Available for sale securities, at fair value (Note 6(b))	289,693	242,973	252,876	222,283
Trade accounts receivable, net (Note 7)	108,303	62,529	60,277	41,054
Other accounts receivable, net	5,720	4,481	5,143	3,742
Prepaid expenses	8,979	5,465	4,855	5,903
Assets held for sale (Note 9)	5,531	2,170	2,170	2,170
Recoverable and prepaid taxes (Note 10)	19,973	16,783	1,493	4,225
Deferred income taxes (Note 24(b))	1,364	2,506	2,506	2,506
Accounts receivable from sales of properties	1,170	1,433	1,433	1,412
Other current assets	1,279	761	655	629
Current assets	1,859,401	1,225,346	1,425,731	1,060,657
Judicial deposits (Note 11)	5,221	4,387	4,604	4,243
Accounts receivable (Note 8)	2,145	2,209	2,502	2,209
Other assets	555	1,960	1,313	2,708
Investments	58	118	58	118
Property and equipment, net (Note 12)	149,063	139,248	140,068	131,246
Total assets	2,016,443	1,373,268	1,574,276	1,201,181

Bolsa de Valores de São Paulo and Related Entities

Combined Balance Sheets
In thousands of reais **(continued)**

Liabilities and members' equity	June 30 2007	June 30 2006	December 31 2006	December 31 2005
Cash margin deposits (Note 13)	279,117	54,892	145,620	56,741
Securities investor guarantee fund (Note 4)	122,764	101,287	110,375	94,296
Earnings on securities under custody (Note 17)	30,911	24,698	26,774	20,765
Accounts payable to suppliers	13,229	11,369	14,535	11,935
Payroll and related liabilities (Note 14)	13,568	10,745	11,306	9,436
Taxes payable (Note 15)	13,645	9,624	10,186	8,808
Provisions for contingencies (Note 18)	3,785	5,756	5,762	3,324
Provision for income taxes	35,216	19,445	5,941	560
Payable to members due to purchase of membership certificates (Note 16)	6,108	2,768	1,723	2,224
Deferred revenue (Note 7)	11,788	11,321		
Other liabilities	1,731	526	1,516	232
Current liabilities	531,862	252,431	333,738	208,321
Non current liabilities				
Borrowings (Note 25)	14,043	6,985	4,626	8,441
Deferred income taxes (Note 24(b))	147	245	198	141
	14,190	7,230	4,824	8,582
Member's equity				
Combined capital	763,148	763,148	763,148	663,148
Membership certificates/shares held in treasury	(3,592)	(3,592)	(3,592)	(20,735)
Reserve for repurchase of membership certificates	70,000	70,000	70,000	55,000
Legal reserve	19,534	14,510	16,321	12,606
Retained earnings	620,299	269,553	388,899	274,021
Accumulated other comprehensive income	1,002	(12)	938	238
Total members' equity (Note 19)	1,470,391	1,113,607	1,235,714	984,278
Total liabilities and members' equity	2,016,443	1,373,268	1,574,276	1,201,181

The accompanying notes are an integral part of these combined financial statements.

Bolsa de Valores de São Paulo and Related Entities

Combined Statements of Income
In thousands of reais

	Semester ended June 30		Year ended December 31	
	2007	**2006**	**2006**	**2005**
Revenues				
Trading fees	195,630	122,914	243,364	164,396
Clearing and settlement fees	107,547	63,802	127,785	87,916
Securities lending fees	19,474	9,307	17,749	10,806
Annual listing fees	9,994	8,592	18,747	16,713
Depository, custody and back-office services	12,174	9,396	20,000	13,401
Market data services	5,221	4,109	9,005	8,141
Data processing, software licensing and telecom services fees	2,692	3,801	7,546	8,281
Other revenues	7,832	5,057	12,045	7,104
Total revenues	360,564	226,978	456,241	316,758
Expenses				
Personnel and related expenses	(56,539)	(44,460)	(97,459)	(82,433)
Information technology and telecom systems	(25,171)	(27,304)	(56,785)	(49,401)
Members' technology development program	(7,146)	(6,882)	(14,299)	(13,600)
Professional services	(4,808)	(4,350)	(9,286)	(11,417)
Occupancy, general and administrative	(3,177)	(2,560)	(5,284)	(5,685)
Marketing and advertising	(11,067)	(6,922)	(18,031)	(14,924)
Communications	(4,682)	(3,115)	(6,446)	(3,536)
Depreciation and amortization	(11,803)	(9,650)	(19,904)	(20,166)
Provisions for contingencies, net (Note 18)	(4)	(3,006)	(3,012)	(3,073)
Taxes	(20,472)	(13,461)	(27,333)	(19,544)
Other expenses	(4,862)	(4,077)	(9,771)	(6,319)
Total expenses	(149,731)	(125,787)	(267,610)	(230,098)
Operating income	210,833	101,191	188,631	86,660
Financial income, net (Note 22)	66,085	60,647	120,997	120,459
Non-operating income, net (Note 23)	4,696	1,165	2,529	869
Income before taxation (Note 24(a))	281,614	163,003	312,157	207,988
Current income tax and social contribution	(35,692)	(19,575)	(37,401)	(22,282)
Deferred income tax and social contribution	(1,091)	(104)	(57)	(158)
Net income	244,831	143,324	274,699	185,548

The accompanying notes are an integral part of these combined financial statements.

Bolsa de Valores de São Paulo and Related Entities

Combined Statements of Changes in Members' Equity and Comprehensive Income

In thousands of reais

	Combined capital	Membership certificates/ shares held in treasury	Reserve for repurchase of membership certificates	Legal reserve	Retained earnings	Accumulated other comprehensive income	Total	Comprehensive income
At December 31, 2005	663,148	(20,735)	55,000	12,606	274,021	238	984,278	
Meeting of February 23, 2006								
Appropriation of portion of retained earnings to capital	100,000				(100,000)			
Increase in reserve for repurchase of membership certificates			35,735		(35,735)			
Cancellation of 31 membership certificates		20,735	(20,735)					
Membership certificates repurchased during the semester		(3,592)					(3,592)	
Securities available for sale, net of applicable taxes						(250)	(250)	(250)
Net income/surplus					143,324		143,324	143,324
Appropriations (Note 19(b))								
Legal reserve				1,904	(1,904)			
Interest on capital					(10,153)		(10,153)	
At June 30, 2006	763,148	(3,592)	70,000	14,510	269,553	(12)	1,113,607	143,074
At December 31, 2006	763,148	(3,592)	70,000	16,321	388,899	938	1,235,714	
Securities available for sale, net of applicable taxes						64	64	64
Net income/surplus					244,831		244,831	244,831
Appropriations (Note 19(b))								
Legal reserve				3,213	(3,213)			
Interest on capital					(10,218)		(10,218)	
At June 30, 2007	763,148	(3,592)	70,000	19,534	620,299	1,002	1,470,391	244,895

Bolsa de Valores de São Paulo
and Related Entities

Combined Statements of Changes in Members' Equity and Comprehensive Income

In thousands of reais

(continued)

	Combined capital	Membership certificates/ shares held in treasury	Reserve for repurchase of membership certificates	Legal reserve	Retained earnings	Accumulated other comprehensive income	Total	Comprehensive Income
At December 31, 2004	615,639	(48,058)	35,000	10,106	229,282	(209)	841,760	
Deliberations at the BOVESPA Ordinary General Meeting of February 28, 2005								
Appropriation of portion of retained earnings to capital	50,000				(50,000)			
Increase in reserve for repurchase of membership certificates			32,156		(32,156)			
Cancellation of 21 membership certificates held in treasury		12,156	(12,156)					
Membership certificates repurchased during the year		(20,735)					(20,735)	
CBLC Shares purchased during the year	(2,491)				(508)		(2,999)	
Cancellation of 20,000 shares approved by CBLC's Ordinary General Meeting of April 14, 2005		35,902			(35,902)			
Securities available for sale, net of applicable taxes						447	447	447
Net income/surplus					185,548		185,548	185,548
Appropriations (Note 19(b))								
Legal reserve				2,500	(2,500)			
Interest on capital					(19,743)		(19,743)	
At December 31, 2005	663,148	(20,735)	55,000	12,606	274,021	238	984,278	185,995
Deliberations at the BOVESPA Ordinary General Meeting of February 23, 2006								
Appropriation of portion of retained earnings to capital	100,000				(100,000)			
Increase in reserve for repurchase of membership certificates			35,735		(35,735)			
Cancellation of 31 membership certificates held in treasury		20,735	(20,735)					
Membership certificates repurchased during the year		(3,592)					(3,592)	
Securities available for sale, net of applicable taxes						700	700	700
Net income/surplus					274,699		274,699	274,699
Appropriations (Note 19(b))								
Legal reserve				3,715	(3,715)			
Interest on capital					(20,371)		(20,371)	
At December 31, 2006	763,148	(3,592)	70,000	16,321	388,899	938	1,235,714	275,399

The accompanying notes are an integral part of these financial statements.

Bolsa de Valores de São Paulo and Related Entities

Combined Statements of Cash Flows
In thousands of reals

	Semester ended June 30		Year ended December 31	
	2007	2006	2006	2005
Cash flows from operating activities				
Net income	244,831	143,324	274,699	185,548
Adjustments to reconcile net income to net cash provided by operating activities				
Deferred income taxes	1,091	104	57	158
Depreciation and amortization	11,803	9,650	19,904	20,166
Loss (gain) on sales of property and equipments	45	(41)	82	928
Net losses on available for sale securities	318	642	710	257
Provision for contingencies	4	3,006	3,012	3,073
Adjustments on the provisions for assets held for sale	(3,361)			
Others			60	
Change in operating assets and liabilities				
(Increase) in accounts receivable	(47,222)	(27,289)	(24,852)	(12,629)
(Increase) decrease in other accounts receivable	144	(67)	(82)	1,804
(Increase) decrease in prepaid expenses	(4,124)	438	1,048	(3,355)
(Increase) decrease in other assets	(324)	(77)	29	2,984
Increase (decrease) in other accounts payable	215	294	1,284	(2,893)
Increase in rights on securities under custody	4,137	3,933	6,009	4,620
Increase (decrease) in accounts payable to suppliers	(1,310)	(525)	2,643	1,618
Increase in payroll and related liabilities	2,262	1,309	1,870	1,355
(Increase) in judicial deposits	(617)	(144)	(361)	(450)
(Increase) decrease in recoverable taxes	(18,480)	(12,558)	2,732	(1,425)
Increase in taxes payable	3,459	816	1,378	3,361
Increase (decrease) in provision for income taxes	29,242	19,011	5,021	(576)
Increase in deferred revenue	11,788	11,321		
(Increase) in trading investment securities	(264,524)	(72,928)	(226,336)	(95,620)
Payment of contingencies		(574)	(574)	(3,128)
Net cash provided (used) by operating activities	(30,623)	79,645	68,333	105,796
Cash flows from investing activities				
Net (increase) decrease in deposits in other banks	(14,103)	(3,149)	(31,298)	6,969
Net (increase) decrease in securities purchased under agreements to resell	(32,558)	(19,673)	(38,529)	(12,339)
Purchase of property and equipment	(8,341)	(16,865)	(28,972)	(24,092)
Proceeds from sale of property and equipment	1,033	46	956	3,258
Purchase of available for sale securities	(135,540)	(177,218)	(190,466)	(143,689)
Proceeds from sale of securities available for sale	98,502	155,510	160,223	77,359
Net increase (decrease) in cash margin deposits	133,497	(1,849)	88,879	32,153
Net cash provided (used) in investing activities	42,490	(63,198)	(39,207)	(60,381)
Cash flows from financing activities				
Payments of borrowings	(4,118)	(2,248)	(4,607)	(4,453)
Membership certificates/shares repurchased		(3,048)	(4,093)	(18,511)
Payable to members due to purchase of membership certificates	4,385			
Repurchase of shares of CBLC				(2,999)
Interest on capital distributed to members/shareholders	(10,218)	(10,153)	(20,371)	(19,743)
Net cash used in financing activities	(9,951)	(15,449)	(29,071)	(45,706)
Net increase (decrease) in cash and cash equivalents	1,916	998	55	(291)
Cash and cash equivalents at beginning of year/period	2,059	2,004	2,004	2,295
Cash and cash equivalents at end of year/period	3,975	3,002	2,059	2,004
Supplemental disclosures				
Income taxes paid	15,915	10,388	25,190	14,398
Interest paid on borrowings	787	614	1,247	1,218
Assets acquired through capital lease obligations	13,535	792	792	

The accompanying notes are an integral part of these financial statements.

1 Description of Business

Bolsa de Valores de São Paulo ("BOVESPA"), the São Paulo Stock Exchange, is a not-for-profit and self-regulating entity that operates under the supervision of the Comissão de Valores Mobiliários ("CVM"), the Brazilian Securities and Exchange Commission. BOVESPA is currently one of the most important trading centers in the Latin American capital markets.

BOVESPA is a market organizer for trading in shares, derivatives and other securities and provides securities listing, trading, market data and information technology products and services. Its main objective is to maintain appropriate systems for the trading of marketable securities in free and open markets, which are specifically organized and supervised by it, brokerage firms and local authorities.

Companhia Brasileira de Liquidação e Custódia ("CBLC") the Brazilian Clearing and Depository Corporation, is a for-profit entity that operates under the supervision of both CVM and Banco Central do Brasil ("BACEN"), the Brazilian Central Bank. CBLC provides clearing and settlement, securities lending, depository, custody and back-office products and services related to equity, equity derivatives, corporate bonds and other securities.

BOVESPA, BOVESPA Serviços e Participações S.A. ("BSP") and CBLC are transaction service providers. Using advanced technology, they are engaged in supplying comprehensive and high quality transaction services to investors, brokerage firms and companies that operate in the Brazilian capital markets. Their portfolio of products and services encompasses the entire chain from trading to depository services.

BOVESPA, BSP and CBLC are managed by the same administrative team and are together referred as the "Company".

2 Significant Accounting Policies

(a) Basis of presentation

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), which differ in certain respects from the accounting principles applied by the Company in its financial statements prepared in accordance with accounting practices adopted in Brazil ("Accounting Practices Adopted in Brazil") for statutory purposes.

(b) Principles of consolidation and combination

BOVESPA holds 100% of BSP, which provides technical and administrative services, and, directly and indirectly through BSP, 19.63% of CBLC. BOVESPA members and other financial institutions hold the remaining interest in CBLC.

The Company's consolidated financial statements include the accounts of BOVESPA and the directly controlled subsidiary BSP, intragroup balances and transactions have been eliminated in the consolidation.

Considering that BOVESPA, BSP and CBLC are all under common management as provided by Accounting Research Bulleting ("ARB") no. 51 - "Consolidated Financial Statements", the Company's combined financial statements also include the financial statements of CBLC. The financial statements of CBLC have been fully combined with the Company's financial statements, including shareholders' equity items and reserves. The Company's investments in CBLC, as well as intercompany balances and transactions, have been eliminated on combination.

The combined financial statements have been prepared exclusively in connection with BOVESPA's demutualization process and its plan for an initial public offering ("IPO").

As described in note 28, the Company went through a corporate restructuring which resulted in CBLC becoming fully owned by Bovespa Holding S.A. (a newly formed controlling shareholder whose shares will be listed - "Bovespa Holding"). Consequently, management considers that the presentation of combined financial statements is likely to be meaningful to readers and potential investors. If Bovespa Holding presents US GAAP financial statements in the future, those financial statements will need to reflect the impacts of these restructuring actions, including consideration of a new basis of accounting and fair value adjustment for the acquisition of the 80.3% interest in CBLC that had not previously been controlled by BOVESPA. Consequently, the Combined Financial Statements of BOVESPA and related entities were prepared exclusively for the purposes mentioned above and will not be comparable to any future US GAAP financial statements prepared by Bovespa Holding and subsidiaries.

(c) Functional and presentation currency

The Company conducts the majority of its business in Brazilian Reais ("R$") and, therefore, has adopted the Brazilian Real as its functional and reporting currency.

(d) Constant currency restatement

Until 1997, Brazil was considered a hyperinflationary economy and, accordingly, for purposes of the accompanying financial statements, all balances and transactions prior to that date have been remeasured at December 31, 1997 price-levels.

The Company has selected to use the General Price Index-Market (IGP-M), an independent general Brazilian economic price level index calculated by the Fundação Getúlio Vargas, to account for the inflation effects.

As from January 1, 1998, the date on which we determined that Brazil was no longer a hyperinflationary economy, remeasurement of balances and transactions was discontinued.

(e) Cash and cash equivalents

Cash and cash equivalents represent cash and bank accounts and are stated at cost.

(f) Interest earning deposits with banks

Interest earning deposits with banks encompass certificate of deposits and are presented in the combined balance sheet at the principal amount outstanding plus accrued interest and monetary correction adjustments, when applicable.

(g) Securities purchased under agreements to resell

The Company invests funds in overnight reverse repurchases agreements of securities (mainly represented by government debt securities). The Company's policy is to take possession of the securities purchased under agreements to resell and are recorded at trade date at the contractual amount.

(h) Investment securities

The Company's investment securities are carried at fair value as of trade date and classified as (i) trading category with realized and unrealized gains (losses) recognized currently in earnings "Financial income, net" (Note 22) and (ii) available for sale securities category and with the unrealized gains and losses, net of taxes, reported as a component of other comprehensive income.

In thousands of reais, unless otherwise stated

Interest income on investment securities is accrued and recognized over the life of investment in the combined statement of income.

The Company regularly reviews its investments to determine whether a decline in fair value below the cost basis is other than temporary. As of June 30, 2007 and 2006 and as of December 31, 2006 and 2005, no unrealized losses were considered other-than-temporary.

(i) Derivative instruments

The company uses derivatives as part of its overall asset and liability risk management and recognizes all derivatives on the balance sheet as either assets or liabilities, at fair value, based on quoted market prices, when available. If quoted market prices are not available, fair values are based on quoted prices for instruments with similar characteristics. All of its derivatives are not designated as hedges and therefore, are recorded as trading assets or liabilities and the gain or loss is recognized in the combined statements of income as "Financial Income, net (Note 22)". The Company has not designated any derivative hedging accounting for all semesters and years presented.

Financial derivatives involve, to varying degrees, interest rate, market and credit risk. We seek to minimize counterparty credit risk by entering into transactions with only a select number of high-quality institutions. A large part of our derivatives are negotiated on the Brazilian Futures and Commodities Exchange ("BM&F"). Exchange-traded instruments conform to standard terms and are subject to policies set by the BM&F, including counterpart approval, daily margin requirements and security deposit requirements. The credit risk associated with these types of instruments is disclosed in Note 21.

(j) Property and equipment

Property and equipment is stated at cost and inflation restatement up to 1997 (Note 2(d)), less accumulated depreciation and amortization.

Depreciation of assets is determined by using the straight-line method of depreciation over the estimated useful lives of the assets, which range from 5 to 25 years. Leasehold improvements are amortized using the straight-line method over the term of the lease or the estimated useful lives of the assets. Set forth below are the estimated useful lives of the Company's assets:

	Years
Buildings and leasehold	10-25
Installations	10
Computers and equipment	5
Furniture and fixtures	10
Telecommunication equipment and system	5

The Company accounts for software development costs under AICPA Statement of Position 98-01. "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-01"), and other related guidance. The Company expenses software development costs incurred during the preliminary project stage, while it capitalizes costs incurred during the application development stage, which includes design, coding, installation and testing activities. Amortization of capitalized software development costs is computed on a straight-line basis over the software's estimated useful lives, which are generally five years.

The Company evaluates the carrying value of its property and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. These reviews to date have not indicated the need to recognize any impairment.

(k) Assets held for sale

Assets held for sale are stated at the lower of carrying amount and fair values less cost to sell, if their carrying amounts are expected to be recovered principally through a sale transaction rather than through a continuing use.

(l) Income taxes

BOVESPA is an exempt from income tax and BSP and CBLC are taxable entities for all years and semesters presented herein. However, BOVESPA is subject to withholding tax of 15% payable on the gain of their investment portfolio.

The Company records income taxes using the asset and liability method, under which current and deferred tax liabilities and assets are recorded in accordance with enacted tax laws and rates. Under this method, the amounts of deferred tax liabilities and assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

Deferred income taxes are provided for the estimated income tax effect of temporary differences between financial and tax bases in assets and liabilities. A valuation allowance to reduce deferred tax assets are established when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Brazilian taxes on income consist of federal income and social contribution taxes, the latter being a federal tax based on adjusted taxable income determined under Brazilian tax regulations. There are no taxes levied by state or local authorities on income in Brazil. For the purposes of these financial statements, we have applied SFAS 109 "Accounting for Income Taxes" for all periods presented. The effects of adjustments made to reflect the requirements of US GAAP as well as the differences between the tax basis of non-monetary assets have been recognized as temporary differences for the purpose of recording deferred income taxes.

Current and deferred income taxes are presented separately in Note 24.

(m) Revenue recognition

Trading, clearing and settlement fees are recognized immediately at the trade date and billed on a monthly basis. These transaction fees are determined as a percentage of traded amounts.

Securities lending fees are established as an annual percentage on contract value, collected at maturity and recognized on a straight-line basis over the course of the related period. The outstanding amounts are included in trade receivables from as brokerage entities in Note 7.

Annual listing fees are recognized on a straight-line basis over the course of the related period and defined as a percentage of the equity capital of listed companies disclosed at the end of prior fiscal year. Unearned balances are recorded as deferred revenue in the combined balance sheet.

Depository, custody and back-office services are recognized and charged on a monthly basis. Depository fees are defined as a fixed amount per account, and custody and back-office fees are established as a percentage of the net worth of each account.

Market data services are defined as a variable amount per terminal, recognized and collected on a monthly basis.

The remaining fees and revenues are recognized and collected on a monthly basis.

(n) Comprehensive income

The Company reports comprehensive income in accordance with SFAS 130, "Reporting Comprehensive Income", and has elected to present it in the Statement of Changes in Members' Equity and Comprehensive Income. The comprehensive income currently comprises only the net income of its operations and the unrealized gain (loss) on available for sale securities.

(o) Employee benefits and other related matters

The Company sponsors, together with some of its employees a defined contribution plan which provides pension and post-retirement benefits (Note 20). The Company also contributes to the Government Social Security, welfare and redundancy plans on behalf of its employees, and these contributions are expensed as incurred. Most of its employees are members of unions, with which the Company enters into collective-bargaining arrangements annually. The liability for future compensation for employee vacations is accrued as earned.

(p) Trade accounts receivable

Trade accounts receivable represents payments due to the Company for services rendered. An allowance is established to record receivables at a net amount equal to the net realizable value. The allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb probable losses in the Company's accounts receivable and is assessed periodically by management. Increases in the allowance for doubtful accounts are charged against income and the allowance is decreased by the amount of write-offs, net of recoveries.

(q) Marketing and advertising

Marketing and advertising costs represents advertising expenses and promotional items. Such costs are expensed as incurred.

(r) Earnings per share

As stated in Note 2(b), the financial statements of the Company are presented on a combined basis. Since the membership certificates of Bovespa and shares of CBLC are not equivalent, management understands that information on earnings per share would not provide meaningful data and therefore this data has not been provided in these financial statements.

In thousands of reais, unless otherwise stated

(s) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities and the reported amounts of revenues and expenses. Estimates are used for, but not limited to: accounting for allowance for doubtful accounts, selection of depreciable lives of assets, asset impairments, tax valuation allowances, contingencies and other similar evaluations. Actual results could differ from those estimates.

3 Recent Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") recently issued a number of Statements of Financial Accounting Standards and interpretations. Management is currently evaluating the potential impact on the financial position, results of operations and cash flows of the Company.

(a) In September 2006, the FASB issued SFAS no. 157, "Fair Value Measurements". SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements, methods and assumptions and the effect of their fair value measures on earnings.

This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007.

(b) In September 2006, the FASB issued SFAS No, 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements no. 87, 88, 106, and 132(R)".

SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.

In thousands of reais, unless otherwise stated

An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. The Company does not maintain defined benefit pension.

(c) In June 2006, the FASB issued FASB Interpretation no. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an interpretation of FAS 109". This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No, 109, "Accounting for Income Taxes".

This Interpretation prescribes a "more-likely-than-not" recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition rules.

The Interpretation is effective for fiscal years beginning after December 15, 2006. Earlier application is encouraged if the enterprise has not yet issued financial statements, including interim financial statements, in the period this Interpretation is adopted.

4 Securities Investor Guarantee Fund

The Conselho Monetário Nacional (CMN), National Monetary Council, is the regulatory agency of the Brazilian financial system responsible for establishing currency and credit policies, promoting economic and social development, as well as supervising the operation of the financial system in Brazil.

As required by CMN Resolution no. 2690, January 28, 2000, BOVESPA maintains an escrow fund, Fundo de Garantia da Bolsa de Valores de São Paulo (the "Securities investor guarantee fund" or the "Fund") which use is restricted to provide indemnification to investors (the brokerage entities clients) seeking reimbursement for losses and damages incurred in connection with inappropriate or fraudulent trading on behalf of the brokerage entities as well as with inappropriate or fraudulent use of investors' securities or funds. Indemnification requests are analyzed by the Fund Committee, which determines whether the claimed reimbursement is due and the amount to be paid. All decisions made by the Committee are subjected to CVM for approval.

In thousands of reais, unless otherwise stated

The Fund is created with the contributions of BOVESPA members, as defined in the CMN Resolution, and is not a legal entity but a pool of assets (investments) segregated by BOVESPA from its own assets and separately managed. The Fund is required to be managed by a committee formed by one representative of BOVESPA, one representative of the brokerage entities and one representative of the investors.

According to CMN Resolution no. 2690, January 28, 2000, indemnifications paid by the Fund are limited to its net assets balance. At June 30, 2007, the net assets balance of the Fund amounted to R$ 122,764 (June 30, 2006 - R$ 101,287) and at December 31, 2006 - R$ 110,375 (December 31, 2005 - R$ 91,296). BOVESPA is not required in any case to make indemnification payments on behalf of the Fund in excess of the Fund's net assets.

In addition, amounts paid by the Fund on behalf of a brokerage entity must be reimbursed by that brokerage entity in order to avoid trading suspensions and other related penalties.

According to the aforementioned CMN Resolution, results obtained from the Fund's investments are incorporated into the net assets of the Fund. If the Fund is extinguished, any remaining balance should be proportionately distributed to the BOVESPA members based on their relative ownership interest.

In accordance with current regulations, BOVESPA is remunerated for the activities regarding the management of the Fund, which is calculated at the rate of 0.5% per month on its net assets. For the semester ended June 30, 2007, this remuneration amounted to R$ 3,457 (semester ended June 30, 2006 - R$ 2,864) and for the year ended December 31, 2006 - R$ 6,013 (year ended December 31, 2005 - R$ 4,917) and is recorded in "other revenues" in the combined statement of income.

For purposes of the combined financial statements, the pool of assets of the Fund is presented as part of BOVESPA's assets (identified as restricted in each relevant footnote), and, a liability to the BOVESPA members is recognized at the same amount. Gains and losses determined with respect to the Fund recorded directly to those assets and liabilities and do not impact the combined statement of income.

The total net assets of the fund presented on the combined financial statements are summarized as follows:

In thousands of reais, unless otherwise stated

	June 30		December 31	
	2007	**2006**	**2006**	**2005**
Banks	44	7	2	8
Trading investments securities	118,687	98,170	106,783	85,405
Accounts receivable	4,191	3,266	3,744	6,080
Accounts payable	(158)	(156)	(154)	(197)
Net assets	122,764	101,287	110,375	91,296

For the semester ended June 30, 2007, the Fund surplus totaled the amount of R$ 12,389 (semester ended June 30, 2006 - R$ 9,991) and R$ 19,079 for the year ended December 31, 2006 (year ended December 31, 2005 - R$ 16,171). These surpluses were incorporated into the net assets of the Fund and do not have impact over the combined statements of income of the Company.

5 CBLC - Settlement and Special Equity Funds

Considering its clearing, settlement and central counterparty roles, in April 2002, following the deliberations of the Shareholders' Meeting held on September 27, 2001, CBLC created a specific fund (the "Settlement Fund") in order to cover eventual losses that may arise from a default on the settlement process and to provide liquidity to such process. CBLC voluntarily allocates part of its assets to a specific portfolio of investments that can only be used, to cover defaults or mismatches in connection with the transactions clearing and settlement process.

The Settlement Fund was solely constituted by CBLC's voluntary allocation of assets. This voluntary allocation of assets represented the minimum amount of the Settlement Fund, and additional requirements should be supported by CBLC's clearing members.

In addition, CBLC also created another fund (the "Special Equity Fund") in April 2002, in order to comply with Circular no. 3,057, a regulation issued by the Banco Central do Brasil - Brazilian Central Bank ("BACEN") on August 31, 2001, to provide additional loss coverage and liquidity to the settlement process. Consistently with the voluntary creation of the Settlement Fund, part of CBLC's assets are allocated to a specific portfolio of investment and can only be used, to cover defaults or mismatches in connection with the transactions clearing and settlement process.

In thousands of reais, unless otherwise stated

The Settlement Fund as of June 30, 2007 amounted to R$ 270,228 (June 30, 2006 - R$ 239,170) and as of December 31, 2006 amounted to R$ 255,051 (December 31, 2005 - R$ 222,270). The Special Equity Fund as of June 30, 2007 amounted to R$ 25,072 (June 30, 2006 - R$ 21,605) and as of December 31, 2006 amounted to R$ 23,330 (December 31, 2005 - R$ 20,025). These funds were invested mainly in Brazilian Treasury Bills and Securities Purchased under Agreements to Resell and Corporate bonds, and presented as part of the Company's assets in these financial statements, and any interest or gain received or loss incurred on invested securities accrues to the Company.

CBLC has no other legal obligations with respect to the assets allocated to the Settlement and Special Equity Funds.

In addition, CBLC has outstanding lines of credit totaling approximately R$ 1,055,000 as of June 30, 2007 (R$ 695,000 in 2006) and R$ 695,000 as of December 31, 2006 (R$ 1,625,000 in 2005), to be used if and when necessary to provide liquidity to its clearing and settlement activities. There were no credit line balances used on the date of the financial statements.

6 Investment Securities, at Fair Value

(a) Trading investment securities

Trading assets, are presented in the following table:

	June 30		December 31	
	2007	2006	2006	2005
Government debt securities	4,153	6,181	3,896	6,848
Mutual funds	1,235,632	795,208	959,514	707,653
Shares	60	1,988	1,988	3,183
	1,239,845	803,377	965,398	717,684

Trading assets include at June 30, 2007, R$ 118,687 (June 30, 2006 - R$ 98,170) and at December 31, 2006, R$ 106,783 (December 31, 2005 - R$ 85,405) relating to the Securities investor guarantee fund (Note 4).

In thousands of reais, unless otherwise stated

(b) Available for sale securities

The amortized cost and fair value of securities available for sale were as follows:

	June 30, 2007			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Government debt securities (*)	279,983	1,536	(18)	281,501
Corporate debt securities	8,192			8,192
	288,175	1,536	(18)	289,693

	June 30, 2006			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Government debt securities (*)	235,317	277	(295)	235,299
Corporate debt securities	7,674			7,674
	242,991	277	(295)	242,973

	December 31, 2006			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Government debt securities (*)	243,917	1,421		245,338
Corporate debt securities	7,540			7,540
	251,455	1,421		252,876

	December 31, 2005			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Government debt securities (*)	214,668	413	(52)	215,029
Corporate debt securities	7,254			7,254
	221,922	413	(52)	222,283

In thousands of reals, unless otherwise stated

(*) Includes at June 30, 2007, R$ 30,516 (June 30, 2006 - R$ 24,811) and at December 31, 2006, R$ 27,686 (December 31, 2005 - R$ 20,604) pledged to margin guarantees, related to the Brazilian Futures end Commodities Exchange ("BM&F").

Available-for-sale securities include at June 30, 2007, R$ 295,300 (June 30, 2006 - R$ 260,775) and at December 31, 2006, R$ 278,381 (December 31, 2005 - R$ 242,295) as CBLC Settlement and special equity funds (Note 5).

The company does not have unrealized losses of its securities available for sale for more than one year or longer at June 30, 2007 end June 30, 2006 and at December 31, 2006 and 2005.

The Company has evaluated the unrealized losses of its securities available for sale at June 30, 2007 and June 30, 2006 and at December 31, 2006 and 2005, and determined there were no other-than-temporary losses.

At June 30, 2007 and June 30, 2006 and at December 31, 2005 and 2006 there were no securities of a single issuer or related group of companies whose fair value exceeded 10% of the members' equity.

Gross gains and losses realized on the sales of securities available for sale for were as follows:

	June 30		December 31	
	2007	**2006**	**2006**	**2005**
Gains	78	15	22	74
Losses	(396)	(657)	(732)	(331)
	(318)	(642)	(710)	(257)

The amortized cost and fair value of available for sale securities, by contractual maturity, were as follows:

In thousands of reais, unless otherwise stated

	As of June 30			
	2007		2006	
	Amortized cost	Fair value	Amortized cost	Fair value
Due in one year or less	107,841	103,937	153,872	154,038
Due after one year through five years	180,294	185,756	89,119	88,935
	288,175	289,693	242,991	242,973

	As of December 31			
	2006		2005	
	Amortized cost	Fair value	Amortized cost	Fair value
Due in one year or less	113,417	109,825	155,647	155,810
Due after one year through five years	138,038	143,051	66,275	66,473
	251,455	252,876	221,922	222,283

7 Trade Accounts Receivable, Net

	June 30		December 31	
	2007	2006	2006	2005
Brokerage entities	101,505	57,080	59,035	37,183
Contributions from members	2,046	1,057	1,242	3,871
Annual listing fees	6,202	5,259	1,103	748
Allowance for doubtful accounts	(1,450)	(867)	(1,103)	(748)
	108,303	62,529	60,277	41,054

The amounts receivable from brokerage entities comprise mainly: (i) trading fees on transactions performed, usually received by BOVESPA over an average term of 45 days, and (ii) clearing, settlement, recording and custody fees, usually received by CBLC over an average term of 15 days.

In thousands of reais, unless otherwise stated

The balance of contributions receivable from members comprises amounts to be transferred to the Fund.

The balance of annual listing fees comprises the amounts charged by BOVESPA for listed companies to have their shares traded in the stock market. The fees are calculated based on the capital of each company and received in up to four quarterly installments. The installments received in advance are recorded in current liabilities as "deferred revenue" and appropriated to earning on a straight-line basis over the course of the related period.

The amounts of allowance for doubtful accounts refer mainly to amounts of annual listing fees receivable from bankrupt companies or companies in the process of liquidation.

8 Accounts Receivable

	June 30		December 31	
	2007	2006	2006	2005
Accounts receivable of Security investor guarantee fund	2,575	2,410	2,703	2,410
Allowance for doubtful accounts	(430)	(201)	(201)	(201)
	2,145	2,209	2,502	2,209

Amounts paid by the Fund to the brokerage entities clients. Such amounts will be reimbursed to the Fund by the brokerage entities.

9 Assets Held for Sale

Assets held for sale relate mainly to properties acquired from other Stock Exchange, as result of an integration process of the Brazilians Stock Exchange which occurred prior 2004 and to properties received as payments in kind.

The outstanding amount relates to a specific property that was under negotiation. During 2007 the Company reverted the allowance recorded in previous years/periods in the amount of R$ 3,361 in connection with the final sale agreement of the property.

In thousands of reais, unless otherwise stated

10 Recoverable Taxes

This balance consists substantially of prepaid or withholding tax to be offset against future taxable income. These balances are only offset against the related provision for income taxes by the year end.

Prepayments of income tax and social contribution for the first half of 2007 totaled R$ 15,915 (1H06 - R$ 10,388) and for the year R$ 25,190 (2005 - R$ 14,398) determined based on income for the half-year and year, respectively.

In 2006, income tax and social contribution for the year were offset by these payments in the amount of R$ 14,983 (2005 - R$ 8,987).

11 Judicial Deposits

	June 30		December 31	
	2007	2006	2006	2005
Disputes involving taxes				
Finsocial tax on revenues	2,856	2,802	2,831	2,775
Social contribution on income	348	342	345	338
PIS and COFINS taxes on revenues	1,374	1,075	1,239	970
Labor-related	480	164	183	155
Other	163	4	6	5
	5,221	4,387	4,604	4,243

The judicial deposits represent escrow deposits made under court instructions with respect to tax-related lawsuits initiated by the Company. These deposits are presented at original amounts plus inflation restatement according to local legislation and are presented as follows:

. Judicial deposits of FINSOCIAL tax relate to the payments of such tax, which include the percentage of 0.5% in its calculation, for the period from May 1990 to March 1992. From this period, and based on the opinion of the Company legal advisors, these payments have not been performed and no related provision has been recorded.

In thousands of reals, unless otherwise stated

. Judicial deposits of Social Contribution tax relate to the payments of such tax for the fiscal year ended 1989. From fiscal year of 1990, based on the Declaratory Act no. 17, November 30, 1990, the not-for-profit entities are not subject of such tax.

. Judicial deposits of PIS and COFINS taxes relate to the payment of such taxes performed by CBLC based on the percentages of 1.65% and 7.6%, respectively, over financial income for the months of June and July 2004 and over non-operating revenue for the period from June 2004 and June 2007.

Provisions for contingencies have been established to cover estimated probable losses on the lawsuits related to these deposits (Note 18).

12 Property and Equipment, Net

	June 30		December 31	
	2007	2006	2006	2005
Land	25,252	25,859	25,252	25,252
Buildings and leasehold improvements	87,047	81,594	86,054	80,117
Installations	17,219	13,831	16,887	13,616
Computers and related equipment	90,815	74,181	75,595	70,107
Furniture and fixtures	15,600	13,307	15,610	13,243
Telecommunication equipment and systems	19,829	21,168	20,013	21,437
Software, including software development costs	44,858	42,260	44,905	40,324
Construction in progress	2,928	12,184	3,042	4,403
Other	8,972	8,125	8,958	7,588
	312,520	292,509	296,316	276,087
Less: accumulated depreciation and amortization	(163,457)	(153,261)	(156,248)	(144,841)
	149,063	139,248	140,068	131,246

Items under capital lease, mainly comprised of computers and related equipment recorded above, amounted to R$ 19,442 as of June 30, 2007 (R$ 9,852 as of June 30, 2006) and R$ 8,438 as of December 31, 2006 (R$ 10,409 as of December 31, 2005).

The Company did not capitalize software development costs for the semester ended June 30, 2007 and capitalized R$ 279 for the semester ended June 30, 2006. Also, for the year December 31, 2006, there was no additional capitalization of software development and R$ 827 for the year ended December 31, 2005.

In thousands of reais, unless otherwise stated

13 Margin Deposits

In order to guarantee the settlement of operations carried out in the cash, derivatives (forwards, futures and options) and securities lending markets, clearing members, brokerage houses and investors are required to post guarantees with CBLC on their own behalf or on behalf of the clients of the brokerage houses for which they provide clearing services.

These guarantees are established as to be highly liquid and low risk assets, such as cash, treasury bills and bonds, shares of listed companies, certificates of deposit, corporate bonds, commercial papers, gold certificates and letters of guarantee.

Clearing members and brokerage houses are co-responsible for the settlement of the transactions of investors for whom they provide clearing and trading services. In consequence, CBLC maintains individual accounts and records in order to segregate individual obligations and respective guarantees, which can be executed only in connection with the default of the corresponding investor.

Except for cash margins, securities pledged and other financial guarantees posted by investors and clearing members are off-balance sheet items, and CBLC is not entitled to the benefits provided by them. Cash margin deposits that the Company holds may be invested, and any interest or gain received or loss incurred on such invested fund accrues to the Company.

Cash margins amounted to R$ 279,117 on June 30, 2007 (R$ 54,892 on June 30, 2006) and amounted to R$ 145,620 on December 31, 2006 (R$ 56,741 on December 31, 2005). Those amounts include guarantees deposited R$ 2,423 on June 30, 2006 and R$ 215 on December 31, 2006 (R$ 11,728 on December 31, 2005) by investors interested in participating in electric power auctions.

Total guarantees, other than cash margins, provided by the clearing members, brokerage houses and investors are recorded as an off-balance sheet items were summarized below:

	June 30		December 31	
	2007	2006	2006	2005
Shares	11,114,665	7,137,925	9,817,223	6,581,388
Brazilian debt securities	19,332,307	7,375,667	7,434,051	6,376,738
Other financial guarantees	2,742,742	1,439,860	1,832,513	714,810
	33,189,714	15,953,452	19,083,787	13,672,936

In thousands of reais, unless otherwise stated

These assets do not represent assets of CBLC and are not included as part of the combined balance sheets.

14 Payroll and Related Liabilities

	June 30		December 31	
	2007	**2006**	**2006**	**2005**
Provision for vacation pay and social charges	11,166	8,738	9,106	7,635
Social charges and other provisions	2,402	2,007	2,200	1,801
	13,568	10,745	11,306	9,436

15 Taxes Payable

	June 30		December 31	
	2007	**2006**	**2006**	**2005**
PIS and COFINS Taxes	7,348	5,072	5,752	4,527
Provision for income tax on investment securities	1,570	1,190	1,327	1,694
Withholding income tax on third	3,770	2,771	2,335	2,090
Withholding CSL/PIS/COFINS/ISS on third	957	591	772	497
	13,645	9,624	10,186	8,808

The Company is disputing in the courts tax liabilities related to PIS and COFINS, which are fully recorded as a provision. The provisions are recorded as follows: (i) COFINS at the rate of 7.6% on non-operating income and at the rate of 4.6% (rate difference above 3.0%) on operating income not related to BOVESPA's main activity and (ii) PIS and COFINS calculated at the rate of 1.65% and 7.6%, respectively, on financial income for June and July 2004 and on non-operating income for the period from June 2004 to June 2007 of CBLC, the amounts of which are being deposited in the courts.

In thousands of reais, unless otherwise stated

16 Payable to Members Due to Purchase of Membership Certificates

Amounts maintained temporarily by Bovespa in order to settle eventual contingencies or claims of investors against Securities Investor Guarantee Fund, originating from membership certificates repurchased from brokerage houses or sold by brokerage houses to other parties.

17 Earnings on Securities under Custody

Rights on securities under custody are comprised of dividends and interest on capital received by CBLC on behalf of investors (securities owners) in the period during which the securities were under the custody of CBLC. These rights are further transferred to custody agents and subsequently to their clients, who are the owners of the shares and therefore the ones entitled to these rights.

18 Commitments and Contingencies

The Company is party of certain legal proceedings in Brazil arising in the normal course of business, and has made provisions when it believes that it can reasonably estimate probable losses. In connection with some of these proceedings, it has made deposits (Note 11) which will only be released upon a judgment in its favor. The amounts of such provisions for tax and other litigation is as follows:

	June 30		December 31	
	2007	**2006**	**2006**	**2005**
Civil-related	3,052	5,034	5,034	2,609
Tax-related		641	647	634
Labor-related	733	81	81	81
	3,785	5,756	5,762	3,324

The changes in the provision for contingencies were as follows:

In thousands of reals, unless otherwise stated

	June 30		December 31	
	2007	2006	2006	2005
At beginning of the semester/year	5,762	3,324	3,324	3,379
Provisions	645	3,006	3,012	3,754
Reversals of provisions no longer required	(641)			(681)
Amounts paid to settle litigation	(1,981)	(574)	(574)	(3,128)
At end of the semester/year	3,785	5,756	5,762	3,324

(a) Civil-related

The amounts related to civil lawsuits refer to lawsuits filed against BOVESPA, for which, based on the opinion of legal advisors, a provision for probable losses has been recorded.

(b) Tax-related

The Bovespa filed a lawsuit challenging the payment of FINSOCIAL and Social Contribution taxes since it is a not-for-profit entity and should not be subject to such taxes.

(c) Possible losses

The Company is party to a number of other legal proceedings in the normal course of its business involving possible risk of loss, in addition to the lawsuits and administrative proceedings discussed above.

Management does not believe that such legal proceedings will, individually or in the aggregate, have a material adverse affect on its business operating income or financial condition, and therefore, no provisions have been recorded based on management's assessment of the probability of loss.

These possible losses are as follows:

In thousands of reais, unless otherwise stated

	June 30		December 31	
	2007	2006	2006	2005
Civil-related	1,300	1,178	1,282	1,112
Tax-related	71,243	67,286	67,286	67,286
Labor-related	406	406	406	132
	72,949	68,870	69,974	68,530

(d) Commitments

Letters of Guarantees Issued

BOVESPA, as set forth in its by-laws, pledges guarantees for the operations of the settlement cycle of its brokerage entities by issuing Letters of Guarantee in favor of CBLC or other Clearing Members.

The letters of guarantee are supported by the BOVESPA membership certificates owned by the member brokerage firm that benefits from the guarantee. No provision is required to be recorded as of June 30, 2007 and 2006 and as of December 31, 2006 and 2005.

At June 30, 2007, the letters of guarantee issued totaled R$ 218,539 (R$ 170,072 at June 30, 2006), of which R$ 139,215 (R$ 111,000 at June 30, 2006) refers to CBLC and R$ 79,324 (R$ 59,072 at June 30, 2006) to Clearance Members, all arising from operations carried out by member brokerage entities.

At December 31, 2006, the letters of guarantee issued totaled R$ 192,741 (R$ 156,448 at December 31, 2005), of which R$ 125,200 (R$ 111,970 at December 31, 2005) refers to CBLC and R$ 67,541 (R$ 44,478 at December 31, 2005) to Clearance Members, all arising from operations carried out by member brokerage entities.

19 Members' Equity

(a) BOVESPA

At June 30, 2007, members' equity comprises 758 membership certificates (758 membership certificates at June 30, 2006) and 5 membership certificates held in treasury (5 membership certificates at June 30, 2006).

In thousands of reals, unless otherwise stated

Additionally, at December 31, 2006, members' equity comprises 758 membership certificates (763 membership certificates at December 31, 2005) and 5 membership certificates held in treasury (31 membership certificates at December 31, 2005).

In accordance with BOVESPA by-laws, there is a first lien on membership certificates to guarantee the debts.

No other reserves or dividends are required to be recorded by BOVESPA based on its annual net income.

(b) CBLC

(i) Capital

At June 30, 2007, the capital comprises 81,502 shares (81,502 shares at June 30, 2006) with no par value, of which 81,501 are common nominative shares (81,501 common nominative shares at June 30, 2006), and one in a preferred Golden Share held by BOVESPA. At December 31, 2006 the capital comprises 81,502 shares (81,502 shares at December 31, 2005), with no par value, of which 81,501 are common nominative shares (81,501 common nominative shares at December 31, 2005), and one is a preferred Golden Share held by BOVESPA.

The holder of the Golden Share is entitled to: (a) appoint two representatives and one alternate to the Board of Directors of CBLC; (b) approve, by separate vote, changes in the company's name, head office, objectives or investments in other companies, whenever the by-laws require amendments, in the event of liquidation, combination or merger, change of rights and duties of clearing members and extinguishment or changes in any rights attributed to the Golden Share; and (c) priority in the repayment of capital, without premiums.

(ii) Legal reserve

In accordance with the Brazilian Corporate Law, CBLC is required to make annual appropriations to certain reserves ("Appropriated retained earnings"). This comprises 5% of the net income in its statutory accounts, which must be transferred to a legal reserve until such reserve reaches 20% of its shareholders' capital. The legal reserve cannot be used to distribute dividends to shareholders.

In thousands of reais, unless otherwise stated

(iii) Dividends

CBLC's by-laws require the payment of minimum dividends to its shareholders of 25% of its annual net distributable income, as measured in accordance with Brazilian Corporate Law.

(iv) Interest on capital

Brazilian companies are permitted to pay limited amounts of interest attributable to shareholders' capital, computed based on the Long-Term Interest Rate ("TJLP"), and to treat such payments as an expense for Brazilian income tax purposes.

This notional interest distribution is treated for US GAAP purposes as a deduction from shareholders' equity in a manner similar to a dividend. Interest attributable to capital is treated as a dividend for purposes of the mandatory dividend payable. A 15% income tax is withheld upon credit of the interest.

20 Retirement Benefits

The Company and some of its employees make contributions to the "Multisponsored Pension Plan for Financial and Capital Market Institutions" (Mercaprev), whose purpose is to supplement the retirement pension of its participants. The plan is a defined contribution plan. The Company contributes 2.9% of the payroll of participants, whereas the participants contribute at least 2.9% of their salaries.

For the semester ended June 30, 2007, the Company's contributions amounted to R$ 706 (R$ 544 for the semester ended June 30, 2006).

For the year ended December 31, 2006, the Company's contributions amounted to R$ 1,260 (R$ 1,062 for the year ended December 31, 2005).

Additionally, contributions made by the Company to the Government Social Security for the semester ended June 30, 2007 amounted to R$ 7,304 (June 30, 2006 - R$ 5,649) and for the year ended December 31, 2006 amounted to R$ 13,192 (December 31, 2005 - R$ 10,589).

21 Related Parties

Balances and transactions with related parties are as follows:

In thousands of reais, unless otherwise stated

	Nature and business purpose of transactions	June 30 2007	June 30 2006	December 31 2006	December 31 2005
Cash, cash equivalents and trading investment securities and available for sale securities	Surplus cash funds invested with or administered by financial institutions that are members of the Company	1,673,790	1,098,883	1,315,783	970,315
Accounts receivable	Amounts receivable, related to contributions to be paid to securities investor guarantee fund, from member brokerage firms	2,382	2,022	2,172	4,873

Income and expenses from transactions with related parties were as follows:

	Nature and business purpose of transactions	Semester ended June 30 2007	Semester ended June 30 2006	Year ended December 31 2006	Year ended December 31 2005
Operating revenue	Revenue on data processing, software licensing, telecom services and remuneration on management of securities investor guarantee fund	6,108	6,530	13,377	12,984
Technology improvement program	Member's technology development program	(7,146)	(6,822)	(14,299)	(13,600)
Financial income	Financial income from investments in securities	70,149	65,343	130,724	131,075

22 Financial Income and Expenses

	Semester ended June 30 2007	Semester ended June 30 2006	Year ended December 31 2006	Year ended December 31 2005
Financial income				
Interest on securities purchased under agreements to resell	3,945	2,827	6,947	7,724
Interest on deposit in other banks	1,243	1,898	3,786	3,864
Trading income, net	53,572	49,879	94,437	96,687
Available for sale securities, net	16,750	14,757	32,203	29,876
Other financial revenues	1,036	581	1,218	1,935
	76,546	69,942	138,591	140,086

In thousands of reais, unless otherwise stated

	Semester ended June 30		Year ended December 31	
	2007	2006	2006	2005
Financial expenses				
Withholding tax on financial investments	7,510	6,870	13,636	14,551
Foreign exchange losses	1,099	802	797	1,487
Interest expenses on borrowings	1,065	1,009	1,914	2,371
Other financial expenses	787	614	1,247	1,218
	10,461	9,295	17,594	19,627
Net financial income	66,085	60,647	120,997	120,459

23 Non-operating Income

	Semesters ended June 30		Years ended December 31	
	2007	2006	2006	2005
Income from rent	1,547	1,334	3,176	2,677
Adjustments on the provisions for assets held for sale	3,361			
PIS and COFINS - non operating revenues	(151)	(122)	(312)	(273)
Profit/loss on disposals of fixed assets	(45)	41	(82)	(928)
Other non-operating revenues and expenses	(16)	(88)	(253)	(607)
	4,696	1,165	2,529	869

24 Income Taxes

Income taxes in Brazil include federal income tax (25%) and social contribution (9%). The composite tax rate on adjusted taxable income regarding BSP and CBLC is 34%. BOVESPA is a tax-exempt entity.

(a) Income tax analysis

The statutory rate applied to income before taxes is reconciled to income tax expense as follows:

	Semester ended June 30		Year ended December 31	
	2007	2006	2006	2005
Income before income taxes	281,614	163,003	312,157	207,988
Tax expense at statutory rate	(95,749)	(55,421)	(106,133)	(70,716)

In thousands of reais, unless otherwise stated

	Semester ended June 30		Year ended December 31	
	2007	2006	2006	2005
Tax-exempt income	55,844	32,164	61,557	41,786
Interest paid on own capital	3,474	3,452	6,926	6,713
Other permanent/temporary differences	(352)	126	192	(223)
Income tax expense	(36,783)	(19,679)	(37,458)	(22,440)

(b) Analysis of deferred income tax balances

CBLC and BSP recognize deferred tax assets and liabilities based on the temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Also, they evaluate the need to establish a valuation allowance against all or a

significant portion of their deferred tax assets, which would result in an increase in the effective tax rate.

Deferred tax asset and liability balances consisted of the following:

	June 30		December 31	
	2007	2006	2006	2005
Current deferred income tax asset arising from				
Allowance for assets held for sale		1,142	1,142	1,142
Allowance for doubtful receivables arising from lawsuits	1,364	1,364	1,364	1,364
Current deferred income tax assets	1,364	2,506	2,506	2,506
Non-current deferred income tax liability arising from temporary differences, mainly to depreciation of properties and equipment	147	245	198	141
	147	245	198	141

In 2004, BSP recorded a non-operating loss of R$ 13,889 and recognized the respective deferred income tax and social contribution asset of R$ 4,722. A full valuation allowance has been recorded at that time until now. The mentioned valuation allowance will be reversed when BSP record any future non-operating income.

In thousands of reals, unless otherwise stated

25 Borrowings

Long term borrowings represent commitments under capital lease arrangements in respect to computer and related equipment accounted for as financed purchase of assets, bearing an annual average interest rate of 11.57% at June 30, 2007 (17.43% at June 30, 2006) and of 17.43% at December 31, 2006 (17.74% at December 31, 2005) and original maturity until 2009.

The minimum rental commitments under capital leases at June 30, 2007 were as follows:

Year	Amount
2007	4,031
2008	4,538
2009	4,384
2010	1,090

26 Financial Instruments

Financial instruments are stated in the balance sheets at their original amounts, plus accrued earnings and, when applicable, net of provisions, and approximate market value. The carrying amounts and fair values of its financial instruments were as follows:

	June 30				December 31			
	2007		2006		2006		2005	
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	3,975	3,975	3,002	3,002	2,059	2,059	2,004	2,004
Interest bearing deposits with banks	71,638	71,638	29,349	29,349	57,493	57,493	26,201	26,201
Securities purchased under agreements to resell	101,931	101,931	50,517	50,517	69,373	69,373	30,844	30,844
Trading investment securities	1,239,845	1,239,845	803,377	803,377	965,398	965,398	717,684	717,684

In thousands of reais, unless otherwise stated

	June 30				December 31			
	2007		2006		2006		2005	
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Available for sale securities	289,693	289,693	242,973	242,973	252,876	252,876	222,283	222,283
Trade accounts receivable	108,303	108,303	62,529	62,529	60,277	60,277	41,054	41,054
Borrowings	14,043	14,043	6,985	6,985	4,626	4,626	8,441	8,441

Derivatives

The Company uses derivatives, such as futures as part of its overall asset and liability risk management. All these transactions are recorded at fair value as either assets or liabilities and are as non-hedging transactions.

The nominal value of the future contracts totals R$ 98,493 at June 30, 2007 (R$ 42,763 in 2006) and R$ 103,894 at December 31, 2006 (R$ 17,558 in 2005) and the respective fair value are R$ 6 at June 30, 2007 and R$ 53 at June 30, 2006 that are negative are recorded as liabilities in the balance sheet. At December 31, 2006 and 2005, there were no outstanding amounts to be settled.

The Company does not have credit risk related to the derivative positions at June 30, 2007 and 2006, and at December 31, 2006 and 2005.

27 Segment Information

According to SFAS 131, "Disclosures about Segment of an Enterprise and Related Information", the Company is required to report certain information about operating segments in its financial statements in order to reflect the way management operates its businesses. Thus, the Company reports its revenues and assets under two reportable segments: BOVESPA and CBLC. The Company's segments are managed and operated as two business units and organized based on services provided to customers.

Additionally, the amount of each segment item is presented below is reported in the functional and reporting currency, Brazilian Reais ("R$"), as presented in the primary financial statements of the Company prepared in accordance with BR GAAP which are used by it in its decision making process.

In thousands of reals, unless otherwise stated

BOVESPA represents primarily the fees earned from a market organizer for trading financial instruments and securities listing, trading, market data and information technology products and services. The fees earned by BSP are also included in this segment.

CBLC represents primarily fees earned from depository services and clearing and settlement of securities.

	Semester ended June 30, 2007				Semester ended June 30, 2006			
	BOVESPA	CBLC	Adjustment of Intersegment Results/ US GAAP Adjustments	Combined balances	BOVESPA	CBLC	Adjustment of Intersegment Results/ US GAAP Adjustments	Combined balances
Revenues								
Trading fees	195,630			195,630	122,914			122,914
Clearing and settlement fees		107,547		107,547		63,802		63,802
Securities lending		19,474		19,474		9,307		9,307
Annual listing fees	9,994			9,994	8,592			8,592
Depository, custody and back-office services		12,174		12,174		9,396		9,396
Market data	5,221			5,221	4,109			4,109
Data processing, software licensing Telecom services fees	2,692			2,692	3,801			3,801
Other revenues	7,795	37		7,832	4,637	420		5,057
	221,332	139,232		360,564	144,053	82,925		226,978
Net income for the reportable segment	179,488	79,981	(14,638)	244,831	104,137	47,381	(8,194)	143,324
Total asset for the reportable segment	1,399,528	801,959	(185,044)	2,016,443	1,074,191	450,524	(151,447)	1,373,268

	December 31, 2006				December 31, 2005			
	BOVESPA	CBLC	Adjustment of Intersegment Results/ US GAAP Adjustments	Combined balances	BOVESPA	CBLC	Adjustment of Intersegment Results/ US GAAP Adjustments	Combined balances
Revenues								
Trading fees	243,364			243,364	164,396			164,396
Clearing and settlement fees		127,785		127,785		87,916		87,916
Securities lending		17,749		17,749		10,806		10,806
Annual listing fees	18,747			18,747	16,713			16,713
Depository, custody and back-office services		20,000		20,000		13,401		13,401
Market data	9,005			9,005	8,141			8,141
Data processing, software licensing Telecom services fees	7,546			7,546	8,281			8,281
Other revenues	11,621	424		12,045	7,028	76		7,104
	290,283	165,958		456,241	204,559	112,199		316,758
Net income for the reportable segment	199,758	82,434	(17,493)	274,699	131,733	65,981	(12,166)	185,548
Total asset for the reportable segment	1,179,801	564,199	(169,724)	1,574,276	941,275	393,616	(133,710)	1,201,181

28 Subsequent Events

On August 28, 2007, Bolsa de Valores de São Paulo and Companhia Brasileira de Liquidação e Custódia completed their demutualization process, culminating in several corporate reorganization actions involving BOVESPA, CBLC and the newly formed controlling shareholder, Bovespa Holding. As a result of these actions, BOVESPA and CBLC became wholly-owned subsidiaries of Bovespa Holding through exchanges of shares and membership certificates.

If Bovespa Holding presents US GAAP financial statements in the future, those financial statements will need to reflect the impacts of these restructuring actions, including consideration of a new basis of accounting and fair value adjustment for the acquisition of the 80.3% interest in CBLC that had not previously been controlled by BOVESPA. Consequently, the Combined Financial Statements of BOVESPA and related entities were prepared exclusively for the purposes mentioned in Note 2 and will not be comparable to any future US GAAP financial statements prepared by Bovespa Holding and subsidiaries.

Bovespa Holding intends to request registration with the Brazilian Securities Commission (CVM) and offer its shares to the public in Brazil in accordance with CVM Instruction no. 400/03 and also outside Brazil under the exemptions from registration described in Rule 144A and Regulation S of the U.S. Securities Act of 1933.

* * *

DOC. 06 – Combined Financial Statements at June 30, 2007 and 2006 and at December 31, 2006, 2005 and 2004, and Report of Independent Auditors – Brazilian GAAP

(A free translation of the original in Portuguese)

Bolsa de Valores de São Paulo and Related Entities

Combined Financial Statements at June 30, 2007 and 2006 and at December 31, 2006, 2005 and 2004 and Report of Independent Auditors

(A free translation of the original in Portuguese)

Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1400
Torre Torino
Caixa Postal 61005
05001-903 São Paulo, SP - Brasil
Telefone (11) 3674-2000
www.pwc.com/br

(A free translation of the original in Portuguese)

Report of Independent Auditors

To the Board of Directors
Bolsa de Valores de São Paulo

1 We have audited the accompanying combined balance sheets of Bolsa de Valores de São Paulo (BOVESPA) and related entities as of June 30, 2007 and 2006, and as of December 31, 2006 and 2005 and the related combined statements of income, of changes in members' equity and of changes in financial position for the six-month periods ended June 30, 2007 and 2006 and the years ended December 31, 2006 and 2005. These financial statements are the responsibility of BOVESPA's management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audits to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of BOVESPA and related entities, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 In our opinion, the combined financial statements audited by us present fairly, in all material respects, the financial position of Bolsa de Valores de São Paulo and related entities at June 30, 2007 and 2006 and at December 31, 2006 and 2005 and the combined results of their operations, the changes in combined members' equity and the combined changes in their financial position for the six-month periods ended June 30, 2007 and 2006 and the years ended December 31, 2006 and 2005, in accordance with accounting practices adopted in Brazil.

4 The audit of the combined financial statements for the year ended December 31, 2004, presented for comparison purposes, was conducted by other independent auditors, whose report, dated August 22, 2007, expressed an unqualified opinion on those statements.

PRICEWATERHOUSECOOPERS

Bolsa de Valores de São Paulo and Related Entities

5 Our audits were conducted for the purpose of issuing our report on the combined financial statements referred to in paragraph 1, taken as a whole. The combined statement of cash flows, presented to provide additional information on BOVESPA, is not required as an integral part of the financial statements. The combined statement of cash flows for the six-month periods ended June 30, 2007 and 2006 and for the years ended December 31, 2006 and 2005 was subjected to the audit procedures described in paragraph 2 and, in our opinion, is fairly presented in all material respects in relation to the combined financial statements taken as a whole.

São Paulo, August 22, 2007

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Ricardo Baldin
Contador CRC 1SP110374/O-0

BDO

BDO Trevisan

BDO Trevisan Auditores Independentes
Rua Bela Cintra, 952 - 3º andar
São Paulo - SP - Brasil
01415-000

Tel., +55 (11) 3138-5000
Fax., + 55 (11) 3138-5227
www.bdotrevisan.com.br

INDEPENDENT AUDITORS' REPORT

(Convenience translation into English from the original previously issued in Portuguese)

To the Board of Directors of
Bolsa de Valores de São Paulo and Related Entities
São Paulo - SP

1. We have audited the accompanying combined balance sheet of Bolsa de Valores de São Paulo and Related Entities (explanatory notes nº 2) as of December 31, 2004, and the related combined statements of income, changes in members' equity and changes in financial position for the year then ended, all expressed in Brazilian reais. These financial statements are responsibility of their management. Our responsibility is to express an opinion on these combined financial statements.

2. Our audits were conducted in accordance with auditing standards applicable in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of Bolsa de Valores de São Paulo and Related Entities, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by the management of Bolsa de Valores de São Paulo and Related Entities, as well as the presentation of the combined financial statements taken as a whole.

3. In our opinion, the combined financial statements referred in paragraph 1 present fairly, in all material respects, the financial position of Bolsa de Valores de São Paulo and Related Entities as of December 31, 2004 and the combined results of their operations, the combined changes in members' equity, and the combined changes in their financial position for the year then ended in conformity with accounting practices adopted in Brazil.

4. The combined financial statements for the six-month periods ended June 30, 2007 and 2006 and the years ended December 31, 2006 and 2005, presented for comparative purposes, were examined by other independent auditors who issued an opinion thereon dated August 22, 2007.

BDO

BDO Trevisan

INDEPENDENT AUDITORS' REPORT

(Convenience translation into English from the original previously issued in Portuguese)

To the Board of Directors of
Bolsa de Valores de São Paulo and Related Entities
São Paulo - SP

5. Our exams were conducted with the purpose of issuing an opinion on the basic combined financial statements referred to in paragraph 1, taken as whole. The combined statement of cash flows, which is presented to provide supplementary information on Bolsa de Valores de São Paulo and Related Entities, is not required as an integral part of the basic financial statements according to accounting practices adopted in Brazil. The combined statement of cash flow was subjected to the same audit procedures described in paragraph 2 and, in our opinion, that supplementary statement is fairly stated, in all material respects, in relation to the basic combined financial statements for the year ended December 31, 2004, taken as a whole.

6. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, August 22, 2007

Orlando Octávio de Freitas Júnior
Sócio-contador
CRC 1SP178871/O-4
BDO Trevisan Auditores Independentes
CRC 2SP013439/O-5

Bolsa de Valores de São Paulo and Related Entities

Combined Balance Sheets

In thousands of reais (A free translation of the original in Portuguese)

	At June 30		At December 31		
Assets	**2007**	**2006**	**2006**	**2005**	**2004**
Current assets	1,859,395	1,225,293	1,425,731	1,060,657	860,272
Cash and cash equivalents	3,975	3,002	2,059	2,004	2,295
Investment securities (Note 6)	1,703,101	1,126,163	1,345,140	997,012	816,150
Trade accounts receivable, net (Note 8)	108,303	62,529	60,277	41,054	22,310
Recoverable and prepaid taxes (Note 10)	19,973	16,783	1,493	4,225	2,800
Deferred income taxes (Note 25(a))	1,364	2,506	2,506	2,506	2,506
Prepaid expenses	8,979	5,465	4,855	5,903	2,548
Other accounts receivable	5,720	4,481	5,143	3,742	4,220
Assets held for sale (Note 9)	5,531	2,170	2,170	2,170	2,150
Accounts receivable from sale of properties	1,170	1,433	1,433	1,412	1,380
Other receivables	1,279	761	655	629	3,913
Non-current assets					
Long-term receivables	9,219	10,216	9,718	13,410	14,274
Accounts receivable from sale of properties		1,105	458	1,798	3,156
Receivables arising from lawsuits	555	555	555	610	610
Trade accounts receivable, net (Note 8)	2,145	2,209	2,502	2,209	2,465
Judicial deposits (Note 11)	5,221	4,387	4,604	4,243	3,793
Assets held for sale (Note 9)	1,298	1,660	1,299	4,250	4,250
Other receivables		300	300	300	
Permanent assets	121,912	120,379	123,409	109,291	106,646
Investments (Note 12)	16,757	17,238	17,112	14,642	15,277
Property and equipment, net (Note 13)	95,060	91,562	94,220	82,696	77,127
Deferred charges	10,095	11,579	12,077	11,953	14,242
Total assets	1,990,526	1,355,888	1,558,858	1,183,358	981,192

The accompanying notes are an integral part of these combined financial statements

Bolsa de Valores de São Paulo and Related Entities

Combined Balance Sheets
In thousands of reais **(continued)**

Liabilities and members' equity	At June 30 2007	At June 30 2006	At December 31 2006	At December 31 2005	At December 31 2004
Current liabilities	531,856	252,379	333,738	208,321	147,303
Cash margin deposits (Note 14)	279,117	54,892	145,620	56,741	24,588
Earnings on securities under custody (Note 18)	30,911	24,698	26,774	20,765	16,145
Suppliers/accounts payable	13,229	11,369	14,535	11,935	10,508
Payroll and related liabilities (Note 15)	13,568	10,745	11,306	9,436	8,081
Taxes payable (Note 16)	13,645	9,624	10,186	8,808	5,447
Payable to members for repurchase of membership certificates (Note 17)	6,108	2,768	1,723	2,224	
Provisions for contingencies (Note 19)	3,785	5,756	5,762	3,324	3,379
Provision for income taxes	35,216	19,445	5,941	560	905
Deferred revenue (Note 8)	11,788	11,321			
Other accounts payable	1,725	474	1,516	232	3,125
Securities Investor Guarantee Fund (Note 4)	122,764	101,287	110,375	94,296	75,125
Members' equity (Note 20)	1,458,670	1,103,509	1,225,120	975,037	833,889
Combined capital	763,148	763,148	763,148	663,148	615,639
Membership certificates/shares held in treasury	(3,592)	(3,592)	(3,592)	(20,735)	(48,058)
Reserve for repurchase of membership certificates	70,000	70,000	70,000	55,000	35,000
Legal reserve	19,534	14,510	16,321	12,606	10,106
Retained earnings	609,580	259,443	379,243	265,018	221,202
Total liabilities and members' equity	1,990,526	1,355,888	1,558,858	1,183,358	981,192

The accompanying notes are an integral part of these combined financial statements

Bolsa de Valores de São Paulo and Related Entities

Combined Statements of Income

In thousands of reais (A free translation of the original in Portuguese)

	Six-month Period Ended June 30		Years Ended December 31		
	2007	**2006**	**2006**	**2005**	**2004**
Revenues					
Transaction revenues					
Trading fees	195,630	122,914	243,364	164,396	124,851
Clearing and settlement fees	107,547	63,802	127,785	87,916	65,630
Securities lending fees	19,474	9,307	17,749	10,806	4,340
Annual listing fees	9,994	8,592	18,747	16,713	14,079
Depository, custody and back-office services	12,174	9,396	20,000	13,401	8,383
Market data services	5,221	4,109	9,005	8,141	7,992
Data processing, software licensing and telecom service fees	2,692	3,801	7,546	8,281	9,403
Other revenues	7,832	5,057	12,045	7,104	7,322
	360,564	226,978	456,241	316,758	242,000
Taxes on revenues					
Social Contribution on Revenues (COFINS) and Social Integration Program (PIS)	(13,279)	(8,047)	(16,321)	(11,295)	(8,243)
Service Tax (ISS)	(3,902)	(2,560)	(5,169)	(3,442)	(2,387)
	(17,181)	(10,607)	(21,490)	(14,737)	(10,630)
Net operating revenue	343,383	216,371	434,751	302,021	231,370
Operating expenses					
Personnel and related expenses	(56,539)	(44,460)	(97,459)	(82,433)	(70,895)
Information technology and telecom systems	(30,077)	(30,448)	(62,919)	(55,900)	(44,604)
Members' technology development program	(7,146)	(6,882)	(14,299)	(13,600)	(11,936)
Professional services	(4,808)	(4,350)	(9,286)	(11,417)	(9,167)
Occupancy, general and administrative	(3,177)	(2,560)	(5,284)	(5,685)	(5,015)
Marketing and advertising	(11,067)	(6,922)	(18,031)	(14,924)	(10,542)
Communications	(4,682)	(3,115)	(6,446)	(3,536)	(3,073)
Depreciation and amortization	(8,760)	(8,079)	(16,427)	(16,413)	(15,978)
Taxes	(3,291)	(2,854)	(5,843)	(4,807)	(4,904)
Other expenses	(4,862)	(4,077)	(9,771)	(6,319)	(5,595)
	(134,409)	(113,747)	(245,765)	(215,034)	(181,709)
Operating income	208,974	102,624	188,986	86,987	49,661
Financial income, net (Note 23)	73,528	67,287	136,072	136,261	95,677
Non-operating income, net (Note 24)	4,692	(1,841)	(483)	(2,204)	(6,888)
Income before taxation	287,194	168,070	324,575	221,044	138,450
Income tax and social contribution (Note 25 (c))	(43,426)	(25,853)	(50,529)	(36,419)	(25,956)
Net income	243,768	142,217	274,046	184,625	112,494

The accompanying notes are an integral part of these combined financial statements

Bolsa de Valores de São Paulo and Related Entities

Combined Statements of Changes in Members' Equity

In thousands of reais (A free translation of the original in Portuguese)

	Capital	Membership certificates/ shares held in treasury	Reserve for repurchase of membership certificates	Legal reserve	Retained earnings	Total
At December 31, 2003	550,001	(28,790)	29,000	7,549	204,224	761,984
Decisions made at the BOVESPA Ordinary General Meeting (AGO) of March 4, 2004:						
Appropriation of a portion of retained earnings to capital	50,000				(50,000)	
Increase in reserve for repurchase of membership certificates			34,790		(34,790)	
Cancellation of 59 membership certificates held in treasury		28,790	(28,790)			
Membership certificates repurchased during the year		(12,156)				(12,156)
Gain on sale of investments in related entities	15,638			787	5,128	21,553
Shares repurchased during the year		(35,902)				(35,902)
Net income					112,494	112,494
Appropriations:						
Legal reserve				1,770	(1,770)	
Interest on capital					(14,084)	(14,084)
At December 31, 2004	615,639	(48,058)	35,000	10,106	221,202	833,889
Appropriation of a portion of retained earnings to capital approved at AGO of February 28, 2005	50,000				(50,000)	
Increase in reserve for repurchase of membership certificates, approved at AGO of February 28, 2005			32,156		(32,156)	
Cancellation of 21 membership certificates held in treasury, approved at AGO of February 28, 2005		12,156	(12,156)			
Cancellation of 20,000 shares approved by CBLC's AGO of April 14, 2005		35,902			(35,902)	
Membership certificates repurchased during the year		(20,735)				(20,735)
CBLC shares purchased during the year	(2,491)				(508)	(2,999)
Net income					184,625	184,625
Appropriations:						
Legal reserve				2,500	(2,500)	
Interest on capital					(19,743)	(19,743)
At December 31, 2005	663,148	(20,735)	55,000	12,606	265,018	975,037

The accompanying notes are an integral part of these combined financial statements

Bolsa de Valores de São Paulo and Related Entities

Combined Statements of Changes in Members' Equity
In thousands of reais

(continued)

	Capital	Membership certificates/ shares held in treasury	Reserve for repurchase of membership certificates	Legal reserve	Retained earnings	Total
At December 31, 2005	663,148	(20,735)	55,000	12,606	265,018	975,037
Appropriation of a portion of retained earnings to capital, approved at AGO of February 23, 2006	100,000				(100,000)	
Increase in reserve for repurchase of membership certificates, approved at AGO of February 23, 2006			35,735		(35,735)	
Cancellation of 31 membership certificates held in treasury approved at AGO of February 23, 2006		20,735	(20,735)			
Membership certificates repurchased during the year		(3,592)				(3,592)
Net income					274,046	274,046
Appropriations:						
Legal reserve				3,715	(3,715)	
Interest on capital					(20,371)	(20,371)
At December 31, 2006	763,148	(3,592)	70,000	16,321	379,243	1,225,120
At December 31, 2005	663,148	(20,735)	55,000	12,606	265,018	975,037
Appropriation of a portion of retained earnings to capital, approved at AGO of February 23, 2006	100,000				(100,000)	
Increase in reserve for repurchase of membership certificates, approved at AGO of February 23, 2006			35,735		(35,735)	
Cancellation of 31 membership certificates held in treasury, approved at AGO of February 23, 2006		20,735	(20,735)			
Membership certificates repurchased during the six-month period		(3,592)				(3,592)
Net income for the six-month period					142,217	142,217
Appropriations:						
Legal reserve				1,904	(1,904)	
Interest on capital					(10,153)	(10,153)
At June 30, 2006	763,148	(3,592)	70,000	14,510	259,443	1,103,509
At December 31, 2006	763,148	(3,592)	70,000	16,321	379,243	1,225,120
Net income for the six-month period					243,768	243,768
Appropriations:						
Legal reserve				3,213	(3,213)	
Interest on capital					(10,218)	(10,218)
At June 30, 2007	763,148	(3,592)	70,000	19,534	609,580	1,458,670

The accompanying notes are an integral part of these combined financial statements

Bolsa de Valores de São Paulo and Related Entities

Combined Statements of Changes in Financial Position

In thousands of reais (A free translation of the original in Portuguese)

	Six-month Periods Ended June 30				Years Ended December 31
	2007	2006	2006	2005	2004
Financial resources were provided by	254,105	150,909	292,313	203,939	169,701
Operations					
Adjusted net income for the six-month period/year	253,606	150,585	291,491	203,075	129,949
Net income for the six-month period/year	243,768	142,217	274,046	184,625	112,494
Items not affecting working capital					
Depreciation and amortization	8,760	8,079	16,427	16,413	15,978
Net book value of investments sold	1,078	289	1,018	2,037	1,477
Decrease in long-term receivables	499	324	822	864	2,339
Working capital					2,345
Sale of investment					35,068
Financial resources were used for	18,559	30,331	52,656	64,572	88,943
Interest on capital	10,218	10,153	20,371	19,743	12,156
Membership certificates repurchased		3,592	3,592	20,735	14,084
Purchase of own shares				2,999	44,000
Permanent assets	8,341	16,586	28,693	21,095	18,703
Investments		26	416	377	4,966
Property and equipment	7,541	15,176	24,445	16,869	10,813
Deferred charges	800	1,384	3,832	3,849	2,924
Increase in net working capital	235,546	120,578	239,657	139,367	80,758
Net working capital					
At the beginning of the six-month period/year	1,091,993	852,336	852,336	712,969	632,211
At the end of the six-month period/year	1,327,539	972,914	1,091,993	852,336	712,969
Increase in net working capital	235,546	120,578	239,657	139,367	80,758

The accompanying notes are an integral part of these combined financial statements

1 Operations

Bolsa de Valores de São Paulo ("BOVESPA" or the São Paulo Stock Exchange) is a not-for-profit and self-regulating entity that operates under the supervision of the Comissão de Valores Mobiliários ("CVM" or the Brazilian Securities Commission).

BOVESPA's principal activity is to maintain adequate infrastructure and the material, administrative and technical means necessary for the trading of marketable securities in free and open markets, which are specifically organized and supervised by it, brokerage firms and local authorities.

The main activities of Companhia Brasileira de Liquidação e Custódia ("CBLC" or the Brazilian Clearing and Depository Company) are to record, control, clear and guarantee, through clearing members, transactions carried out in the spot, forward and options markets and similar transactions involving debt and equity securities of private issuers at BOVESPA, as well as in other markets and stock exchanges, and also to provide depository services of marketable securities.

The main activity of Bovespa Serviços e Participações S.A. ("BSP") is to provide transaction services necessary for the proper operation of BOVESPA and CBLC and for other capital market intermediaries, as well as to invest in other companies. Designed to provide greater consistency in its data processing services, the proposal for integration with BOVESPA was implemented in January 1, 2005, resulting mainly in the absorption of BSP's operating activities, except for the activity related to investing in other companies.

BOVESPA, BSP and CBLC which are managed by substantially the same administrative team and have substantially the same members/shareholders, are together referred as the "Company".

2 Preparation and Presentation of the Combined Financial Statements

The combined financial statements have been prepared in accordance with accounting practices adopted in Brazil and also the requirements of Brazilian Corporate Law, supplementary regulations of the National Monetary Council (CMN) and the standards established by the Brazilian Securities Commission (CVM).

The preparation of the financial statements requires management to make estimates and assumptions to record certain assets, liabilities and other transactions. Accordingly, these

financial statements include estimates to determine the useful economic life of specific assets, the necessary provisions for contingencies and for income tax and others. Actual results could differ from those estimates.

(a) Principles of combination

BOVESPA holds 100% of BSP, which holds 19.63% of CBLC (18.40% at December 31, 2004). BOVESPA members and other financial institutions hold the remaining interest in CBLC.

The combined financial statements include the consolidated financial statements of BOVESPA and of its wholly-owned subsidiary, BSP. Upon consolidation, the investments in BSP, as well as the intercompany balances and transactions were eliminated.

Considering that BOVESPA, BSP and CBLC are all under common management, the combined financial statements also include the financial statements of CBLC. In connection with BOVESPA's plan for demutualization and an initial public offering ("IPO"), management considers that the combined financial statements of these entities are likely to be more meaningful than their separate financial statements.

Accordingly, the financial statements of CBLC have been fully combined with the consolidated financial statements of BOVESPA and BSP, including shareholders' equity items and reserves. Upon combination, the investments in CBLC, as well as intercompany balances and transactions, were eliminated.

3 Significant Accounting Practices

(a) Determination of net income

Income and expenses are recorded on the accrual basis.

(b) Investment securities

Investments in debt and equity investment funds are stated at the corresponding value of the quotas reported on the date of the financial statements. Debt investments are stated at cost of purchase, including accrued earnings up to the date of the financial statements, and equity investments are stated at cost of purchase adjusted to market value, when the latter is lower.

The Company has investments in exclusive investment funds which were consolidated in the combined financial statements, as described in Note 6.

(c) Accounts receivable

Accounts receivable are recorded at the amounts the Company is entitled to receive. The allowance for doubtful accounts is recorded based on the losses regarded as probable, at an amount considered sufficient to cover losses on their realization.

(d) Assets held for sale

Assets held for sale are stated at cost of purchase, including, where applicable, price-level restatement up to December 31, 1995, net of adjustment to market value, when this is lower.

(e) Receivables arising from lawsuits

Receivables arising from legal proceedings comprise the right to receive full inflation effects on financial investments under the Plano Verão (Summer Plan) in 1989, and are presented in long-term receivables at the amounts claimed, less the provision to cover expectations of realization.

(f) Investments

Investments are stated at cost plus restatements up to December 31, 1995, less the provision for adjustment to realizable value when the loss is deemed permanent.

The investments in properties held for rental are stated at purchase cost, less depreciation calculated on the straight-line method at the rate of 4% per annum.

(g) Property and equipment

Property and equipment are stated at cost, including, where applicable, price-level restatement up to December 31, 1995, less depreciation computed on the straight-line method, at the rates described in Note 13, considering the economic useful lives of the assets.

(h) Deferred charges

Deferred charges are stated at cost, less related amortization, calculated on the straight-line method at the annual rate of 20%.

(i) Current assets, long term receivables and current and long-term liabilities

These assets and liabilities are stated at cost, including, where applicable, accrued earnings, corresponding charges, and monetary variation, less the related unearned income, unappropriated expenses and, where applicable, provisions for losses.

(j) Taxes and contributions

Being a not-for–profit organization, BOVESPA is exempt from the payment of certain taxes. BSP and CBLC are taxable entities.

The provisions for income tax, social contribution, PIS and COFINS were calculated respectively at the following rates: 15% plus a 10% surcharge; 9%; 1.65% and 7.6%, considering the respective tax calculation bases and applicable legislation.

Deferred tax assets are recorded at the effective rates for income tax and social contribution on temporary differences, to the extent that their realization is more likely than not.

4 Securities Investor Guarantee Fund

As required under CMN Resolution No. 2.690 of January 28, 2000, and related regulations, BOVESPA maintains an escrow fund, Fundo de Garantia da Bolsa de Valores de São Paulo (the "Securities Investor Guarantee Fund" or the "Fund") used for the sole purpose of providing indemnification to investors seeking reimbursement for losses and damages incurred, up to the limit of its net assets balance.

The Fund is formed from the contributions of BOVESPA members and is not a legal entity but a pool of assets (investments) segregated by BOVESPA from its own assets and separately managed. The Fund is managed by a special committee formed by the general superintendent of BOVESPA, one representative of the brokerage entities and one representative of the investors.

In addition, amounts paid as indemnification by the Fund to investors on behalf of a brokerage entity must be reimbursed by that brokerage entity in order to avoid trading suspensions and other related penalties imposed by BOVESPA.

BOVESPA is required to establish the Fund's minimum net assets balance and, in the event of a shortfall, members are immediately obliged to make contributions until such minimum

All amounts in thousands of reais unless otherwise indicated

balance is restored. In no circumstances is BOVESPA required to make contributions to the Fund in the event its net assets are insufficient to cover indemnification payments.

The results obtained from the Fund's investments are incorporated into the net assets of the Fund. These net assets may not be distributed, either fully or partially, to the members, unless the Fund is extinguished.

For purposes of the combined financial statements, the pool of assets of the Fund is presented as part of BOVESPA's assets and a liability to the BOVESPA members is recognized at the same amount. Gains and losses determined with respect to the Fund are recorded directly to those assets and liabilities and do not impact the combined statement of income.

The amounts of assets, liabilities and net assets of the Fund presented in the combined balance sheets are summarized below:

	June 30		December 31		
	2007	2006	2006	2005	2004
Deposits with banks	44	7	2	8	13
Investment securities	118,687	98,170	106,783	85,405	72,279
Accounts receivable	4,191	3,266	3,744	6,080	3,221
Total assets	122,922	101,443	110,529	91,493	75,513
Taxes payable	158	156	154	197	388
Net assets	122,764	101,287	110,375	91,296	75,125
Total liabilities and net assets	122,922	101,443	110,529	91,493	75,513

The surplus of the Fund amounted to R$ 12,389 for the six-month period ended June 30, 2007 (2006 - R$ 9,991) and R$ 19.079 for the year ended December 31, 2006 (2005 - R$ 16.171 and 2004 - R$ 10,096). The surplus recorded on these periods was incorporated into the net assets of the Fund in accordance with the applicable regulation and do not impact the combined statements of income of the Company.

All amounts in thousands of reais unless otherwise indicated

In accordance with current regulations, BOVESPA is remunerated for its activities regarding the management of the Fund, calculated at the rate of 0.5% per month on its net assets. This remuneration amounted to R$ 3.457 for the six-month period ended June 30, 2007 (2006 - R$ 2,864) and R$ 6,013 for the year ended December 31, 2006 (2005 - R$ 4,917 and 2004 - R$ 4,164) and is recorded in "other revenues" in the combined statement of income. BOVESPA does not receive any other benefit or remuneration associated with the Fund.

5 CBLC - Settlement and Special Equity Funds

The Settlement and Special Equity Funds were constituted in April 2002 in compliance with the decisions taken at the Shareholders' meeting of September 27, 2001, and BACEN Circular 3.057 of August 31, 2001, respectively to be used for the sole purpose of covering losses that may arise from a default and/or to provide liquidity to cover possible mismatches in connection with the transactions clearing and settlement process.

The resources of CBLC's Settlement and Special Equity Funds are invested in an exclusive investment fund and in federal government securities, respectively, and presented as investment securities in the combined balance sheet (Note 6). The table below shows the balance of the Settlement Fund and Special Equity Fund at each base date:

	June 30		December 31		
	2007	**2006**	**2006**	**2005**	**2004**
Settlement fund	270,228	239,170	255,051	222,270	187,396
Special equity fund	25,072	21,605	23,330	20,025	16,659
	295,300	260,775	278,381	242,295	204,055

In addition, CBLC has lines of credit totaling approximately R$ 1,055,000 at June 30, 2007 (R$ 695,000 in 2006) and R$ 695,000 at December 31, 2006 (R$ 1,625,000 in 2005 and R$ 525,000 in 2004), to be used if and when necessary to provide liquidity to its clearing and settlement activities. These lines of credit are contracted directly from financial institutions operating in Brazil and are renewable annually or automatically, depending on the financial institution. There were no credit line balances used on the date of the financial statements.

All amounts in thousands of reais unless otherwise indicated

6 Investment Securities

	June 30		December 31		
	2007	2006	2006	2005	2004
Debt investment funds	1,235,429	794,291	958,148	704,234	569,665
Equity investment funds	203	917	1,366	3,419	1,728
Government debt securities	285,654	241,480	249,232	221,877	184,975
Debentures	8,192	7,674	7,540	7,254	7,213
Savings account deposits	61,403	19,928	46,453	15,708	17,076
Foreign time deposits	10,235	9,421	11,040	10,493	16,099
Shares	60	1,988	1,988	3,183	889
Securities purchased under agreements to resell	101,931	50,517	69,373	30,844	18,505
Derivative financial instruments	(6)	(53)			
	1,703,101	1,126,163	1,345,140	997,012	816,150

The portfolios of the debt investment funds mainly comprise government debt securities, securities purchased under agreements to resell, certificates of bank deposits and debentures.

As described in Note 3(b), the Company has investments in exclusive investment funds which have been consolidated in these combined financial statements. The investment securities and derivative financial instruments of these funds are stated at their market values as required by the applicable regulations.

The assets and liabilities that were consolidated in these statements are summarized below:

	June 30		December 31		
	2007	2006	2006	2005	2004
Cash and cash equivalents	72	98	41	23	39
Securities purchased under agreements to resell	101,931	50,517	69,373	30,844	18,505
Securities, debentures and derivative financial instruments	264,636	223,845	229,544	205,726	175,532
Other accounts payable	(79)	(94)	(142)	(87)	(67)
Total net assets of exclusive investment funds	366,560	274,366	298,816	236,506	194,009

All amounts in thousands of reais unless otherwise indicated

Investments in securities were classified as current assets irrespective of their maturities, based on their classification as trading assets in the exclusive investment fund portfolios.

In addition, the balance of investment securities includes investments related to BOVESPA's Securities Investor Guarantee Fund (Note 4) and the CBLC Settlement and Special Equity Funds (Note 5).

7 Derivative Financial Instruments

The derivative financial instruments are One-Day Interbank Deposit Futures Contracts and are stated at their market values (Note 6). These contracts comprise the exclusive fund portfolios which were consolidated in these combined financial statements as described in Note 3(b).

The derivative financial instruments comprising the exclusive fund portfolios are used to meet the investment policy requirements established by each fund's regulations. Derivatives involve risk and may not produce the results expected, generating significant oscillations in the fund's position and possible losses for the quotaholders. The fund administrator uses techniques and procedures to control the related risks, ensuring that they are properly monitored and mitigated accordingly.

The nominal value of the future contracts totals R$ 98,493 at June 30, 2007 (R$ 42,763 in 2006) and R$ 103,894 at December 31, 2006 (R$ 17,558 in 2005 and R$ 18,505 in 2004).

8 Trade Accounts Receivable, net

	June 30		December 31		
	2007	2006	2006	2005	2004
Current					
Brokerage entities	101,505	57,080	59,035	37,183	21,554
Contributions receivable from brokerage entities	2,046	1,057	1,242	3,871	756
Annual listing fees	6,202	5,259	1,103	748	1,049
Allowance for doubtful accounts	(1,450)	(867)	(1,103)	(748)	(1,049)
	108,303	62,529	60,277	41,054	22,310

All amounts in thousands of reais unless otherwise indicated

	June 30		December 31		
	2007	2006	2006	2005	2004
Long-term					
Claims covered by the Fund to be reimbursed	2,575	2,410	2,703	2,410	2,666
Provision for losses on claims covered by the Fund	(430)	(201)	(201)	(201)	(201)
	2,145	2,209	2,502	2,209	2,465

The amounts receivable from brokerage entities comprise mainly: (i) trading fees on transactions performed, usually received by BOVESPA over an average term of 45 days, and (ii) clearing, settlement, recording and custody fees, usually received by CBLC over an average term of 15 days.

The balance of contributions receivable from brokerage entities comprises amounts transferred to the Fund as described in Note 4. On December 31, 2005, this balance also included an amount receivable of R$ 3,000, related to an indemnity payment for which BOVESPA was liable and which was settled by the Fund.

The balance of annual listing fees comprises the amounts charged by BOVESPA for listed companies to have theirs shares trade their shares in the stock market. The fees are calculated based on the capital of each company and received in up to four quarterly installments. The installments received in advance are recorded in current liabilities as "deferred revenue" and appropriated to results on the accrual basis.

The allowance for doubtful accounts comprise primarily overdue receivables and/or amounts receivable from bankrupt companies or companies in the process of liquidation.

The balances recorded in long term receivables comprise indemnities paid to the brokerage entities' clients by the Fund and which will be reimbursed by them. The provision for losses presented in the combined balance sheets for the above periods is deemed sufficient by the Fund's management, considering the status of reimbursements pending receipt as a result of preliminary court orders and also the opinion of their internal legal advisors.

9 Assets Held for Sale

Refer substantially to properties acquired from other stock exchanges, as a result of the Brazilian stock exchange integration process which commenced prior to 2004, and to property received as payment in kind.

All amounts in thousands of reais unless otherwise indicated

10 Recoverable and prepaid taxes

This balance consists substantially of prepaid or withholding tax to be offset against future taxable income.

Prepayments of income tax and social contribution for the first half of 2007 totaled R$ 15,915 (1H06 - R$ 10,388) and for the year R$ 25,190 (2005 - R$ 14,398 and 2004 - R$ 6,451) determined based on income for the half-year and year, respectively.

In 2006, income tax and social contribution for the year were offset by these payments in the amount of R$ 14,983 (2005 - R$ 8,987 and 2004 - R$ 8,043).

11 Judicial Deposits

	June 30		December 31		
	2007	2006	2006	2005	2004
Finsocial on revenues	2,856	2,802	2,831	2,775	2,698
Social contribution on income	348	342	345	338	329
PIS and COFINS on revenues	1,374	1,075	1,239	970	740
Labor claims	480	164	183	155	22
Other	163	4	6	5	4
	5,221	4,387	4,604	4,243	3,793

Judicial deposits are escrow deposits made to cover tax-related lawsuits and other disputes and are stated at their original amounts, plus inflation restatement according to local legislation, and comprise the following:

. Finsocial deposits include the 0.5% increase in this tax rate for the period from May 1990 to March 1992. Since, according to their legal advisors, BOVESPA's transactions are exempt, this tax has neither been paid nor recorded as a provision after that date.

. Social contribution deposited in the courts refers to the base year of 1989. As from 1990, based on the Declaratory Act 17 of November 30, 1990, not-for-profit corporate entities were exempted from this contribution.

All amounts in thousands of reais unless otherwise indicated

. The PIS and COFINS amounts were deposited by CBLC and calculated at the rates of 1.65% and 7.6%, respectively, on financial income for June and July 2004 and on non-operating revenue for the period from June 2004 to June 2007.

12 Investments

	June 30		December 31		
	2007	2006	2006	2005	2004
Works of art	2,851	2,878	2,851	2,851	2,851
Properties held for rental	13,848	14,242	14,203	11,673	12,368
Other investments	58	118	58	118	58
	16,757	17,238	17,112	14,642	15,277

13 Property and Equipment, net

	June 30		December 31			
	2007	2006	2006	2005	2004	Depreciation rate - %
Cost						
Land	22,776	22,084	22,775	22,084	22,084	
Buildings	61,557	57,741	60,565	55,657	53,400	4
Facilities	17,220	13,845	16,887	13,616	12,849	10 and 20
Data processing	60,778	56,569	58,291	53,874	52,393	20
Furniture and fixtures	15,975	13,330	15,610	13,243	12,695	10
Telecommunication equipment	4,135	5,027	3,855	5,296	8,843	20
Telephone system	15,694	16,141	16,158	16,141	16,221	20
Other property and equipment	5,125	5,366	5,660	4,290	3,825	10 and 20
Construction in progress	2,300	11,609	3,042	4,403	10	
	205,560	201,712	202,843	188,604	182,320	
Accumulated depreciation	110,500	110,150	108,623	105,908	105,193	
Net	95,060	91,562	94,220	82,696	77,127	

All amounts in thousands of reais unless otherwise indicated

14 Cash Margin Deposits

This balance consists of cash deposits made by the clearing members in the name of brokerage entities' clients to guarantee the settlement of operations carried out in the spot, forward and options markets, and also includes guarantees deposited by investors interested in participating in electric power auctions. The composition of the deposits received in cash is as follows:

	June 30		December 31		
	2007	2006	2006	2005	2004
Spot, forward and options markets	279,117	52,469	145,405	45,013	24,588
Electric power auction		2,423	215	11,728	
	279,117	54,892	145,620	56,741	24,588

In addition, the transactions in the spot, forward, future, options and securities lending markets, under the responsibility of clearing members, brokerage entities and investors, are guaranteed by the assets and resources summarized below:

	June 30		December 31		
	2007	2006	2006	2005	2004
Shares	11,114,665	7,137,925	9,817,223	6,581,388	3,075,974
Government securities	19,332,307	7,375,667	7,434,051	6,376,738	2,761,338
Letters of guarantee	289,465	231,452	263,758	350,598	284,182
Sundry credits	359,862	76,513	228,966	103,714	86,184
Other guarantees	2,093,415	1,131,895	1,339,789	260,498	375,553
	33,189,714	15,953,452	19,083,787	13,672,936	6,583,231

All amounts in thousands of reais unless otherwise indicated

15 Payroll and Related Liabilities

	June 30		December 31		
	2007	2006	2006	2005	2004
Provision for vacation pay and related charges	11,166	8,738	9,106	7,635	4,850
Social charges payable and other provisions	2,402	2,007	2,200	1,801	3,231
	13,568	10,745	11,306	9,436	8,081

16 Taxes Payable

	June 30		December 31		
	2007	2006	2006	2005	2004
PIS and COFINS	7,348	5,072	5,752	4,527	2,100
Provision for income tax on financial investments	1,570	1,190	1,327	1,694	1,384
Income tax withheld on third-party services	3,770	2,771	2,335	2,090	1,613
Social Contribution/PIS/COFINS /ISS withheld on third-party services	957	591	772	497	350
	13,645	9,624	10,186	8,808	5,447

The Company is disputing in the courts tax liabilities related to PIS and COFINS, which are fully recorded as a provision. The provisions are recorded as follows: (i) COFINS at the rate of 7.6% on non-operating income and at the rate of 4.6% (rate difference above 3.0%) on operating income not related to BOVESPA's main activity and (ii) PIS and COFINS calculated at the rate of 1.65% and 7.6%, respectively, on financial income for June and July 2004 and on non-operating income for the period from June 2004 to June 2007 of CBLC, the amounts of which are being deposited in the courts.

17 Payable to Members for Repurchase of Membership Certificates

This refers to an amount temporarily held by BOVESPA, to cover possible contingencies or claims by investors against the Securities investor guarantee fund, arising from membership certificates repurchased from brokerage entities and which have not yet been paid in full.

All amounts in thousands of reais unless otherwise indicated

18 Earnings on Securities under Custody

These comprise dividends and interest on capital received on behalf of the securities' owners, which will be transferred to the custody agents and subsequently to their clients, who are the owners of the shares.

19 Provision for Contingencies

The Company is party to civil, tax and labor lawsuits arising in the normal course of business. Provisions have been recorded for these lawsuits at amounts considered sufficient to cover probable losses, based on the opinion of its legal advisors.

The amounts of the provisions for civil, labor and tax lawsuits is as follows:

	June 30		December 31		
	2007	2006	2006	2005	2004
Civil	3,052	5,034	5,034	2,609	2,681
Tax		641	647	634	617
Labor	733	81	81	81	81
	3,785	5,756	5,762	3,324	3,379

The provision for civil contingencies refers to claims for damages for which, based on the opinion of our legal advisors, a provision for loss has been recorded.

The provision for tax contingencies comprises the 0.5% Finsocial rate differential for the period from January 1990 to March 1992. This provision was reversed in 2007, based on a reassessment of the probability of an unfavorable outcome to this suit.

All amounts in thousands of reais unless otherwise indicated

The changes in the provision for contingencies were as follows:

	June 30		December 31		
	2007	2006	2006	2005	2004
At the beginning of the six-month period/year	5,762	3,324	3,324	3,379	1,671
Provisions	645	3,006	3,012	3,754	1,708
Reversal of provisions	(641)			(681)	
Settlements	(1,981)	(574)	(574)	(3,128)	
At the end of the six-month period/year	3,785	5,756	5,762	3,324	3,379

Possible losses

The Company has tax, civil and labor claims involving risks of loss classified by management as possible, based on the opinion of its legal advisors, for which no provisions have been recorded:

	June 30		December 31		
	2007	2006	2006	2005	2004
Civil	1,300	1,178	1,282	1,112	469
Tax	71,243	67,286	67,286	67,286	67,286
Labor	406	406	406	132	132
	72,949	68,870	68,974	68,530	67,887

All amounts in thousands of reais unless otherwise indicated

20 Members' Equity

(a) BOVESPA

The members' equity is as follows:

	June 30		December 31		
	2007	2006	2006	2005	2004
Number of					
Membership certificates outstanding	758	758	758	763	794
Membership certificates held in treasury	5	5	5	31	21
	763	763	763	794	815
Unit value of membership certificates	1,460	1,097	1,223	958	781

In accordance with BOVESPA by-laws, there is a first lien on membership certificates to guarantee the debts of the members.

(b) CBLC

(i) Capital

Capital comprises 81,502 shares, with no par value, of which 81,501 are nominative common shares and one is a preferred Golden Share held by BOVESPA:

	June 30		December 31		
	2007	2006	2006	2005	2004
Common shares					
Brokerage entities - members of Bolsa de Valores de São Paulo	22,995	23,995	22,995	23,995	25,495
Bovespa Serviços e Participações S.A. (BSP)	16,000	16,000	16,000	16,000	15,000
Financial institutions	34,121	34,496	34,496	34,496	34,496
Other	8,385	7,010	8,010	7,010	6,510
Preferred share – "Golden Share" – held by BOVESPA (founding shareholder)	1	1	1	1	1
Total shares	81,502	81,502	81,502	81,502	81,502

All amounts in thousands of reais unless otherwise indicated

For purposes of the combined financial statements, CBLC's capital excludes shares held by BSP and comprises 66,502 shares at December 31, 2004 and 65,502 shares on the other dates.

The holder of the Golden Share is entitled to: (a) appoint two representatives and one alternate to the Board of Directors of CBLC; (b) approve, by separate vote, changes in the company's name, head office, objectives or investments in other companies, whenever the by-laws require amendments, in the event of liquidation, combination or merger, change of rights and duties of clearing members and extinguishment or changes in any rights attributed to the Golden Share; and (c) priority in the repayment of capital, without premiums.

(ii) Legal reserve

The legal reserve is formed by the appropriation of 5% of net income for the six-month period/year in accordance with Brazilian corporate legislation.

(iii) Dividends

Shareholders are assured of a minimum dividend of 25% of net income for the year, adjusted pursuant to Brazilian corporate legislation. There was no distribution of dividends for the periods presented in these financial statements.

(iv) Interest on capital

In accordance with Law 9.249/95, CBLC paid interest attributable to shareholders' capital, computed based on the Long-Term Interest Rate (TJLP), included in the amount of the minimum mandatory dividend. In compliance with tax legislation, the interest on capital paid to the shareholders during the periods presented was recorded as financial expense. However, for the purposes of these combined financial statements, the interest on capital is presented as distribution of net income for the six-month period/year, as determined in CVM Deliberation 207/96.

(v) Income on sale of investment in related entity

In 2004, BSP's stake in CBLC decreased by 7.70%, generating a gain of R$ 21,553. This gain arose as a result of the combination of the financial statements described in Note 2 (a).

All amounts in thousands of reais unless otherwise indicated

(c) Retained earnings

Up to June 30, 2007, retained earnings had not been appropriated, since they will be considered for purposes of the corporate restructuring and capital increase in the new parent company (Note 30) and its respective subsidiaries.

21 Retirement Benefits

The Company and some of its employees make contributions as sponsors to the "Multisponsored Pension Plan for Financial and Capital Market Institutions" (Mercaprev), whose purpose is to supplement the retirement pension of its participants. The plan is a defined contribution plan. The Company contributes 2.9% of the payroll of participants and the participants contribute at least 2.9% of their salaries.

For the half-year ended June 30, 2007 and the year ended December 31, 2006, the Company's contributions amounted to R$ 706 (2006 - R$ 544) and R$ 1,260 (2005 - R$ 1,062 and 2004 - R$ 930), respectively, presented as "personnel and related expenses" in the combined statement of income.

22 Transactions with Related Parties

The transactions with related parties refer mainly to the relationship with brokerage entities and financial institutions that are members/shareholders of the Company. The main balances and transactions with related parties at the base dates are as follows:

		June 30		December 31		
Component	Nature of the transactions	2007	2006	2006	2005	2004
Investment securities	Includes financial investments with related parties and investments in investment funds managed by related parties	1,673,790	1,098,883	1,315,783	970,315	797,846
Trade accounts receivable, net	Amounts receivable from brokerage entities related to contributions to the Securities Investor Guarantee Fund, data processing, software licensing and telecom service fees.	2,382	2,022	2,172	4,873	1,952

All amounts in thousands of reais unless otherwise indicated

Income and expenses from transactions with related parties were as follows:

		Six-month Periods Ended June 30		Years ended December 31		
Component	**Nature of the transactions**	**2007**	**2006**	**2006**	**2005**	**2004**
Revenues	Income from data processing, software licensing, telecom services and remuneration on management of securities investor guarantee fund.	6,108	6,530	13,377	12,984	9,851
Operating expenses	Members' technology development program.	(7,146)	(6,822)	(14,299)	(13,600)	(11,936)
Financial income, net	Financial income from investments in securities (includes income from investment funds managed by related parties)	70,246	64,964	131,784	131,753	91,510

BOVESPA also provides guarantees for the operations of the settlement cycle of its brokerage entities by issuing letters of guarantee in favor of CBLC or other clearing members. The balances of these guarantees are presented in Note 26.

23 Financial Income and Expenses

	June 30		December 31		
	2007	**2006**	**2006**	**2005**	**2004**
Income from financial investments	75,607	68,982	138,433	138,829	97,083
Other financial revenues	1,036	581	1,218	1,935	4,891
Exchange variation on foreign currency assets	(1,099)	(802)	(797)	(1,487)	(3,239)
Tax on bank account outflows (CPMF)	(951)	(465)	(868)	(645)	(730)
Other financial expenses	(1,065)	(1,009)	(1,914)	(2,371)	(2,328)
Net financial income	73,528	67,287	136,072	136,261	95,677

All amounts in thousands of reais unless otherwise indicated

24 Non-Operating Income, Net

	June 30		December 31		
	2007	2006	2006	2005	2004
Income from rented properties	1,547	1,334	3,176	2,677	2,477
Adjustment to the allowance for assets held for sale	3,361				
PIS and COFINS on non-operating income	(151)	(122)	(312)	(273)	(986)
Provision for contingencies	(4)	(3,006)	(3,012)	(3,073)	(855)
Loss on sale of CBLC shares					(6,009)
Change in the stake in CBLC					(1,520)
Profit/(loss) on sale of permanent assets	(45)	41	(82)	(928)	178
Other operating income and expenses, net	(16)	(88)	(253)	(607)	(173)
Non-operating revenue, net	4,692	(1,841)	(483)	(2,204)	(6,888)

25 Income Tax and Social Contribution

(a) Composition of deferred income tax and social contribution

The balances of deferred tax assets are as follows:

	June 30		December 31		
	2007	2006	2006	2005	2004
Temporary differences					
Allowance for assets held for sale		1,142	1,142	1,142	1,142
Allowance for doubtful receivables arising from lawsuits	1,364	1,364	1,364	1,364	1,364
	1,364	2,506	2,506	2,506	2,506

The deferred assets of income tax and social contribution arising from temporary differences are recorded in the books taking into consideration the probable realization of these tax assets, based on projected future income considering internal assumptions and future economic scenarios, which are subject to change.

All amounts in thousands of reais unless otherwise indicated

In 2004, BSP recorded a non-operating loss of R$ 13,889 on the sale of shares of CBLC. This loss may only be offset against future non-operating income and, accordingly, management did not record the respective potential deferred income tax and social contribution asset of R$ 4,722.

(b) Estimated realization period

Management believes that the deferred tax assets arising from temporary differences will be realized as the corresponding lawsuits are resolved over a period of up to 5 years.

(c) Reconciliation of income tax and social contribution expense

The income tax (IR) and social contribution (CS) amounts presented in the combined statement of income at nominal rates were reconciled as follows:

	June 30		December 31		
	2007	2006	2006	2005	2004
Net income before IR and CS	287,194	168,069	324,575	221,044	138,450
Exclusion of BOVESPA surplus, adjusted by the effects of equity accounting and IR on financial investments (*)	(169,578)	(100,352)	(192,574)	(135,742)	(94,548)
BSP tax loss for which a tax benefit was not recognized					13,889
Interest on own capital	(10,218)	(10,153)	(20,371)	(19,743)	(17,261)
Permanent differences, net	843	(540)	(893)	645	1,804
Temporary differences, net	191	170	328	13	10
Adjusted net income	108,432	57,194	111,065	66,217	42,344
IR and CS at effective rates- 34%	36,867	19,446	37,761	22,513	14,398
IR on financial investments - BOVESPA	6,559	6,407	12,768	13,906	11,558
Total IR and CS	43,426	25,853	50,529	36,419	25,956
Current	44,568	25,853	50,529	36,419	25,956
Deferred	(1,142)				

(*) As BOVESPA is a not-for-profit entity, surplus is not subject to income tax and social contribution.

All amounts in thousands of reais unless otherwise indicated

26 Letters of Guarantee Issued

BOVESPA, as set forth in paragraph 1 of article 87 of its by-laws, pledges guarantees for the operations of the settlement cycle of its brokerage entities by issuing letters of guarantee in favor of CBLC or its authorized clearing members.

The letters of guarantee are secured by all of the membership certificates owned by the benefited brokerage entity, and no provision for loss was required to be recorded. The guarantees are issued on account of transactions performed by the member brokerage entities.

The following table presents the total amount of guarantees issued for the periods and their composition by beneficiary:

	June 30		December 31		
	2007	2006	2006	2005	2004
CBLC	139,215	111,000	125,200	111,970	88,550
Clearing members	79,324	59,072	67,541	44,478	34,650
	218,539	170,072	192,741	156,448	123,200

All amounts in thousands of reais unless otherwise indicated

27 Information by Segment

The Company reports its revenues and assets under two reportable segments: BOVESPA and CBLC, respectively. These segments are managed and operated as two business units and organized based on services provided to their customers.

BOVESPA represents primarily the fees earned from trades of financial instruments, securities listing, market data and information technology products and services. The fees earned by BSP are also included in this segment.

CBLC represents primarily fees earned from depository services, clearing and settlement of securities.

	Six-month periods ended June 30			
	BOVESPA		CBLC	
	2007	2006	2007	2006
Trading fees	195,630	122,914		
Clearing and settlement fees			107,547	63,802
Securities lending			19,474	9,307
Annual listing fees	9,994	8,592		
Depository, custody and back-office services			12,174	9,396
Market data	5,221	4,109		
Data processing, software licensing and telecom service fees	2,692	3,801		
Other revenues	7,795	4,637	37	420
Total revenues	221,332	144,053	139,232	82,925
Operating income	127,568	63,563	81,406	39,061
Total assets	1,188,567	905,364	801,959	450,524

All amounts in thousands of reais unless otherwise indicated

	Years Ended December 31					
	BOVESPA			CBLC		
	2006	2005	2004	2006	2005	2004
Trading fees	243,364	164,396	124,851			
Clearing and settlement fees				127,785	87,916	65,630
Securities lending				17,749	10,806	4,340
Annual listing fees	18,747	16,713	14,079			
Depository, custody and back-office services				20,000	13,401	8,383
Market data	9,005	8,141	7,992			
Data processing, software licensing and telecom service fees	7,546	8,281	9,403			
Other revenues	11,621	7,028	7,258	424	76	64
Total revenues	290,283	204,559	163,583	165,958	112,199	78,417
Operating income	113,597	50,831	28,683	75,389	36,156	20,978
Total assets	994,659	789,742	667,615	564,199	393,616	313,577

28 Financial Instruments at Fair Value

The financial instruments presented in the combined balance sheet are stated at cost of acquisition, plus accrued earnings, are adjusted to realizable value, where applicable, and are recorded at amounts that approximate their corresponding fair or market values.

All amounts in thousands of reais unless otherwise indicated

29 Additional Information - Combined Statement of Cash Flows

	Six-month periods ended June 30		Years Ended December 31		
	2007	2006	2006	2005	2004
Cash flows from operating activities					
Net income for the six-month period/year	243,768	142,217	274,046	184,625	112,494
Adjustments to reconcile net income to net cash provided by operating activities					
Depreciation and amortization	8,760	8,079	16,427	16,413	15,978
Provision for contingencies	4	3,006	3,012	3,073	1,708
(Profit)/loss on sale of permanent assets	45	(41)	82	928	1,044
Deferred income taxes	1,142				
Allowance for assets held for sale	(3,361)				
Operating activities					
Earnings on securities under custody	4,137	3,933	6,009	4,620	1,039
Provision for income taxes	29,275	18,885	5,381	(345)	(1,037)
Recoverable and prepaid taxes	(18,480)	(12,558)	2,732	(1,425)	2,872
Suppliers and accounts payable	(1,306)	(566)	2,600	1,427	3,240
Other accounts payable	209	242	1,284	(2,893)	(1,053)
Prepaid expenses	(4,124)	438	1,048	(3,355)	(558)
Payroll and related liabilities	2,262	1,309	1,870	1,355	1,166
Taxes payable	3,459	816	1,378	3,361	3,813
Accounts receivable from sale of properties	720	672	1,319	1,326	1,487
Other receivables	(324)	(131)	(26)	2,984	(2,501)
Payable to members due to repurchase of membership certificates	4,385	544	(501)	2,224	(3,219)
Payment of contingencies		(574)	(574)	(3,128)	
Other accounts receivable	(577)	(739)	(1,401)	478	(867)
Accounts receivable	(47,668)	(21,475)	(19,516)	(18,487)	(5,991)
Assets held for sale		(280)	81	(20)	2,032
Deferred revenues	11,788	11,321			
Net cash provided by operating activities	234,114	155,098	295,251	193,161	131,647
Cash flows from investing activities					
Financial investments	(214,055)	(124,010)	(243,170)	(129,539)	(75,640)
Judicial deposits	(617)	(144)	(361)	(450)	174
Receivables arising from lawsuits		55	55		(610)
Additions to permanent assets	(8,341)	(16,586)	(28,693)	(21,095)	(18,703)
Proceeds from permanent assets sold	1,033	330	936	1,109	825
Net cash used in investing activities	(221,980)	(140,355)	(271,233)	(149,975)	(93,954)
Cash flows from financing activities					
Membership certificates repurchased		(3,592)	(3,592)	(20,735)	(12,156)
Interest on capital distributed to members/shareholders	(10,218)	(10,153)	(20,371)	(19,743)	(14,084)
CBLC shares purchased during the period/year				(2,999)	
Treasury stock					(35,902)
Gain on sale of investments in CBLC					21,553
Net cash used in financing activities	(10,218)	(13,745)	(23,963)	(43,477)	(40,589)

All amounts in thousands of reais unless otherwise indicated

	Six-month periods ended June 30				Years Ended December 31
	2007	2006	2006	2005	2004
Net increase (decrease) in cash and cash equivalents	1,916	998	55	(291)	(2,896)
Cash and cash equivalents at the beginning of the six-month period/year	2,059	2,004	2,004	2,295	5,191
Cash and cash equivalents at the end of the six-month period/year	3,975	3,002	2,059	2,004	2,295

30 Subsequent Events

In connection with the forthcoming initial public offering ("IPO"), BOVESPA, BSP and CBLC and the new parent company Bovespa Holding S.A. will undergo certain corporate restructuring processes.

Bovespa Holding S.A. intends to commence the process for requesting its registration as a publicly-held company at the Brazilian Securities Commission (CVM). Subsequent to ratification of this registration, Bovespa Holding S.A. intends to organize the initial public offering of its stock, in compliance with the provisions of CVM Instruction 400/03.

* * *

DOC. 07 – Balance Sheet as of August 28, 2007 and Report of Independent Auditors

(A free translation of the original in Portuguese)

Bovespa Holding S.A.

Balance Sheet as of
August 28, 2007
and Report of Independent Auditors

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1400
Torre Torino
Caixa Postal 61005
05001-903 São Paulo, SP - Brasil
Telefone (11) 3674-2000
www.pwc.com/br

(A free translation of the original in Portuguese)

Report of Independent Auditors

To the Board of Directors and Shareholders
Bovespa Holding S.A.

1 We have audited the accompanying balance sheet of Bovespa Holding S.A. as of August 28, 2007 (date of the corporate reorganization, capital increase and start-up of the Company's operating activities). This financial statement is the responsibility of the Company's management and was prepared within the context described in paragraph 4 below. Our responsibility is to express an opinion on this financial statement.

2 We conducted our audit in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statement is fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Company, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statement and (c) assessing the accounting principles used and significant estimates made by the Company's management.

3 In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Bovespa Holding S.A. as of August 28, 2007 (date of the corporate reorganization, capital increase and start-up of the Company's operating activities), in accordance with accounting practices adopted in Brazil.

PRICEWATERHOUSECOOPERS

Bovespa Holding S.A.

4 As described in Note 2, the balance sheet was prepared in connection with the process for requesting registration as a publicly held company at the Brazilian Securities Commission (CVM) and for the specific purpose of presenting the shareholders' equity of the Company immediately after the approval of the capital increases through the exchange of shares and and the merger of the spun-off net assets, at their book values on the base date of June 30, 2007. As a result, the balance sheet does not reflect the effects arising from the variations in the merged net assets and exchanged shares between July 1, 2007 and August 28, 2007 (date of the corporate reorganization, capital increase and start-up of the Company's operating activities), which will be subsequently appropriated and recorded in the Company's books, when its activities effectively commence.

5 As described in the preceding paragraph, the balance sheet was prepared for a specific purpose and, accordingly, does not present significant information on the assets and liabilities and income and expenses of the subsidiaries (Note 4). As a result, this statement should be read in conjunction with the combined financial statements of Bolsa de Valores de São Paulo and related entities as of June 30, 2007, on which we expressed an unqualified opinion dated August 22, 2007.

São Paulo, August 28, 2007

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Ricardo Baldin
Contador CRC 1SP110374/O-0

Bovespa Holding S.A.

Balance Sheet as of August 28, 2007
In thousands of reais (A free translation of the original in Portuguese)

Assets		**Liabilities and shareholders' equity**	
Current assets		Shareholders' equity (Note 5)	
Financial investments (Note 3)	770,000	Capital	1,452,888
Non-current assets			
Permanent assets	682,888		
Investments (Note 4)	682,888		
Total assets	1,452,888	Total liabilities and shareholders' equity	1,452,888

The accompanying notes are an integral part of this balance sheet.

(A free translation of the original in Portuguese)

Bovespa Holding S.A.

Notes to the Balance Sheet
as of August 28, 2007
In thousands of reais

1 Operations

The main activity of Bovespa Holding S.A. (the "Company") is to invest in companies operating in trading, settlement, custody and trading supervision activities, or other services related to securities, instruments, assets, contracts and rights traded in the financial and capital markets, through its majority interest in the voting capital of the companies described in Note 4.

In addition, the Company also carries out other similar or correlated activities, as well as investing in the capital of other companies.

The Company was legally constituted on January 31, 2007, under the name of EDSP68 Participações S.A. At the Shareholders' Special Meeting (AGE) held on July 10, 2007, approval was given to change the Company's former name and main activities. The Company's operations commenced effectively on August 28, 2007, following the capital increases resulting from the corporate reorganization process.

Corporate reorganization

On August 28, 2007, the directors of the Company, Bolsa de Valores de São Paulo ("BOVESPA"), Companhia Brasileira de Liquidação e Custódia ("CBLC") and Bovespa Serviços e Participações S.A. ("BSP") decided, through AGEs, to carry out a corporate restructuring. As a result, the Company has now taken full control of CBLC and BSP. BSP's name was changed to Bolsa de Valores de São Paulo S.A. (BVSP) and it is now responsible for the operating activities previously carried out by BOVESPA.

Following the corporate restructuring, access by the brokerage entities to the trading systems managed by BVSP and by the clearing and settlement agents to the systems managed by CBLC, will be subject to contract and not related to their ownership interest (demutualization process).

As a result of the corporate reorganization, the Company's capital was increased by R$ 1,452,888 as follows:

- merger of the spun-off portion of the net assets of BOVESPA, at their book value on the base date of June 30, 2007, in the amount of R$ 890,878;

In thousands of reais

. exchange of shares of BSP (now BVSP) at their book value on the base date of June 30, 2007, in the amount of R$ 212,716; and

. exchange of shares of CBLC at their book value on the base date of June 30, 2007, in the amount of R$ 349,294, net of the payment of interest on capital up to August 28, 2007 (R$ 3,171).

As of August 28, 2007, the former members of BOVESPA and the former shareholders of CBLC and BSP hold shares of the Company's capital, having received shares in the following proportion:

. for each membership certificate of BOVESPA, 570,535 common shares of the Company were issued, totaling 432,465,530 common shares;

. for every 64,661 shares of BSP, 136,227 common shares of the Company were issued, totaling 103,260,066 common shares; and

. for every 25 shares of CBLC, 46,223 common shares of the Company were issued, totaling 169,549,662 common shares.

Accordingly, as a result of the above transactions, the Company's capital as of August 28, 2007 totaled R$ 1,452,888, comprising 705,275,264 common shares, with no par value.

2 Presentation and Preparation of the Balance Sheet

The balance sheet was prepared for the specific purpose of presenting the Company's shareholders' equity immediately after the approval of the capital increases and all the corporate processes involving the reorganization described in Note 1 and in connection with the process for requesting registration as a publicly held company at the Brazilian Securities Commission (CVM). As a result, this financial statement does not reflect the effects arising from the variations between July 1 and August 28, 2007 in the net assets and shares included in the capital increases above, which will be subsequently appropriated and recorded in the Company's books, as defined and approved under the terms of the Protocol and Justification for the Spin Off (the "Protocol"), pursuant to Article 224 of Law 6.404/76.

In thousands of reais

The balance sheet was prepared in accordance with accounting practices adopted in Brazil, as well as the provisions set forth in Brazilian Corporation Law and the regulations established by the Brazilian Securities Commission (CVM).

3 Financial Investments

Financial investments, in accordance with the decisions described in Note 1, were merged into the Company at the corresponding quota value adjusted up to June 30, 2007 (base date of the incorporation of the spun-off portion which was transferred to the Company).

Debt investment fund quotas	770,000

These are investments in investment funds which invest in other investment funds, the portfolios of which mainly comprise federal government securities, securities purchased under agreements to resell, certificates of bank deposit and debentures.

4 Investments

Investments in subsidiaries, in accordance with the decisions described in Note 1, were initially recorded by the Company considering the shareholders' equity adjusted for the corporate events of the subsidiaries as of June 30, 2007 (base date of the merger of the spun-off portion and exchange of shares).

	BSP	CBLC	Total
Shares held by BOVESPA Holding S.A.	57,213,038	114,102	
Percentage held	100	100	
Shareholders' equity	248,273 (1)	434,615 (2)	
Investment book value	248,273	434,615	682,888

(1) Net book value as of June 30, 2007 (R$ 120,878), plus (i) the spun-off net assets of BOVESPA (R$ 212,716 - Note 1) less (ii) the investment in CBLC merged into Bovespa Holding S.A. (R$ 85,321).

(2) Net book value as of June 30, 2007 (R$ 437,786), less payment of interest on capital (R$ 3,171 - Note 1).

BSP's main activity was to provide support services required for the adequate functioning of BOVESPA, CBLC and other capital market intermediaries, as well as to invest in other companies. As a result of the corporate reorganization process described in Note 1 and as decided and approved at the AGE of August 28, 2007, BSP's name was changed to Bolsa de Valores de São Paulo S.A. (BVSP) and it became responsible for the activities which were previously carried out by BOVESPA.

Accordingly, BVSP's main activity is to maintain appropriate systems and the material and administrative and technical means necessary for the trading of marketable securities, in free and open markets, which are specifically organized and supervised by Bovespa Supervisão de Mercado (BSM) and by the local authorities.

The main activities of CBLC are to record, control, clear and guarantee, through clearing agents, transactions carried out in the spot, forward and options markets and similar transactions involving debt and equity securities of private issuers at BOVESPA, as well as in other markets and stock exchanges, and also to provide depository services for marketable securities.

5 Shareholders' Equity

(a) Capital

Company capital as of August 28, 2007 comprises 705,275,264 common shares with no par value. Pursuant to the Company's by-laws, shareholders are entitled to:

. vote at the Annual Meetings of shareholders, considering that no shareholder or group of shareholders may exercise votes in a number which exceeds 7% of the number of shares comprising Company capital, except in the case of Special Meetings called to change or revoke this limit, at which the limit of the number of votes of any shareholder or group of shareholders will be 1% of the number of shares comprising Company capital. In addition, the 7% limit will not be effective at Special Meetings called by the Board of Directors for the purpose of considering a public offering for the purchase of all of the Company's shares;

. minimum compulsory dividends, corresponding to 25% of annual net distributable income, as measured in accordance with Brazilian Corporation Law;

. in the event of the sale of Company control, either through a single transaction or by successive transactions, the right to sell their shares under the same conditions (tag along) assured to the controlling shareholder;

In thousands of reais

. any other rights guaranteed to shareholders, under the terms set forth in the regulations of BOVESPA's *Novo Mercado* (New Market), in the Company's by-laws and in Brazilian Corporation Law; and

. the right to receive payment in full of dividends and other proceeds of any nature which might come to be declared by the Company upon dissolution.

At the AGE of August 22, 2007, the Company approved the issue of a nominative subscription warrant at the issue price of R$ 1.00 (the "Warrant"), which was subscribed and paid up by Instituto BOVESPA de Responsabilidade Social e Ambiental (the BOVESPA Institute of Social and Environmental Responsibility), under a commitment not to encumber or dispose of the Warrant until its expiry as stipulated below:

The Warrant will be exercisable by the holder (i) as from the date on which the audit of the financial statements for the year ending December 31, 2007 is concluded up to December 31, 2008 and also (ii) if, cumulatively, (a) the Company has capital of at least R$ 1,309,892, comprising at a minimum 635,870,170 shares and (b) its registration as a publicly held company and of the initial public offering of its stock (the "IPO") have been obtained from the Brazilian Securities Commission.

In addition, the Warrant grants the holder the right to subscribe, on one or more occasions within the above time period, 2,830,000 shares of Company capital, comprising 0.4% of its total shares as of August 28, 2007. The issue price of the shares of the Warrant will be R$ 2.06 (two reais and six cents) per share.

(b) Legal reserve

5% of net income for the year must be appropriated to the legal reserve in accordance with the requirements of Brazilian corporate legislation.

(c) Dividends

The shareholders are entitled to minimum dividends of 25% of annual net distributable income, measured in accordance with Brazilian corporate legislation.

In thousands of reais

7 Stock Option Plan

At the AGE held on August 28, 2007, approval was given for the Company Stock Purchase Option Plan (the "Option Plan"). The Option Plan is designed to offer the Company's directors, employees and service providers an opportunity to become shareholders, increasing, as a result, the alignment of their interests with those of the other shareholders and sharing the same capital market risks.

In accordance with the Option Plan, the Board of Directors, at the meeting held on August 28, 2007, granted options to the directors and employees to purchase 14,810,781 shares of the Company's stock, corresponding to 2.1% of capital, at the issue price of R$ 2.06. The options may be exercised within a period of up to three years from the grant date, in compliance with the terms of the Contracts for the Purchase of Stock Options (the "Option Contracts") entered into with each director or employee receiving the options (the "Beneficiaries").

Respecting the limit of 4.6% of the Company's total stock, the Board of Directors may launch additional option programs, through which options will be granted to the directors, employees and service providers to subscribe and/or purchase shares under the terms previously established in the individual Option Contracts entered into with each Beneficiary. The subscription or purchase price, when treasury stock is used to exercise the option, will be determined based on the average trading price obtained over the 20 days prior to the date on which the individual Option Contracts were signed. If the initial public offering is launched within a period of less than 90 days from the date on which the option was granted, the issue price of the Company's shares may also be used.

As of August 28, 2007, options for 2.5% of capital have not yet been authorized by the Board of Directors, with the possibility of 17,631,882 of the Company's common shares being made available under the Option Plan. Up to August 28, 2007, no options had been exercised under the Option Plan.

8 Additional Information

As described in Note 1, Bovespa Holding S.A. intends to commence the process for requesting its registration as a publicly held company at the Brazilian Securities Commission (CVM). Subsequent to obtaining this registration, Bovespa Holding S.A. intends to organize the initial public offering of its stock, in compliance with the provisions of CVM Instruction 400/03.

* * *

DOC. 08 – Minutes of the special shareholders' meeting – August 28, 2007

FREE TRANSLATION OF THE MINUTES OF THE EXTRAORDINARY SHAREHOLDERS' MEETING HELD ON AUGUST 28, 2007, AT 2:45 pm. AND ATTACHMENT (AS FILED AND REGISTERED WITH THE COMMERCIAL REGISTRY OF THE STATE OF SÃO PAULO).

BOVESPA HOLDING S.A.

(As of August 28, 2007, a private company incorporated in the Federative Republic of Brazil)

Commercial Registry Enrollment NIRE No.35.300.339.576
Brazilian Federal Taxpayer CNPJ No.08.695.953/0001/23
Rua XV de Novembro, 275
01013-001 São Paulo, State of São Paulo, Brazil

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS' MEETING HELD ON AUGUST 28, 2007

1. Date and Time and Place: on August 28, 2007, at 2:45 pm, at the registered office of the Company, located in the city of São Paulo, State of São Paulo, at Rua XV de Novembro, 275 (part occupancy), Downtown district.

2. Call notice and Attendance: Call notice waived pursuant to article 124, paragraph 4, of Law No. 6.404/1976, by virtue of the presence of shareholders representing the totality of the capital stock, according to the signatures included in the List of Shareholders' Attendance. Also in attendance were the executive officers of the Company and a representative of the specialized firm named APSIS Consultoria Empresarial Ltda.

3. Presiding Officers: Chairman: Gilberto Mifano; Secretary: Hélcio Fajardo Henriques.

4. Resolutions taken by unanimous vote and without qualifications:

4.1. To make a note that the minutes of this shareholders' meeting shall be drawn up in summary from, pursuant to Paragraph 1 of Article 130 of Law No. 6404/76.

4.2. To approve a change in the corporate purpose of the company, such that Article 3 of the Bylaws shall become effective with the following wording: "**Article 3.** – The corporate purposes of the Company are the following: (a) to hold equity or ownership interests in companies engaging in activities that involve the entire chain of trading, clearing and settlement, custody, market surveillance and other services relating to securities, bonds, assets, contracts and rights traded on financial and public capital markets, in particular by holding a controlling ownership interest in the voting shares of Bolsa de Valores de São Paulo S.A. – BVSP, the São Paulo Stock Exchange, and of Companhia Brasileira de Liquidação e Custódia, or CBLC, the Brazilian Clearing and Depository Corporation; (b) to perform other related or complementary activities; and (c) to hold equity or ownership interests in other companies."

4.3. To grant final approval for the absorption through merger of the portion of assets and liabilities received by means of the spin-off of BOLSA DE VALORES DE SÃO PAULO (Federal Taxpayer Enrollment No. CNPJ No. 61.694.865/0001-90), or "Bovespa," pursuant to the terms and conditions set forth under the "Justification and

SUP. DE ASSUNTOS LEGAIS DE ACORDO BOVESPA

Protocol for Spin-off of Bolsa de Valores de São Paulo, and Merger of the Spun-off Assets and Liabilities into Companhia Brasileira de Liquidação e Custódia, into Bovespa Serviços e Participações S.A. and into Bovespa Holding S.A.," dated as of August 17, 2007, and executed by the senior management members of Bovespa and all relevant companies (hereinafter the "Protocol"), which, attached hereto, becomes an integral part hereof as Exhibit 1, provided a note is made for the implementation of appropriate adjustments related to the absorption, through merger into Bovespa Holding S.A., of the equity interest Bovespa held in this Company's capital stock, as well as the adjustments required on account of the rounding of notional fractions of shares, such that they represent whole numbers of shares.

4.4. As a result of such approval:

(a) The assets and liabilities, including rights, listed in Exhibit 1-A, comprising the assets and liabilities spun-off from Bovespa for merger into the Company, total a net amount of R$890,878,528.59;

(b) In exchange, and as counterentry, for the portion of the assets and liabilities spun-off from Bovespa and merged into the Company, the current members of Bovespa shall receive an aggregate of 570,535 common, registered shares issued by the Company, without par value, in exchange for each of their membership shares in Bovespa;

(c) As a result of the merger into the Company of the assets and liabilities spun-off from Bovespa, the capital stock of Bovespa Holding shall be increased by R$890,878,528.59, corresponding to a total issue of 432,465,530 new shares, such that the total number of shares issued by the Company shall comprise 432,465,536 common, registered shares, without par value.

4.5. To approve and confirm the appointment and hiring of APSIS Consultoria Empresarial S/C Ltda., a specialized firm enrolled with the Regional Council of Engineering, Architecture and Agronomics of Rio de Janeiro under CREA/RJ No. 82.2.00620-1 and the Regional Council of Economics of Rio de Janeiro under CORECON/RJ No. RF/2.052-4, as well as registered with the National Corporate Taxpayers Register of the Ministry of Finance under CNPJ/MF No. 27.281.922/0001-70, headquartered in the city and state of Rio de Janeiro, at Rua São José, 90 – Suite 1802, in order to appraise the assets and liabilities, including rights, of Bovespa, as of the elected Base-Date, as defined below, which as a result of the spin-off shall be transferred to, and merged into the Company. This specialized firm prepared the valuation report for purposes of the provision in Article 226, pursuant to the form prescribed under Article 8, of Law No. 6404/76 (hereinafter the "Valuation Report").

4.6. To approve the thoroughly reviewed and debated Valuation Report, which determined the net asset value of the asset and liabilities, including rights, spun-off from Bovespa, for merger into the Company, at a minimum of R$890,878,528.59, as of the elected Base-Date of June 30, 2007 (the "Base-Date"), such that subsequent events shall be properly recorded. The Valuation Report, thus approved and duly certified by the Presiding Officers, is attached hereto and becomes an integral part hereof as Exhibit 2.

SUP. DE ASSUNTOS LEGAIS DE ACORDO BOVESPA

4.7. To make a record in these minutes that the representative of APSIS Consultoria Empresarial Ltda., who attended the meeting, provided all clarifications necessary for approval of the Valuation Report by the shareholders' meeting.

4.8. To register that, pursuant to Article 264 of Law No. 6404/76, the net equity of Bovespa and the net equity of the Company were both appraised as of the same Base-Date and pursuant to the same elected criteria, i.e., at their market values, with the Valuation Report having been made available to all shareholders of the Company.

4.9. To register that all assets and liabilities, including rights, spun-off from Bovespa and merged into the Company, pursuant to the list included in the Valuation Report, shall be recorded by the Company as its own.

4.10. As a result of absorption through merger into the Company of the said assets and liabilities, a total of 432,465,530 common, registered shares are hereby issued by the Company at the issue price per share of R$2.06, determined pursuant to Paragraph 1 of Article 170 of Law No. 6404/76, with the capital stock of the Company increasing to a total of R$ R$890,879,528.59, and with Article 5 of the Bylaws coming into effect with the following wording: "**Article 5**. The capital stock of the Company amounts to R$890,879,528.59 divided into 432,465,536 common, registered shares, without par value."

4.11. These new shares are issued and fully paid-in as a result of the net assets received by the Company on account of the spin-off of Bovespa, and are fully attributed to the former members of Bovespa, pursuant to the Subscription List attached hereto as Exhibit 3 hereof, in proportion to the ownership interests such members hold in Bovespa, such as specified in the attached list, which is an integral part of these minutes as Exhibit 4.

4.12. To make a record that the newly issued shares, which are allocated to the members of Bovespa, shall enjoy the same rights and prerogatives as the other shares issued by the Company, including rights to participate in the Company's results for the current year.

4.13. To authorize Management to practice any and all acts that may be necessary for the implementation of the resolutions taken at this meeting.

4.14. To register that no fiscal council member was heard on the above matters, as the Fiscal Council is not currently instated.

5. Closing: There being no further business to transact, these minutes were drawn up, and subsequently read, found to conform, approved and signed by all those in attendance of this meeting. Signatures: Gilberto Mifano – Chairman; Hélcio Fajardo Henriques – Secretary; Shareholders: Raymundo Magliano, Nelson Bizzachi Spinelli, Gilberto Mifano; and Bovespa Serviços e Participações S.A. - By Gilberto Mifano and Hélcio Fajardo Henriques.

This is a true copy of the original drawn up in the proper register.

(sgd)
Hélcio Fajardo Henriques
Secretary

(sgd)

DE ACORDO BOVESPA

Nora Matilde Rachman
Brazilian Bar Association, São Paulo Chapter, OAB/SP No.97.983

Initialed stamp of approval: Legal Department

Stamp and bar code:
"State Treasury Office
Commercial Registry of the State of São Paulo - JUCESP
"I certify the registration hereof under No. 310.255/07-7."
(sgd)
Cristiane da Silva F. Corrêa
Secretary General"

LIST OF EXHIBITS ATTACHED TO THE MINUTES OF THE EXTRAORDINARY SHAREHOLDERS' MEETING HELD ON AUGUST 28, 2007, AT 2:45 pm.

EXHIBIT 1	Justification and Protocol for Spin-off of Bolsa de Valores de São Paulo, and Merger of the Spun-off Assets and Liabilities into Companhia Brasileira de Liquidação e Custódia, to Bovespa Serviços e Participações S.A. and to Bovespa Holding S.A.,"
EXHIBIT 1-A	List of Assets and Liabilities, Including Rights, spun-off from Bovespa for merger into Bovespa Serviços and Bovespa Holding.
EXHIBIT 2	Valuation Report prepared by APSIS.
EXHIBIT 3	Subscription List
EXHIBIT 4	List of Bovespa members that became shareholders of Bovespa Holding S.A.

Initialed stamp of approval: Legal Department

FREE TRANSLATION OF THE MINUTES OF THE EXTRAORDINARY SHAREHOLDERS' MEETING HELD ON AUGUST 28, 2007, AT 4:30 pm. AND ATTACHMENT (AS FILED AND REGISTERED WITH THE COMMERCIAL REGISTRY OF THE STATE OF SÃO PAULO).

BOVESPA HOLDING S.A.

(As of August 28, 2007, a private company incorporated in the Federative Republic of Brazil)

Commercial Registry Enrollment NIRE No.35.300.339.576
Brazilian Federal Taxpayer CNPJ No.08.695.953/0001/23
Rua XV de Novembro, 275
01013-001 São Paulo, State of São Paulo, Brazil

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS' MEETING HELD ON AUGUST 28, 2007

1. Date and Time and Place: on August 28, 2007, at 4:30 pm, at the registered office of the Company, located in the city of São Paulo, State of São Paulo, at Rua XV de Novembro, 275 (part occupancy).

2. Call notice and Attendance:

2.1. Call notice published in the issues of August 18, 20 and 21, 2007, on page 117 of the Official Gazette of the State of São Paulo (*Diário Oficial do Estado*) and on pages C3, C3 and C5 of the newspaper *Diário do Comércio e Indústria – DCI*, respectively.

2.2. Meeting convened with the presence of shareholders representing over two-thirds (2/3) of the voting capital stock, according to the signatures included in the List of Shareholders' Attendance.

3. Presiding Officers: Chairman: Gilberto Mifano; Secretary: Hélcio Fajardo Henriques.

4. Resolutions taken by unanimous vote and without qualifications:

4.1. To make a note that the minutes of this shareholders' meeting shall be drawn up in summary from, pursuant to Paragraph 1 of Article 130 of Law No. 6404/76.

4.2. To grant final approval for the merger of all shares of stock any party other than the Company may hold, which may have been issued by either of:

(a) Bolsa de Valores de São Paulo S.A. – BVSP, current corporate name of Bovespa Serviços e Participações S. A., with registered office in the City of São Paulo, State of São Paulo, at Rua XV de Novembro, 275 (part occupancy), Downtown district, registered with the National Corporate Taxpayers Register of the Ministry of Finance under CNPJ/MF No. 02.584.094/0001-19 ("BVSP"); and

(b) Companhia Brasileira de Liquidação e Custódia – CBLC, with registered office in the City of São Paulo, State of São Paulo, at Rua XV de Novembro, 275, 4th floor, Downtown district, registered with the National Corporate Taxpayers Register of the Ministry of Finance under CNPJ/MF No. 60.777.661/0001-50 ("CBLC"),

pursuant to the terms and conditions proposed under the "Justification and Share Merger Protocols," dated as of August 17, 2007, and executed by the senior management members of the relevant companies (hereinafter the "Protocols"), both of which, attached

hereto, become integral parts hereof as Exhibits 1 and 2, with a note being made for the implementation of the necessary adjustments related to the absorption through merger into Bovespa Holding S.A., of the equity interest represented by the shares of BVSP and, furthermore, for the adjustments required on account of the payment of interest on shareholders' equity by CBLC , as well as of the rounding of notional fractions of shares, such that they represent whole numbers of shares.

4.3. As a result of such approval:

(a) In respect of the merger of the shares of BVSP, the capital stock of Bovespa Holding shall be increased by R$212,715,581.41, corresponding to a total issue by Bovespa Holding of 103,260,066 new common, registered shares, without par value, for a total issue price equivalent to the amount of the capital increase, which are subscribed by BVSP for the account and order of its shareholders;

(b) In respect of the merger of the shares of CBLC, the capital stock of Bovespa Holding shall be increased by R$349,293,688.77, corresponding to a total issue Bovespa Holding of 169,549,662 new common, registered shares, without par value, for a total issue price equivalent to the amount of the capital increase, which are subscribed by CBLC for the account and order of its shareholders;

(c) Plan of substitution - for the replacement of each lot of 64,661 common registered shares issued by BVSP and transferred to Bovespa Holding on account of the share merger, Bovespa Holding shall issue a lot comprising 136,227 common, registered shares, without par value, which shall be allocated to the shareholders of BVSP;

(d) Plan of substitution - for the replacement of each lot of 25 common registered shares issued by CBLC and transferred to Bovespa Holding on account of the share merger, Bovespa Holding shall issue a lot comprising 46,223 common, registered shares, without par value, which shall be allocated to the shareholders of CBLC; and

(e) BVSP and CBLC shall thus become wholly owned subsidiaries of the Company.

4.4. To approve and confirm the appointment and hiring of APSIS Consultoria Empresarial S/C Ltda., a specialized firm enrolled with the Regional Council of Engineering, Architecture and Agronomics of Rio de Janeiro under CREA/RJ No. 82.2.00620-1 and the Regional Council of Economics of Rio de Janeiro under CORECON/RJ No. RF/2.052-4, as well as registered with the National Corporate Taxpayers Register of the Ministry of Finance under CNPJ/MF No. 27.281.922/0001-70, headquartered in the city and state of Rio de Janeiro, at Rua São José, 90 – Suite 1802, in order to appraise the shares of BVSP and CBLC as of the elected Base-Date of June 30, 2007 (the "Base-Date"), for purposes of the share merger, provided subsequent events shall be properly recorded. This specialized firm prepared the valuation reports for purposes of the provision in Article 226, pursuant to the form prescribed under Article 8, of Law No. 6404/76 (hereinafter the "Valuation Reports").

4.5. To approve the thoroughly reviewed and debated Valuation Reports, which determined the value of the shares of CBLC and of BVSP, as of the elected Base-Date of June 30, 2007, at the minimum amounts of R$4.34 and R$3,809.00 per share, respectively, provided subsequent events shall be properly recorded. The Valuation

SUP. DE ASSUNTOS LEGAIS DE ACORDO BOVESPA

Reports, thus approved and duly certified by the Presiding Officers, are attached hereto and become integral parts hereof as Exhibits 3 and 4.

4.6. To make a record in these minutes that the representative of APSIS Consultoria Empresarial Ltda., who attended the meeting, provided all clarifications necessary for approval of the Valuation Reports by the shareholders' meeting.

4.7. As a result of the mergers of shares approved herein, a total of 272,809,728 common shares are issued by the Company at the issue price per share of R$2.06, determined pursuant to Paragraph 1 of Article 170 of Law No. 6404/76, such that the capital stock of the Company is increased by an aggregate of R$562,009,270.18. These new shares are issued and fully paid-in as a result of transfer and merger into the Company of the shares representing the capital stock of each of CBLC and BVSP, which the latter two subscribe for the account and order of their shareholders, pursuant to the Subscription List attached hereto as Exhibit 5 hereof, and which shall be delivered to the shareholders of CBLC and BVSP, respectively, in proportion to their former ownership interests in the stocks of each such company, as specified in the lists attached hereto, which become integral parts hereof as Exhibits 6 and 7.

4.8. To make a record that, under the plan of substitution for newly issued shares, the shares the Company is issuing for allocation to the shareholders of CBLC and BVSP, shall enjoy the same rights and prerogatives as the other shares issued by the Company, including rights to participate in the Company's results for the current year.

4.9. As a result of the capital increase approved herein, Article 5 of the Bylaws is amended and becomes effective with the following new wording: "**Article 5**. The capital stock of the Company amounts to One billion, four hundred and fifty-two million, eight hundred and eighty-eight thousand, seven hundred and ninety-eight Brazilian *Reais* and seventy-seven centavos (R$1,452,888,798.77) divided into Seven hundred and five million, two hundred and seventy-five thousand, two hundred and sixty-four (705,275,264) common, registered shares, without par value."

4.10. To register that, pursuant to Article 264 of Law No. 6404/76, the net equity of Bovespa Holding, as well as those of CBLC and BVSP were appraised as of the same Base-Date and pursuant to the same elected criteria, i.e., at their market values, with each of the Valuation Reports having been made available to all shareholders of the Company.

4.11. To approve the calculation of the redemption value payable to shareholders dissenting from this share merger transaction, which has been established at R$2.06 per share issued by the Company, based on the book value of the shareholders' equity per share determined pursuant to the balance sheet drawn up as of June 30, 2007, and approved at the extraordinary shareholders' meeting held on August 15, 2007. This decision is taken subject to the condition that no dissenting shareholder shall exercise its right to request the Company to draw up a special balance sheet. Given the exchange correlation adopted under the plan of substitution for new shares, the provision in Paragraph 3 of Article 264 of Law No. 6404/76 is not applicable for purposes of determining the redemption value payable to dissenting shareholders.

4.12. To change the Company's management structure, which hereafter shall be managed by a Board of Directors composed by a seven to eleven members, and an Executive Board composed of three executive officers, one of whom shall act as Chief

SUP. DE ASSUNTOS LEGAIS DE ACORDO BOVESPA

Executive Officer, another as Chief Financial Officer and the other as Corporate Affairs Officer.

4.13. To approve and authorize the Company (*a*) to apply to the Brazilian Securities Commission (*Comissão de Valores Mobiliários*), or CVM, for registration as a public company; and (*b*) to list the Company's shares on the *Novo Mercado* listing segment of the São Paulo Stock Exchange (*Bolsa de Valores de São Paulo*).

4.14. Given the above decisions, and the approved submission to CVM of an application for registration as a public company, such as indicated in item 4.13 above, the shareholders decided to amend the Company Bylaws, which shall become effective with the new wording provided in the attached Exhibit 8, which is an integral part hereof, provided, however, that pursuant to the applicable regulations these Bylaws shall be submitted for approval by the competent market regulators and are, therefore, subject to further amendments these regulators may require.

4.15. To replace the directors currently in office and elect the new members of the Board of Directors for unified terms of office ending as of the date of the annual shareholders' meeting to take place in 2010. The following directors were elected, and shall take office upon signing instruments of investiture in the proper register, at which time they shall offer their no-liability statements, as required by law:

(a) to serve as Chairman of the Board: Mr. **RAYMUNDO MAGLIANO FILHO**, Brazilian, divorced, business administrator, domiciled in the City of São Paulo, State of São Paulo, at Rua Bela Cintra, 986, 2nd floor, district of Cerqueira Cesar, bearer of the Identity Card No. 2.737.295 SSP/SP, and registered with the Individual Taxpayers' Register of the Ministry of Finance under CPF No. 032.883.078-04;

(b) to serve as Deputy Chairman of the Board: Mr. **NELSON BIZZACCHI SPINELLI,** Brazilian, married, securities broker, domiciled in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1.355, 4th floor, Jardim Paulistano district, bearer of the Identity Card No. 2.653.229 SSP/SP, and registered with the Individual Taxpayers' Register of the Ministry of Finance under CPF No. 002.602.158-72;

(c) to serve as Directors: Messrs. **ALFREDO EGYDIO SETUBAL,** Brazilian, married, business administrator, domiciled in the City of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 13th floor, district of Parque Jabaquara, bearer of the Identity Card No. 6.045.777 SSP/SP, and registered with the Individual Taxpayers' Register of the Ministry of Finance under CPF No. 014.414.218-07, and **MANOEL HORÁCIO FRANCISCO DA SILVA,** Brazilian (naturalized), separated, business administrator, domiciled in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 12th floor, district of Itaim Bibi, bearer of the Identity Card No. 3.098.648 SSP/SP, and registered with the Individual Taxpayers' Register of the Ministry of Finance under CPF No. 066.526.978-15; and

(d) to serve as Independent Directors: Messrs. **ALVARO OSORIO LONGO MUSA DOS SANTOS,** Brazilian, separated, business administrator, domiciled in the City of São Paulo, State of São Paulo, at Rua São Benedito, 1325, House 45, district of

Alto da Boa Vista, bearer of the Identity Card No. 3.137.871 SSP/SP, and registered with the Individual Taxpayers' Register of the Ministry of Finance under CPF No. 067.645.928-53, and **ARY OSWALDO MATTOS FILHO,** Brazilian, divorced, lawyer, domiciled in the City of São Paulo, State of São Paulo, at Al. Joaquim Eugênio de Lima, 447, 6th floor, district of Jardim Paulista, bearer of the Identity Card No. 2.633.603 SSP/SP, and registered with the Individual Taxpayers' Register of the Ministry of Finance under CPF No. 120.931.248-87, and **JOSE ROBERTO MENDONÇA DE BARROS,** Brazilian, married, economist, domiciled in the City of São Paulo, State of São Paulo, at Rua José Pereira de Queirós, 57, district of Pacaembu, bearer of the Identity Card No. 2.965.578-X SSP/SP, and registered with the Individual Taxpayers' Register of the Ministry of Finance under CPF No. 005.761.408-30, and **LUIZ FELIPE PALMEIRA LAMPREIA,** Brazilian, married, diplomat, domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Ataulfo de Paiva, 341, Suite 605, district of Leblon, bearer of the Identity Card No. 684-MRE, and registered with the Individual Taxpayers' Register of the Ministry of Finance under CPF No. 290.744.287-20, and **PEDRO PULLEN PARENTE,** Brazilian, judicially separated, engineer, domiciled in the City of Porto Alegre, State of Rio Grande do Sul, at Av. Erico Veríssimo, 400, 6th floor, district of Azenha, bearer of the Identity Card No. 193.545 SSP/DF, and registered with the Individual Taxpayers' Register of the Ministry of Finance under CPF No. 059.326.371-53.

4.16. To set the aggregate amount of the annual compensation payable to the members of the Company's senior management for the current year of 2007, at a maximum of R$2,928,000.00 for the members of the Board of Directors, and at a maximum of R$72,000.00 for the members of the Executive Board.

4.17. To approve the Stock Option Plan reflected in the attached Exhibit 9, which is an integral part hereof.

4.18. To determine that publications by the Company shall hereafter be made in the newspaper *Valor Econômico*.

4.19. To authorize the Board of Directors to (*i*) take all actions and steps required for the Company to conduct a secondary public offering of shares ("Public Offering"), and (*ii*) practice any and all acts that may be necessary for the implementation and consummation of the resolutions taken at this meeting.

4.20. To register that no fiscal council member was heard on the above matters, as the Fiscal Council is not currently instated.

5. Closing: There being no further business to transact, these minutes were drawn up, and subsequently read, found to conform, approved and signed by all those in attendance of this meeting. Signatures: Gilberto Mifano – Chairman; Hélcio Fajardo Henriques – Secretary; By PRIME S.A. CORRETORA DE CÂMBIO E VALORES, Carlos Alberto Reis; By C.M. CAPITAL MARKETS CCTVM LTDA., Everaldo Araújo de Oliveira, By SAFRA CORRETORA DE VALORES E CÂMBIO LTDA., Angelo Romeu D'Elia Filho; DECIO GOLDFARB; By SANTANDER BRASIL S.A. CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS, Arnaldo Bonaldi Dutra; By BANESPA S.A. CORRETORA DE CÂMBIO E TÍTULOS, João Carlos Fernandes Pimenta; By MONTE CIPRÉS S.A., Angelo Romeu D'Elia Filho; By PROSPER S.A. CORRETORA DE

SUP. DE ASSUNTOS LEGAIS DE ACORDO BOVESPA

VALORES E CÂMBIO, Marcelo Vieira da Silva Oliveira Costa; By DIFERENCIAL CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS, Pedro Luiz Szabo; By GIF HOLDING LLC, Juliana Wagner da Cunha Gomes Saad; by SENSO CORRETORA DE CÂMBIO E VALORES MOBILIÁRIOS S.A., Fernando Sansão Ramos; By ITAUBANK CORRETORA DE CÂMBIO, TÍTULOS E VALORES MOBILIÁRIOS and BANCO ITAÚ BBA S.A., Eduardo M. Sancovsky; By CITIBANK DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A, Márcio Veronesi Alves; By BANCO BBM S.A., Mirihem Comunale; UNIBANCO INVESTSHOP CORRETORA DE VALORES MOBILIÁRIOS E CÂMBIO S.A., Lucimar Sant'anna; By FINAMBRAS CORRETORA DE CÂMBIO, TÍTULOS E VALORES MOBILIÁRIOS, Cristiana Aparecida de Barros; ESCRITÓRIO LEROSA S.A. CORRETORES DE VALORES, João Roberto Lerosa Filho; By MERCANTIL DO BRASIL CORRETORA S.A., CÂMBIO, TÍTULOS E VALORES MOBILIÁRIOS, Luiz Carlos de Araújo; By UBS PACTUAL CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A., João Guilherme Dalfabbiro; By MILLENNIUM CORRETORA DE CÂMBIO E VALORES MOBILIÁRIOS S.A, Luiz Jorge Meiro Biasio; CREDIT SUISSE BRASIL S.A. CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS, Odilon Fernandes de Pinho Neto; HEDGING-GRIFFO CORRETORA DE VALORES S.A., André Luiz dos Santos Freitas; PLANNER CORRETORA DE VALORES S.A., Carlos Arnaldo Borges de Souza; By DEUTSCHE BANK CORRETORA DE VALORES S.A., Marcello Giuseppe Giácomo Siciliano; By DEUTSCHE BANK S.A. – BANCO ALEMÃO, Rui Fernando Ramos Alves; By GERAÇÃO FUTURO CORRETORA DE VALORES LTDA., Afonso Arno Arnhold; By THECA CORRETORA DE CÂMBIO, TÍTULOS E VALORES MOBILIÁRIOS LTDA., Ney Castro Alves; INTRA S.A. CORRETORA DE CÂMBIO E VALORES, Ezra Safra; By GRADUAL CORRETORA DE CÂMBIO, TÍTULOS E VALORES MOBILIÁRIOS S.A., Agostinho Renaldi Junior; By BRADESCO S.A. CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS, Aníbal César Jesus dos Santos; By UBS CORRETORA DE CÂMBIO E VALORES MOBILIÁRIOS S.A., Aldo Santos Laureano Junior; By TENDÊNCIA CORRETORA DE CÂMBIO, TÍTULOS E VALORES MOBILIÁRIOS LTDA., Leo Kryss; By LEVYCAM CORRETORA DE CÂMBIO E VALORES LTDA., Flávio Ulhoa Levy; By SOLIDEZ CORRETORA DE CÂMBIO, TÍTULOS E VALORES MOBILIÁRIOS LTDA., Chao Em Ming; By AMERICAINVEST CORRETORA DE CÂMBIO, TÍTULOS E VALORES MOBILIÁRIOS LTDA., Luiz Kleber Hollinger da Silva; By MANCHESTER S.A. CORRETORA DE CÂMBIO E TÍTULOS, Adolir Albino Rossi; ÁGORA-SENIOR CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A., Edgard da Silva Ramos; WALPIRES S.A. CORRETORA DE CÂMBIO, TÍTULOS E VALORES MOBILIÁRIOS, Sueli Ferreira Pires e Sérgio Ferreira Pires; By SLW CORRETORA DE VALORES E CÂMBIO LTDA, Robson Domingues de Queiroz; By CITIGROUP GLOBAL MARKETS BRASIL CORRETORA DE CÂMBIO, TÍTULOS E VALORES MOBILIÁRIOS, Roberto Futtmann Serwaczak Slowinski and Roberto Maran; By HSBC CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A., Eduardo Alberto Angelis; By H.H. PICCHIONI S.A. CORRETORA DE CÂMBIO E VALORES MOBILIÁRIOS, Heitor Picchioni and Marivaldo Costa Charies; By STRATEGIC INVESTMENTS I INC., Kenneth Antunes Ferreira; By PETRA PERSONAL TRADER CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS, Fernando Marques de Marsillac Fontes; By

SUP. DE ASSUNTOS LEGAIS DE ACORDO BOVESPA

ESCRITÓRIO RUY LAGE SOCIEDADE CORRETORA DE TÍTULOS S.A., Eduardo Renno Lage; By OLIVEIRA FRANCO SOCIEDADE CORRETORA DE VALORES E CÂMBIO, Carlos Adolpho de Oliveira Franco; By CONCÓRDIA S.A. CORRETORA DE VALORES MOBILIÁRIOS, CÂMBIO, COMMODITIES S.A., Marcelo Canguçu de Almeida; By BANCO J.P. MORGAN S.A., Cristina Pereira Monteiro and Marcio Bonfiglioli; By PILLA CORRETORA DE VALORES MOBILIÁRIOS E CÂMBIO LTDA., Waldir Antonio Heck; By CORETORA SOUZA BARROS CÂMBIO E TÍTULOS S.A., Carlos Alberto Botelho de Souza Barros; By INDUSVAL S.A. CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS, Luiz Masagão Ribeiro; By FATOR S.A. CORRETORA DE VALORES, Armênio dos Santos Gaspar Neto; VOTORANTIM CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA., Abraham Bragança de Vasconcelos Weintraub; By LINK S.A. CORRETORA DE CÂMBIO, TÍTULOS E VALORES MOBILIÁRIOS, Norberto Lanzara Giangrande Junior; PEDRO LUIZ CERIZE; By LUIS TEREPINS, Pedro Luiz Cerize; By ABN AMRO REAL CORRETORA DE CÂMBIO E VALORES MOBILIÁRIOS S.A., Beatriz Arruda Outeiro; By POLINVEST CORRETORA DE CÂMBIO, TÍTULOS E VALORES MOBILIÁRIOS LTDA., Nassin Kalili; By SOCOPA SOCIEDADE CORRETORA PAULISTA S.A., Álvaro Augusto Vidigal; By TÍTULO CORRETORA DE VALORES S.A., Márcio Martins Cardoso; By SOCIÉTÉ GÉNÉRALE S.A. CORRETORA DE CÂMBIO, TÍTULOS E VALORES MOBILIÁRIOS, Pascal François Vitantino; TALARICO CORRETORA DE CÂMBIO E TÍTULOS MOBILIÁRIOS LTDA., Luiz Carlos Talarico; By ATIVA S.A. CORRETORA DE TÍTULOS, CÂMBIO E VALORES, Augusto Afonso Teixeira de Freitas; By SCHAHIN CORRETORA DE CÂMBIO E VALORES MOBILIÁRIOS S.A., Fernando Suzuki; By ING BANK N.V. and ING CORRETORA DE CÂMBIO, TÍTULOS E VALORES MOBILIÁRIOS LTDA., Fernando Polato de Oliveira; By FINABANK CORRETORA DE CÂMBIO, TÍTULOS E VALORES MOBILIÁRIOS LTDA., Edison Roberto Marcellino; By AMARIL FRANKLIN CORRETORA DE TÍTULOS E VALORES LTDA., Amaril Franklin; ROBERTO RUHMAN; ANTONIO CARLOS DE FREITAS VALLE; By TRG SOF HOLDINGS III LLC and TRG SPVI LLC, Gustavo Santamaria Carvalhal Ribas; By MUNDIVEST S.A. CORRETORA DE CÂMBIO E VALORES MOBILIÁRIOS, João Carlos de Magalhães Lanza; By SPINELLI S.A. CORRETORA DE VALORES MOBILIÁRIOS E CÂMBIO, Nelson Bizzacchi Spinelli; By OMAR CAMARGO CORRETORA DE CÂMBIO E VALORES LTDA., Omar Camargo Filho; By CORRETORA GERAL DE VALORES E CÂMBIO LTDA., Ede Gasperin; By MAGLIANO S.A. CORRETORA DE CÂMBIO E VALORES MOBILIÁRIOS, Raymundo Magliano Filho; MULTICRED CORRETORA DE VALORES E CÂMBIO S.A., José de Ribamar Oliveira Costa; By LEHMAN BROS. SPECIAL FINANCE INC., Roberto Azzi de Moraes; BES SECURITIES DO BRASIL S.A. CORRETORA DE CÂMBIO E VALORES MOBILIÁRIOS, Mércia Carmeline Alves Bruno; By QUALITY CORRETORA DE CÂMBIO, TÍTULOS E VALORES MOBILIÁRIOS, Sérgio Alves Pessanha; By ALBATROSS CORRETORA DE CÂMBIO E VALORES S.A., Francisco Eusébio de Souza; By BANIF CORRETORA DE TÍTULOS, VALORES MOBILIÁRIOS E CÂMBIO S.A., Fábio Feola and Paulo Cezar Rodrigues; MORGAN STANLEY DEAN WITTER CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A., Kenneth Antunes Ferreira; By DIAS DE SOUZA VALORES SOCIEDADE CORRETORA LTDA., Arthur Celso Dias de Souza; By CRUZEIRO DO

SUP. DE ASSUNTOS LEGAIS DE ACORDO BOVESPA

SUL S.A. CORRETORA DE VALORES, Flávio Nunes Ferreira Rietmann; By UMUARAMA S.A. CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS, Marcos Pizarro Mello Ourivio; By BRASCAN S.A. CORRETORA DE TÍTULOS E VALORES, Marcus Vinicius Mathias Pereira; By MERRILL LYNCH S.A. CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS, Ricardo Siqueira Lanfranchi; By INTERFLOAT HZ CORRETORA DE CÂMBIO, TÍTULOS E VALORES MOBILIÁRIOS LTDA., Roberto Lombardi de Barros; By NOVINVEST CORRETORA DE VALORES MOBILIÁRIOS LTDA., José Oswaldo Morales Junior; By PAX CORRETORA DE VALORES E CÂMBIO LTDA., Mario Henrique Alves de Queiroz; By CODEPE CORRETORA DE VALORES S.A., Fernando Bastos de Aguiar; By COINVALORES CORRETORA DE CÂMBIO E VALORES MOBILIÁRIOS LTDA., Fernando Ferreira da Silva Telles; By SOLIDUS S.A. CORRETORA DE CÂMBIO E VALORES MOBILIÁRIOS, Débora de Souza Morsch; By GERALDO CORRÊA CORRETORA DE VALORES MOBILIÁRIOS S.A., Mariela Carvalho Correa Lima; By TOV CORRETORA DE CÂMBIO, TÍTULOS E VALORES MOBILIÁRIOS LTDA., Maria Gustava Heller Brito; By ISOLDI S.A. CORRETORA DE VALORES MOBILIÁRIOS, Carlos Alberto da Silveira Isoldi; By CEDAR HILL HOLDING II LLC, André Alarcon.

This is a true copy of the original drawn up in the proper register.

(sgd)
Hélcio Fajardo Henriques
Secretary

(sgd)
Nora Matilde Rachman
Brazilian Bar Association, São Paulo Chapter, OAB/SP No.97.983

Initialed stamp of approval: Legal Department

Stamp and bar code:
"State Treasury Office
Commercial Registry of the State of São Paulo - JUCESP
"I certify the registration hereof under No. 310.258/07-8."
(sgd)
Cristiane da Silva F. Corrêa
Secretary General"

LIST OF EXHIBITS ATTACHED TO THE MINUTES OF THE EXTRAORDINARY SHAREHOLDERS' MEETING HELD ON AUGUST 28, 2007, AT 4:30 pm.

EXHIBIT 1 Justification and Protocol for Merger of Shares of Bolsa de Valores de São Paulo S.A. – BVSP "

SUP. DE ASSUNTOS LEGAIS DE ACORDO BOVESPA

EXHIBIT 2	Justification and Protocol for Merger of Shares of Companhia Brasileira de Liquidação e Custódia – CBLC.
EXHIBIT 3	Valuation Report of the shares of BVSP, prepared by APSIS.
EXHIBIT 4	Valuation Report of the shares of CBLC, prepared by APSIS.
EXHIBIT 5	Subscription List.
EXHIBIT 6	Ownership Structure List for CBLC.
EXHIBIT 7	Ownership Structure List for BVSP.
EXHIBIT 8	New Bylaws of Bovespa Holding S.A.
EXHIBIT 9	Stock Option Plan

BOVESPA
HOLDING

FREE TRANSLATION OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON AUGUST 28, 2007, AT 4:40 pm.

BOVESPA HOLDING S.A.

(As of August 28, 2007, a private company incorporated in the Federative Republic of Brazil)

Commercial Registry Enrollment NIRE No.35.300.339.576
Brazilian Federal Taxpayer CNPJ No.08.695.953/0001/23
Rua XV de Novembro, 275
01013-001 São Paulo, SP, Brazil

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON AUGUST 28, 2007

1. **Date, Time and Place:** On August 28, 2007, at 4:40 pm, at the registered office of the Company, located in the City of São Paulo, State of São Paulo, at Rua XV de Novembro, 275, Downtown district.

2. **Attendance:** Messrs. Raymundo Magliano Filho, Chairman of the Board; Nelson Bizzacchi Spinelli, Deputy Chairman of the Board; Alfredo Egydio Setúbal, Alvaro Osório Longo Musa dos Santos, Ary Oswaldo Mattos Filho, Luiz Felipe Palmeira Lampreia, Manoel Horacio Francisco da Silva and Pedro Pullen Parente, Directors. Justified absence of Director José Roberto Mendonça de Barros.

3. **Presiding Officer:** Raymundo Magliano Filho – Chairman.

4. **Resolutions taken by unanimous vote and without qualifications:**

4.1 To approve the allocation to senior management members of the aggregate remuneration set for the current year by the extraordinary shareholders' meeting held on the date hereof, in accordance with Exhibit 1 to these minutes, which having been initialed by the Presiding Officers, shall be filed at the Company's registered office.

5. **CLOSING:** There being no further business to transact, these minutes were drawn up, and subsequently read, found to conform, approved and signed by all directors in attendance. Signatures: Raymundo Magliano Filho, Chairman; Nelson Bizzacchi Spinelli; Deputy Chairman; Alfredo Egydio Setúbal, Álvaro Osório Longo Musa dos Santos, Ary Oswaldo Mattos Filho, Luiz Felipe Palmeira Lampreia, Manoel Horacio Francisco da Silva and Pedro Pullen Parente, Directors.

I certify that this is a true copy of the original drawn up in the proper register.

(sgd)
Raymundo Magliano Filho
Chairman of the Board of Directors

(sgd)
Nora Matilde Rachman
Brazilian Bar Association, São Paulo Chapter, OAB/SP No.97.983
Initialed stamp of approval: Legal Department

BOVESPA
HOLDING

BOVESPA HOLDING S.A.
Companhia Aberta
CNPJ Nº 08.695.953/0001-23 - NIRE 35.300.339.576

FREE TRANSLATION OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON AUGUST 28, 2007, AT 4:45 pm (AS FILED AND REGISTERED WITH THE COMMERCIAL REGISTRY OF THE STATE OF SÃO PAULO).

Stamp: Receipt for filing No. 1.335.889/07-3
(bar code)

Stamp of review by: Plenary Session

BOVESPA HOLDING S.A.

(As of August 28, 2007, a private company incorporated in the Federative Republic of Brazil)

Commercial Registry Enrollment NIRE No.35.300.339.576
Brazilian Federal Taxpayer CNPJ No.08.695.953/0001/23
Rua XV de Novembro, 275
01013-001 São Paulo, SP, Brazil

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON AUGUST 28, 2007

1. **Date, Time and Place:** On August 28, 2007, at 4:45 pm, at the registered office of the Company, located in the City of São Paulo, State of São Paulo, at Rua XV de Novembro, 275, Downtown district.

2. **Attendance:** Messrs. Raymundo Magliano Filho, Chairman of the Board; Nelson Bizzacchi Spinelli, Deputy Chairman of the Board; Alfredo Egydio Setúbal, Alvaro Osório Longo Musa dos Santos, Ary Oswaldo Mattos Filho, Luiz Felipe Palmeira Lampreia, Manoel Horacio Francisco da Silva and Pedro Pullen Parente, Directors. Justified absence of Director José Roberto Mendonça de Barros.

3. **Presiding Officer:** Raymundo Magliano Filho – Chairman.

4. **Resolutions taken by unanimous vote and without qualifications:**

4.1 To elect the following persons as members of the Executive Board of the Company, for unified terms of office ending as of the date of the annual shareholders' meeting to take place in 2010.

(a) to act as Chief Executive Officer, Mr. **GILBERTO MIFANO**, Brazilian, married, business administrator, resident and domiciled in the Capital City of the State of São Paulo, with offices at Rua XV de Novembro, 275, Downtown district, bearer of the Identity Card No. 3.722.086 issued by the SSP/SP, registered with the Individual Taxpayers' Register of the Ministry of Finance under CPF No. 566.164.738-72;

(b) to act as Chief Finance Officer, Mr. **FRANCISCO CARLOS GOMES**, Brazilian, single, business administrator, resident and domiciled in the Capital City of the State of São Paulo, with offices at Rua XV de Novembro, 275, Downtown district, bearer of the Identity Card No. 6.488.432, registered with the Individual Taxpayers' Register of the Ministry of Finance under CPF No. 949.862.078-49; and

(c) to act as <u>Corporate Affairs Officer</u>, Mr. **HÉLCIO FAJARDO HENRIQUES**, Brazilian, married, economist, resident and domiciled in the Capital City of the State of São Paulo, with offices at Rua XV de Novembro, 275, Downtown district, bearer of the Identity Card No. 5.168.247-4, registered with the Individual Taxpayers' Register of the Ministry of Finance under CPF No. 180.717.247-34.

4.2 To designate the Chief Executive Officer, Mr. Gilberto Mifano, to discharge duties also as Investor Relations Officer of the Company.

4.3 To register that the executive officers elected at this meeting of the Board of Directors shall take office by means of signing instruments of investiture in the proper register, at which time they shall provide the no-liability statements required by law.

5. CLOSING: There being no further business to transact, these minutes were drawn up, and subsequently read, found to conform, approved and signed by all directors in attendance. Signatures: Raymundo Magliano Filho, Chairman; Nelson Bizzacchi Spinelli; Deputy Chairman; Alfredo Egydio Setúbal, Álvaro Osório Longo Musa dos Santos, Ary Oswaldo Mattos Filho, Luiz Felipe Palmeira Lampreia, Manoel Horacio Francisco da Silva and Pedro Pullen Parente, Directors.

I certify that this is a true copy of the original drawn up in the proper register.

(sgd)
Raymundo Magliano Filho

Chairman of the Board of Directors

(sgd)
Nora Matilde Rachman
Brazilian Bar Association, São Paulo Chapter, OAB/SP No.97.983

Initialed stamp of approval: Legal Department

Stamp and bar code:
"State Treasury Office
Commercial Registry of the State of São Paulo - JUCESP
"I certify the registration hereof under No. 310.259/07-1."
(sgd)
Cristiane da Silva F. Corrêa
Secretary General"

BOVESPA
HOLDING

BOVESPA HOLDING S.A.
Companhia Aberta
CNPJ Nº 08.695.953/0001-23 - NIRE 35.300.339.576

FREE TRANSLATION OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON AUGUST 28, 2007, AT 4:50 pm (AS FILED AND REGISTERED WITH THE COMMERCIAL REGISTRY OF THE STATE OF SÃO PAULO).

BOVESPA HOLDING S.A.

(As of August 28, 2007, a private company incorporated in the Federative Republic of Brazil)
Commercial Registry Enrollment NIRE No.35.300.339.576
Brazilian Federal Taxpayer CNPJ No.08.695.953/0001/23
Rua XV de Novembro, 275
01013-001 São Paulo, SP, Brazil

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON AUGUST 28, 2007

1. **Date, Time and Place:** On August 28, 2007, at 4:50 pm, at the registered office of the Company, located in the City of São Paulo, State of São Paulo, at Rua XV de Novembro, 275, Downtown district.

2. **Attendance:** Messrs. Raymundo Magliano Filho, Chairman of the Board; Nelson Bizzacchi Spinelli, Deputy Chairman of the Board; Alfredo Egydio Setúbal, Alvaro Osório Longo Musa dos Santos, Ary Oswaldo Mattos Filho, Luiz Felipe Palmeira Lampreia, Manoel Horacio Francisco da Silva and Pedro Pullen Parente, Directors. Justified absence of Director José Roberto Mendonça de Barros.

3. **Presiding Officer:** Raymundo Magliano Filho – Chairman.

4. **Resolutions taken by unanimous vote and without qualifications:**

4.1 To appoint the following persons to act as members of the Executive Boards of the Company's subsidiaries:

(a) For the Executive Board of BOLSA DE VALORES DE SÃO PAULO S.A. – BVSP, the São Paulo Stock Exchange, the following persons are appointed: to act as Chief Executive Officer, Mr. Gilberto Mifano, and to act as Executive Officers, Messrs. Francisco Carlos Gomes, Hélcio Fajardo Henriques, Ricardo Pinto Nogueira, Luiz Gonzaga de Oliveira Simões, João Batista Fraga, Marcos Antonio Costa e Silva, Luiz Antônio de Oliveira Abdal and Ms. Nora Matilde Rachman;

(b) For the Executive Board of COMPANHIA BRASILEIRA DE LIQUIDAÇÃO E CUSTÓDIA – CBLC, the Brazilian Clearing and Depository Corporation, the following persons are appointed: to act as Chief Executive Officer, Mr. Gilberto Mifano, and to act as Executive Officers, Messrs. Francisco Carlos Gomes, Hélcio Fajardo Henriques, Reinaldo Cilurzo, and Ms. Amarilis Prado Sardenberg.

4.2 To approve the contents of the affirmative votes the Company shall cast at the shareholders' meetings of its subsidiaries Bolsa de Valores de São Paulo S.A. – BVSP,

and Companhia Brasileira de Liquidação e Custódia – CBLC, such that the latter two companies shall cast votes to elect the following persons as members of the Board of Directors of BOVESPA SUPERVISÃO DE MERCADOS – BSM: Ms. Maria Cecilia Rossi and Messrs. Alkimar Ribeiro Moura and Luiz Eduardo Martins Ferreira.

4.3 To confirm the appointment and hiring of PricewaterhouseCoopers Auditores Independentes to act as independent auditors of the Company, pursuant to the form and time period established in the applicable law.

4.4 To approve the "Manual on the Policy for Disclosure of Material Developments and Trading in Securities" (*Manual da Política de Divulgação de Ato ou Fato Relevante e Negociação de Valores Mobiliários*), the full text of which, as initialed by the Company directors, is attached hereto as Exhibit 1, and shall be filed at the Company's registered office.

4.5 Pursuant to the Stock Option Plan approved at the extraordinary shareholders' meeting held on the date hereof, to approve the Company's "Recognition Program," the full text of which, as initialed by the Company directors, is attached hereto as Exhibit 2, and shall be filed at the Company's registered office, with the Executive Board being authorized to take all actions required for the granting of the stock options contemplated in the Plan and the Program.

5. CLOSING: There being no further business to transact, these minutes were drawn up, and subsequently read, found to conform, approved and signed by all directors in attendance. Signatures: Raymundo Magliano Filho, Chairman; Nelson Bizzacchi Spinelli; Deputy Chairman; Alfredo Egydio Setúbal, Álvaro Osório Longo Musa dos Santos, Ary Oswaldo Mattos Filho, Luiz Felipe Palmeira Lampreia, Manoel Horacio Francisco da Silva and Pedro Pullen Parente, Directors.

I certify that this is a true copy of the original drawn up in the proper register.

(sgd)
Raymundo Magliano Filho
Chairman of the Board of Directors

(sgd)
Nora Matilde Rachman
Brazilian Bar Association, São Paulo Chapter, OAB/SP No.97.983

Initialed stamp of approval: Legal Department

Stamp and bar code:

BOVESPA HOLDING S.A.
Companhia Aberta
CNPJ Nº 08.695.953/0001-23 - NIRE 35.300.339.576

"State Treasury Office
Commercial Registry of the State of São Paulo - JUCESP
"I certify the registration hereof under No. 310.260/07-3."
(sgd)
Cristiane da Silva F. Corrêa
Secretary General"

LIST OF REGISTERED EXHIBITS ATTACHED TO THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON AUGUST 28, 2007, AT 4:50 pm.

EXHIBIT 1 "Manual on the Policy for Disclosure of Material Developments and Trading in Securities" (*Manual da Política de Divulgação de Ato ou Fato Relevante e Negociação de Valores Mobiliários*)

EXHIBIT 2 "Recognition Program" related to the Stock Option Program approved at the extraordinary shareholders' meeting of the Company held at 4:30 pm, on August 28, 2007.

DOC. 09 – Minutes of the special shareholders' meetings – August 22, 2007

FREE TRANSLATION OF THE MINUTES OF THE EXTRAORDINARY SHAREHOLDERS' MEETING HELD ON AUGUST 22, 2007, AT 10 am.

BOVESPA HOLDING S.A.

(As of August 22, 2007, a private company incorporated in the Federative Republic of Brazil)

Commercial Registry Enrollment NIRE No.35.300.339.576
Brazilian Federal Taxpayer CNPJ No.08.695.953/0001/23
Rua XV de Novembro, 275
01013-001 São Paulo, State of São Paulo, Brazil

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS' MEETING HELD ON AUGUST 22, 2007

1. Place, Date and Time: the registered office of the Company, located in the city of São Paulo, State of São Paulo, at Rua XV de Novembro, 275 (part occupancy), Downtown district, on August 22, at 10 a.m.

2. Call notice and Attendance: Call notice waived pursuant to article 124, paragraph 4, of Law No. 6.404/1976, by virtue of the presence of shareholders representing the totality of the capital stock, according to the signatures included in the List of Shareholders' Attendance.

3. Presiding Officers: Chairman: Gilberto Mifano; Secretary: Hélcio Fajardo Henriques.

4. Resolutions taken by unanimous vote and without qualifications:

4.1. To amend the Company's management structure in order to establish a Board of Directors, composed of three effective members, all of whom will be elected for unified two-year terms, and may be removed, by the shareholders' meeting. The directors shall have unified two-year terms of office. As a result, Articles 9 to 11 of the Bylaws become effective with the following new wording:

> *"ARTICLE 9 – The Company shall be managed by a Board of Directors and an Executive Board.*
>
> *Sole paragraph – The members of the Board of Directors and the Executive Board shall be invested in their offices by signing in the proper register the corresponding instruments of investiture. Upon being invested in their offices, directors and officers shall remain in office until their successors are elected and take Office.*
>
> *ARTICLE 10 - The Board of Directors shall be composed of three effective members, who shall all be elected for unified two-year terms, and may be removed, by decision of the shareholders' meeting, reelection being permitted.*
>
> *Paragraph 1 – The shareholders' meeting shall appoint the Chairman and the Deputy Chairman of the Board of Directors.*
>
> *Paragraph 2 – Each term of office shall end on the date of the second annual shareholders' meeting held after the election of the directors.*

Paragraph 3 - The meetings of the Board shall be called by the Chairman or, in his or her absence, by the Deputy Chairman, by means of written notice, which shall indicate the place, date and time of the meeting, as well as the agenda. Meetings convened with the presence of all directors shall be deemed validly convened, irrespective of the calling formalities.

Paragraph 4 – Unless otherwise foreseen in these Bylaws, the resolutions of the Board of Directors shall pass upon the affirmative vote of the majority of the directors present at the meetings.

Paragraph 5 - In the event of temporary absence of a director, or vacancy of an office in the Board, the substitute shall be appointed as follows: (i) in the event of a vacancy, the other members of the Board of Directors shall appoint a temporary substitute, who shall serve until the date of the first shareholders' meeting held after the vacancy, which shall fill in the vacancy; and (ii) in the event of temporary absence or impediment of any director, this director shall be represented at meetings of the Board of Directors by another director he or she will appoint in writing. At meetings of the Board of Directors, the representative of a director, in addition to voting for him or herself, shall vote for the director he or she may be representing.

Paragraph 6 - It shall be incumbent on the Board of Directors:

(a) to set the general business policies of the Company, including approval of, or changes to, the annual budget, and the overall strategic guidelines and goals, including strategies for subsequent periods;

(b) to elect and remove the executive officers of the Company, and to assign their duties, with due regard for the provisions in these Bylaws;

(c) to supervise management by the executive officers, including by examining the books and records of the Company, as well as to request information about agreements, whether already executed or to be entered into, and about any other actions;

(d) to set the individual compensation of the senior management members, in case the shareholders' meeting sets an aggregate compensation amount;

(e) to call shareholders' meetings;

(f) to review and issue an opinion on the management's report and the accounts submitted by the Executive Board;

(g) to submit to the shareholders' meeting proposals on allocations of the net income for the year; and

(h) to authorize the purchase of shares issued by the Company for purposes of cancellation or to maintain them as treasury stock for subsequent disposal.

ARTICLE 11 - The Executive Board shall be the corporate body responsible for representing the Company, and managing its business operations, including by practicing all acts that may necessary for this purpose.

Paragraph 1 - The Executive Board, whose members shall be elected or removed at any time by the Board of Directors, shall be composed of three executive

officers, one of whom shall be designated the Chief Executive Officer, and the others shall be executive officers without specific title. All executive officers shall be elected for two-year terms, reelection being permitted.

Paragraph 2 - In his or her temporary absences or impediments, the Chief Executive Officer shall designate his or her substitute between any of the other two executive officers.

Paragraph 3 - In the event of vacancy in the office of chief executive, the interim substitute shall be either of the two other executive officers, as mutually resolved between them. The substitute shall discharge such duties until the date of a meeting of the Board of Directors that the Chairman of the Board shall promptly call to fill in the vacant office and elect the substitute chief executive to serve for the remainder of the term of office.

Paragraph 4 - In the event of temporary absences or impediments of the other executive officers, the substitute shall be another officer chosen by the Chief Executive Officer.

Paragraph 5 - In the event of a vacancy in any of the other offices of the Executive Board, the Chief Executive Officer shall choose an executive officer to act as interim substitute, who shall accumulate duties until the date of the first meeting of the Board of Directors held after the event.

Paragraph 6 - It shall be incumbent on the Executive Board to comply, and enforce compliance with these Bylaws, and with the resolutions of the Board of Directors and of the shareholders' meeting. It shall further be incumbent on the Executive Board, within its sphere of competence, to practice all acts that may be necessary for the management of the business operations of Company.

Paragraph 7 - It shall be incumbent on the Chief Executive Officer:

(a) to call and preside over the meetings of the Executive Board;

(b) to submit to the Board of Directors proposals concerning the composition of the Executive Board;

(c) to guide and coordinate the performance of the other executive officers;

(d) to direct all activities related to the general planning of the Company's business and the businesses of its controlled companies;

(e) to keep the members of the Board of Directors abreast of the Company's activities and the progress of its operations, as well as to respond to requests from the Board of Directors, with due regard for the legal and regulatory rules concerning transactions protected by bank secrecy and secrecy about other legally comparable transactions; and

(f) to discharge other duties that may be assigned to him or her by the Board of Directors.

Paragraph 8 - It shall be incumbent on the other executive officers to assist and support the Chief Executive Officer in managing the Company business, as well as to discharge other duties assigned to them by the Board of Directors, under guidance and coordination provided by the Chief Executive Officer.

Paragraph 9 - The Executive Board shall validly meet with the presence of at least two executive officers, and shall pass resolutions by absolute majority of votes cast by those in attendance to the meeting, provided that, in the event of a tie, the Chief Executive Officer shall have an additional casting vote.

Paragraph 10 - The resolutions of the Executive Board shall be recorded in minutes drawn up in the register of minutes of meetings of the Executive Board, which the executive officers in attendance shall sign."

4.2. To elect the following persons as members of the Board of Directors established hereby, who immediately upon acquiring at least one share issued by the Company shall be invested in their offices for unified terms ending on the data of the annual shareholders' to be held in 2010, by means of signing instruments of investiture in the proper register, at which time they shall provide the no-liability statements required by law. To act as Chairman of the Board of Directors (*i*) **Raymundo Magliano Filho**, Brazilian, divorced, business administrator, bearer of the Identity Card No. 2.737.295, registered with the Individual Taxpayers' Register of the Ministry of Finance under CPF No. 032.883.078-04, resident and domiciled in the Capital City of the State of São Paulo, at Rua Bela Cintra, 986, 2nd floor; to act as Deputy Chairman of the Board of Directors (*ii*) **Nelson Bizzacchi Spinelli,** Brazilian, married, business administrator, bearer of the Identity Card No. 2.653.229 issued by the SSP/SP, registered with the Individual Taxpayers' Register of the Ministry of Finance under CPF No. 002.602.158-72, resident and domiciled in the Capital City of the State of São Paulo, at Avenida Brigadeiro Faria Lima, 1.355, 4th floor; and to act as Director (*iii*) **Gilberto Mifano**, Brazilian, married, business administrator, bearer of the Identity Card No. 3.722.086 issued by the SSP/SP, registered with the Individual Taxpayers' Register of the Ministry of Finance under CPF No. 566.164.738-72, resident and domiciled in the Capital City of the State of São Paulo, with offices at Rua XV de Novembro, 275, Downtown.

4.3. To ratify the amount of the annual compensation of the Company's senior management, set at the extraordinary shareholders' meeting dated July 10, 2007, for the Board of Directors to decide on the individual allocation of that amount.

4.4. To approve the increase of the authorized limit of the capital stock to a total of three million (3,000,000) common shares, for new issues implemented by resolution of the shareholders' meetings, irrespective of amendments to these Bylaws. As a result, the shareholders resolve to include a Paragraph 7 to Article 5 of the Bylaws of the Company, which becomes effective with the following wording:

"*Paragraph 7 - Within the maximum limit of three million (3,000,000) common shares, the shareholders' meeting may approve new issues, thereby increasing the capital stock, irrespective of any amendment to these Bylaws. In this event, the shareholders' meeting shall set the issue price and the number of shares to be issued, as well as the terms and conditions of payment of the issue price, provided that, pursuant to the law, any proposed asset contribution shall be contingent upon approval of a valuation report of the assets by the shareholders' meeting.*"

4.5. Within the limit of the authorized capital stock set forth in Paragraph 7 of Article 5 of these Bylaws, to approve the issue of registered subscription warrants (hereinafter Warrants), for the issue price of one Brazilian *real* (R$1.00) each. The rights under any such Warrant shall be exercisable pursuant to the conditions stated in the Warrant, a

standard form of which is attached to these minutes as Exhibit I, and shall be issued with the following characteristics:

4.5.1. Issue Price and Payment Conditions: The issue price per Warrant shall be one Brazilian *real* (R$1.00), which shall be fully paid-in by its acquirer on the date hereof.

4.5.2. Terms and Conditions for Exercising the Rights under Subscription Warrants: The rights granted to holders of Warrants shall be exercisable only by their holders of record, (*i*) beginning on the date of completion of the independent audit of the Company prepared as of the year ending December 31, 2007, and ending as of December 31, 2008, and, (*ii*) if the following conditions shall have been cumulatively met, (a) the capital stock of the Company shall amount to a minimum of one billion, three hundred and nine million, eight hundred and ninety-two thousand, five hundred and forty-nine *Reais*, and ninety-nine centavos (R$1,309,892,549.99), divided into a minimum of six hundred and thirty-five million, eight hundred and seventy thousand, one hundred and seventy (635,870,170) shares, as a result of the completion of a corporate restructuring process scheduled to be proposed, reviewed and decided upon at the shareholders' meeting to be held on August 28, 2007; and (b) the initial public offering, or IPO, of the Company shall have been registered with the Brazilian Securities Commission (*Comissão de Valores Mobiliários*), or CVM, and the Company shall have been registered as a public company with such market regulatory authority.

4.5.3. Number and Kinds of Shares for which the Warrants shall be Exercisable: Each Warrant shall entitle its holder to subscribe for two million, eight hundred and thirty thousand (2,830,000) shares issued by the Company, in one or more lots, provided the rights under each such Warrant shall be exercised within the term assigned for such purpose under item 3.1.2 of the Warrant whose standard form is attached hereto as Exhibit I. The number of shares being acquired upon exercise of the rights granted by a Warrant shall be automatically adjusted in the event of a change in the number of shares issued by the Company on account of either an issue of bonus shares, or of share split or reversed split or any change in the number of shares other than a share subscription. The total number of shares to be issued upon exercise of a Warrant, as adjusted in the form indicated above, shall hereinafter be referred to as "Warrant Shares").

4.5.4. Issue Price of the Warrant Shares: The issue price of the Warrant Shares shall be two Brazilian *reais* and six centavos (R$2.06) per Warrant Share, which as the case may be shall be proportionately adjusted pursuant to item 4.5.3 above, as well as adjusted in proportion to the number of shares being issued in related capital increase, such that the aggregate issue price for subscription of the totality of the Warrant Shares shall remain unaltered.

4.6. Conditions for Payment of the Warrant Shares: The Warrant Shares shall be paid in upon their subscription, in Brazilian currency, with the Warrant holder subscribing for such Warrant Shares having undertaken, by means of a written commitment filed with the Company's registered office, to abstain from disposing of or encumbering any Warrant until the date of maturity thereof, and agreed to have such undertaking registered in the proper register, and inuring to the benefit of third parties consisting of the current and future shareholders of the Company, hereby represented by the Company.

4.6.1. Dividends: The Warrant Shares shall be entitled to any undeclared dividends beginning as of the year in which they are issued.

4.7. To record that, upon express waiver of the preemptive rights to which the shareholders of the Company are entitled, the Bovespa Institute of Social and Environmental Responsibility (*Instituto Bovespa de Responsabilidade Social e Ambiental*) subscribed for the subscription warrants, which it paid-in on the date hereof, in Brazilian currency.

4.8. To authorize the Management to practice any and all acts necessary or convenient for the implementation of the resolutions taken at this meeting.

5. <u>Closing</u>: There being no further business to transact, these minutes were drawn up, and subsequently read, found to conform, approved and signed by the Presiding Officers and by all shareholders in attendance. São Paulo, August 22, 2007.

Signatures: Gilberto Mifano – Chairman; Hélcio Fajardo Henriques – Secretary; <u>Shareholders</u>: Companhia Brasileira de Liquidação e Custódia – By Gilberto Mifano and Francisco Carlos Gomes; and Bovespa Serviços e Participações S.A. - By Gilberto Mifano and Hélcio Fajardo Henriques.

This is a true copy of the original drawn up in the proper register.

Hélcio Fajardo Henriques
Secretary

Nora Matilde Rachman
Brazilian Bar Association, São Paulo Chapter, OAB/SP No.97.983

DOC. 10 – Minutes of the special shareholders' meeting – August 15, 2007

FREE TRANSLATION OF THE MINUTES OF THE EXTRAORDINARY SHAREHOLDERS' MEETING HELD ON AUGUST 15, 2007, AT 10 am. AND ATTACHMENT (AS FILED AND REGISTERED WITH THE COMMERCIAL REGISTRY OF THE STATE OF SÃO PAULO).

Stamp: Receipt for filing No. 0.473.979/07-0
(bar code)

Stamp of review by: Plenary Session

BOVESPA HOLDING S.A.

(As of August 15, 2007, a private company incorporated in the Federative Republic of Brazil)

Commercial Registry Enrollment NIRE No.35.300.339.576
Brazilian Federal Taxpayer CNPJ No.08.695.953/0001/23
Rua XV de Novembro, 275
01013-001 São Paulo, State of São Paulo, Brazil

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS' MEETING HELD ON AUGUST 15, 2007

1. Place, Date and Time: the registered office of the Company, located in the city of São Paulo, State of São Paulo, at Rua XV de Novembro, 275 (part occupancy), Downtown district, on August 15, at 10 am.

2. Call notice and Attendance: Call notice waived pursuant to article 124, paragraph 4, of Law No. 6.404/1976, by virtue of the presence of shareholders representing the totality of the capital stock, according to the signatures included in the List of Shareholders' Attendance. Also in attendance were the following executive officers: Gilberto Mifano, Hélcio Fajardo Henriques, Francisco Carlos Gomes.

3. Presiding Officers: Chairman: Gilberto Mifano; Secretary: Hélcio Fajardo Henriques.

4. Resolutions taken by unanimous vote and without qualifications:

4.1. To approve for due legal purposes, the semi-annual balance sheet prepared as of June 29, 2007, pursuant to Article 18 of the Bylaws, given that there are no other balance sheets previously approved by a shareholders' meeting, since the Company was organized early in 2007.

4.2. To approve the reverse split of the Company shares, observing a ratio of 500 existing shares per three shares of the same kind, with the resulting adjustment of the shareholders' positions, such that they all shall maintain their proportionate interests in the Company shares. Thus, the capital stock of R$1,000.00, shall be represented by six common, registered shares, without par value, and Article 5 of the Bylaws shall become effective with the following wording: "**Article 5**. The capital stock of the Company amounts to One thousand Brazilian *reais* (R$1,000.00), represented by six (6) common, registered shares, without par value."

4.3. To authorize Management to practice any and all acts that may be necessary for the implementation of the resolutions taken at this meeting.

SUP. DE ASSUNTOS LEGAIS
DE ACORDO
BOVESPA

5. <u>Closing</u>: There being no further business to transact, these minutes were drawn up, and subsequently read, found to conform, approved and signed by the Presiding Officers and by all shareholders in attendance.

Signatures: Gilberto Mifano – Chairman; Hélcio Fajardo Henriques – Secretary; <u>Shareholders</u>: Companhia Brasileira de Liquidação e Custódia – By Gilberto Mifano and Francisco Carlos Gomes; and Bovespa Serviços e Participações S.A. - By Gilberto Mifano and Hélcio Fajardo Henriques.

This is a true copy of the original drawn up in the proper register.

Hélcio Fajardo Henriques
Secretary

Nora Matilde Rachman
Brazilian Bar Association, São Paulo Chapter, OAB/SP No.97.983

Initialed stamp of approval: Legal Department

Stamp and bar code:
"State Treasury Office
Commercial Registry of the State of São Paulo
"I certify the registration hereof under No. 304.363/07-8."
Cristiane da Silva F. Corrêa
Secretary General"

SUP. DE ASSUNTOS LEGAIS DE ACORDO BOVESPA

FREE TRANSLATION OF THE DOCUMENT ATTACHED TO THE MINUTES OF THE EXTRAORDINARY SHAREHOLDERS' MEETING HELD ON AUGUST 15, 2007, AT 10 am.

REGISTERED ATTACHMENTS

BALANCE SHEET	Year:2007	Period: April to June
Company: EDSP68 Participações S.A.	Address: Rua Pamplona, 960 (part occupancy)	Brazilian Federal Taxpayer CNPJ No.08.695.953/0001/23
	Commercial Registry Enrollment NIRE No.35.300.339.576	
Group: **Assets**	Drawn up: as of June 29, 2007	Page 00012
Current Assets		
Cash and cash availabilities		
Cash	12.38	12.38
Total current assets		12.38
Total assets		**12.38**

BALANCE SHEET	Year:2007	Period: April to June
Company: EDSP68 Participações S.A.	Address: Rua Pamplona, 960 (part occupancy)	Brazilian Federal Taxpayer CNPJ No.08.695.953/0001/23
	Commercial Registry Enrollment NIRE No.35.300.339.576	
Group: **Liabilities**	Drawn up: as of June 29, 2007	Page 00013
Shareholders' Equity		
Paid-in capital stock		
Domestic Capital	1,000.00	1,000.00
Income (Loss)		
Accrued Losses	(987.62)	(987.62)
Total shareholders' equity		12.38
Total liabilities		**12.38**

We recognize the accuracy of this Balance Sheet, whose assets and liabilities are state uniformly at twelve reais and thirty-eight centavos (R$12.38). Statement qualified as to the liability of the accountant, which is limited only to the formal technical aspects, given that the work has been performed based on elements, data and receipts provided by the company's management, which is liable for the accuracy and truthfulness thereof.

São Paulo, June 29, 2007

(sgd)
EDSP68 Participações S/A
Eduardo Duarte
Executive officer - Federal Taxpayer CPF No. 024974417-15

(sgd)
AFS Assess. Fiscal e Serv. Ltda. - CRC 00339370
Ana Rabello
Accountant – CRC/RJ No. 021490/0-3

(continued)

FREE TRANSLATION OF THE DOCUMENT ATTACHED TO THE MINUTES OF THE EXTRAORDINARY SHAREHOLDERS' MEETING HELD ON AUGUST 15, 2007, AT 10 am.

REGISTERED ATTACHMENTS

Company: EDSP68 Participações S.A.	Address: Rua Pamplona, 960 (part occupancy)	Brazilian Federal Taxpayer CNPJ No.08.695.953/0001/23
	Commercial Registry Enrollment NIRE No.35.300.339.576	

INCOME STATEMENT	Six-month period ended June 29, 2007		Page 00014
Operating revenues (Expenses)			
Administrative expenses	(546.00)		
Tax charges	(229.06)		
Financial expenses	(1.84)		
Other expenses	(199.32)		
Social charges	(11.40)		
Total operating revenues (expenses)...	....		(987.62)
Operating revenues (expenses)		(987.62)	
Non-operating revenues (expenses)			
Before provisions		(987.62)	
After provisions		(987.62)	
Total income (loss) for the period		(987.62)	

We recognize the accuracy of this Income Statement.

São Paulo, June 29, 2007

(sgd)	(sgd)
EDSP68 Participações S/A	AFS Assess. Fiscal e Serv. Ltda. - CRC 00339370
Eduardo Duarte	Ana Rabello
Executive officer - Federal Taxpayer CPF No. 024974417-15	Accountant – CRC/RJ No. 021490/0-3

DOC. 11 – Minutes of the special shareholders' meeting – July 10, 2007

FREE TRANSLATION OF THE MINUTES OF THE EXTRAORDINARY SHAREHOLDERS' MEETING HELD ON JULY 10, 2007, AT 10 am.

EDSP68 PARTICIPAÇÕES S.A.

(As of July 10, 2007, a private company incorporated in the Federative Republic of Brazil)

Commercial Registry Enrollment NIRE No.35.300.339.576
Brazilian Federal Taxpayer CNPJ No.08.695.953/0001/23
Rua XV de Novembro, 275
01013-001 São Paulo, State of São Paulo, Brazil

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS' MEETING HELD ON JULY 10, 2007

1. Place, Date and Time: the registered office of the Company, located in the city of São Paulo, State of São Paulo, at Rua Pamplona, 960 (part occupancy), district of Jardim Paulista, Postal Code 01405-001, on July 10, 2007, at 10 a.m.

2. Call notice and Attendance: Call notice waived pursuant to article 124, paragraph 4, of Law No. 6.404/1976, by virtue of the presence of shareholders representing the totality of the capital stock, according to the signatures included in the List of Shareholders' Attendance.

3. Presiding Officers: Chairman: Gilberto Mifano; Secretary: Hélcio Fajardo Henriques.

4. Resolutions taken by unanimous vote and without qualifications:

4.1. To change the Company's name, which currently is "EDSP68 Participações S.A.," to "BOVESPA HOLDING S.A.";

4.2. To change the business purpose of the Company, whose primary purpose shall be "to hold equity or ownership interests in other companies located in Brazil or abroad, as partner or shareholder";

4.3. To approve the change of the Company's registered office from Rua Pamplona, 960 (part occupancy), district of Jardim Paulista, Postal Code 01405-001, in the City of São Paulo, State of São Paulo, to Rua XV de Novembro, 275 (part occupancy), Downtown district, also in the City of São Paulo, State of São Paulo;

4.4. As a result of the above resolutions, to amend Articles 1, 2 and 3 of the Bylaws, which become effective with the following new wording: "**Article 1** - BOVESPA HOLDING S.A. is a private company governed by these Bylaws and by the applicable legal provisions." - "**Article 2** - The business purpose of the Company shall be to hold equity or ownership interests in other companies located in Brazil or abroad, as partner or shareholder." and "**Article 3** - The Company has its registered office and jurisdiction in the city of São Paulo, State of São Paulo, and may open, transfer and close branches, agencies, offices or other premises anywhere within Brazilian territory or abroad, upon a resolution of the Executive Board."

4.5. To record the resignations of Mr. Eduardo Duarte from the office as Chief Executive Officer and of Ms. Simone Bürck Silva from the office as Executive Officer without specific title;

4.6. To elect the following persons as members of the Executive Board of the Company: to act as Chief Executive Officer, Mr. Gilberto Mifano, Brazilian, married, business administrator, bearer of the Identity Card No. 3.722.086 issued by the SSP/SP, registered with the Individual Taxpayers' Register of the Ministry of Finance under CPF No. 566.164.738-72, resident and domiciled in the Capital City of the State of São Paulo, with offices at Rua XV de Novembro, 275, Downtown district; and to act as Executive Officers without specific title, Messrs. Hélcio Fajardo Henriques, Brazilian, married, economist, bearer of the Identity Card No. 5.168.247-4, registered with the Individual Taxpayers' Register of the Ministry of Finance under CPF No. 180.717.247-34, resident and domiciled in the Capital City of the State of São Paulo, with offices at Rua XV de Novembro, 275, Downtown district; e Francisco Carlos Gomes, Brazilian, single, business administrator, bearer of the Identity Card No. 6.488.432, registered with the Individual Taxpayers' Register of the Ministry of Finance under CPF No. 949.862.078-49, resident and domiciled in the Capital City of the State of São Paulo, with offices at Rua XV de Novembro, 275, Downtown district, all of whom shall be invested in their offices for unified two-year terms ending on the data of the annual shareholders' to be held to review and judge the Company's financial statements as of December 31, 2008, by means of signing instruments of investiture in the proper register, at which time they shall provide the no-liability statements required by law;

4.7. To set the aggregate amount of the annual compensation of the executive officers at a maximum of one thousand Brazilian *reais* (R$1,000.00), to be allocated among the executive officers.

5. Closing: There being no further business to transact, these minutes were drawn up, and subsequently read, found to conform, approved and signed by the Presiding Officers and by all shareholders in attendance.

Signatures: Gilberto Mifano – Chairman; Hélcio Fajardo Henriques – Secretary; Shareholders: Companhia Brasileira de Liquidação e Custódia – By Gilberto Mifano and Francisco Carlos Gomes; and Bovespa Serviços e Participações S.A. - By Gilberto Mifano and Hélcio Fajardo Henriques.

This is a true copy of the original drawn up in the proper register.

Hélcio Fajardo Henriques
Secretary

Nora Matilde Rachman
Brazilian Bar Association, São Paulo Chapter, OAB/SP No.97.983

Gilberto Mifano
Chairman

Hélcio Fajardo Henriques
Secretary

COMPANHIA BRASILEIRA DE LIQUIDAÇÃO E CUSTÓDIA

By Gilberto Mifano and Francisco Carlos Gomes

BOVESPA SERVIÇOS E PARTICIPAÇÕES S.A.

By Gilberto Mifano and Hélcio Fajardo Henriques

bia/mww/bovespa/bovespa_EN_AGE 10jul2007_Altera ES_Nome-Sede-Objeto_mw080114-151.doc
01152008

DOC. 12 – Minutes of the special shareholders' meeting – January 31, 2007

FREE TRANSLATION OF THE MINUTES OF THE MEETING OF FOUNDING SHAREHOLDERS AND INCORPORATION ACTS OF **EDSP68 PARTICIPAÇÕES S.A.** HELD ON JANUARY 31, 2007, AT 10 am

EDSP68 PARTICIPAÇÕES S/A.
(A private company incorporated in the Federative Republic of Brazil as of the date hereof)
Rua Pamplona, 960 (part occupancy)
01405-001 São Paulo, State of São Paulo, Brazil

MINUTES OF THE MEETING OF FOUNDING SHAREHOLDERS AND INCORPORATION ACTS OF EDSP68 PARTICIPAÇÕES S/A.

1. DATE, TIME AND PLACE: on January 31, 2007, at 10 am, at the registered office of the Company, located at Rua Pamplona, 960 (part occupancy), district of Jardim Paulista, Postal Code 01405-001, in the City of São Paulo, State of São Paulo.

2. ATTENDANCE: Founding shareholders representing the totality of the subscribers for shares representing the capital stock of the Company organized hereby, as duly identified in the Subscription List, attached as Exhibit 1 to these Minutes of the Meeting of Founding Shareholders and Incorporation Acts of the Company, namely: Eduardo Duarte and Simone Bürck Silva.

3. PRESIDING OFFICERS: Chairman: Eduardo Duarte
Secretary: Simone Bürck Silva

4. CALL NOTICE: Call notice waived pursuant to article 124, paragraph 4, of Law No. 6.404/76.

5. RESOLUTIONS:

5.1. Approval of the incorporation of a closely held corporation under the name **EDSP68 PARTICIPAÇÕES S/A.**, with registered office and jurisdiction at Rua Pamplona, 960 (part occupancy), district of Jardim Paulista, Postal Code 01405-001, in the City of São Paulo, State of São Paulo.

5.2. Approval of an initial capital stock of one thousand Brazilian *reais* (R$1,000.00), represented by one thousand (1,000) common, registered shares, without par value, at an issue price of one Brazilian *real* (R$1.00) each, all of them hereby subscribed for. The shareholders paid-in an amount corresponding to ten percent (10%) of the capital stock, in Brazilian currency amounting to one hundred *reais* (R$100.00), which were deposited at a blocked account at Banco do Brasil S/A., pursuant to the requirements of articles 80, III and 81 of Law No. 6404/76, and in accordance with the Subscription List and Deposit Receipt that are attached hereto as Exhibits1 and 2 to these Minutes of the Meeting of Founding Shareholders and Incorporation Acts of **EDSP68 PARTICIPAÇÕES S/A.**

5.3. Approval of the Bylaws of the Company, whose full text constitutes the document attached as Exhibit 3 to these Minutes of the Meeting of Founding Shareholders and Incorporation Acts, such that upon having met all applicable legal requirements, the shareholders declared the company **EDSP68 PARTICIPAÇÕES S/A.** as having been duly incorporated.

5.4. Election of Mr. EDUARDO DUARTE, Brazilian, legally separated, lawyer, enrolled with the Brazilian Bar Association, São Paulo Chapter, under OAB/SP No.105.312-A, registered with the Individual Taxpayers' Register of the Ministry of Finance under CPF No. 024.974.417-15, resident and domiciled in the city of São Paulo, State of São Paulo, with offices at Rua Pamplona, 960 (part occupancy), district of Jardim Paulista, Postal Code 01405-001, to act as Chief Executive Officer; and Ms. SIMONE BÜRCK SILVA, Brazilian, single, of age, born on October 19, 1965, administrative assistant, bearer of the Identity Card No. 07131820-8, issued by the IFP/RJ, registered with the Individual Taxpayers' Register of the Ministry of Finance under CPF No. 843.420.307-30, resident and domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua da Candelária, 79, Penthouse 01, Downtown district, Postal Code 20091-020, to act as executive officer without specific title, with unified two-year terms of office, both of whom represent not to have incurred in any of the liabilities and crimes foreseen under the law, which could prevent them from performing business activities, whereupon they were invested in their offices by means of signing appropriate instruments of investiture, which shall be filed with the registered office of the Company .

5.5. The aggregate amount of the annual compensation of the executive officers was set at nine thousand and six hundred Brazilian *reais* (**R$ 9,600.00**).

5.6. The shareholders authorized these Minutes to be drawn up in summary form, pursuant to Article 130, paragraph 1 of Law No. 6404/76.

6. CLOSING: There being no further business to transact, these minutes were drawn up, and subsequently read, found to conform, and unanimously approved by the founding shareholders of the Company.

7. FOUNDING SHAREHOLDERS: Eduardo Duarte; Simone Bürck Silva.

This is a true copy of the original drawn up in the proper register.

EDUARDO DUARTE
CHAIRMAN

SIMONE BÜRCK SILVA
SECRETARY

APPROVAL OF COUNSEL

EDUARDO DUARTE
BRAZILIAN BAR ASSOCIATION, SÃO PAULO CHAPTER, OAB/SP No.105.312-A

EXHIBIT 1

EDSP68 PARTICIPAÇÕES S/A.

MINUTES OF THE MEETING OF FOUNDING SHAREHOLDERS
AND INCORPORATION ACTS OF **EDSP68 PARTICIPAÇÕES S/A.**
HELD ON JANUARY 31, 2007.

SUBSCRIPTION LIST

1. SHAREHOLDER: EDUARDO DUARTE, Brazilian, legally separated, lawyer, enrolled with the

 CONTINUED PAGE 4

Brazilian Bar Association, São Paulo Chapter, under OAB/SP No.105.312-A, registered with the Individual Taxpayers' Register of the Ministry of Finance under CPF No. 024.974.417-15, resident and domiciled in the city of São Paulo, State of São Paulo, with offices at Rua Pamplona, 960 (part occupancy), district of Jardim Paulista, Postal Code 01405-001.

2. NUMBER OF SUBSCRIBED SHARES: Nine hundred and ninety (990) common, registered shares, without par value.

3. SUBSCRIPTION AMOUNT: Nine hundred and ninety Brazilian *reais* (R$990.00).

4. TERM AND CONDITIONS OF PAYMENT OF THE SUBSCRIPTION PRICE: Ninety-nine Brazilian *reais* (R$99.00) hereby paid-up in Brazilian currency. The balance of eight hundred and ninety-one Brazilian *reais* (R$891.00) shall be fully paid-in on or before December 31, 2007.

São Paulo, January 31, 2007.

EDUARDO DUARTE

EXHIBIT 1

EDSP68 PARTICIPAÇÕES S/A.

MINUTES OF THE MEETING OF FOUNDING SHAREHOLDERS
AND INCORPORATION ACTS OF **EDSP68 PARTICIPAÇÕES S/A.**
HELD ON JANUARY 31, 2007.

SUBSCRIPTION LIST

1. SHAREHOLDER: SIMONE BÜRCK SILVA, Brazilian, single, of age, born on October 19, 1965, administrative assistant, bearer of the Identity Card No. 07131820-8, issued by the IFP/RJ, registered with the Individual Taxpayers' Register of the Ministry of Finance under CPF No. 843.420.307-30, resident and domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua da Candelária, 79, Penthouse 01, Downtown district, Postal Code 20091-020.

2. NUMBER OF SUBSCRIBED SHARES: Ten (10) common, registered shares, without par value.

3. SUBSCRIPTION AMOUNT: Ten Brazilian *reais* (R$10.00).

4. TERM AND CONDITIONS OF PAYMENT OF THE SUBSCRIPTION PRICE: One Brazilian *real* (R$1.00) hereby paid-up in Brazilian currency. The balance of nine Brazilian *reais* (R$9.00) shall be fully paid-in on or before December 31, 2007.

São Paulo, January 31, 2007.

SIMONE BÜRCK SILVA

EXHIBIT 2

DEPOSIT RECEIPT

[A COPY OF THIS EXHIBIT WAS NOT AVAILABLE]

EXHIBIT 3

BYLAWS OF EDSP68 PARTICIPAÇÕES S/A.

CHAPTER I
NAME, REGISTERED OFFICE, JURISDICTION, DURATION AND CORPORATE PURPOSE

ARTICLE 1. **EDSP68 PARTICIPAÇÕES S/A.** is a private company governed by the common business practices, as well as by these Bylaws and the applicable legal provisions.

ARTICLE 2 . The corporate purpose of the Company shall be to use its own capital resources to hold equity or ownership interests in other business or commercial companies, and to purchase, sell and manage real properties and implement real estate developments.

ARTICLE 3. The Company has its registered office and jurisdiction in the city of São Paulo, State of São Paulo, at Rua Pamplona, 960 (part occupancy), district of Jardim Paulista, Postal Code 01405-001, in the City of São Paulo, State of São Paulo and may open, transfer and close branches, main branches, agencies, deposits and representation offices anywhere within Brazilian territory or abroad, upon a resolution of the Executive Board.

ARTICLE 4. The Company shall begin operations on January 31, 2007, and shall have an indefinite

term of duration.

CHAPTER II
CAPITAL STOCK AND SHARES

ARTICLE 5. The capital stock of the Company amounts to One thousand Brazilian *reais* (R$1,000.00), represented by one thousand (1,000) common, registered shares, without par value.

Paragraph 1. All shares shall be registered shares, and may be book-entry in form, in which event they shall be maintained at deposit accounts opened in the names of theirs holders at a depositary financial institution designated by the Board of Directors, and the fees foreseen in paragraph 3 of Article 35 of Law No. 6.404/76 may be charged from them.

Paragraph 2. Each common share shall entitle its holder to one vote in resolutions of the shareholders' meetings.

Paragraph 3. The incorporation of profits or other reserves into the capital stock shall be made without increases in the number of issued shares. Unless previously approved by a special shareholders' meeting, upon the affirmative vote of shareholders representing the majority of the common shares, share splits or reverse splits shall be expressly prohibited.

Paragraph 4. Debentures or participation certificates convertible into shares, as well as subscription warrants issued pursuant to the alternatives contemplated in Article 172 of Law No. 6404/76 may be issued by the Company without granting of preemptive rights to existing shareholders, provided such condition is approved at a special shareholders' meeting, upon the affirmative vote of shareholders representing the majority of the common shares.

Paragraph 5. Amendments to these bylaws concerning provisions governing the kinds and/or classes of shares the company may issue shall not require unanimous approval of all possibly affected shareholders, such that a sufficient quorum to resolve shall comprise both a majority of the voting shares, and of the existing shares of the relevant kind or class.

Paragraph 6. Issues of convertible debentures, subscription warrants and other securities convertible into shares, as well as of participation certificates, whether or not convertible into shares, and also the granting of call options concerning the shares shall depend upon the affirmative vote of shareholders representing a majority of the relevant kind or class of shares.

ARTICLE 6. Share certificates shall be signed by two executive officers acting jointly, or attorneys-in-fact vested with special powers. The Company may issue share certificates or multiple share certificates.

Sole Paragraph. On replacing share certificates or issuing second copies of registered share certificates, the Company may charge a fee corresponding to the costs incurred for such purpose.

ARTICLE 7. The amounts paid by the Company by way of redemption of shares in the event of exercise of withdrawal rights by a shareholder as authorized by law, shall be equivalent to the fair

value of such shares, as determined based on a valuation process conducted as contemplated in Law No. 9.457/97, if the fair value of the shares, as determined pursuant to Article 45 of Law No. 6.404/76, were to be lower than the book value of the net equity per share.

ARTICLE 8. The Company shall refrain from registering any transfers of shares not conforming to the requirements of a Shareholders' Agreement, provided such agreement shall have been filed with the Company's registered office.

CHAPTER III
MANAGEMENT

ARTICLE 9. The Company shall be managed by an Executive Board composed of three effective members, who shall be residents of Brazil, whether or not shareholders of the Company, who shall also be elected, and may be removed, by decision of the shareholders' meeting, with due regard for the provisions of these Bylaws. One of the executive officers shall be the Chief Executive Officer and the others shall be executive officers without specific title.

Paragraph 1. The executive officers shall be elected for two-year terms, reelection being permitted. The directors shall remain in their offices until their successors are elected and take office.

Paragraph 2. The executive officers shall take office by means of signing instruments of investiture in the Register of Meetings of the Executive Board. Any elected officer shall take office at the shareholders' meeting that elects them, and not other formalities shall be required.

Paragraph 3. In the event of a vacancy in the office of an executive officer, the shareholde4rs' meeting shall be called to fill in the vacancy, and the substitute thus elected shall perform his or her duties for the remainder of the term of office. Elections of executive officers shall taker place with due regard for the rights of election by separate vote contemplated in Paragraph 2 of Article 5 of these Bylaws.

Paragraph 4. In their temporary absences or occasional impediments, the executive officers shall designate their interim substitutes.

Paragraph 5. It shall be incumbent on the Executive Board to grant leaves of absences to any officer, which shall not be in excess of thirty (30) days, in the case of a leave with pay.

Paragraph 6. The shareholders' meeting shall set the compensation of the executive officers as either an individual or aggregate amount. The executive officers shall be dispensed with posting bond.

ARTICLE 10. The Executive Board A shall have full powers to administer and manage the Company's business, and may practice all acts necessary or convenient for the performance and consummation of the Company's corporate purpose, as stated in these Bylaws.

Paragraph 1. In addition to other matters foreseen in these Bylaws, it shall be incumbent on the Executive Board, as a corporate body, to perform the following duties:

a) To set the general business policies of the Company;

b) to supervise management activities performed by the executive officers, including by examining the books and records of the Company, as well as to request information about agreements, whether already signed or to be entered into, and about any other matter or actions;

c) to review and issue an opinion on the reports, accounts, budgets and proposals prepared by any executive officer for submission to the shareholders' meeting; and

d) to allocate amongst its members the aggregate amount of annual compensation set by the shareholders' meeting, as applicable.

Paragraph 2. The Executive Board shall meet preferably at the registered office of the Company, whenever the corporate interests so require, by means of three-day prior written call notice sent by the Chief Executive Officer detailing the agenda. The formalities related to the call notice and the prior period may be waived in writing, provided all executive officers shall so waive these formalities.

Paragraph 3. Meetings of the Executive Board shall be convened only upon attendance by a minimum of two (2) executive officers. Any officer that remits its vote in writing about the matters included in the agenda shall be considered present at the meeting.

Paragraph 4. The decisions of the Executive Board shall pass with the affirmative vote of a majority of its members in attendance of the meeting.

Paragraph 5. Minutes of the meetings of the Executive Board shall be drawn up in detail and transcribed in the proper register.

ARTICLE 11. It shall be incumbent on all executive officers to represent the Company as Plaintiff or Defendant, in and our of court, as well as, within their sphere of competence, to execute and enforce the execution of all decisions of the Executive Board and of the shareholders' meeting, with due regard for the limitations set forth in these Bylaws.

ARTICLE 12. The Company may only assume obligations or undertake liabilities, waive rights, settle or compromise, give release or dispose of, or encumber any of the permanent assets of the Company, as well as issue, secure or endorse checks or credit instruments, if represented in any such act or document by the Chief Executive Officer, acting individually, or by two (2) executive officers acting jointly, or by one (1) executive officer and one (1) attorney-in-fact, acting jointly, or by two (2) attorneys-in-fact acting jointly, provided they shall have been vested with special representation powers for any such act or document, with due regard for the provisions in paragraph 1 of this Article concerning the granting of powers of attorney.

Paragraph 1. Powers of attorney granted by the Company shall always be signed by the Chief Executive Officer, acting individually, or by two (2) executive officers acting jointly, and shall compulsorily specify the powers granted and establish a term of effectiveness not to exceed one year,

except in the case of powers of attorney granted for judicial purposes, which may have an indefinite term of effectiveness.

Paragraph 2. In exceptional events, the Company may be represented in any of the acts listed in the main provision of this Article by one executive officer or by one attorney-in-fact, acting individually, provided in each such exceptional event there shall be express approval granted by the Executive Board.

CHAPTER IV
SHAREHOLDERS' MEETING

ARTICLE 13. An annual shareholders' meeting shall be held within the period of four months following the end of the fiscal year for the purposes contemplated by the applicable law. Extraordinary shareholders' meetings may be held at any time, if the Company interests so require.

Paragraph 1. Call notices of shareholders' meetings may be given, pursuant to the applicable law, by any two (2) executive officers. The shareholders' meetings shall be chaired by the Chief Executive Officer, who shall designate one or more secretaries.

Paragraph 2. Unless otherwise foreseen in the law or these Bylaws, the resolutions of the shareholders' meetings shall pass by a majority vote, abstentions not being computed.

Paragraph 3. The shareholders may be represented at shareholders' meetings by attorneys-in-fact appointed pursuant to Paragraph 1 of Article 126 of Law No. 6.404/76, with the relevant powers of attorney being deposited at the Company's registered office at a minimum three (3) days prior to the date scheduled for the shareholders' meeting.

CHAPTER V
FISCAL COUNCIL

ARTICLE 14. The Company shall have a non-permanent Fiscal Council, which shall be installed at the request of shareholders pursuant to the law. If installed, the Fiscal Council shall be composed of three (3) effective members and three (3) alternates, whether or not shareholders, elected by the shareholders' meeting at which shareholders request that it be installed.

Paragraph 1. When in office, the members of the Fiscal Council shall be entitled to a compensation set by the shareholders' meeting that elects them.

Paragraph 2. The decisions of the Fiscal Council shall be taken by a majority vote and registered in the form of minutes drawn up in the proper register.

CHAPTER VI
FISCAL YEAR AND PROFITS

ARTICLE 15. The fiscal year of the Company shall end on December 31 of each year. At the end of the fiscal year, based on the commercial accounting of its operations, the Executive Board shall

prepare the balance sheet and other financial statements required by law, with due regard for the then applicable rules, and shall prepare a proposal for allocation of the net income for the year.

ARTICLE 16. The income for the year shall be adjusted by deduction of accrued losses, if any, by the allocation of five percent (5%) to the formation or maintenance of the legal reserve, which shall not be in excess of twenty percent (20%) of the Company's capital stock. From the balance of net income for the year, as adjusted pursuant to Article 202 of Law No. 6.404/76, if any, twenty-five percent (25%) shall be allocated for payment of the mandatory dividend.

Paragraph 1. In addition, an Investment Reserve is established, whose aggregate amount in no event shall exceed eighty percent (80%) of the amount of the capital stock, as subscribed and issued. An yearly allocation of net income shall be made to this reserve, for an amount not lower than five percent (5%), nor in excess of seventy-five percent (75%) of the net income for the year, as adjusted pursuant to Article 202 of Law No. 6.404/76, for the purpose of financing the expansion of the Company's activities and/or the expansion of its subsidiaries and affiliates, including as carried out by means of increasing their capital stock, or by allocations to the organization of other business ventures.

Paragraph 2. The balance of the adjusted net income for the year, if any, shall be allocated as may be decided by the shareholders' meeting.

ARTICLE 17. Dividends declared to shareholders shall be paid within the assigned legal periods, provided monetary adjustments for inflation and/or accrual of interest shall be required only if so approved by the shareholders' meeting. Dividends declared and not claimed within a period of three (3) years following the declaration date, shall revert to the benefit of the Company.

ARTICLE 18. By resolution of the shareholders' meeting, the Company may draw up semi-annual or other intermediary financial statements for shorter periods, and the shareholders' meeting may declare interim dividends on account of income determined in any such balance sheet, which may be computed as advances of the yearly distributable mandatory dividend, with due regard for the limitations set forth in the applicable law.

Paragraph 1. The shareholders' meeting may further declare interim dividends to the account of retained earnings or profit reserves determined in the most recently drawn up balance sheet, including to the account of the investment reserve provided for in Paragraph 1 of Article 16.

Paragraph 2. The shareholders' meeting may additionally approve interim distributions and pay interest on shareholders' equity, based on the most recent intermediary balance sheet.

Paragraph 3. Interim distributions of dividends or interest on shareholders' equity shall be credited to the shareholders and computed as advances of the annual mandatory dividend.

CHAPTER VII
LIQUIDATION

ARTICLE 19. The Company shall only be dissolved and enter a liquidation procedure based on a

decision of the shareholders' meetings, or in any of the events set forth in the applicable law.

Paragraph 1. The shareholders' meeting that resolves on the liquidation, shall also appoint a liquidator, and set the amount of his or her compensation.

Paragraph 2. At the same shareholders' meeting, if so requested by shareholders individually or collectively representing the minimum percentage of issued shares foreseen in the applicable law, shall elect the Fiscal Council that shall operate during the liquidation procedure."

FOUNDING SHAREHOLDERS: Eduardo Duarte; Simone Bürck Silva.

This is a true copy of the original drawn up in the proper register.

EDUARDO DUARTE
CHAIRMAN

SIMONE BÜRCK SILVA
SECRETARY

APPROVAL OF COUNSEL

EDUARDO DUARTE
BRAZILIAN BAR ASSOCIATION, SÃO PAULO CHAPTER, OAB/SP No.105.312-A

DOC. 13 – Minutes of the board of directors' meeting – February 21, 2008

BOVESPA
HOLDING

(Incorporated in the Federative Republic of Brazil)
Commercial Registry Enrollment NIRE No.35.300.339.576
Brazilian Federal Taxpayer CNPJ No.08.695.953/0001/23
Rua XV de Novembro, 275
01013-001 São Paulo, SP, Brazil
Our shares trade on the São Paulo stock exchange under the symbol "BOVH3"

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON FEBRUARY 21, 2008

1. **DATE, TIME AND PLACE:** On February 21, 2008, at 12:00 pm, at the registered office of the Company, located in the City of São Paulo, State of São Paulo, at Rua XV de Novembro, 275.
2. **CALL NOTICE:** Call notice sent to the members of the Board of Directors, pursuant to Article 26 of the Bylaws.
3. **ATTENDANCE:** All directors were in attendance, either in person or, pursuant to article 26, paragraph 1, of the Bylaws, via conference call (Messrs. Raymundo Magliano Filho - Chairman of the Board, Nelson Bizzacchi Spinelli - Deputy Chairman of the Board, Alfredo Egydio Setubal, Ary Oswaldo Mattos Filho, Luiz Felipe Palmeira Lampreia and Pedro Pullen Parente, Directors.
4. **PRESIDING OFFICERS:** Raymundo Magliano Filho – Chairman and César Augusto Cardoso de Faria - Secretary.
5. **AGENDA:** Deliberations about an increase of the capital stock for compliance with the Stock Option Plan adopted by the Company.
6. **RESOLUTIONS:** To confirm approval granted for the increase of the Company's capital stock from R$1,452,932,572.27 to R$1,453,169,880.81, with the issue, for private subscription, of a total of 110,866 common shares, without par value, for cash payment of the issue price upon subscription. These shares are issued pursuant to Article 168, paragraph 3, of Law No. 6404/76, for the sole purpose of meeting the requirements of the Stock Option Plan of the Company, approved at the Extraordinary Shareholders' Meeting dated August 28, 2007. As clarified, pursuant to the Subscription List filed at the Company's registered office, the new shares are issued, and the issue price set, as a result of options exercised according to the above mentioned Stock Option Plan, such that the number of shares issued for this purpose is within the authorized limit established in the Bylaws and represent 0.0157% of the capital stock. The new shares shall entitle their holders to the same rights and prerogatives enjoyed by holders of existing shares, including as to dividends and cash payments approved for distribution to shareholders. Thus, the capital stock of the Company was increased to a total amount of R$1,453,169,880.81, represented by 705,406,680 common shares, without par value.
7. **CLOSING:** There being no further business to transact, these minutes were drawn up, and subsequently read, found to conform, approved and signed by all directors in attendance. (sgd) Raymundo Magliano Filho, Chairman; Nelson Bizzacchi Spinelli; Deputy Chairman; Alfredo Egydio Setubal, Álvaro Osório Longo Musa dos Santos, Ary Oswaldo Mattos Filho, José Roberto Mendonça de Barros, Luiz Felipe Palmeira Lampreia, Manoel Horacio Francisco da Silva and Pedro Pullen Parente, Directors.

I certify that this is a true copy of the original drawn up in the proper register.

São Paulo, February 21, 2008

César Augusto Cardoso de Faria
Secretary

DOC. 14 – Minutes of the board of directors' meeting – January 17, 2008

BOVESPA
HOLDING

BOVESPA HOLDING S.A.
Companhia Aberta
CNPJ Nº 08.695.953/0001-23 - NIRE 35.300.339.576

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON JANUARY 17, 2008

1. **DATE, TIME AND PLACE:** On January 17, 2008, at 2:00 pm, at the registered office of the Company, located in the City of São Paulo, State of São Paulo, at Rua XV de Novembro, 275.

2. **CALL NOTICE:** Call notice sent to the members of the Board of Directors, pursuant to Article 26 of the Bylaws.

3. **ATTENDANCE:** Messrs. Raymundo Magliano Filho (Chairman of the Board), Nelson Bizzacchi Spinelli (Deputy Chairman of the Board), Alvaro Osório Longo Musa dos Santos, Ary Oswaldo Mattos Filho, José Roberto Mendonça de Barros, Luiz Felipe Palmeira Lampreia, Manoel Horacio Francisco da Silva and Pedro Pullen Parente, Directors. Justified absence of Director Alfredo Egydio Setubal.

4. **PRESIDING OFFICERS:** Raymundo Magliano Filho – Chairman and César Augusto Cardoso de Faria - Secretary.

5. **AGENDA:** Deliberations about the increase of the capital stock for compliance with the Stock Option Plan adopted by the Company under the existing Recognition Program.

6. **RESOLUTIONS TAKEN BY UNANIMOUS VOTE AND WITHOUT QUALIFICATIONS:**

6.1 To confirm approval granted for the increase of the Company's capital stock from R$ 1,452,888,798.77 to R$ 1,452,932,572.27, with the issue, for private subscription, of a total of 20,550 common shares, without par value, for cash payment of the issue price upon subscription. These shares are issued pursuant to Article 168, paragraph 3, of Law No. 6404/76, for the sole purpose of meeting the requirements of the Stock Option Plan of the Company, approved at the Extraordinary Shareholders' Meeting dated August 28, 2007. As clarified, these shares are issued, and the issue price set, as a result of options exercised according to the abovementioned Stock Option Plan, such that the number of shares issued for this purpose is within the authorized limit established in the Bylaws and represent 0.003% of the capital stock. Thus, the capital stock of the Company was increased to R$1,452,932,572.27, represented by 705,295,814 common shares, without par value.

7. **CLOSING:** There being no further business to transact, these minutes were drawn up, and subsequently read, found to conform, approved and signed by all directors in attendance. (sgd) Raymundo Magliano Filho, Chairman; Nelson Bizzacchi Spinelli;

BOVESPA HOLDING S.A.
Companhia Aberta
CNPJ Nº 08.695.953/0001-23 - NIRE 35.300.339.576

Deputy Chairman; Álvaro Osório Longo Musa dos Santos, Ary Oswaldo Mattos Filho, José Roberto Mendonça de Barros, Luiz Felipe Palmeira Lampreia, Manoel Horacio Francisco da Silva and Pedro Pullen Parente, Directors.

I certify that this is a true copy of the original drawn up in the proper register.

São Paulo, January 17, 2008

César Augusto Cardoso de Faria

Secretary

DOC. 15 – Minutes of the board of directors' meeting – December 27, 2007

BOVESPA
HOLDING

BOVESPA HOLDING S.A.

A public company incorporated in the Federative Republic of Brazil
Federal Taxpayer Enrollment CNPJ/MF No. 08.695.953/0001-23
Commercial Registry Enrollment NIRE No. 35.300.339.576

FREE TRANSLATION OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 27, 2007, AT 10:00 am (AS FILED AND REGISTERED WITH THE COMMERCIAL REGISTRY OF THE STATE OF SÃO PAULO).

BOVESPA HOLDING S.A.

(Incorporated in the Federative Republic of Brazil)

Commercial Registry Enrollment NIRE No.35.300.339.576
Brazilian Federal Taxpayer CNPJ No.08.695.953/0001/23
Rua XV de Novembro, 275
01013-001 São Paulo, SP, Brazil
ISIN Code: BRBOVHACNOR5
Our shares trade on the São Paulo stock exchange under the symbol "BVH03"

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 27, 2007

1. **DATE, TIME AND PLACE**: On December 27, 2007, at 10:00 am, the meeting was held by means of a conference call, such as foreseen in Paragraph 1 of Article 26 of the Bylaws of the Company, whose registered office is located in the City of São Paulo, State of São Paulo, at Rua XV de Novembro, 275.

2. **CALL NOTICE**: Call notice sent to the members of the Board of Directors, pursuant to Article 26 of the Bylaws.

3. **ATTENDANCE**: Messrs. Raymundo Magliano Filho (Chairman of the Board), Nelson Bizzacchi Spinelli (Deputy Chairman of the Board), Ary Oswaldo Mattos Filho, José Roberto Mendonça de Barros, Luiz Felipe Palmeira Lampreia and Pedro Pullen Parente, Directors. Justified absences of Directors Alfredo Egydio Setubal, Alvaro Osório Longo Musa dos Santos and Manoel Horacio Francisco da Silva.

4. **PRESIDING OFFICERS**: Mr. Raymundo Magliano Filho – Chairman and Mr. César Augusto Cardoso de Faria - Secretary.

5. **AGENDA:** Deliberations about **(i)** the payment of interest on shareholders' equity for the year 2007.

6. **RESOLUTIONS TAKEN BY UNANIMOUS VOTE:**

Based on Article 46 of the Bylaws, subject to confirmation by the annual shareholders' meeting to be held to review and judge the financial statements as of and for the year ended December 31, 2007, the directors took the following decisions:

(i) Pursuant to Article 9 of Law No. 9,249/95, to distribute and pay interest on shareholders' equity to the Company shareholders in the total amount of R$30,467,891.41, corresponding to R$0.04320 per share, which payment shall be computed as part of the mandatory dividend distribution, in accordance with the applicable legislation;

(ii) The distribution approved at this meeting shall be paid on January 15, 2008, based on the ownership structure prevailing as of December 31, 2007; and

(iii) The Company shares shall trade on the stock exchange cum-interest on shareholders' equity until and including December 28, 2007, whereas beginning on January 2, 2008, trading in these shares shall be closed ex-interest on shareholders' equity.

7. <u>CLOSING</u>: There being no further business to transact, these minutes were drawn up, and subsequently read, found to conform, approved and signed by all directors in attendance. (sgd) Raymundo Magliano Filho, Chairman; Nelson Bizzacchi Spinelli; Deputy Chairman; Ary Oswaldo Mattos Filho, José Roberto Mendonça de Barros, Luiz Felipe Palmeira Lampreia and Pedro Pullen Parente, Directors.

I certify that this is a true copy of the original drawn up in the proper register.

César Augusto Cardoso de Faria

Secretary

DOC. 16 – Minutes of the board of directors' meeting – December 13, 2007

BOVESPA
HOLDING

BOVESPA HOLDING S.A.
Companhia Aberta
CNPJ N.º 08.695.953/0001-23 - NIRE 35.300.339.576

FREE TRANSLATION OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 27, 2007, AT 10:00 am (AS FILED AND REGISTERED WITH THE COMMERCIAL REGISTRY OF THE STATE OF SÃO PAULO).

BOVESPA HOLDING S.A.
(*Incorporated in the Federative Republic of Brazil*)
Commercial Registry Enrollment NIRE No.35.300.339.576
Brazilian Federal Taxpayer CNPJ No.08.695.953/0001/23
Rua XV de Novembro, 275
01013-001 São Paulo, SP, Brazil
ISIN Code: BRBOVHACNOR5
Our shares trade on the São Paulo stock exchange under the symbol "BVH03"

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 13, 2007

1. DATE, TIME AND PLACE: On December 13, 2007, at 1:00 pm, at the registered office of the Company, located in the City of São Paulo, State of São Paulo, at Rua XV de Novembro, 275, Downtown district.

2. CALL NOTICE: Call notice sent to the members of the Board of Directors, pursuant to Article 26 of the Bylaws.

3. ATTENDANCE: Messrs. Raymundo Magliano Filho (Chairman of the Board), Nelson Bizzacchi Spinelli (Deputy Chairman of the Board), Alfredo Egydio Setúbal, Alvaro Osório Longo Musa dos Santos, Ary Oswaldo Mattos Filho, José Roberto Mendonça de Barros, Luiz Felipe Palmeira Lampreia, Manoel Horacio Francisco da Silva and Pedro Pullen Parente, Directors. Also invited to attend, the following persons were present: the Chief Executive Officer, Mr. Gilberto Mifano, the Chief Financial Officer, Mr. Francisco Carlos Gomes and the Corporate Affairs Officer, Mr. Hélcio Fajardo Henriques.

4. PRESIDING OFFICERS: Mr. Raymundo Magliano Filho – Chairman and Mr. César Augusto Cardoso de Faria - Secretary.

5. RESOLUTIONS TAKEN BY UNANIMOUS VOTE AND WITHOUT QUALIFICATIONS:

5.1. Pursuant to indent "v" of Article 28 of the Bylaws, to determine the contents of the affirmative vote the Company shall cast at an extraordinary shareholders' meeting of its subsidiary Bolsa de Valores de São Paulo S.A. – BVSP, the São Paulo Stock Exchange, in connection with the following decisions:

5.1.1. To approve the proposal to amend the Bylaws of BVSP in order for it to conform to the requirements of CVM Instruction No. 461 dated October 23, 2007, by including an additional chapter as "Chapter X", concerning the transitory provisions of Article 30 of the By-laws.

5.2. Pursuant to indent "v" of Article 28 of the Bylaws, to determine the contents of the affirmative vote the Company shall cast at an extraordinary shareholders' meeting of its subsidiary Companhia Brasileira de Liquidação e Custódia, or CBLC, the Brazilian Clearing and Depository Corporation, in connection with the following decisions:

5.2.1. To approve the proposal to amend the Bylaws of CBLC in order for it to conform to the requirements of CVM Instruction No. 461 dated October 23, 2007, by including an additional chapter as "Chapter X", concerning the transitory provisions of Article 30 of the By-laws, with Articles 7 and 14 of the Bylaws.

5.3. Pursuant to indent "v" of Article 28 of the Bylaws, to determine the contents of the affirmative votes the Company subsidiaries, Bolsa de Valores de São Paulo S.A., or BVSP, the São Paulo Stock Exchange, and Companhia Brasileira de Liquidação e Custódia, or CBLC, the Brazilian Clearing and Depository Corporation, shall cast at an extraordinary shareholders' meeting of their affiliate and market surveillance operator, Bovespa Supervisão de Mercado, or BSM, in connection with the following:

5.3.1. To approve the proposal for amendment and restatement of the Bylaws of BSM, in order for it to conform to the requirements of CVM Instruction No. 461 dated October 23, 2007, and for purposes of better establishing the course of certain processes and proceedings, as well as defining spheres of competence, in accordance with the attached **EXHIBIT**, which becomes an integral part hereof.

5.4. Pursuant to indent "v" of Article 28 of the Bylaws, to determine the contents of the affirmative vote the Company shall cast at an extraordinary shareholders' meeting of its subsidiary Companhia Brasileira de Liquidação e Custódia, or CBLC, the Brazilian Clearing and Depository Corporation, in connection with the following decisions:

5.4.1. Pursuant to item XVII of Article 7 of the Bylaws of CBLC, to confirm approval and validate the signatures of the legal representatives of CBLC on the following agreements, under which CBLC assumed obligations that will give it the ability to allocate certain financial resources to ensure the liquidity of trade transactions for whose settlement and clearing it is responsible.

5.4.1.1. Agreements with Banco Bradesco S.A. dated October 11, 2007:

- Bank Credit Certificate – Current Account Overdrafts No. 1.300.546 – granting of a revolving credit facility in the amount of R$275,000,000.00;
- Private Addendum to Credit Agreement – HOT Current Account Overdrafts – granting of a revolving credit facility in the amount of R$500,000,000.00.

5.4.1.2. Agreements with Banco Itaú S.A. dated October 16, 2007:

- Revolving Credit Facility Agreement and Other Covenants executed with Banco Itaú S.A. – extension of a credit facility in the amount of R$200,000,000.00.

5.4.2. Pursuant to item XVII of Article 7 of the Bylaws of CBLC, to authorize the execution, and signing by the legal representatives of CBLC, of the following agreements, under which CBLC shall assume obligations that will give it the ability to

allocate certain financial resources to ensure the liquidity of trade transactions for whose settlement and clearing it is responsible.

5.4.2.1. Agreement with Banco do Brasil S.A.

- Revolving Credit Facility Agreement and Other Covenants - extension of a revolving credit facility in the amount of R$120,000,000.00.

5.4.2.2. Agreement with Banco Alfa S.A.

- Credit Facility Agreement – Revolving Credit - extension of a revolving credit facility in the amount of R$50,000,000.00.

5.4.3. To authorize the Executive Board of CBLC to practice the acts that may be necessary for the contracting of credit facilities up to an amount of R$2,500,000,000.00, provided this is necessary on account of increases in the volume of operations.

5.5. Pursuant to indent "v" of Article 28 of the Bylaws, to determine the contents of the affirmative vote the Company shall cast at an extraordinary shareholders' meeting of its subsidiary Bolsa de Valores de São Paulo S.A. – BVSP, the São Paulo Stock Exchange, in connection with the following decisions:

5.5.1. Pursuant to item XVII of Article 7 of the Bylaws of CBLC, to confirm approval and validate the signatures of the legal representatives of BVSP on Bank Credit Certificate – Current Account Overdrafts No. 1.442.132, dated October 11, 2007 and executed with Banco Bradesco S.A., for an amount of R$20,000,000.00.

5.6. Pursuant to indent "v" of Article 28 of the Bylaws, to determine the contents of the affirmative vote the Company shall cast at extraordinary shareholders' meetings of its subsidiaries, Bolsa de Valores de São Paulo S.A., or BVSP, the São Paulo Stock Exchange, and Companhia Brasileira de Liquidação e Custódia, or CBLC, the Brazilian Clearing and Depository Corporation, for approval of capital expenditures up to a maximum amount of twenty million Brazilian *Reais* (R$20,000,000.00) related to investments in information technology infrastructure to fast track implementation of the project to increase trading execution and post-trading processing capacities.

6. CLOSING: There being no further business to transact, these minutes were drawn up, and subsequently read, found to conform, approved and signed by all directors in attendance and the secretary of the meeting. (sgd) Raymundo Magliano Filho (Chairman of the Board); Nelson Bizzacchi Spinelli (Deputy Chairman of the Board); Alfredo Egydio Setúbal, Alvaro Osório Longo Musa dos Santos, Ary Oswaldo Mattos Filho, José Roberto Mendonça de Barros, Luiz Felipe Palmeira Lampreia, Manoel Horacio Francisco da Silva e Pedro Pullen Parente and César Augusto Cardoso de Faria (secretary).

I certify that this is a true copy of the original drawn up in the proper register.

BOVESPA HOLDING S.A.
Companhia Aberta
CNPJ N.º 08.695.953/0001-23 - NIRE 35.300.339.576

São Paulo, December 13, 2007

César Augusto Cardoso de Faria
Secretary

DOC. 17 – Minutes of the board of directors' meeting – August 28, 2007

BOVESPA
HOLDING

BOVESPA HOLDING S.A.
Companhia Aberta
CNPJ Nº 08.695.953/0001-23 - NIRE 35.300.339.576

FREE TRANSLATION OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON AUGUST 28, 2007, AT 4:50 pm (AS FILED AND REGISTERED WITH THE COMMERCIAL REGISTRY OF THE STATE OF SÃO PAULO).

BOVESPA HOLDING S.A.

(As of August 28, 2007, a private company incorporated in the Federative Republic of Brazil)

Commercial Registry Enrollment NIRE No.35.300.339.576
Brazilian Federal Taxpayer CNPJ No.08.695.953/0001/23
Rua XV de Novembro, 275
01013-001 São Paulo, SP, Brazil

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON AUGUST 28, 2008

1. **Date, Time and Place:** On August 28, 2008, at 4:50 pm, at the registered office of the Company, located in the City of São Paulo, State of São Paulo, at Rua XV de Novembro, 275, Downtown district.

2. **Attendance:** Messrs. Raymundo Magliano Filho, Chairman of the Board; Nelson Bizzacchi Spinelli, Deputy Chairman of the Board; Alfredo Egydio Setúbal, Alvaro Osório Longo Musa dos Santos, Ary Oswaldo Mattos Filho, Luiz Felipe Palmeira Lampreia, Manoel Horacio Francisco da Silva and Pedro Pullen Parente, Directors. Justified absence of Director José Roberto Mendonça de Barros.

3. **Presiding Officer:** Raymundo Magliano Filho – Chairman.

4. **Resolutions taken by unanimous vote and without qualifications:**

4.1 To appoint the following persons to act as members of the Executive Boards of the Company's subsidiaries:

(a) For the Executive Board of BOLSA DE VALORES DE SÃO PAULO S.A. – BVSP, the São Paulo Stock Exchange, the following persons are appointed: to act as Chief Executive Officer, Mr. Gilberto Mifano, and to act as Executive Officers, Messrs. Francisco Carlos Gomes, Hélcio Fajardo Henriques, Ricardo Pinto Nogueira, Luiz Gonzaga de Oliveira Simões, João Batista Fraga, Marcos Antonio Costa e Silva, Luiz Antônio de Oliveira Abdal and Ms. Nora Matilde Rachman;

(b) For the Executive Board of COMPANHIA BRASILEIRA DE LIQUIDAÇÃO E CUSTÓDIA – CBLC, the Brazilian Clearing and Depository Corporation, the following persons are appointed: to act as Chief Executive Officer, Mr. Gilberto Mifano, and to act as Executive Officers, Messrs. Francisco Carlos Gomes, Hélcio Fajardo Henriques, Reinaldo Cilurzo, and Ms. Amarilis Prado Sardenberg.

4.2 To approve the contents of the affirmative votes the Company shall cast at the shareholders' meetings of its subsidiaries Bolsa de Valores de São Paulo S.A. – BVSP,

and Companhia Brasileira de Liquidação e Custódia – CBLC, such that the latter two companies shall cast votes to elect the following persons as members of the Board of Directors of BOVESPA SUPERVISÃO DE MERCADOS – BSM: Ms. Maria Cecilia Rossi and Messrs. Alkimar Ribeiro Moura and Luiz Eduardo Martins Ferreira.

4.3 To confirm the appointment and hiring of PricewaterhouseCoopers Auditores Independentes to act as independent auditors of the Company, pursuant to the form and time period established in the applicable law.

4.4 To approve the "Manual on the Policy for Disclosure of Material Developments and Trading in Securities" (*Manual da Política de Divulgação de Ato ou Fato Relevante e Negociação de Valores Mobiliários*), the full text of which, as initialed by the Company directors, is attached hereto as Exhibit 1, and shall be filed at the Company's registered office.

4.5 Pursuant to the Stock Option Plan approved at the extraordinary shareholders' meeting held on the date hereof, to approve the Company's "Recognition Program," the full text of which, as initialed by the Company directors, is attached hereto as Exhibit 2, and shall be filed at the Company's registered office, with the Executive Board being authorized to take all actions required for the granting of the stock options contemplated in the Plan and the Program.

5. **CLOSING:** There being no further business to transact, these minutes were drawn up, and subsequently read, found to conform, approved and signed by all directors in attendance. Signatures: Raymundo Magliano Filho, Chairman; Nelson Bizzacchi Spinelli; Deputy Chairman; Alfredo Egydio Setúbal, Álvaro Osório Longo Musa dos Santos, Ary Oswaldo Mattos Filho, Luiz Felipe Palmeira Lampreia, Manoel Horacio Francisco da Silva and Pedro Pullen Parente, Directors.

I certify that this is a true copy of the original drawn up in the proper register.

(sgd)
Raymundo Magliano Filho
Chairman of the Board of Directors

(sgd)
Nora Matilde Rachman
Brazilian Bar Association, São Paulo Chapter, OAB/SP No.97.983

Initialed stamp of approval: Legal Department

Stamp and bar code:

BOVESPA
HOLDING

BOVESPA HOLDING S.A.
Companhia Aberta
CNPJ Nº 08.695.953/0001-23 - NIRE 35.300.339.576

"State Treasury Office
Commercial Registry of the State of São Paulo - JUCESP
"I certify the registration hereof under No. 310.260/07-3."
(sgd)
Cristiane da Silva F. Corrêa
Secretary General"

LIST OF REGISTERED EXHIBITS ATTACHED TO THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON AUGUST 28, 2007, AT 4:50 pm.

EXHIBIT 1 "Manual on the Policy for Disclosure of Material Developments and Trading in Securities" (*Manual da Política de Divulgação de Ato ou Fato Relevante e Negociação de Valores Mobiliários*)

EXHIBIT 2 "Recognition Program" related to the Stock Option Program approved at the extraordinary shareholders' meeting of the Company held at 4:30 pm, on August 28, 2007.

DOC. 18 – Material Fact Release – BOVESPA acknowledges merger discussions with BM&F – February 19, 2008

BOVESPA HOLDING S.A.	BOLSA DE MERCADORIAS & FUTUROS-BM&F S.A.
NIRE No. 35.300.339.576	NIRE No. 35.300.343.565
CNPJ No.08.695.953/0001/23	CNPJ No. 08.936.812/0001-55

MATERIAL FACT

BOVESPA HOLDING S.A. (BOVH3) and **BOLSA DE MERCADORIAS & FUTUROS-BM&F S.A.** (BMEF3), subject to the provisions of paragraph 4 of article 157 of Law No. 6404/1976 and of CVM Instruction 358/2002, hereby inform that:

(i) They have entered into discussions on an exclusive basis with the purpose of integrating their activities. This exclusivity shall be in effect through the coming sixty (60)-day period, during which none of the parties shall initiate any transactions with any third parties;

(ii) There is no guarantee that any agreement shall be reached from these discussions. Furthermore, neither the configuration of any joint initiative, nor the economic and financial bases of the mentioned integration have yet been defined; and

(iii) Given the preliminary stage of the discussions, the two companies have decided not to give any further information on this issue before the end of the sixty (60)-day period counting from the date of this notice, except for the occurrence of any facts or resolutions that could constitute a material fact.

São Paulo, February 19, 2008.

Gilberto Mifano
Bovespa Holding S.A. Chief Executive Officer and Investor Relations Officer

Edemir Pinto
BM&F S.A. Chief Executive Officer

João Lauro Pires Vieira do Amaral
BM&F SA Investor Relations Officer

DOC. 19 – Notice to the Market – BOVESPA opens the *Bovespa Mais* market

BOVESPA
HOLDING

BOVESPA HOLDING S.A.

(Incorporated in the Federative Republic of Brazil)
Brazilian Federal Taxpayer CNPJ No.08.695.953/0001/23
Rua XV de Novembro, 275
01013-001 São Paulo, SP, Brazil
ISIN Code: BRBOVHACNOR5
Our shares trade on the São Paulo stock exchange under the symbol "BOVH3"

NOTICE TO THE MARKET

BVSP opens the *Bovespa Mais*, a new listing segment in the organized OTC market it operates

BOVESPA HOLDING is pleased to announce that its wholly owned subsidiary, Bolsa de Valores de São Paulo S.A. – BVSP, opened today the *Bovespa Mais,* its new listing segment in the organized OTC market. This milestone was achieved with the listing of Nutriplant, a company based in the city of Paulínia, state of São Paulo, which operates in the fertilizer industry and whose stocks began to trade on February 13, 2008.

Bovespa Mais is a segment designed for companies that wish to adopt a strategy of gradual access to the capital markets, such as companies that would wish to conduct public offerings at lower volumes than those conducted on the other stock exchange listing segments, or those that would wish to carry out offerings to a limited number of investors or even those that would only conduct a public offering after their listing on this market segment.

The companies listed on this new segment must adopt heightened corporate governance standards not required by law or applicable regulations, similar to the *Novo Mercado.* Its purpose is to turn the capital markets into an alternative source of financing for a greater number of companies, in addition to becoming the natural path for a move onto our main market.

Securities of companies listed on the *Bovespa Mais* segment will trade on the *Mega Bolsa*, the fully electronic trading system of the São Paulo Stock Exchange.

São Paulo, February 14, 2008

Gilberto Mifano
Investor Relations Officer

DOC. 20 – Notice to the Market – Material acquisition of shares by Marsico Capital Management LLC – January 24, 2008

FREE TRANSLATION OF THE LETTER BOVESPA HOLDING S.A. RECEIVED FROM MARSICO CAPITAL MANAGEMENT, LLC

Mr. Charles Mann de Toledo
Deputy Investor Relations Officer
Bovespa Holding S.A.
Rua XV de Novembro, 275
01013- 001, São Paulo, SP– Brazil
Fax: (55 11) 3233-2099

January 24, 2007

Bovespa Holding S.A. – Disclosure of Acquisition of a Material Equity Interest

Dear Sirs,

1 We, the undersigned Marsico Capital Management, LLC ("**MCM**"), hereby notify you that on January 23, 2008, acting in our capacity as asset managers, we have acquired in the name of some of our clients a total of 35,373,300 common shares, in the aggregate representing a 5.02% interest in the common shares issued by Bovespa Holding S.A. ("**Bovespa**").

2 Thus, for compliance with Article 12 of Instruction No. 358 issued by the Brazilian Securities Commission on January 3, 2002, as amended, MCM hereby provides the following information:

(i) The registered office of MCM is located at 1200 17th Street, Suite 1600, Denver, Colorado, United States of America;

(ii) As indicated in item 1 above, we acquired these 35,373,300 common shares of Bovespa while acting in our capacity of asset managers;

(iii) These shares have been purchased strictly for investment purposes, without any intent of changing the ownership or management structures of Bovespa;

(iv) None of our aforementioned clients holds any convertible debentures issued by Bovespa; and

(v) MCM has not entered into agreements or undertakings governing the exercise of voting rights or the purchase and sale of securities issued by Bovespa, other than agreements usually executed for purposes of asset management, pursuant to which certain of our clients may exercise voting rights in respect of their investment portfolio.

3 Should any further clarification or commentary be required concerning the matter, please contact Mr. Kris Paulsen at phone number +01 303 454-5676, or e-mail k.paulsen@marsicocapital.com.

Yours sincerely,

Marsico Capital Management, LLC
Mary L. Watson
Vice Presidente Executiva e Diretora Executiva de Operações

DOC. 21 – Notice to the Market – Capital stock increase – January 18, 2008

BOVESPA HOLDING

NOTICE TO THE MARKET

BOVESPA HOLDING hereby announces that the shares issued as a result of the increase of its capital stock approved at the Meeting of the Board of Directors held on January 17, 2008, have been issued under equal conditions as all other shares issued by the Company, and will enjoy the same rights and prerogatives, including as to dividend or other distributions that may be approved in the future by the company.

São Paulo, January 18, 2008

Gilberto Mifano
Investor Relations Officer

bia/mww/bov/bovespa_ComunicadoMercado-EN_AumCapital_20080118_mw080118-163.doc
01182008

DOC. 22 – Notice to the Market – Response to an inquiry from the CVM regarding a possible merger between Bovespa Holding S.A. and BM&F – January 18, 2008

BOVESPA
HOLDING

012/2008 - DG
January 18, 2008

Ms. **Elizabeth Lopez Rios Machado**
Brazilian Securities Commission,
Comissão de Valores Mobiliários - CVM

Re: Official Letter CVM/SEP/GEA-1/No. 019/2008

Dear Madam,

We acknowledge receipt and thank you for your referenced letter. In answer to your query, we inform you that the headline of the news report published in the newspaper ***Valor Econômico***, issue of January 16, 2008, which was worded as "*Fusão Bovespa-BM&F faz sentido, diz Gilberto Mifano*" ("Merger Bovespa_BM&F makes sense, says Gilberto Mifano"), is not an accurate quote of anything the undersigned Gilberto Mifano told the newspaper reporter when interviewed as chief executive officer of Bovespa Holding S.A. In fact, along the text of this same news report (on page D2) it is indicated that, on answering to a question concerning a possible merger of the two exchanges, we clearly stated that "absolutely nothing has been discussed about this matter", in a reference to speculations about discussions between the two exchanges. In addition, this news report shows that other answers to questions related to the same subject were stated in clearly conceptual and theoretical terms, while at the same time making reference to a recognized ongoing global trend.

As we have said in a previous letter to you concerning a similar matter, we hereby confirm that absolutely no decision or action has been adopted by our company towards a possible merger with BM&F. Moreover, as stated at the end of said interview, the Boards of each of the two exchanges would have to "express their positions" on the matter, which to date has not occurred.

Yours sincerely,

Gilberto Mifano
Chief Executive Officer

Hélcio Fajardo Henriques
Corporate Affairs Officer

Rua XV de Novembro, 275
01013-001 São Paulo SP
Tel.: 11 3233 2000

DOC. 23 – An overview of the Company's operation and financial results for 2007 – December 31, 2007

BOVESPA HOLDING

A remarkable year, 2007 will be remembered for a significant growth of the Brazilian IPO market, for outstanding increases in total financial value traded and number of trades, as well as for substantial growth in the number of retail investors trading on our markets, including individual investors and investment clubs, and in the number of investors accessing these markets through our Home Broker initiative.

The Ibovespa index rose to a yearly high of 43.6%, having eclipsed its own historic closing highs 43 times along the year. In addition, 2007 registered record highs in terms of daily financial value traded, at R$18.4 billion, and daily volume of trades, at 343,060 transactions. The total financial value traded in 2007 grew by over 100%, when compared to 2006, having exceeded R$1.0 trillion, with total market capitalization of R$ 2.5 trillion.

Other outstanding results include the IPO market, in which 64 initial public offerings raised a total of R$55.5 billion. Additionally, with the exception of six companies issuing Brazilian Depositary Receipts, or BDRs, newcomers overwhelmingly elected to have their shares trade on one of the three listing segments (*Nível 1*, *Nível 2* and *Novo Mercado*) established by the São Paulo stock exchange, or Bovespa, in which listed companies are required to adopt more stringent corporate governance and financial reporting practices than prescribed by law. As a result, the total number of companies listed in these trading segments increased to 156.

In addition, when compared to 2006, the Bovespa Home Broker initiative, an Internet-based remote access tool for retail investors, presented in 2007 average monthly growth of 153.50% in terms of trading value, 122.37% in the number of trades, and 117.78"% in the number of active investors. The number of individual retail investors trading on our markets in 2007 more than doubled when compared to 2006, having increased to 456,557, with an increment of over 100,000 new individual investors in December 2007 alone. Moreover, in 2007, an all-time record of 683 investment clubs were organized and registered.

Balance of foreign investments

The flow of foreign investments directed to the Brazilian equity market as of December 28, 2007, presented net balance of R$45,201,685,724.30, resulting from investments in stock offerings totaling R$49,437,132,331.30 and a negative balance of R$ 4,235,446.607.00 from direct trading on the Bovespa.

As of December 31, 2007, the net balance of the total financial value traded by foreign investors on the São Paulo stock exchange amounted to R$1,132,241,491.00, resulting from stock trades where buy orders accounted for R$40,326,708,740.00 and sell orders accounted for R$39,194,467,249.00.

The participation of foreign investors in Brazilian public share offerings, including in IPOs, represented 75.4% of a total of R$65,534,322,336.50 raised by share offerings conducted in

2007 and completed on or before January 3, 2008, pursuant to information as of, available at the Company's website, at http://www.bovespa.com.br/Bovespa/SalaImprensa/SalaImprensa.htm.

Financial value traded and number of trades

The total financial value traded on the Bovespa in 2007 increased by 100.3%, to R$1.2 trillion, when compared to 2006, and represented daily average value traded of R$4,9 billion, or a 101.1% increase over the R$2.4 billion registered in 2006. The number of trades in 2007 increased by 74.0%, to 37.5 million, as compared to 21.5 million in 2006, representing daily average number of trades of 152,872, or a 74.7% increase over the 87,488 trades registered for the previous year. In the month of December 2007, the Bovespa presented total trading value of R$113.4 billion, with daily averages of R$6.3 billion and 198,939 trades.

The cash market accounted for 93.1% of the total financial value traded in 2007, followed by the options market and the forward market, which represented 3.7% and 3.2% of the yearly financial value traded, respectively. In 2007, the top ten most traded stocks accounted for 45.4% of the total value traded in round lots on the cash market, as compared to 46.1% in the previous year, as follows: Petrobrás PN; Vale do Rio Doce PNA; Bradesco PN; Usiminas PNA; Vale do Rio Doce ON; Petrobrás ON; Itaubanco PN; Sid Nacional ON; Gerdau PN and Itaúsa PN.

Investors Breakdown

Foreign investor participation in the results of operations for 2007 accounted for 34.5% of the total financial value traded on the Bovespa, slightly below the 35.5 percentage points recorded in 2006. Institutional buyers accounted for 29.7% of the trading value in 2007, as compared to 27.2% in the previous year, whereas individual investors accounted for 24.6%, as compared to 23% in 2006. Financial institutions and corporate investors trading on the Bovespa accounted for 10.4% and 2.2%, respectively, both in 2007 and in 2006, whereas other investors represented 0.2% of the value traded in 2007, when compared to 0.1% in the previous year.

In December 2007, foreign investors represented 35.16% of the total value traded in 2007, as compared to 35.34% in November of the same year, whereas institutional buyers represented 31.20% in December 2007, vis-à-vis 30.33% in the previous month. Individual investors represented 21.70% in December, compared to 23.87% in November, financial institutions accounted for 9.84% in December, vis-à-vis 8.43% in the previous month, corporate investors accounted for 1.96%, compared to 1.81%, and other investors represented 0.14% in December 2007, vis-à-vis 0.22% in November of the same year.

BOVESPA
HOLDING

Ibovespa index: profitability

The Ibovespa index topped its own record closing highs 43 times along the year, including the record 45,382 points at which the market opened on January 2, 2007, having reached an all-time closing high of 65,790 points on December 6, 2007. The Ibovespa composite index, which in December 2007 represented a basket of the 63 stocks most actively traded on the São Paulo stock exchange, finished the year at a high of 43,6%, having closed the last trading session of the year at 63,886 points, and a monthly high of 1.4%.

The 2007 best-performing stocks in the Ibovespa index were: Sid Nacional ON (157.01%); Petrobras ON (98.88%); Bradespar PN (92.15%); Vale R Doce PNA (90.84%); Vale R Doce ON (88.90%). In the same period, the worst-performing stocks in the Ibovespa index were: Cosan ON (-52.82%); Natura ON (-41.36%); TAM S/A PN (-34.85%); TIM Part S/A ON (-32.07); GOL PN (-28.87%).

Other Indexes

Other Bovespa-calculated indexes also ended the year on a high note: ITAG (+24.2%); IGC (+31.5%); IEE (+23.7%); INDX (+40.0%); ISE (+40.3%); IBrX-100 (+47.8%); IVBX-2 (+15.3%); IBrX-50 (+51.2%); and ITEL (+16.1%).

The following indexes closed December 2007 registering the following upward or downward trends: IBrX-50 (+3.1% at 9,754 points); IBrX-100 (+2.4%, at 21,534 points); ISE (+3.9%, at 2,011 points); ITEL (–2.5%, at 1,223 points); IEE (+0.9%, at 17,305 points); INDX (–0.8%, at 9,957 points); IGC (-3.1%, at 6,800 points); IVBX-2 (-3.6%, at 5,462 points); and ITAG (-2.9%, at 8,655 points).

Stock offerings

Primary and secondary stock offerings also presented an outstanding performance in 2007, having totaled 76 offerings, whose combined proceeds amounted to an aggregate of R$69.5 billion. These include R$55.5 billion from 64 initial public offerings, amongst them six were offerings of Brazilian Depositary Receipts, or BDRs. In contrast, primary and secondary stock offerings conducted in 2006 amassed total proceeds of R$30.2 billion, which include R$15.2 billion from 26 initial public offerings, amongst them two offerings were BDRs.

Market capitalization

As of December 31, 2007, the total market capitalization of the 404 companies listed on the Bovespa had reached R$2.5 trillion, representing a 60.4% increase over the total market capitalization of R$1.54 trillion, as of the same date of the previous year. The five best-performing sectors in 2007 were the financial industry, with market capitalization of R$473.7 billion (19.1% of the total market capitalization); the oil and gas and biofuel industries, with R$437.2 billion (17.6%); the mining industry, with R$291.7 billion

(11.8%), the electricity industry, with R$182.0 billion (7.3%); and the food industry, with R$178.2 billion (7.2%).

Special Listing Segments

As of December 31, 2007, the three special listing segments established by the São Paulo stock exchange, which adopt additional corporate governance practices not required by law, comprised a total of 156 listed companies, with 92 of such listings on the *Novo Mercado*, 20 on the *Nível 2* segment and 44 on the *Nível 1* segment. In addition, the 156 companies listed on these special trading segments represented 56.69% of the total market capitalization of companies listed on the Bovespa as of December 31, 2007, 65.52% of the total financial value of trading, and 73.66% of the overall number of trades on the cash market of Bovespa in 2007.

Home Broker

The Bovespa Home Broker presented significant growth in 2007. As of December 31, 2007, the average monthly value traded on the Home Broker system had increased by 153.50%, to R$15.6 billion, from R$6.0 billion in 2006, whereas the average monthly number of trades increased by 122.37%, to 1.7 million trades, from a monthly average of 752,400 trades in the previous year. In addition, the average monthly number of investors accessing the Home Broker system had increased by 117.78%, to 135,603, from 62,266 investors in 2006. Trading transactions closed on the Home Broker system accounted for 8.4% of the total financial value traded on the Bovespa in 2007.

In December 2007, the Home Broker system registered three all-time record highs, with the daily average number of trades having reached 121,739 (as compared to 117,794 in the previous month), which, in turn, accounted for 31.14% of the overall number of trades on the Bovespa (as compared to 29.58% in the previous month), and a record-breaking 230,175 investors placed offers on our online Home Broker system (as compared to 215,424 investors in November 2007). As a result, the monthly value traded on the Home Broker system totaled R$19.5 billion, with daily average of R$1.0 billion and average value by trade transaction of R$8,900. In the aggregate, December 2007 registered 2.2 million trades via the online Home Broker system, which accounted for a share of 9.53% of the [overall number of trades] on the Bovespa. As of December 27, 2007, we had registered 57 brokers and broker-dealers as Home Broker providers.

Individual investors

The number of individual investors in 2007 more than doubled when compared to 2006, having increased to 456,557, from 219,634 in the previous year, according to data collected by the Brazilian Clearing and Depository Corporation (*Companhia Brasileira de Liquidação e Custódia*), or CBLC. In November 2007, the total number of individual investors trading amounted to 327,740, which represented an increment of over 100,000 new individual investors in December 2007 alone.

Investment clubs

Driven by our marketing program to promote the stock market to the public, which is known as "Bovespa Where You Are" ("*Bovespa vai até Você*"), in 2007 a all-time yearly record of 683 investment clubs were organized. Since September 2002, when this program was launched, a total of 2,047 investment clubs have been organized, 420 of them in 2006, 356 in 2005, 349 in 2004, 217 in 2003 and 22 in 2002.

As of December 31, 2007, Bovespa had registered 2,160 investment clubs according to data available as of November 30, 2007, the net equity of these investment clubs amounted to an aggregate of R$14.5 billion, corresponding to pooled investments by a universe of approximately 153,900 unit holders.

Securities lending

According to data collected by the CBLC while acting as provider of securities lending services, a role it performs under the local acronym of BTC agent, the financial value of securities lending transactions as of December 31, 2007, had increased by 148.5%, to a total of R$272.4 billion, from R$109.6 billion in 2006. As a BTC agent, CBLC closed a total of 568,592 securities lending transactions in 2007, representing monthly average of 47,383 transactions, whereas in 2006 it had closed 271,210 transactions, representing monthly average of 22,601 transactions. These transactions involved securities of a total of 369 issuers in 2007, while in the previous year they had involved securities of 267 issuers.

Fixed income market

Bovespa provides two fully-electronic integrated platforms, on which fixed-income bonds and securities of private issuers are traded: the *Bovespa Fix*, a trading platform on the São Paulo stock exchange, and the *Soma Fix*, a trading platform on Bovespa's organized OTC market.

In 2007, the Bovespa fixed-income markets – the *Bovespa Fix* and the *Soma Fix* – registered total financial value traded of R$931,300,080.20, as compared to R$1,220,339,891.88. As of December 31, 2007, the financial value traded in real estate backed securities (*certificados de recebíveis imobiliários*), or CRIs, totaled R$176,132,942.10, as compared to R$252,142,850.55 in the previous year, whereas the yearly value traded in shares of credit rights investment funds (*fundos de investimento em direitos de crédito*), or shares of FIDCs, totaled R$523,796,456.63, as compared to R$867,781,006.64 in 2006, and the value of trading in bonds and debt securities amounted to R$231,370,681.47, as compared to R$100,416.034.69 in the previous year.

In the aggregate, 88 issuers listed bonds and securities to trade in our fixed-income markets in the course of 2007, including corporate bonds represented by debentures of 43 issuers, shares of 35 credit rights investment funds (FIDCs), and real estate backed securities from

10 issuers. In December 2007, new listings included corporate bonds represented by debentures of two issuers and shares of three FIDCs. The total financial value traded on these fixed-income markets in December 2007 amounted to an aggregate of R$163,072,559.17, with shares of FIDCs accounting for R$14,760,267.94 in trading value, corporate bonds accounting for R$104,335,095.86, and real estate backed securities accounting for R$43,977,195.37 of the total value of trading.

São Paulo, January 4, 2008

bia/mww/bov/bovespa_Press release_EN_InfoMercadoAno_04jan2008_mw080114-160.doc
01272008

DOC. 24 – Notice to the Shareholders – Distribution of interest on shareholder's equity – December 27, 2007

BOVESPA
HOLDING

BOVESPA HOLDING S.A.

Notice to the Shareholders

BOVESPA HOLDING hereby announces to shareholders that a meeting of the Board of Directors held on December 27, 2007, has decided to pay interest on shareholders' equity, pursuant to article 9 of Law No 9,249/95, in the total amount of R$30,467,891.41, corresponding to R$0.04320 per share, which will have a 15% deduction of withholding income tax, resulting in the net payment of R$ 0.03672 per share, with the exception of the shareholders that demonstrate immunity or exemption of such tax.

The interest on shareholders' equity will be computed as part of the mandatory yearly dividend distribution, in accordance with applicable legislation.

The credit corresponding to the payment of this interest will occur on January 15, 2008, and will be based on the number of shares held by each shareholder on December 31, 2007.

The Company's shares will begin to trade as ex-interest on shareholders' equity (ex-right) on January 2, 2008.

São Paulo, December 27, 2007

Gilberto Mifano
Investor Relations Officer

DOC. 25 – Notice to the Market – Investments in IT – December 13, 2007

BOVESPA HOLDING S.A.

(Incorporated in the Federative Republic of Brazil)
Brazilian Federal Taxpayer CNPJ No.08.695.953/0001/23
Our shares are trade on the São Paulo Stock Exchange under the ticker "BOVH3"

NOTICE TO THE MARKET

INVESTMENTS IN INFORMATION TECHNOLOGY INFRASTRUCTURE

Bovespa Holding is pleased to announce that its subsidiaries Bolsa de Valores de São Paulo S.A., the São Paulo Stock Exchange, and Companhia Brasileira de Liquidação e Custódia, the Brazilian Clearing and Depository Corporation, have decided to accelerate their schedule for expansion of trading and post-trading processing capacity, by implementing a capital expenditure plan to invest approximately R$20.0 million in information technology infrastructure.

This decision is in line with our current investment policy and takes into account the progression the Brazilian equity market has been experiencing. Set forth below are indicators that signal this trading volume jump:

- The ratio between number of orders and trades, has been growing strongly, mainly due to the adoption of program trading systems (computer-assisted method to send orders);
- Order flow peaks in a single minute, that are correlated with the increasing number of active investors and market volatility levels; and
- The average daily number of trades jumped from 127.0 thousand in the first half of this year, to 202.0 thousand this last November.

The current throughput capacity of our systems recently supported a record of 340.0 thousand trades in just one trading session. These new investments will give us the ability to attain throughput of up to 770.0 thousand trades per trading session, and should be fully implemented and available to the market within an estimated period of three months.

Additionally, our communication channels for connection with market participants will be quadrupled, to 2Mbps from 521 Kbps.

São Paulo, December 13, 2007

Gilberto Mifano
Investor Relations Officer

DOC. 26 – Notice to the Market – Response to an inquiry from the CVM regarding a possible merger between Bovespa Holding S.A. and BM&F – November 29, 2007

Letterhead of Bovespa Holding

152/2007 - DG
November 29, 2007

Ms. **Elizabeth Lopez Rios de Machado,**
Brazilian Securities Commission,
(*Comissão de Valores Mobiliários*) - CVM

Re: Official Letter CVM/SEP/GEA-1/No. 461/2007

Dear Madam,

In answer to your Official Letter CVM/SEP/GEA-1/No. 461/2007, requesting clarification concerning a news report published in the electronic media, according to which it is possible a consolidation transaction will take place between the Bovespa and the BM&F, please be informed that there is no truth whatsoever to this news report.

Furthermore, we clarify that at no time the news vehicle publishing the report has contacted us on the matter.

Yours sincerely,

Gilberto Mifano
Investor Relations Officer

DOC. 27 – Notice to the Market – Material acquisition of shares by Credit Suisse Securities (Europe) Limited – November 13, 2007

Letterhead of Credit Suisse (Brasil) DTVM S.A.

São Paulo, November 13, 2007

To
Bovespa Holding S.A.,
Rua XV de Novembro, 275 – 10th floor,
Postal Code 1013001 São Paulo – SP

c/o Mr. Gilberto Mifano
Investor Relations Officer

Re: Acquisition of Material Interest – CVM Instruction No. 358 dated January 3, 2002

Dear Sirs,

Pursuant to the provision of article 12 of CVM Instruction No. 358/02, and in accordance with the provisions of CMN Resolution No. 2,689/00 ("CMN Resolution 2689"), we hereby notify you of the acquisition by the investor identified below, of a material interest in the common shares issued by Bovespa Holding S.A. (hereinafter the "Shares" and the "Company," respectively), as follows:

- Acquisition on October 30, 2007, of 40,950,700 Shares, representing approximately 5.8% of the total Shares.

I – name and identification of the Buyer:

- Credit Suisse Securities (Europe) Limited, a company with registered office at One Cabot Square, E14 4QJ, London, United Kingdom, registered with the National Corporate Taxpayers Register of the Ministry of Finance under CNPJ/MF No. 06.541.158/0001-55, which in Brazil is represented by Credit Suisse (Brasil) Distribuidora de Títulos e Valores Mobiliários S.A. ("DTVM").

II – purpose of the ownership interest and targeted number of shares, including, as the case may be, a representation by the Buyer that the acquisition is not intended to change the control or the administrative structure of the Company:

- This acquisition is not intended to change the control or the administrative structure of the Company.

III – number of shares, warrants, as well as subscription rights or options to purchase shares, detailed by kind and class of shares, as previously held directly or indirectly by the Buyer or any related person:

- This DTVM is aware that, as of October 10, 2007, the investment portfolio (CMN Resolution 2689) of Credit Suisse :Securities (Europe) Limited, a company with registered

office at One Cabot Square, E14 4QJ, London, United Kingdom, registered with the National Corporate Taxpayers Register of the Ministry of Finance under CNPJ/MF No. 06.541.158/0001-55, which in Brazil is represented by Credit Suisse (Brasil) Distribuidora de Títulos e Valores Mobiliários S.A., previously comprised 3,710,000 Shares, representing approximately 0.52% of the total Shares.

- This DTVM is aware that, as of October 30, 2007, Banco de Investimentos Credit Suisse (Brasil) S.A., registered with the National Corporate Taxpayers Register of the Ministry of Finance under CNPJ/MF No. 33.987.793/0001-33, already held an interest comprising 3,458,298 Shares, representing approximately 0.49% of the total Shares.

Except as indicated above, this DTVM is not aware that the Buyer or any other related person holds shares, warrants, subscription rights or options to purchase shares issued by the Company.

IV – number of convertible debentures previously held directly or indirectly by the Buyer or any related person, including details on the number of shares for which the debentures are convertible, detailed by kind and class of shares:

- This DTVM is not aware that the Buyer or any other related person holds debentures convertible into shares issued by the Company.

V – disclose any agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the Company:

- This DTVM is not aware of any similar agreement entered into by the Buyer.

Finally, we request that you take prompt action to provide the information contained herein to the Brazilian Securities Commission (*Comissão de Valores Mobiliários*), or CVM, and to Bolsa de Valores de São Paulo S.A. – BVSP, the São Paulo Stock Exchange, pursuant to article 12, paragraph 6, of CVM Instruction No. 358/02.

We remain at your disposal for any further clarification you may require.

Yours sincerely,

(sgd) (sgd)

CREDIT SUISSE (BRASIL) DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.

Legal representative (CMN Resolution 2689) of Credit Suisse Securities (Europe) Limited

Luiz Guilherme da C.M.M. Mendonça Odilon F. de P. Neto

Both pages stamped and initialed: "Credit Suisse – (illegible) Department"

DOC. 28 – Material Fact Release– Tax implications regarding Bovespa Holding S.A.'s reorganization as interpreted by Brazilian tax authority (*Receita Federal do Brasil*) disclosed – November 05, 2007

BOVESPA HOLDING

BOVESPA HOLDING S.A.

(Incorporated in the Federative Republic of Brazil)

Brazilian Federal Taxpayer CNPJ No.08.695.953/0001/23

MATERIAL FACT

(CVM Instruction No. 358)

1. Further to the notice of material development dated October 30, 2007, BOVESPA HOLDING S.A. [BOVH3] hereby announces to the market that it has been made aware of the full text of Tax Ruling No. 10/07, issued in response to an inquiry by the Brazilian National Exchanges Commission (*Comissão Nacional de Bolsas*), or CNB, dated May 30, 2007, in connection with the tax treatment applicable to the demutualization of stock exchanges.

2. Accordingly, the Brazilian Federal Revenue Service (*Receita Federal do Brasil*), or RFB, adopted the understanding that the provision in article 61 of the 2002 Civil Code prevents the demutualization process on the terms pursuant to which it was approved by members of the association then operating the São Paulo Stock Exchange. This understanding was adopted notwithstanding the fact that article 61 of the 2002 Civil Code, which grounded that rationale specifically addresses the matter of *dissolutions* of civil associations. BOVESPA HOLDING believes that said provision of law is not applicable to the demutualization process because the association was not dissolved. In addition, the demutualization process had been previously submitted to the entity with regulatory authority over the Brazilian securities market, which permitted it without qualifications as to matters under its sphere of competence.

3. Moreover, the Brazilian Federal Revenue Service understood that a spin-off transaction would apply only to legal entities organized as companies, based on the argument that there is no legal provision specifically contemplating the spin-off of associations, such as the association that then operated the São Paulo Stock Exchange. However, article 2033 of the 2002 Civil Code expressly refers to spin-off transactions involving the legal entities listed in article 44 of the same Code, which specifically refers to associations, such as the São Paulo Stock Exchange.

4. BOVESPA HOLDING also believes that the Brazilian Federal Revenue Service adopted a mistaken position on the matter. Furthermore, based on the opinion of its legal counsels, BOVESPA HOLDING believes that (i) the understanding pursuant to which Brazilian legal order provides no legal grounds to support the demutualization process is entirely baseless; and (ii) the demutualization process should be afforded the same legal treatment adopted in respect of the 1997 spin-off transaction, when the association then operating the stock exchange was spun-off, with portions of its assets having been merged into two for-profit companies organized at the time, namely, the Brazilian Clearing and Depository Corporation (*Companhia Brasileira de Liquidação e Custódia*), or CBLC, and Bovespa Serviços e Participações S.A..

BOVESPA HOLDING

5. Additionally, the Brazilian Federal Revenue Service expressed an opinion that member brokers and other holders of membership certificates representing their ownership interest in the association that then operated the São Paulo Stock Exchange (the "Original Members") were required to register their interests at their cost of acquisition, and that, for purposes of determining the tax basis in respect of their investments, were not allowed to recognize the effects of increases in the shareholder's equity of the stock exchange. BOVESPA HOLDING understands that there are no legal grounds to support this position, given that there are long-standing, fully effective and uncontested rules authorizing this recognition. These rules were established and conveyed by Ministerial Directive No. 785/77 of the Ministry of Finance, by Directive Release No. 325/79 issued by the Brazilian Securities Commission (*Comissão de Valores Mobiliários*), or CVM, and by Circular Letter No. 1,273/87 issued by the Central Bank of Brazil.

6. In view of the foregoing, in order to determine actions to be taken in connection with this matter, BOVESPA HOLDING S.A., its counsels and consultants, are examining the effects of Tax Ruling No. 10/07, which effects in any event affect only the Original Members and any possible taxable capital gain they may have determined on selling of shares. Additionally, this Tax Ruling does not affect buyers of shares issued by BOVESPA HOLDING in its initial public offering or of shares traded on the over-the-counter market, nor has any impact on BOVESPA HOLDING or its subsidiaries and affiliates..

7. Finally, we hereby announce that on August 27, 2007, the São Paulo Stock Exchange filed its own inquiry with the Office of the Brazilian Federal Revenue Service, which detailed the acts and transactions involved in our corporate restructuring. Currently, this inquiry is pending issue of a tax ruling by that Office.

São Paulo, November 5, 2007

Gilberto Mifano
Investor Relations Officer

BOVESPA
HOLDING

DOC. 29 – Material Fact Release– Response from the Brazilian tax authority (*Receita Federal do Brasil*) to an inquiry from Bovespa Holding S.A. regarding the tax implications of the company's reorganization – October 30, 2007

BOVESPA HOLDING

BOVESPA HOLDING S.A.

(Incorporated in the Federative Republic of Brazil)
Brazilian Federal Taxpayer CNPJ No.08.695.953/0001/23

MATERIAL EVENTS
(CVM Instruction No. 358)

BOVESPA HOLDING S.A. ["BOVH3"] hereby announces to the market that the Brazilian Federal Official Gazette (*Diário Oficial da União*), in the issue dated as of the date hereof, published the abstract of Tax Ruling No. 10/07, in response to an inquiry on the tax treatment applicable to the demutualization of stock exchanges, which reads as follows:

> "STOCK EXCHANGE DEMUTUALIZATION PROCESS. The established principle on spin-offs, as governed by article 229 et seq., of Law No. 6,404, of 1976, and by article 1,122 of Law No. 10,406, of 2002, applies only to private legal entities organized as companies. Stock exchanges organized as associations are governed by the legal regime set forth under articles 53 through 61 of Law No. 10,406, of 2002 (the 2002 Civil Code). Article 61 of Law No. 10,406, of 2002, prohibits the allocation of any portion of the assets of stock exchanges organized as associations to for-profit entities. Brokers should valuate their membership certificates or notional interests in stock exchanges at the cost of acquisition. The fact that the 'demutualization' of associations is not contemplated in the legal order is not preventive of the levy of income tax on the difference between the par value of the shares (of the company) received by the associate members (member brokers) and the cost of acquisition of the membership certificates or notional interests representing the segregated assets of stock exchanges."

BOVESPA HOLDING S.A. has been informed that the full text of the Tax Ruling issued in response to the inquiry submitted to the tax authority, as discussed in the Brazilian Prospectus, in connection with its initial public offering, though still not currently available, is being forwarded from Brasilia, Federal District, to the city of Rio de Janeiro, where the Brazilian National Exchanges Commission (*Comissão Nacional de Bolsas*), or CNB, which submitted the inquiry, is located.

On reviewing the said abstract at the request of BOVESPA HOLDING, the law consultants for the Company stated the following:

1. In its essence, the demutualization process of the São Paulo Stock Exchange, followed the same legal structured adopted in 1997, when the stock exchange was spun-off, with portions of its assets having been merged into two for-profit companies organized at the time, namely, the Brazilian Clearing and Depository Corporation (*Companhia Brasileira de Liquidação e Custódia*), or CBLC, and Bovespa Serviços e Participações S.A., and;

2. Spin-offs of associations are expressly contemplated in the 2002 Civil Code. In addition, there has been no substantial change in the legal regime applying to spin-offs of associations that result in the formation of for-profit companies, which could elicit a different legal treatment than the one defined under the favorable Tax Ruling acknowledging the legality of the 1997 spin-off transaction, which also found that the said spin-off was not, in itself, a factor constituting a taxable event.

In view of the foregoing, as soon as BOVESPA HOLDING S.A. becomes aware of the full text of said Tax Ruling, another notice of material development shall be given to the market, to discuss the effects of the ruling on the Company and its shareholders, and announce the actions and measures it plans to adopt in this respect, as the case may be.

São Paulo, October 30, 2007

Gilberto Mifano
Investor Relations Officer

DOC. 30 – Financial and Business Data Presentation – January, 2008

BOVESPA HOLDING

Agenda

- ▶Business Overview
- ▶Operational Highlights
- ▶Financial Highlights
- ▶Business Strategy



Business Overview

BOVESPA HOLDING

Corporate Structure

BOVESPA HOLDING
www.bovespaholding.com.br



Shareholders before the IPO
New Shareholders
59.2%
40.8%
BOVESPA HOLDING
100%
100%
BVSP
50%
BSM
50%
CBLC
Exchange
Listing
Market Data
Market Surveillance & Monitoring
Clearing & Settlement
Central Depository of Securities
Securities Lending

Corporate Governance

Board Members

Raymundo Magliano Filho *Financial Sector – Brokerage*	65
Nelson B. Spinelli *Financial Sector – Brokerage*	66
Alfredo Egydio Setubal *Financial Sector – Investment Bank*	49
Manoel Horácio da Silva *Financial – Investment Bank / Industrial Sectors*	62
Alvaro Musa *Financial – IT and Retail Bank / Industrial Sectors*	61
Ary Oswaldo Mattos Filho *Legal / Regulatory*	67
José Roberto M. de Barros *Public Sector / Consulting*	63
Luiz Felipe Lampreia *Chancellor / International Relations*	65
Pedro Parente *Public / Services Sectors*	54

Independent Board Members

Main Executives

Gilberto Mifano *Chief Executive Officer and Investor Relations Officer*	58
Helcio Fajardo Henriques *Corporate Relations Director*	62
Francisco Carlos Gomes *Chief Financial Officer*	52

- 11 senior executives at the operating companies
- Average of 13 years working at Bovespa

Corporate Governance

- All common shares with equal voting rights
- Full tag-along rights
- Majority of board of directors composed of independent members.
- All board members are non-executives

Largest cash equities exchange in Latin America

BOVESPA HOLDING
www.bovespaholding.com.br



Colombia 2%
Lima 1%
Santiago 6%
Buenos Aires 1%
Mexico 16%
BOVESPA 74%

(1) Average daily traded value (US$) from January to Nov, 2007
Source: WFE

Top Ten IPO's Ranking

BOVESPA HOLDING
www.bovespaholding.com.br



US$ billions
NYSE Group
52.1
Shanghai SE
48.6
London SE
43.5
Hong Kong Exchanges
31.8
Sao Paulo SE
22.3
BME Spanish Exchanges
13.8
Nasdaq
13.6
Australian SE
12.8
Bombay SE
8.7
National Stock Exchange India
7.3
Up to Nov 2007

Source: WFE

Top Ten Ranking – in Capital Raised Emerging markets

BOVESPA HOLDING
www.bovespaholding.com.br



US$ billions
Shanghai SE
74.8
Hong Kong Exchanges
61.0
Sao Paulo SE
31.4
National Stock Exchange India
30.1
Shenzhen SE
11.0
Bombay SE
10.4
Colombia SE
5.1
Mexican Exchange
3.7
Santiago SE
1.4
Buenos Aires SE
1.0

Up to Nov 2007

Source: WFE

BOVESPA´S MARKET SHARE – traded value (BVSP versus NYSE)

BOVESPA HOLDING
www.bovespaholding.com.br

Market Share BVSP vs NYSE



90%
85%
80%
75%
70%
65%
60%
55%
50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
82,53%
72,34%
68,85%
65,59%
67,08%
63,55%
59,33%
57,76%
67,50%
32,69%
46,46%
51,93%
55,14%
55,37%
50,25%
44,83%
41,74%
50,78%
1.999
2.000
2.001
2.002
2.003
2.004
2.005
2.006
2.007
Only Companies with ADRs listed on NYSE
All BVSP listed Companies

Vertically Integrated Model

BOVESPA HOLDING
www.bovespaholding.com.br

- Bovespa offers a complete array of services for trading. settlement and custody of securities


CBLC
BOVESPA
HOLDING
BVSP

- Trading
- Index Licensing
- Listing
- Product Development
- Market Data
- Front, Middle and Back Office Software Licensing

- Central Securities Depository
- Securities Lending
- Clearing
- Settlement
- Risk Management
- Custody Services for Clubs and Funds

Growth

Proven Track Record…

BOVESPA HOLDING
www.bovespaholding.com.br

Daily Average Number of Trades (thousands)



2002-2007 CAGR: 40.2%
28.2
39.6
53.8
62.2
87.5
152.9
2002
2003
2004
2005
2006
2007

Daily Average Trading Value (R$ bn)



2002-2007 CAGR: 52.2%
0.6
0.8
1.2
1.6
2.4
4.9
2002
2003
2004
2005
2006
2007

Offerings (R$ bn)



Follow-on
IPO
2002-2007 CAGR: 62.3%
6.1
2.7
8.8
13.9
30.4
69.5
2002
2003
2004
2005
2006
2007

Market Capitalization (R$ bn)



2002-2007 CAGR: 41%
438.3
676.7
904.9
1,128.5
1,544.9
2,477
65%
75-80%E*
2002
2003
2004
2005
2006
2007
Market Capitalization
Market Capitalization as % of GDP

Source: Company, WFE

*GS and CS



Operational Highlights

BOVESPA HOLDING

Operational Indicators - Trading

BOVESPA HOLDING
www.bovespaholding.com.br

Daily Average Trading Value (R$ bn)



150%
87%
136%
2
5
2,3
4,3
2,8
6,6
3Q06
3Q07
9M06
9M07
4Q06
4Q07

Daily Average Number of Trades (thousands)



96%
65%
102%
81,9
160,4
84,0
138,3
98,5
198,7
3Q06
3Q07
9M06
9M07
4Q06
4Q07

Source: Company

Operational Indicators (Cont´d)
Securities Lending and number of investors

BOVESPA HOLDING
www.bovespaholding.com.br

Securities Lending (R$ billions)


6,2
23,2
274%
3Q06
3Q07
0,6
23,7
CAGR: 109%
2002
2007

Number of investor accounts (thousands)


233,2
301,3
29%
3Q06
3Q07
93,9
477,9
CAGR: 38%
2002
2007

Source: Company

Operational Indicators (Cont´d)
Listing and Market Data

BOVESPA HOLDING
www.bovespaholding.com.br

Number of Issuers



573
553
560
567
624
712
436
410
390
381
394
449
137
143
170
186
230
263
2002
2003
2004
2005
2006
2007
Companies listed on Stock Exchange Market
Investment Funds and organized OTC issuers
Total

Market Data

Home Broker
Number of clients (thousands)



105%
112%
82,2
168,1
84,3
179,9
3Q06
3Q07
oct/06
oct/07

Vendors
Number of users (thousands)



98%
104%
30,1
59,6
36
76,3
3Q06
3Q07
oct/06
oct/07

Source: Company

Operational Indicators (Cont´d)
Public offerings – IPOs and Follow ons


Equity Public Offerings (R$ billions)
IPO
FO
126%
7.4
5,4
2,0
16.7
2,7
14,0
88%
22,2
13,7
8,5
41,8
8,9
32,9
69,5
14
55,5
3Q06
3Q07
9M06
9M07
2007


Number of Public Offerings
IPO
FO
250%
6
3
3
21
3
18
93%
29
14
15
56
8
48
76
12
64
3Q06
3Q07
9M06
9M07
2007

Source: Company

Traded Value Breakdown

BOVESPA HOLDING
www.bovespaholding.com.br

	% 3Q07	% 3Q06	Var % 3Q07/3Q06	% 9M07	% 9M06	Var % 9M07/9M06
Stocks and derivatives	99.9	99.5	145.2	99.9	99.7	87.9
Cash market	92.9	91.0	149.2	93.0	92.7	88.1
Derivatives	7.1	8.5	102.5	6.9	7.0	85.0
Options market	3.9	4.3	120.4	3.8	3.7	94.8
Forward market	3.2	4.2	84.0	3.1	3.3	74.4
Fixed Income and others	0.1	0.5	-68.3	0.1	0.3	-58.2
Total	100.0	100.0	144.2	100.0	100.0	87.4

Source: Company

Financial Highlights

BOVESPA HOLDING

Financial Highlights

BOVESPA HOLDING

www.bovespaholding.com.br

R$ millions

Net Revenues "Pro-Forma"


133%
82%
92.1
214.8
295.5
538.1
3Q06
3Q07
9M06
9M07

EBITDA "Pro-Forma"


Margin (%)
367%
166%
34%
68%
44%
64%
31.4
146.7
129.3
344.4
3Q06
3Q07
9M06
9M07

Net Income "Pro Forma"


Margin (%)
200%
109%
46%
59%
49%
56%
42.0
125.8
145.4
303.7
3Q06
3Q07
9M06
9M07

Source: Bovespa Holding Financial Statements

Income Statements - Highlights

BOVESPA HOLDING
www.bovespaholding.com.br

R$ thousands

	Consolidated 3Q07		Combined 3Q06		Consolidated 9M07		Combined 9M06	
	R$ 000		R$ 000		R$ 000		R$ 000	
Gross operating revenues	**239,902**	**112%**	**103,088**	**112%**	**600,466**	**112%**	**330,065**	**112%**
Taxes on operating revenues	**-25,064**	**-12%**	**-10,949**	**-12%**	**-62,398**	**-12%**	**-34,615**	**-12%**
Net operating revenues	**214,838**	**100%**	**92;139**	**100%**	**538,068**	**100%**	**295,450**	**100%**
Operating expenses	**-72,497**	**-34%**	**-64,767**	**-70%**	**-206,745**	**-38%**	**-178,356**	**-60%**
Operating income	**142,341**	**66%**	**27,372**	**30%**	**331,323**	**62%**	**117,094**	**40%**
Financial income	37,519	18%	34,469	37%	111,618	21%	101,756	34%
Net income before taxation	**189,911**	**88%**	**62,793**	**68%**	**457,685**	**85%**	**217,961**	**74%**
Income tax and social contribution tax on net income	-64,147	-30%	-20,826	-23%	-154,015	-29%	-72,609	-25%
Net income	**125,764**	**59%**	**41,967**	**46%**	**303,670**	**56%**	**145,352**	**49%**

Source: Bovespa Holding Income Statement

Gross Revenues Breakdown

R$ thousands

	3Q07	3Q06	Variation 3Q07/3Q06	9M07	9M06	Variation 9M07/9M06
Transaction revenues	203,415	81,661	**149.1%**	506,592	268,375	**88.8%**
Trading fees	127,700	53,488	**138.7%**	323,331	176,402	**83.3%**
Clearing and settlement fees	75,715	28,173	**168.8%**	183,261	91,973	**99.3%**
Securities lending fees	16,316	3,949	**313.2%**	35,792	13,257	**170.0%**
Depository, custody and back-office services	7,181	5,393	**33.2%**	19,355	14,789	**30.9%**
Annual listing fees	5,629	4,296	**31.0%**	15,622	12,888	**21.2%**
Market data services	3,316	2,444	**35.7%**	8,537	6,553	**30.3%**
Data processing, software licensing and telecom service fees	1,527	1,918	**-20.4%**	4,218	5,719	**-26.2%**
Other revenues	2,518	3,427	**-26.5%**	10,350	8,484	**22.0%**
Total	**239,902**	**103,088**	**132.7%**	**600,466**	**330,065**	**81.9%**

Source: Bovespa Holding Financial Statements

Gross Revenues Breakdown (Cont´d)

BOVESPA HOLDING
www.bovespaholding.com.br

9M06 Gross Revenues

R$ millions



Depository
5%
Listing
4%
Securities Lending
4%
Market Data
2%
Other
4%
Transaction
81%

Total Revenues: R$ 330.1 million

9M07 Gross Revenues

R$ millions



Depository
3%
Listing
3%
Securities Lending
6%
Market Data
1%
Other
3%
Transaction
84%

Total Revenues: R$ 600.5 million

Source: Bovespa Holding Financial Statement

Revenue margin by asset class in basis points

BOVESPA HOLDING
www.bovespaholding.com.br



13.4
14.5
5.7
6.3
5.8
6.5
3Q06
3Q07
13.7
14.0
5.7
6.2
5.7
6.3
9M06
9M07
Cash market
Derivatives
Total

Source: Company

Expenses Breakdown

R$ millions

	3Q07	3Q06	Variation 3Q07/3Q06	9M07	9M06	Variation 9M07/9M06
Personnel	31,736	25,574	**24%**	88,084	69,874	**26%**
Information technology and telecom systems	15,636	16,164	**-3%**	45,712	46,541	**-2%**
Marketing and advertising	6,234	4,890	**27%**	17,301	11,812	**46%**
Depreciation and amortization	4,330	4,076	**6%**	13,062	12,158	**7%**
Members technology development program (PAT)	3,484	3,705	**-6%**	10,630	10,587	**0%**
Communication	2,664	1,667	**60%**	7,346	4,852	**51%**
Professional services	2,370	2,558	**-7%**	7,188	6,909	**4%**
Others expenses	2,996	3,435	**-13%**	7,902	7,512	**5%**
Taxes	1,606	1,431	**12%**	4,902	4,284	**14%**
Occupancy, general and administrative	1,441	1,267	**14%**	4,618	3,827	**21%**
Total	**72,497**	**64,767**	**12%**	**206,745**	**178,356**	**16%**

Source: Bovespa Holding Financial Statements

Expenses Breakdown (Cont´d)

9M06 Expenses Breakdown

R$ millions


Marketing and Advertisement 7%
PAT 6%
Depreciation and Amortization 7%
Other Expenses 6%
Professional Services 4%
Communication 3%
IT Services 26%
G&A 2%
Personnel 39%

Total Expenses: R$ 178.4 million

9M07 Expenses Breakdown

R$ millions


Marketing and Advertisement 8%
PAT 5%
Depreciation and Amortization 6%
Other Expenses 7%
Professional Services 3%
Communication 4%
IT Services 22%
G&A 2%
Personnel 43%

Total Expenses: R$ 206.7 million

Source: Bovespa Holding Financial Statements

Cash Balance

BOVESPA HOLDING
www.bovespaholding.com.br

Cash Balance*

* R$ millions. without securities investor guarantee fund



1,732.6
2004-9M2007 CAGR: 32.4%
746.2
913.6
1,240.4
1,732.6
2004
2005
2006
9M2007
26.8
229.6
1,476.2
Earnings on securities under custody
Cash margin deposit

Source: Bovespa Holding Financial Statements



BOVESPA HOLDING

Business Strategy

Business Strategy

- Increase the Number of Domestic and Foreign Issuers
- Increase the Number of Individual and Foreign Investors
- Seek Diversification of Revenues
- Foster Activities Outside of the RJ-SP Axis
- Rationalize Costs and Maximize Operational Leverage
- Continuously Invest in Technology and Human Resources

Investor Relations

www.bovespaholding.com.br/ir
e-mail: ri@bovespaholding.com.br
Phone: 55 11 3233 2431/2843

BOVESPA HOLDING

DOC. 31 – 3Q07 International Conference Call Presentation – November 29, 2007

Conference Call / Webcast

Results Announcement
3rd Quarter 2007

November 29th 2007

BOVESPA HOLDING

Agenda

- ▶Business Overview
- ▶Operational Highlights
- ▶Financial Highlights
- ▶Business Strategy

Business Overview

BOVESPA HOLDING

Corporate Structure

BOVESPA HOLDING

www.bovespaholding.com.br


Shareholders before the IPO
New Shareholders
59.2%
40.8%
BOVESPA HOLDING
100%
100%
BVSP
50%
BSM
50%
CBLC
Exchange
Market Surveillance & Monitoring
Clearing & Settlement
Central Depository of Securities

Corporate Governance

BOVESPA HOLDING
www.bovespaholding.com.br

Board Members

Name / Sector	Age
Raymundo Magliano Filho *Financial Sector – Brokerage*	65
Nelson B. Spinelli *Financial Sector – Brokerage*	66
Alfredo Egydio Setubal *Financial Sector – Investment Bank*	49
Manoel Horácio da Silva *Financial – Investment Bank / Industrial Sectors*	62
Alvaro Musa *Financial – IT and Retail Bank / Industrial Sectors*	61
Ary Oswaldo Mattos Filho *Legal / Regulatory*	67
José Roberto M. de Barros *Public Sector / Consulting*	63
Luiz Felipe Lampreia *Chancellor / International Relations*	65
Pedro Parente *Public / Services Sectors*	54

Independent Board Members

Main Executives

Name / Position	Age
Gilberto Mifano *Chief Executive Officer and Investor Relations Officer*	58
Helcio Fajardo Henriques *Corporate Relations Director*	62
Francisco Carlos Gomes *Chief Financial Officer*	52

- 11 senior executives at the operating companies
- Average of 13 years working at Bovespa

Corporate Governance

- All common shares with equal voting rights
- Full tag-along rights
- Majority of board of directors composed of independent members. Very strict definition of independence including:
- All board members are non-executives

Largest cash equities exchange in Latin America

BOVESPA HOLDING
www.bovespaholding.com.br

Average Daily Traded Value in Latam[1]


Other
10%
Mexico
16%
BOVESPA
74%

Capital Raised by Shares[2]


Emerging Countries
China – Shanghai SE
58.64
Hong Kong
49.08
Brazil
37.66
India – National SE
27.32
South Africa
14.24
China – Shenzhen SE
9.95
India – Bombay SE
9.10
Singapore
7.57
South Korea
5.96
Colombia
5.07
Indonesia
2.70
Mexico
2.61
Malaysia
1.99
Chile
1.38

(1) Average daily traded value (US$) from January to October, 2007
(2) Capital raised by shares (US$ bn) from January to October, 2007.
Source: WFE

BOVESPA HOLDING
www.bovespaholding.com.br

Vertically Integrated Model

- Bovespa offers a complete array of services for trading. settlement and custody of securities


CBLC
BOVESPA
HOLDING
BVSP

- Trading
- Index Licensing
- Listing
- Product Development
- Market Data
- Front, Middle and Back Office Software Licensing

- Central Securities Depository
- Securities Lending
- Clearing
- Settlement
- Risk Management
- Custody Services for Clubs and Funds

Growth
Proven Track Record…

BOVESPA HOLDING
www.bovespaholding.com.br

Daily Average Number of Trades (thousands)


2002-9M2007 CAGR: 39.8%
28.2
39.6
53.8
62.2
87.5
138.3
2002
2003
2004
2005
2006
9M2007

Daily Average Trading Value (R$ bn)


2002-9M2007 CAGR: 51.4%
0.6
0.8
1.2
1.6
2.4
4.3
2002
2003
2004
2005
2006
9M2007

Offerings (R$ bn)


Follow-on
IPO
2002-9M2007 CAGR: 49.9%
6.1
2.7
8.8
13.9
30.4
41.8
2002
2003
2004
2005
2006
9M2007

Market Capitalization (R$ bn)


2002-9M2007 CAGR: 41.3%
438.3
676.7
904.9
1,128.5
1,544.9
65%
2,266.7
2002
2003
2004
2005
2006
9M2007
Market Capitalization
Market Capitalization as % of GDP

Source: Company, WFE

Operational Highlights

BOVESPA HOLDING

Operational Indicators

BOVESPA HOLDING
www.bovespaholding.com.br

Daily Average Trading Value (R$ bn)



150%
87%
2.0
5.0
2.3
4.3
3Q06
3Q07
9M06
9M07

Daily Average Number of Trades (thousands)



96%
65%
81.9
160.4
84.0
138.3
3Q06
3Q07
9M06
9M07

Securities Lending (R$ bn)



274%
CAGR: 86%
6.2
23.2
0.6
7.2
3Q06
3Q07
2002
2006

Number of investor accounts (thousands)



29%
CAGR: 26%
233.2
301.3
93.9
238.8
3Q06
3Q07
2002
2006

Source: Company

Operational Indicators (Cont´d)

BOVESPA HOLDING
www.bovespaholding.com.br

Equity Public Offerings (R$ bn)


IPO
Follow on
126%
88%
7.4
5.4
2.0
16.7
2.8
13.9
22.2
13.7
8.5
41.7
8.8
32.9
3Q06
3Q07
9M06
9M07

Number of Public Offerings


IPO
Follow on
250%
93%
6
3
3
21
3
18
29
14
15
56
8
48
3Q06
3Q07
9M06
9M07

Number of Issuers


Stock Exchange
Investment Funds and organized OTC Market
574
138
436
553
143
410
560
170
390
567
186
381
624
230
394
695
261
434
2002
2003
2004
2005
2006
9M07

Source: Company

Market Data


Vendors
Nº of clients (thousands)
98%
30.1
59.6
3Q06
3Q07


Home Broker
Nº of clients (thousands)
105%
82.2
168.1
3Q06
3Q07

Traded Value Breakdown

BOVESPA HOLDING
www.bovespaholding.com.br

	% 3Q07	% 3Q06	Var % 3Q07/3Q06	% 9M07	% 9M06	Var % 9M07/9M06
Stocks and derivatives	99.9	99.5	145.2	99.9	99.7	87.9
Cash market	92.9	91.0	149.2	93.0	92.7	88.1
Derivatives	7.1	8.5	102.5	6.9	7.0	85.0
Options market	3.9	4.3	120.4	3.8	3.7	94.8
Forward market	3.2	4.2	84.0	3.1	3.3	74.4
Fixed Income and others	0.1	0.5	-68.3	0.1	0.3	-58.2
Total	100.0	100.0	144.2	100.0	100.0	87.4

Source: Company

Financial Highlights

BOVESPA HOLDING

Financial Highlights

BOVESPA HOLDING
www.bovespaholding.com.br

R$ millions

Net Revenues "Pro-Forma"



133%
82%
92.1
214.8
295.5
538.1
3Q06
3Q07
9M06
9M07

EBITDA "Pro-Forma"



Margin (%)
367%
166%
34%
68%
44%
64%
31.4
146.7
129.3
344.4
3Q06
3Q07
9M06
9M07

Net Income "Pro Forma"



Margin (%)
200%
109%
46%
59%
49%
56%
42.0
125.8
145.4
303.7
3Q06
3Q07
9M06
9M07

Source: Bovespa Holding Financial Statements

Income Statement - Highlights

R$ thousands

	Consolidated 3Q07		Combined 3Q06		Consolidated 9M07		Combined 9M06	
	R$ 000		R$ 000		R$ 000		R$ 000	
Gross operating revenues	**239,902**	**112%**	**103,088**	**112%**	**600,466**	**112%**	**330,065**	**112%**
Taxes on operating revenues	**-25,064**	**-12%**	**-10,949**	**-12%**	**-62,398**	**-12%**	**-34,615**	**-12%**
Net operating revenues	**214,838**	**100%**	**92,139**	**100%**	**538,068**	**100%**	**295,450**	**100%**
Operating expenses	**-72,497**	**-34%**	**-64,767**	**-70%**	**-206,745**	**-38%**	**-178,356**	**-60%**
Operating income	**142,341**	**66%**	**27,372**	**30%**	**331,323**	**62%**	**117,094**	**40%**
Financial income	37,519	18%	34,469	37%	111,618	21%	101,756	34%
Net income before taxation	**189,911**	**88%**	**62,793**	**68%**	**457,685**	**85%**	**217,961**	**74%**
Income tax and social contribution tax on net income	-64,147	-30%	-20,826	-23%	-154,015	-29%	-72,609	-25%
Net income	**125,764**	**59%**	**41,967**	**46%**	**303,670**	**56%**	**145,352**	**49%**

Source: Bovespa Holding Income Statement

Gross Revenues Breakdown

R$ thousands

	3Q07	3Q06	Variation 3Q07/3Q06	9M07	9M06	Variation 9M07/9M06
Transaction revenues	203,415	81,661	**149.1%**	506,592	268,375	**88.8%**
Trading fees	127,700	53,488	**138.7%**	323,331	176,402	**83.3%**
Clearing and settlement fees	75,715	28,173	**168.8%**	183,261	91,973	**99.3%**
Securities lending fees	16,316	3,949	**313.2%**	35,792	13,257	**170.0%**
Depository, custody and back-office services	7,181	5,393	**33.2%**	19,355	14,789	**30.9%**
Annual listing fees	5,629	4,296	**31.0%**	15,622	12,888	**21.2%**
Market data services	3,316	2,444	**35.7%**	8,537	6,553	**30.3%**
Data processing, software licensing and telecom service fees	1,527	1,918	**-20.4%**	4,218	5,719	**-26.2%**
Other revenues	2,518	3,427	**-26.5%**	10,350	8,484	**22.0%**
Total	**239,902**	**103,088**	**132.7%**	**600,466**	**330,065**	**81.9%**

Source: Bovespa Holding Financial Statements

Gross Revenues Breakdown (Cont´d)

9M06 Gross Revenues

R$ millions


Depository
5%
Listing
4%
Securities
Lending
4%
Market Data
2%
Other
4%
Transaction
81%

Total Revenues: R$ 330.1 million

9M07 Gross Revenues

R$ millions


Depository
3%
Listing
3%
Securities
Lending
6%
Market Data
1%
Other
3%
Transaction
84%

Total Revenues: R$ 600.5 million

Source: Bovespa Holding Financial Statement

Transaction margin by market in basis points

BOVESPA HOLDING
www.bovespaholding.com.br



5.7
13.4
6.3
3Q06
5.8
14.5
6.5
3Q07



5.7
13.7
6.2
9M06
5.7
14.0
6.3
9M07

□ Cash market □ Derivatives ■ Total

Source: Company

Expenses Breakdown

BOVESPA HOLDING

www.bovespaholding.com.br

R$ millions

	3Q07	3Q06	Variation 3Q07/3Q06	9M07	9M06	Variation 9M07/9M06
Personnel	31,736	25,574	**24%**	88,084	69,874	**26%**
Information technology and telecom systems	15,636	16,164	**-3%**	45,712	46,541	**-2%**
Marketing and advertising	6,234	4,890	**27%**	17,301	11,812	**46%**
Depreciation and amortization	4,330	4,076	**6%**	13,062	12,158	**7%**
Members technology development program	3,484	3,705	**-6%**	10,630	10,587	**0%**
Communication	2,664	1,667	**60%**	7,346	4,852	**51%**
Professional services	2,370	2,558	**-7%**	7,188	6,909	**4%**
Others expenses	2,996	3,435	**-13%**	7,902	7,512	**5%**
Taxes	1,606	1,431	**12%**	4,902	4,284	**14%**
Occupancy, general and administrative	1,441	1,267	**14%**	4,618	3,827	**21%**
Total	**72,497**	**64,767**	**12%**	**206,745**	**178,356**	**16%**

Source: Bovespa Holding Financial Statements

Expenses Breakdown (Cont´d)

BOVESPA HOLDING
www.bovespaholding.com.br

9M06 Expenses Breakdown

R$ millions



Depreciation and Amortization 7%
Marketing and Advertisement 7%
PAT 6%
Other Expenses 6%
Professional Services 4%
Communication 3%
G&A 2%
Personnel 39%
IT Services 26%

Total Expenses: R$ 178.4 million

9M07 Expenses Breakdown

R$ millions



Depreciation and Amortization 6%
Marketing and Advertisement 8%
PAT 5%
Other Expenses 7%
Professional Services 3%
Communication 4%
G&A 2%
Personnel 43%
IT Services 22%

Total Expenses: R$ 206.7 million

Source: Bovespa Holding Financial Statements

Cash Breakdown

BOVESPA HOLDING

www.bovespaholding.com.br

Cash Balance*

* R$ millions. without securities investor guarantee fund



2004-9M2007 CAGR: 32.4%
746.2
913.6
1,240.4
1,732.6
2004
2005
2006
9M2007
1,732.6
26.8
229.6
1,476.2
Earnings on securities under custody
Cash margin deposit

Source: Bovespa Holding Financial Statements

Market Performance

- **Closing price of Bovespa Holding´s common shares in November 28, 2007: R$ 32.30**
- **Market Value: R$ 22.8 billion** (based on closing price above)
- **Daily average trading value since October 26, 2007: R$ 222.3 million** (excluding first trading day, 10/26/07)
- ***Turnover velocity* over securities offered[1] since first trading day: 101.4%**
- ***Turnover velocity* over capital stock[2] since first trading day: 41.4%**
- **Performance higher than Ibovespa Index from the IPO price (R$23.00)**:
  - ✓ BOVH3 = **+ 40.43%**
  - ✓ Ibovespa Index = **- 1.44%**

(1) Securities offered including green shoe: 288,066,125 shares
(2) Capital Stock consists of 705,275,264 common shares.

Business Strategy

BOVESPA HOLDING

Business Strategy

- Increase the Number of Domestic and Foreign Issuers
- Increase the Number of Individual and Foreign Investors
- Seek Diversification of Revenues
- Foster Activities Outside of the RJ-SP Axis
- Rationalize Costs and Maximize Operational Leverage
- Continuously Invest in Technology and Human Resources

Investor Relations

www.bovespaholding.com.br
e-mail: ri@bovespaholding.com.br
Phone: 55 11 3233 2431/2843

DOC. 32 – 3Q07 International Conference Call Transcription – November 29, 2007

BOVESPA HOLDING

www.bovespaholding.com.br

International Conference Call

Bovespa Holding

3rd Quarter 2007 Earnings Results

November 29th, 2007

Operator:

We have here today in this call Mr. Gilberto Mifano, CEO of the company; Mr. Francisco Carlos Gomes, the CFO and Mr. Charles Mann de Toledo the Investor Relations Deputy Officer.

Later we will conduct a question and answer session and instructions to participate will be given at that time.

Mr. Charles Toledo: So please everybody, if we could go to page 9, here we are going to start speaking about our operational highlights.

So in page 10 you can see more or less the same graphs that we had in our presentation on the road show and here in our first slide we can see the growth of the daily average trading value that in the first nine months of this year compared with the nine months of last year we had a growth of 87% and if we get only for the quarters you can see here that our average daily volume is R$ 5 billion, against last year's quarter of 2 billion and that is an increase of 150%.

To the right to can see the daily average number of trades in terms of thousands of trades and here you can see also that comparing the first nine months the number of trades grew 65% and I must say that now in the average in terms of trades in October, January through October, it went up to 144,000 trades and if we get only the October figure that went up to 195,000 trades on average. If we compare the quarter you can see that the average of the quarter was 160.4 thousand against 81.9 from last year's quarter and that is an increase of 96%.

I must mention that all of this information is relevant for what we understand is relevant for modeling our business, because here we are going through the most important figures for analysts and investors to understand and eventually to project our business. So in terms of securities lending here you can see that we have open positions, taking into account the 2006 figure, of R$ 7.2 billion against 600 million. Well, in that aspect we had a CAGR of 86% and since we are comparing here totals, in terms of the third quarter we ended up with 23.2 open in terms of billions in terms of open interest and that was a 274% increase against last year's quarter.

In terms of number of investor accounts - and that is very important for us, because we charge the investors a monthly fee for each account - we can see that at the end of 2006 we had 238 thousand, almost 240,000 and that was an

increase of 26% annually beginning from 2002. And if we get the picture of this quarter we can see that went up 301.3 thousand and if we take the information of October that went up to 328.4 thousand and we understand that this will increase a lot with these last IPOs, especially the one from BM&F that just occurred. Well, anyhow the number of accounts had an increase comparing with last year of 29%.

Going to the page 11, we can see other important figures for our business and we can see here in terms of the public offerings in the first nine months R$ 41.7 billion were raised, 88% higher than last year's in the first nine months and this accelerated if we compare the quarters only. We had in this quarter, R$ 16.7 billion raise against 7.4 of last year's quarter.

Also in terms of offerings we can see at the slide the number of public offerings and in the end of the nine month period we had 56 public offerings and that means a 93% increase comparing with last year's and this also accelerated, as we had in this quarter, 21 against 6, of last year's and that was an increase of 250%. Also in terms of this line of revenue, important is to notice the increase of number of issuers. At the end of September we had already 695 issuers listed; if we take into account the stock exchange issuers that was 434 against 394 from last year's.

Another source of revenue as you know is market data and here I would say that the figure that we should look at is the number of clients of home brokers and from the vendors, the informants. So in terms of the home broker we had an increase of 105% comparing the quarters - so we have now 168,000 investors that pay us a fee for accessing our information, mostly individual investors. In terms of the vendors the number of clients that they informed us went up to 59.6 thousand and that was an increase of 98% comparing with last year's quarter that we had only 30,000 investors.

Well, in the next page we can see on page 12 - this is also important, because as you know more than 80% of our revenue comes from trading and this trading has various markets - so as you can see we can see that stock and derivatives represented 99.7% in 2006 and now represents almost 100% and that was due to the decrease of the participation of fixed income.

But anyhow here we can see how important is the cash market, because stocks and derivatives is subdivided into cash and derivatives, so here you can see that the cash market represents around 93% - that is not much different than last

year's - and we are speaking here of the first nine months and we can see here that the derivatives decreased a little bit coming from 7% to 6.9%.

In terms of the quarters you can see that the things are more or less the same, the only difference here is that the derivatives had a larger increase comparing with last year, but we can see at the third column that in terms of the traded value the increase that happened comparing the periods. If we compare the quarters, you can see that we had a 145% increase comparing this quarter with last year's quarter and if we take into account the first nine months that went up to 88%, more or less.
So I think this is important just for everybody to see the evolution of the participation of each of these markets in terms of the trading value that, as I mentioned, is responsible for more than 80% of our revenues. I will pass now the presentation to Francisco, he will talk about our financial highlights.

Mr. Francisco Carlos Gomes: Good morning and good evening to all, it is a pleasure to talk with you. Well, before presenting some financial highlights it should be noticed that we made some adjustments in order to make the financial statements comparable. This is due because we did a reorganization in our corporate structure and to take into account the tax effects in the past profit and loss statements. It should be noticed also that the actual results are greater than the results presented now. Also in the balance sheet of the third quarter we did not consolidate the BSM, the Bovespa supervision body, and the Guarantee Fund of Bovespa, ok? Then in the cash position on the end of the third quarter there is no cash of the Guarantee Fund.

Well, looking at the slide 14, and on the right side of each picture you can see the nine months comparative performance of Bovespa Holding and on the left side you can see the performance on the third quarter. In all of the slides you will find that we have a huge rate of growth and the acceleration of such rate of growth in the last quarter. Well, net revenues grew at a rate of 82% in nine months and in the last quarter at a rate of 133%. We got R$ 214 million in net revenues in the third quarter and in the nine months of 07 we got almost R$ 540 million. We had a huge growth in net revenues.

When you look at the Ebitda pro forma you can see the huge rate of growth and the operational leverage effect. In nine months of 07 our Ebitda pro forma reached a figure of almost R$ 350 million with an Ebitda margin of 64% with a

growth of 166%. When we look at the last quarter the rate of growth of the Ebitda almost reached a figure of 400%, 367% precisely, and the Ebitda margin grew from 34% to 68%.

The same occurs with net income. The pro forma net income grew at a rate of 110%. The net income margin rose from 49% to 56%. In nine months we had a net income of almost 305 and in the last quarter our margin rose from 46% to 59% and the net income grew at a rate of 200%. We got R$ 125 million in the last quarter.

On the next slide, slide 15, we have the main items of our profit and loss statement. It should be noticed that in nine months of 07 we had net revenues of R$ 538 million compared to almost R$ 300 million in nine months of 06.

In the last quarter we had R$ 215 million of net revenues compared to R$ 92 million in the last quarter of 06 - it is a huge increment. When we look at the operating expenses we had in nine months of 06 R$ 178 million compared to R$ 206 million in nine months of 07. When we look at the most recent period, in this quarter we had almost R$ 73 million of operating expenses against R$ 65 million for the third quarter of 06.

It should be noticed the operational leverage effect, because in nine months of 06 our operating expenses accounted for 60% of our net revenues and in nine months of 07 they accounted only for 38% of our net operating revenues and such effect is more deeply seen in the last quarter, because in the last quarter the operating expenses represented only 34% of our net operating revenues and in the same period of 06 it represented 70%.

Our net income reached a figure of R$ 300 million in nine months of 07 compared to R$ 145 million in nine months of 06, a huge increment of more than 100%. In the last quarter our net income was R$ 125 million compared to R$ 42 million in the same period of 06, more than tripled.

In the last slide we have the breakdown of our gross revenues and it should be noticed that transactions revenues continue to account for the most part of our revenues and they rose in the last quarter at a rate of 150% and when we compare the nine months, such revenues rose at a rate of almost 9%.

Securities lending fees is the item with the highest rate of growth. Comparing the two nine months it rose at a rate of 170% and when we look at the most recent periods, in the third quarter of 07 compared to the same period of 06, securities lending fees grew at a rate of 313%. The remaining items rose at a rate of around 30%.

It should be noticed that data processing software licenses and telecom services decreased because we terminated a telecom service called Spot that was not a profitable line of business and an unnecessary line of business. That is why when we compare the figures of 06 with 07, such item of revenues decreased in the period. The same is true for other revenues, because nowadays we do not include the management fee of the Guarantee Fund of Bovespa in the revenues of the holding company, because such fund is now managed by BSM and we did not consolidate BSM in our statements because BSM is a not-for-profit entity.

On the next page you have the breakdown of our gross revenues. You can see that transaction revenues accounted for 84% of our total revenues, shifting from 81% and the remaining items remain more or less the same, besides securities lending that increased its participation from 4% to 6%, taking into account the huge rate of growth of the securities lending activity. And the total revenues increased from R$ 330 million to R$ 600 million, almost doubled the gross revenues.

On slide 18 you can see the transaction margin by assets classes, our margin on volumes. It should be noticed that in a short period of time there are more variations of such margins and when we look at larger periods like nine months, such margins are more stable.

Then looking at the right side of the slide you can compare the margins of nine months of 07 with nine months of 06. Then the overall margin increased from 6.2 bps to 6.3 bps and the derivative margin increased from 13.7 bps to 14 bps and the margin in the cash market remained more or less stable around 5.7 bps.

On the left side of the figure you can see the margins for the third quarter of 06 compared to the third quarter of 07 and then we have a small increase in the margin of cash market from 5.7 to 5.8 bps. The margin for derivatives increased from 13.4 to 14.5 bps and the overall margin increased from 6.3 to 6.5 bps. It should be noticed that such figures do not encompass the change in the rebates that will prevail after the first of October, then probably we will

have an increase in such margins and such margins are very sensitive in changes in the product mix trading to the market, the composition of day trade and definitive transactions or final transactions and for options the composition of options on equities and options on indexes.

On slide 19 we have the breakdown of our expenses. It should be noticed that to analyze such items we should analyze personnel and IT and Telecom Systems together, because we continue to stop outsourcing some IT services and start to provide such IT services internally, then we have an increase in personnel and a decrease in IT expenses - then we had in the last quarter R$ 31 million of personnel expenses compared to R$ 25 million in the third quarter of 06, an increase of 24%; and in the nine months we have R$ 88 million compared to R$ 70 million, an increment of 26%.

The marketing and advertisement also increased by a rate of 27% in the third quarter compared to the third quarter of 06 and 46% when we compare the nine months. This is because we stopped marketing support to brokerage members - we stopped in the first of October - then we have the support of six months incorporated into three months of operations.

It should be noticed also that communication expenses rose at a rate of, 50% in three months compared to 60% in nine months and this is due we have to provide information to investors about their transactions into the market and we have to provide the investors with that statements in our depository.

There is no additional item to mention in this slide, let us take a look at the expenses breakdown, into slide 20. When we look at personnel; IT services; and depreciation and amortization we have 71% of our expenses and such figures is more or less the same in the nine months of 06. In 06 we had ... 72% in such expenses. Marketing and advertisement rose from 7% to 8% because of the support activities that we terminated on last September and the PAT decreased from 6 to 5%, but we terminated it on last September also. Then we will have a slight reduction in marketing and advertisement on the last quarter of 07 and we have the extinction of the PAT in the last quarter of 07.

On slide 21 we have our cash position. Such cash position was adjusted for the exclusion of the Guarantee Fund, Bovespa's Guarantee Fund, for all of the years including 07. Then our cash position grew at a rate of 32%. Nowadays, or at the end of September we had R$ 1.7 billion in cash; we have to exclude the corporate events in the depository and

the margin cash deposits. Then our net cash position is around R$ 1.5 billion. We continue with the approach of: if we do not have investment alternatives that make sense, from a strategic point of view, and that increase our internal rate of return and create value to our shareholders, we will increase our payout ratio. This subject will be addressed in the next board meeting in December.

On page 22 you can see basically three things:

- ✓ The huge market cap of the company. Considering the closing price of Bovespa Holding yesterday, at R$ 32.30, the market value of the company reached R$ 22.8 billion - almost around US $13 billion yesterday.

- ✓ You can see also in the next three bullets the liquidity of the stock into the market. Excluding the first trading day, the daily average trading volume since October 26th is R$ 222 million per day. The turnover velocity, considering only the floating of the company and excluding the shares into the lock up, is 101%, and the turnover velocity over the total capital base is 41%, that shows that the stock is very liquid and very deep into the market.

- ✓ And the appreciation of the stocks compared to the IPO price was 40%, compared to the performance of the Ibovespa index of -1.5%. These are my remarks, I will give the ... to Mifano to conduct the final remarks or to conduct the Q&A session. Thank you all.

Mr. Gilberto Mifano: Well, thank you Francisco, good morning all. The next slide, 24, is just to remind you our strategy. It is the same that we told you during the road show, it is the same in our prospectus, our memorandum. We still are working very hard to increase the number of issuers; to increase the number in the base of investors; we are working to diversify our revenues and also trying to get more and more business from other regions besides Sao Paulo and Rio de Janeiro cities; also there is something that is our day-to-day homework to rationalize costs and maximize our operational leverage and by the end also investing continuously in technology and human resources. This is our strategy, our overall strategy - of course we have a lot of action plans to reach that and we are working very hard to do it. Now I would like to ask Charles to conduct the Q&A session.

International Conference Call

Bovespa Holding

3rd Quarter 2007 Earnings Results

November 29th, 2007

Mr. Toledo: I just would like make a remark, it is important. Today we made available two documents in English, the first is a translation of the third quarter report that we filed at CVM on November 14th and the other document is in fact the basis of this presentation, that is the management's report of the third quarter and reading this you see why we had to have this presentation and make the combined financial statements for you guys to understand the comparison of our performance of this year with last year's. I think we can go to the question and answers now.

Q&A Session

Operator: Thank you. Ladies and gentlemen, we will now begin the Question and Answer session. If you have a question, please press the star (*) key followed by the one (1) key on your touch-tone phone. If at any time you would like to remove yourself from the questioning queue press star (*), two (2).

Excuse me, our first next question comes from Mr. Jason Mollin with Goldman Sachs.

Mr. Jason Mollin (Goldman Sachs): Hello everyone, congratulations to Bovespa's management for completing the first quarter reporting. the first quarter after becoming a public company. I have two questions, my first is on the concentration of trading, if you ... the evolution of that by the top five or ten companies, what that comprises of your average value traded over the period?

And my second question is related to the movement from the balance sheet, we did see now that you are excluding the guarantee fund, I think that you can look at the yield on securities effectively, but can you comment on the cash margin accounts that we saw a decline quarter-on-quarter from the second quarter to the third quarter and how we should think about that as a revenue source, the floating ... on that going forward?

Mr. Mifano: Jason, thank you for your question. Let us start with the concentration of the market. We are more or less in line with all the figures that you saw in our prospectus, the original ... no much changes since then. I do not have now the figures, the exact figures to give you, but in terms of trend is the same, we are seeing year by year a decrease in this concentration, we are not so far and we are in line with other exchanges around the world.

We were, ten years ago, too much concentrated in few stocks but now we are in line with the others and of course with IPOs coming with very good liquidity - as our own stock Bovespa Holding and as we expect to have with BM&F

stock - we probably will have less and less concentration. Your second question was about the margin deposit, I will pass the telephone to Francisco. Please Francisco.

Mr. Gomes: Ok. Let me emphasize two things: the first thing is that in the balance sheet of the prospect of the offering memorandum of Bovespa for 04, 05, 06 and the half-period of 07 we consolidated the Guarantee Fund into the combined balance sheet because ... this is due because of the accounting standards, but it is important to notice that the revenue, financial revenue's interest of the cash of the Guarantee Fund were not included in the profit and loss statement. This is the basic thing to take into account.

Considering that after the demutualization the Guarantee Fund was transferred - the management of the Guarantee Fund was transferred to BSM and BSM is a not-for-profit corporation entity, the Guarantee Fund is consolidated into BSM's balance sheet, not into BSM's profit and loss statement; and considering that BSM is a not-for-profit entity that is not allowed to distribute dividends or interest on capital we did not consolidate into Bovespa Holding's profit and loss statements and balance sheet. Then, when you compare the profit and loss statement of the past periods with the current period there is no effect of the Guarantee Fund. The data is comparable.

The only incomparable figure is when we look at the cash position in the past balance sheet with the cash position in the current balance sheet - and we provided in the statement the amount of the Guarantee Fund in all periods in order to make it possible to you compare the net cash position of Bovespa Holding nowadays and in the past. Is that ok, Jason?

Mr. Mollin (Goldman Sachs): Thank you very much.

Mr. Gomes: You are welcome.

Mr. Bernardo Mariano (Equity Research Desk): Hi Mifano, congratulations for all of you on the IPO. My question is regarding the talks that you guys have been having for a long time with BM&F regarding a potential merger. Are those talks after the acquisition of CME portion of BM&F and the NYX portion of Bovespa - are those conversations to continue or do you think these acquisitions will lower the speed of, or the talks among you and BM&F?

Mr. Mifano: Hi Mariano, thank you for your questions. We of course after our demutualization we did not have too much talks with BM&F because they were and they are under the same pressure of doing their own IPO - and you probably know that today they announced the price and they are going to start tomorrow the negotiation, the trading, and what we expect is to come back and to seek with them next year, beginning of next year and trying to recover, to restart these discussions.

Of course now we have something new in front of us, is the stake of CME in BM&F and I do not think this is relevant and also our own situation with a very small - but it is something to take into account - the stake of NYSE.
In my point of view I think we are in the same position If both companies want or decide to do something together we still can do it, even with the participation of CME in BM&F and NYSE with us. Let us see what is going to happen with BM&F now being publicly traded and let us see how both new boards will understand the future of each company. There is no stress and we still, both BM&F and us, think that we can at least try to do something together.

Operator: I would like to invite Mr. Charles Toledo to proceed with his closing statements. Please sir, go ahead.

Mr. Toledo: Ok, I will let Mifano do the closing of the conference call.

Mr. Mifano: Again thank you very much to joining us in this first conference call that we are doing since we became public. For us it is a very good experience and I hope we helped you a little bit to understand more about our business and thank you very much for your attention to be here and please, if you have further questions, if you need more clarification on something, please contact us at our investor relations department, we are at your disposal. Thank you, have a good day.

Operator: That does conclude the Bovespa Holding audio conference call for today. Thank you very much for your participation, have a good day and thank you for using Chorus Call Brasil.

DOC. 33 – Calendar of Corporate Events for 2008

CALENDAR

Annual financial statements and consolidated financial statements for 2007	
EVENT	**DATE**
Release for shareholders	March 11, 2008
Publication	March 11, 2008
Release to São Paulo Stock Exchange	March 11, 2008

Standard Financial Statements for 2007	
EVENT	**DATE**
Release to São Paulo Stock Exchange	March 11, 2008

Distribution of dividends or interest on equity of 2007 fiscal year				
Event	**Date**	**Amount (R$)**	**Value in R$/share**	**Payment Day**
Interest on Equity	Board Meeting December 27, 2007	30.467.891,41	0,04320	January 15, 2008

Annual information for 2007 fiscal year	
EVENT	**DATE**
Release to São Paulo Stock Exchange	May 9, 2008

Quarterly Information	
EVENT	**DATE**
Release to São Paulo Stock Exchange	
First Quarter	May 9, 2008
Second Quarter	Aug 8, 2008
Third Quarter	Nov 7, 2008

General Meeting	
EVENT	**DATE**
Publication of the General Meeting Call	March 26, 27 and 28, 2008
Ordinary and Extraordinary General Meeting	April 10, 2008
Release of General Meeting main decisions to the São Paulo Stock Exchange	April 10, 2008
General Meeting Minutes forwarding to the São Paulo Stock Exchange	April 18, 2008

Presentation for Analysts	
EVENT	**DATE**
Presentation for investors and analysts	March 19, 2008

Board Meeting	
EVENT	**DATE**
Analysis of the 2007 audited financial statements, explanatory notes and management report.	March 6, 2008
Release of Board Meeting main decisions to the São Paulo Stock Exchange	March 6, 2008
Release of Board Meeting Minutes for São Paulo Stock Exchange	March 17, 2008

DOC. 34 – Calendar of Corporate Events for 2007

EVENTS CALENDAR

Interim results release - Quarterly Financial Information	
Event	**DATA**
Interim results 3Q07	Nov, 14th

Interim results release - English Version of Quarterly Financial Information	
Event	**DATA**
Interim results 3Q07	Nov, 29th

Presentation - public meeting presentation for investors and analysts	
Event	**DATA**
Interim results 3Q07 public presentation for investors and analysts Apimec / SP, São Bento street, 545 – 5th sobreloja, São Paulo/SP *8:30am to 10:30am (BrT)*	Nov, 29th

Presentation – Conference Call	
Event	**DATA**
Interim results 3Q07 Conference Call (in English) *11am to 12am (BrT)*	Nov, 29th

DOC. 35 – Operational Figures Report – January 2008

BOVESPA HOLDING Relações com Investidores

BOVESPA NOVO MERCADO

BANCO DE DADOS / OPERATIONAL FIGURES

Fale com RI / Contact Us
Tel. / Phone : 55 11 3233- 2490
ri@bovespaholding.com.br

	Período / Period
1. Bovespa Holding	
1.1. Histórico de cotações por mercado - Diário / Historical prices by market - Daily	Out/07 a Jan/08
1.2. Valor de Mercado Diário / Market Value - Daily	Out/07 a Jan/08
1.3. Ranking de Negociação Diário / Ranking of trading	Out/07 a Jan/08
1.4. Turnover velocity Acum. - Diário / Daily	Out/07 a Jan/08
1.5. Volume Financeiro e N° de Negócios Mensal / Value traded and # of trades - Monthly	Out/07 a Jan/08
2. Operações / Trading	
2.1. Volume Financeiro Mensal / Value traded - Monthly	Jan/06 a Jan/08
2.2. N° de Negócios Mensal / # of trades -Monthly	Jan/06 a Jan/09
2.3. Concentração de Mercado Mensal / Market´s Concentration - Monthly	Jan/02 a Jan/08
2.4. Part. Investidores no Vol. Finan. Total / Investor´s Participation in Total Value	Jan/04 a Jan/08
2.5. Valor de Mercado - Anual e Diário / Market Value - Annual and Daily	Jan/04 a Jan/08
3. Empréstimos de Títulos / Securities Lending	
3.1. Volume transacionado - Mensal / Total Value - Monthly	Jan/02 a Jan/08
3.2. Número de transações - Mensal / Number of transactions - Monthly	Jan/02 a Jan/08
3.3. Contratos em aberto - Mensal / Open Interest - Monthly	Jan/02 a Jan/08
4. Listagem / Listing	
4.1. Número de emissores listados / Number of Issuers	
4.1.1. por segmento de listagem - Mensal / Listing Segments - Monthly	Jan/02 a Jan/08
4.1.2. por mercado - Anual / by market - Monthly	1990 a 2008
4.2. Fluxo de Registros em Bolsa - Anual / Stock Exchange Issuers Flow - Annual	1991 a 2008
4.3. Captações em Bolsa (IPO e Follow on) / Capital Raised	
4.3.1. Volume Financeiro - Mensal / Value - Monthly	Jan/04 a Jan/08
4.3.2. Número de Ofertas Públicas - Mensal / # of offerings - Monthly	Jan/04 a Jan/09
5. Custódia / Custody	
5.1. N° de Contas de Custódia Ativas - Annual e Mensal / # of custody accounts - Annual and Monthly	Jan/02 a Jan/08
5.2. Valor dos valores mobiliários em depósito na depositária - Mensal / Balance of deposited securities - Monthly	Jan/02 a Jan/08
6. Outros / Other	
6.1. Número de pregões - Mensal / # of Trading Sessions - Monthly	1968 a 2008

NEGOCIAÇÃO / TRADING

Bovespa Holding S.A. - BOVH3 voltar / back

Data / Date	Mercado / Market	Código / Ticker	Tipo / Type	Forma de Cotação / Quotation Factor	Eventos corporativos / Corporate Actions	Prazo em dias Termo / Forward Market term in days	Moeda/ Currency	Preços / Prices					Nº de Negócios / # of trades	Qtde de Ações / Volume	Volume Financeiro / Value traded	Preço de Exercício / Strike Price	Data de Vencimento / Maturity date
								Abertura / Opening	Máximo / Highest	Mínimo / Lowest	Médio / Average	Fechamento / Closing					
18/Jan/2008	Exercício de Opção Compra / Exercise Call Option	BOVHB24E	ON	por ação		0	R$	24.00	24.00	24.00	24.00	24.00	1	200	4,800.00	24.00	2/18/2008
31/Jan/2008	Exercício de Opção Compra / Exercise Call Option	BOVHB24E	ON	por ação		0	R$	24.00	24.00	24.00	24.00	24.00	1	100	2,400.00	24.00	2/18/2008
26/Oct/2007	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	30.02	35.25	29.00	31.53	35.00	40,788	1,008,493	31,829,289.93		
29/Oct/2007	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	34.50	34.50	32.00	32.87	32.10	7,144	176,060	5,845,567.11		
30/Oct/2007	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	32.00	32.28	31.01	31.58	31.10	2,357	60,947	1,924,439.69		
31/Oct/2007	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	31.30	32.99	31.30	32.40	32.76	2,571	67,850	2,201,690.22		
01/Nov/2007	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	32.40	32.85	31.80	32.33	32.77	1,231	30,926	999,851.10		
05/Nov/2007	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	32.10	32.85	31.85	32.17	31.90	960	24,232	779,661.31		
06/Nov/2007	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	32.40	32.99	32.06	32.47	32.99	1,157	28,912	939,094.00		
07/Nov/2007	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	32.84	34.47	32.26	33.24	34.03	1,455	38,040	1,265,073.18		
08/Nov/2007	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	33.50	34.95	32.70	34.08	33.33	1,163	32,616	1,111,366.80		
09/Nov/2007	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	34.00	37.70	33.36	35.79	37.20	2,850	77,650	2,780,893.78		
12/Nov/2007	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	36.13	37.19	35.95	36.35	36.40	813	24,147	877,919.68		
13/Nov/2007	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	36.50	37.08	35.70	36.50	35.80	544	14,362	524,088.81		
14/Nov/2007	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	36.26	37.35	36.26	36.92	36.32	685	19,624	724,651.02		
16/Nov/2007	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	36.40	36.70	34.95	35.60	35.16	673	21,115	751,729.19		
19/Nov/2007	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	35.40	35.50	33.08	34.00	33.50	801	22,265	757,145.89		
21/Nov/2007	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	33.51	33.55	31.10	31.88	31.70	985	30,093	959,387.63		
22/Nov/2007	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	31.99	33.49	31.85	32.58	32.51	503	14,370	468,127.42		
23/Nov/2007	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	32.53	32.90	31.95	32.58	31.95	345	8,814	286,892.88		
26/Nov/2007	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	32.17	32.63	31.10	32.18	31.60	475	13,638	437,572.49		
27/Nov/2007	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	31.00	31.25	30.05	30.84	30.05	869	18,813	579,933.08		
28/Nov/2007	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	31.02	32.30	30.45	31.45	32.30	623	18,729	589,287.51		
29/Nov/2007	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	32.40	34.60	32.35	33.72	34.57	1,309	38,604	1,303,656.39		
30/Nov/2007	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	35.90	35.95	33.25	34.81	33.99	1,132	29,958	1,042,218.19		

Data / Date	Mercado / Market	Código / Ticker	Tipo / Type	Forma de Cotação / Quotation Factor	Eventos corporativos / Corporate Actions	Prazo em dias Termo / Forward Market term in days	Moeda/ Currency	Preços / Prices Abertura / Opening	Máximo / Highest	Mínimo / Lowest	Médio / Average	Fechamento / Closing	Nº de Negócios / # of trades	Qtde de Ações / Volume	Volume Financeiro / Value traded	Preço de Exercício / Strike Price	Data de Vencimento / Maturity date
03/Dec/2007	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	34.18	34.18	32.86	33.05	32.90	609	16,809	555,455.71		
04/Dec/2007	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	32.14	32.70	31.81	32.19	32.60	459	13,007	418,816.62		
05/Dec/2007	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	33.00	34.87	32.84	34.27	34.10	991	27,896	959,506.19		
06/Dec/2007	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	35.00	35.20	34.16	34.92	35.20	918	25,989	907,753.68		
07/Dec/2007	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	35.00	35.63	34.56	35.28	35.29	678	18,750	661,489.61		
10/Dec/2007	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	35.30	35.98	35.21	35.63	35.81	479	12,690	452,255.13		
11/Dec/2007	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	36.00	36.45	35.50	36.06	35.50	718	19,547	704,531.58		
12/Dec/2007	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	35.50	36.06	35.31	35.75	35.63	312	8,900	318,160.66		
13/Dec/2007	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	35.20	35.90	34.00	35.10	35.90	397	11,890	417,696.85		
14/Dec/2007	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	36.00	36.00	35.01	35.74	35.60	278	7,739	276,607.18		
17/Dec/2007	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	35.45	35.45	33.50	34.21	33.60	401	10,465	357,465.58		
18/Dec/2007	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	34.00	34.59	33.50	33.88	33.63	261	6,552	221,864.18		
19/Dec/2007	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	33.38	34.00	32.56	33.20	33.01	198	5,168	171,613.90		
20/Dec/2007	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	33.16	33.49	32.60	33.04	33.24	235	6,175	204,033.96		
21/Dec/2007	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	33.50	34.27	33.22	33.57	34.27	245	6,795	228,109.23		
26/Dec/2007	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	34.30	35.10	33.90	34.69	34.00	334	8,479	294,195.98		
27/Dec/2007	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	34.15	34.90	33.70	33.99	33.60	169	3,426	116,402.65		
28/Dec/2007	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	33.80	34.00	33.00	33.52	33.70	210	4,568	153,152.03		
02/Jan/2008	Fracionário / Odd-Lot	BOVH3F	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity		R$	33.99	35.30	33.50	34.59	33.60	329	9,082	314,241.31	-	12/31/9999
03/Jan/2008	Fracionário / Odd-Lot	BOVH3F	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity		R$	33.45	33.65	32.88	33.24	33.00	193	4,697	156,134.81	-	12/31/9999
04/Jan/2008	Fracionário / Odd-Lot	BOVH3F	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity		R$	33.00	33.00	30.07	30.82	30.49	1,650	50,150	1,545,449.38	-	12/31/9999
07/Jan/2008	Fracionário / Odd-Lot	BOVH3F	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity		R$	31.00	31.00	28.00	29.71	29.37	946	29,147	864,987.32	-	12/31/9999
08/Jan/2008	Fracionário / Odd-Lot	BOVH3F	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity		R$	29.55	30.45	28.95	29.65	29.87	388	10,658	316,060.53	-	12/31/9999
09/Jan/2008	Fracionário / Odd-Lot	BOVH3F	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity		R$	29.75	29.92	28.91	29.41	29.49	256	6,718	187,621.75	-	12/31/9999
10/Jan/2008	Fracionário / Odd-Lot	BOVH3F	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity		R$	29.82	29.99	27.50	28.61	27.95	453	11,528	331,935.52	-	12/31/9999
11/Jan/2008	Fracionário / Odd-Lot	BOVH3F	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity		R$	27.90	29.30	27.70	28.38	28.70	320	8,803	249,650.80	-	12/31/9999
14/Jan/2008	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	28.39	28.98	28.45	27.52	27.20	407	11,080	304,783.49	-	12/31/9999

Data / Date	Mercado / Market	Código / Ticker	Tipo / Type	Foma de Cotação / Quotation Factor	Eventos corporativos / Corporate Actions	Prazo em dias Termo / Forward Market term in days	Moeda/ Currency	Preços / Prices					Nº de Negócios / # of trades	Qtde de Ações / Volume	Volume Financeiro / Value traded	Preço de Exercício / Strike Price	Data de Vencimento / Maturity date
								Abertura / Opening	Máximo / Highest	Mínimo / Lowest	Médio / Average	Fechamento / Closing					
15/Jan/2008	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	27.00	27.19	24.20	25.48	24.20	799	22,563	574,538.17	-	12/31/9999
16/Jan/2008	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	24.09	25.09	21.20	23.28	25.09	796	22,751	530,001.86	-	12/31/9999
17/Jan/2008	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	24.91	25.99	23.11	24.58	25.50	446	14,039	345,795.69	-	12/31/9999
18/Jan/2008	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	25.73	27.12	24.82	26.13	24.82	406	12,724	332,120.50	-	12/31/9999
21/Jan/2008	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	23.00	23.49	22.00	22.79	23.05	459	13,463	307,064.64	-	12/31/9999
22/Jan/2008	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	22.80	24.50	22.80	23.63	23.31	370	11,373	268,740.74	-	12/31/9999
23/Jan/2008	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	23.39	23.39	21.41	22.30	21.93	335	9,727	216,911.92	-	12/31/9999
24/Jan/2008	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	23.20	25.90	22.71	24.37	24.65	582	15,796	385,073.08	-	12/31/9999
28/Jan/2008	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	24.00	25.99	23.73	25.01	25.62	326	10,022	250,947.46	-	12/31/9999
29/Jan/2008	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	26.40	27.49	26.10	26.88	26.75	427	12,606	338,648.11	-	12/31/9999
30/Jan/2008	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	26.36	26.55	24.71	25.90	26.31	331	10,351	268,350.39	-	12/31/9999
31/Jan/2008	Fracionário / Odd-Lot	BOVH3F	ON	por ação			R$	26.35	26.35	25.00	25.71	25.90	249	7,047	181,243.60	-	12/31/9999
12/Nov/2007	Opções de Compra / Call Option	BOVHL42	ON	por ação			R$	0.03	0.09	0.03	0.08	0.09	2	1,000	84.00	42.00	12/17/2007
12/Nov/2007	Opções de Compra / Call Option	BOVHL38	ON	por ação			R$	0.64	1.00	0.64	0.80	1.00	14	11,100	8,884.00	38.00	12/17/2007
13/Nov/2007	Opções de Compra / Call Option	BOVHL38	ON	por ação			R$	1.50	2.00	1.50	1.97	2.00	9	2,200	4,350.00	38.00	12/17/2007
14/Nov/2007	Opções de Compra / Call Option	BOVHL42	ON	por ação			R$	0.80	2.20	0.80	1.60	1.65	36	5,600	8,986.00	42.00	12/17/2007
14/Nov/2007	Opções de Compra / Call Option	BOVHL38	ON	por ação			R$	2.00	3.24	2.00	2.60	2.70	13	2,300	5,990.00	38.00	12/17/2007
16/Nov/2007	Opções de Compra / Call Option	BOVHL42	ON	por ação			R$	1.05	1.20	1.05	1.11	1.09	17	3,900	4,360.00	42.00	12/17/2007
16/Nov/2007	Opções de Compra / Call Option	BOVHL38	ON	por ação			R$	2.69	2.69	2.00	2.09	2.00	3	800	1,674.00	38.00	12/17/2007
16/Nov/2007	Opções de Compra / Call Option	BOVHL38	ON	por ação			R$	2.40	2.40	2.40	2.40	2.40	2	600	1,440.00	36.00	12/17/2007
19/Nov/2007	Opções de Compra / Call Option	BOVHL36	ON	por ação			R$	1.80	2.00	1.50	1.61	1.50	5	700	1,130.00	36.00	12/17/2007
19/Nov/2007	Opções de Compra / Call Option	BOVHL42	ON	por ação			R$	0.90	0.90	0.90	0.90	0.90	1	200	180.00	42.00	12/17/2007
19/Nov/2007	Opções de Compra / Call Option	BOVHL38	ON	por ação			R$	1.51	1.51	0.99	1.09	1.10	16	4,200	4,601.00	38.00	12/17/2007
21/Nov/2007	Opções de Compra / Call Option	BOVHL38	ON	por ação			R$	0.75	0.75	0.75	0.75	0.75	1	100	75.00	38.00	12/17/2007
21/Nov/2007	Opções de Compra / Call Option	BOVHL36	ON	por ação			R$	1.20	1.50	1.01	1.34	1.01	9	1,700	2,289.00	36.00	12/17/2007
22/Nov/2007	Opções de Compra / Call Option	BOVHL42	ON	por ação			R$	0.40	0.40	0.21	0.38	0.21	5	1,600	621.00	42.00	12/17/2007
22/Nov/2007	Opções de Compra / Call Option	BOVHL38	ON	por ação			R$	0.70	0.70	0.48	0.61	0.48	6	1,200	732.00	38.00	12/17/2007

Data / Date	Mercado / Market	Código / Ticker	Tipo / Type	Forma de Cotação / Quotation Factor	Eventos corporativos / Corporate Actions	Prazo em dias Termo / Forward Market term in days	Moeda/ Currency	Preços / Prices Abertura / Opening	Máximo / Highest	Mínimo / Lowest	Médio / Average	Fechamento / Closing	Nº de Negócios / # of trades	Qtde de Ações / Volume	Volume Financeiro / Value traded	Preço de Exercício / Strike Price	Data de Vencimento / Maturity date
22/Nov/2007	Opções de Compra / Call Option	BOVHL36	ON	por ação			R$	1.01	1.01	1.00	1.00	1.00	5	1,500	1,508.00	36.00	12/17/2007
23/Nov/2007	Opções de Compra / Call Option	BOVHL42	ON	por ação			R$	0.25	0.25	0.25	0.25	0.25	3	700	175.00	42.00	12/17/2007
23/Nov/2007	Opções de Compra / Call Option	BOVHL38	ON	por ação			R$	0.51	0.51	0.51	0.51	0.51	3	1,200	612.00	38.00	12/17/2007
23/Nov/2007	Opções de Compra / Call Option	BOVHL36	ON	por ação			R$	1.00	1.00	1.00	1.00	1.00	1	100	100.00	36.00	12/17/2007
26/Nov/2007	Opções de Compra / Call Option	BOVHL42	ON	por ação			R$	0.25	0.25	0.25	0.25	0.25	3	1,000	250.00	42.00	12/17/2007
26/Nov/2007	Opções de Compra / Call Option	BOVHL38	ON	por ação			R$	0.25	0.30	0.24	0.26	0.24	4	700	184.00	38.00	12/17/2007
27/Nov/2007	Opções de Compra / Call Option	BOVHL42	ON	por ação			R$	0.23	0.23	0.23	0.23	0.23	1	600	138.00	42.00	12/17/2007
27/Nov/2007	Opções de Compra / Call Option	BOVHL36	ON	por ação			R$	0.50	0.50	0.50	0.50	0.50	2	1,000	500.00	36.00	12/17/2007
28/Nov/2007	Opções de Compra / Call Option	BOVHL42	ON	por ação			R$	0.25	0.25	0.20	0.24	0.25	4	1,400	340.00	42.00	12/17/2007
28/Nov/2007	Opções de Compra / Call Option	BOVHL38	ON	por ação			R$	0.45	0.50	0.45	0.47	0.50	2	200	95.00	38.00	12/17/2007
28/Nov/2007	Opções de Compra / Call Option	BOVHL36	ON	por ação			R$	0.80	0.80	0.51	0.66	0.75	9	2,600	1,722.00	36.00	12/17/2007
29/Nov/2007	Opções de Compra / Call Option	BOVHL42	ON	por ação			R$	0.25	0.30	0.20	0.23	0.30	9	8,400	1,968.00	42.00	12/17/2007
29/Nov/2007	Opções de Compra / Call Option	BOVHL38	ON	por ação			R$	0.94	1.00	0.80	0.90	0.80	5	1,300	1,174.00	38.00	12/17/2007
29/Nov/2007	Opções de Compra / Call Option	BOVHL36	ON	por ação			R$	0.65	1.50	0.85	1.09	1.50	36	11,700	12,758.00	36.00	12/17/2007
30/Nov/2007	Opções de Compra / Call Option	BOVHL42	ON	por ação			R$	0.40	0.40	0.20	0.27	0.20	4	1,700	460.00	42.00	12/17/2007
30/Nov/2007	Opções de Compra / Call Option	BOVHL38	ON	por ação			R$	0.99	1.20	0.60	0.74	0.60	6	1,500	1,116.00	38.00	12/17/2007
30/Nov/2007	Opções de Compra / Call Option	BOVHL36	ON	por ação			R$	1.51	1.70	0.85	1.46	0.85	20	6,300	9,205.00	36.00	12/17/2007
03/Dec/2007	Opções de Compra / Call Option	BOVHL36	ON	por ação			R$	0.85	0.85	0.51	0.74	0.55	9	1,800	1,334.00	36.00	12/17/2007
04/Dec/2007	Opções de Compra / Call Option	BOVHL36	ON	por ação			R$	0.51	0.55	0.50	0.53	0.55	10	5,700	3,014.00	36.00	12/17/2007
04/Dec/2007	Opções de Compra / Call Option	BOVHL42	ON	por ação			R$	0.01	0.05	0.01	0.04	0.05	2	1,200	52.00	42.00	12/17/2007
05/Dec/2007	Opções de Compra / Call Option	BOVHL36	ON	por ação			R$	0.98	1.00	0.85	0.91	1.00	10	1,700	1,555.00	36.00	12/17/2007
06/Dec/2007	Opções de Compra / Call Option	BOVHL38	ON	por ação			R$	1.00	1.03	0.90	0.99	1.03	19	5,600	5,549.00	36.00	12/17/2007
06/Dec/2007	Opções de Compra / Call Option	BOVHL38	ON	por ação			R$	0.70	0.70	0.30	0.38	0.30	3	500	190.00	38.00	12/17/2007
07/Dec/2007	Opções de Compra / Call Option	BOVHL38	ON	por ação			R$	0.30	0.30	0.30	0.30	0.30	2	400	120.00	38.00	12/17/2007
07/Dec/2007	Opções de Compra / Call Option	BOVHL42	ON	por ação			R$	0.03	0.03	0.03	0.03	0.03	2	1,300	39.00	42.00	12/17/2007
10/Dec/2007	Opções de Compra / Call Option	BOVHA38	ON	por ação			R$	1.49	1.49	1.49	1.49	1.49	1	100	149.00	38.00	1/21/2008
10/Dec/2007	Opções de Compra / Call Option	BOVHL36	ON	por ação			R$	0.55	1.00	0.51	0.77	1.00	4	700	537.00	36.00	12/17/2007

Data / Date	Mercado / Market	Código / Ticker	Tipo / Type	Forma de Cotação / Quotation Factor	Eventos corporativos / Corporate Actions	Prazo em dias Termo / Forward Market term in days	Moeda/ Currency	Preços / Prices					Nº de Negócios / # of trades	Qtde de Ações / Volume	Volume Financeiro / Value traded	Preço de Exercício / Strike Price	Data de Vencimento / Maturity date
								Abertura / Opening	Máximo / Highest	Mínimo / Lowest	Média / Average	Fechamento / Closing					
10/Dec/2007	Opções de Compra / Call Option	BOVHL38	ON	por ação			R$	0.30	0.30	0.30	0.30	0.30	1	200	60.00	38.00	12/17/2007
10/Dec/2007	Opções de Compra / Call Option	BOVHL42	ON	por ação			R$	0.15	0.15	0.15	0.15	0.15	2	200	30.00	42.00	12/17/2007
11/Dec/2007	Opções de Compra / Call Option	BOVHL38	ON	por ação			R$	1.00	1.09	0.99	1.04	1.09	5	1,200	1,251.00	38.00	12/17/2007
12/Dec/2007	Opções de Compra / Call Option	BOVHL38	ON	por ação			R$	0.50	0.50	0.50	0.50	0.50	2	1,000	500.00	38.00	12/17/2007
12/Dec/2007	Opções de Compra / Call Option	BOVHL38	ON	por ação			R$	0.10	0.25	0.10	0.17	0.25	6	2,200	378.00	38.00	12/17/2007
12/Dec/2007	Opções de Compra / Call Option	BOVHL42	ON	por ação			R$	0.02	0.02	0.02	0.02	0.02	1	4,000	80.00	42.00	12/17/2007
13/Dec/2007	Opções de Compra / Call Option	BOVHL38	ON	por ação			R$	0.15	0.80	0.15	0.41	0.80	3	900	365.00	38.00	12/17/2007
13/Dec/2007	Opções de Compra / Call Option	BOVHL38	ON	por ação			R$	0.05	0.10	0.05	0.10	0.08	6	8,400	819.00	38.00	12/17/2007
14/Dec/2007	Opções de Compra / Call Option	BOVHA38	ON	por ação			R$	1.03	1.03	1.03	1.03	1.03	1	100	103.00	38.00	1/21/2008
14/Dec/2007	Opções de Compra / Call Option	BOVHL38	ON	por ação			R$	0.20	0.20	0.20	0.20	0.20	4	1,000	200.00	38.00	12/17/2007
14/Dec/2007	Opções de Compra / Call Option	BOVHL38	ON	por ação			R$	0.01	0.01	0.01	0.01	0.01	1	100	1.00	38.00	12/17/2007
14/Dec/2007	Opções de Compra / Call Option	BOVHL42	ON	por ação			R$	0.01	0.01	0.01	0.01	0.01	6	7,200	72.00	42.00	12/17/2007
17/Dec/2007	Opções de Compra / Call Option	BOVHA38	ON	por ação			R$	0.50	0.55	0.50	0.53	0.55	2	200	105.00	38.00	1/21/2008
18/Dec/2007	Opções de Compra / Call Option	BOVHA38	ON	por ação			R$	0.50	0.50	0.50	0.50	0.50	4	1,000	500.00	38.00	1/21/2008
20/Dec/2007	Opções de Compra / Call Option	BOVHA38	ON	por ação			R$	0.49	0.49	0.49	0.49	0.49	1	100	49.00	38.00	1/21/2008
21/Dec/2007	Opções de Compra / Call Option	BOVHA38	ON	por ação			R$	0.37	0.37	0.37	0.37	0.37	1	200	74.00	38.00	1/21/2008
26/Dec/2007	Opções de Compra / Call Option	BOVHA36	ON	por ação			R$	0.85	0.85	0.85	0.85	0.85	1	200	170.00	36.00	1/21/2008
26/Dec/2007	Opções de Compra / Call Option	BOVHA38	ON	por ação			R$	0.59	0.70	0.59	0.68	0.70	4	2,300	1,568.00	38.00	1/21/2008
28/Dec/2007	Opções de Compra / Call Option	BOVHA34	ON	por ação			R$	1.07	1.07	1.05	1.05	1.05	3	2,100	2,207.00	34.00	1/21/2008
28/Dec/2007	Opções de Compra / Call Option	BOVHA38	ON	por ação			R$	0.22	0.22	0.22	0.22	0.22	2	500	110.00	38.00	1/21/2008
15/Jan/2008	Opções de Compra / Call Option	BOVHB24	ON	por ação			R$	1.51	1.51	1.51	1.51	1.51	1	700	1,057.00	24.00	2/18/2008
16/Jan/2008	Opções de Compra / Call Option	BOVHB24	ON	por ação			R$	1.37	1.37	0.20	0.74	0.20	6	12,600	9,308.00	24.00	2/18/2008
17/Jan/2008	Opções de Compra / Call Option	BOVHB24	ON	por ação			R$	1.20	1.20	1.20	1.20	1.20	1	200	240.00	24.00	2/18/2008
24/Jan/2008	Opções de Compra / Call Option	BOVHB24	ON	por ação			R$	1.00	1.90	1.00	1.45	1.90	2	200	290.00	24.00	2/18/2008
29/Jan/2008	Opções de Compra / Call Option	BOVHB24	ON	por ação			R$	2.60	2.60	2.60	2.60	2.60	3	500	1,300.00	24.00	2/18/2008
02/Jan/2008	Opções de Compra / Call Option	BOVHA36	ON	por ação			R$	0.70	0.70	0.70	0.70	0.70	4	700	490.00	35.96	1/21/2008
03/Jan/2008	Opções de Compra / Call Option	BOVHA38	ON	por ação			R$	0.40	0.40	0.40	0.40	0.40	1	100	40.00	37.96	1/21/2008

Data / Date	Mercado / Market	Código / Ticker	Tipo / Type	Foma de Cotação / Quotation Factor	Eventos corporativos / Corporate Actions	Prazo em dias Termo / Forward Market term in days	Moeda/ Currency	Preços / Prices Abertura / Opening	Máximo / Highest	Mínimo / Lowest	Médio / Average	Fechamento / Closing	Nº de Negócios / # of trades	Qtde de Ações / Volume	Volume Financeiro / Value traded	Preço de Exercício / Strike Price	Data de Vencimento / Maturity date
07/Jan/2008	Opções de Compra / Call Option	BOVHA38	ON	por ação			R$	0.02	0.02	0.02	0.02	0.02	3	1,100	22.00	37.96	1/21/2008
09/Jan/2008	Opções de Compra / Call Option	BOVHA38	ON	por ação			R$	0.02	0.02	0.02	0.02	0 02	1	400	8.00	37.96	1/21/2008
11/Jan/2008	Opções de Compra / Call Option	BOVHA38	ON	por ação			R$	0.02	0.02	0.02	0.02	0.02	3	1,500	30.00	37.96	1/21/2008
12/Nov/2007	Opções de Venda / Put Options	BOVHX34	ON	por ação			R$	0.33	0.44	0.33	0.42	0.44	2	1,000	429.00	34.00	12/17/2007
26/Oct/2007	Termo / Forward	BOVH3S	ON	por ação		90	R$	35 60	35.61	35.59	35.59	35.60	4	2,000	71,195.46		
26/Oct/2007	Termo / Forward	BOVH3T	ON	por ação		61	R$	34.40	35.24	33.85	34.77	34.88	8	9,000	313,004.24		
26/Oct/2007	Termo / Forward	BOVH3T	ON	por ação		60	R$	32.48	35.44	31.33	33 46	34.89	11	8,600	287,772.80		
26/Oct/2007	Termo / Forward	BOVH3T	ON	por ação		31	R$	30.61	34.99	30.25	32.04	34.99	40	17,700	567,268.09		
26/Oct/2007	Termo / Forward	BOVH3T	ON	por ação		30	R$	30.92	35.27	30.22	33.38	35.27	12	5,400	180,290.43		
26/Oct/2007	Termo / Forward	BOVH3T	ON	por ação		90	R$	31.64	35.55	30.74	33.01	35.55	12	37,974	1,253,551.74		
29/Oct/2007	Termo / Forward	BOVH3T	ON	por ação		91	R$	35.23	35.29	32.84	33.84	33.33	10	2,926	99,021.01		
29/Oct/2007	Termo / Forward	BOVH3T	ON	por ação		90	R$	34.87	34.88	33.73	34.68	33.74	4	1,200	41,621.84		
29/Oct/2007	Termo / Forward	BOVH3T	ON	por ação		60	R$	34 83	35.16	32.69	33.44	33.22	26	56,500	1,889,603.69		
29/Oct/2007	Termo / Forward	BOVH3T	ON	por ação		45	R$	32.70	32.92	32.70	32.80	32.92	4	2,000	65,616.50		
29/Oct/2007	Termo / Forward	BOVH3T	ON	por ação		38	R$	32.54	32.55	32.44	32.49	32.45	4	10,000	324,940 05		
29/Oct/2007	Termo / Forward	BOVH3T	ON	por ação		30	R$	33.36	34.66	32.24	33 30	32.25	72	119,800	3,989,756.93		
29/Oct/2007	Termo / Forward	BOVH3T	ON	por ação		18	R$	32.89	32.90	32.17	32.78	32.18	4	1,300	42,621.18		
30/Oct/2007	Termo / Forward	BOVH3T	ON	por ação		90	R$	32.31	32.32	32.31	32.31	32.32	2	2,000	64,636.50		
30/Oct/2007	Termo / Forward	BOVH3T	ON	por ação		64	R$	32.51	32.52	32.51	32.51	32.52	2	400	13,007.36		
30/Oct/2007	Termo / Forward	BOVH3T	ON	por ação		60	R$	32.00	32.01	32.00	32.00	32.01	2	200	6,400.31		
30/Oct/2007	Termo / Forward	BOVH3T	ON	por ação		30	R$	32.27	32.28	31.36	31.74	31.39	10	6,000	190,472.81		
30/Oct/2007	Termo / Forward	BOVH3T	ON	por ação		20	R$	31.51	32.16	31.51	31.75	32.16	8	4,100	130,205.88		
30/Oct/2007	Termo / Forward	BOVH3T	ON	por ação		16	R$	31.72	31.73	31.72	31.72	31.73	2	1,000	31,721.54		
31/Oct/2007	Termo / Forward	BOVH3T	ON	por ação		90	R$	33.00	33.05	32.88	32.97	32.89	6	1,500	49,468.27		
31/Oct/2007	Termo / Forward	BOVH3T	ON	por ação		63	R$	32.78	33.20	32.78	33.07	33.20	8	20,000	661,442.26		
31/Oct/2007	Termo / Forward	BOVH3T	ON	por ação		30	R$	32.81	32.95	32.71	32.88	32.72	6	1,400	46,043.44		
01/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		60	R$	33.09	33.10	33.09	33.09	33.10	2	1,500	49,648.72		

Data / Date	Mercado / Market	Código / Ticker	Tipo / Type	Fema de Cotação / Quotation Factor	Eventos corporativos / Corporate Actions	Prazo em dias Termo / Forward Market term in days	Moeda/ Currency	Preços / Prices					Nº de Negócios / # of trades	Qtde de Ações / Volume	Volume Financeiro / Value traded	Preço de Exercício / Strike Price	Data de Vencimento / Maturity date
								Abertura / Opening	Máximo / Highest	Mínimo / Lowest	Médio / Average	Fechamento / Closing					
01/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		32	R$	32.84	32.85	32.76	32.63	32.77	4	2,300	75,526.45		
01/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		16	R$	31.75	32.45	31.75	32.36	32.45	4	900	29,129.61		
05/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		60	R$	32.68	32.67	32.66	32.66	32.67	2	300	9,798.85		
05/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		42	R$	32.50	32.51	32.49	32.49	32.50	4	10,000	324,959.27		
06/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		92	R$	33.03	33.04	33.03	33.03	33.04	2	1,000	33,036.44		
06/Nov/2007	Termo / Forward	BOVH3S	ON	por ação		90	R$	33.16	33.17	33.16	33.16	33.17	2	4,000	132,664.86		
06/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		62	R$	32.79	32.80	32.79	32.79	32.80	2	500	16,398.71		
06/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		30	R$	32.71	32.72	32.71	32.71	32.72	2	500	16,359.84		
06/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		20	R$	32.82	32.83	32.82	32.82	32.83	2	200	6,565.70		
07/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		61	R$	33.73	33.88	33.73	33.80	33.88	4	2,000	67,605.97		
07/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		30	R$	34.69	34.70	34.69	34.69	34.70	2	3,000	104,097.84		
08/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		60	R$	33.86	33.87	33.48	33.67	33.49	4	1,000	33,672.54		
08/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		32	R$	34.28	34.79	34.28	34.53	34.79	4	200	6,907.54		
09/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		90	R$	35.58	35.59	35.58	35.58	35.59	2	300	10,674.90		
09/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		83	R$	37.80	37.81	37.80	37.80	37.81	2	10,000	378,066.00		
09/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		60	R$	36.42	37.54	36.42	36.79	37.54	4	1,500	55,195.98		
09/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		31	R$	35.42	35.43	35.41	35.42	35.43	6	2,500	88,551.63		
09/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		30	R$	36.30	36.31	36.30	36.30	36.31	2	200	7,261.49		
12/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		30	R$	36.54	36.66	36.54	36.63	36.66	4	500	18,316.58		
12/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		17	R$	36.62	36.63	36.62	36.62	36.63	2	200	7,325.34		
12/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		60	R$	37.24	37.25	37.24	37.24	37.25	2	300	11,172.02		
13/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		62	R$	37.28	37.29	37.06	37.19	37.12	10	1,400	52,079.26		
13/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		45	R$	36.99	37.00	36.99	36.99	37.00	2	500	18,496.37		
13/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		30	R$	36.48	37.10	36.11	36.71	36.12	16	8,800	323,130.77		
13/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		17	R$	36.79	36.80	36.74	36.77	36.75	4	2,000	73,545.01		
14/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		30	R$	37.06	37.16	36.83	36.86	36.84	6	3,300	121,642.31		
14/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		90	R$	37.72	37.73	37.72	37.72	37.73	2	100	3,772.33		

Data / Date	Mercado / Market	Código / Ticker	Tipo / Type	Foma de Cotação / Quotation Factor	Eventos corporativos / Corporate Actions	Prazo em dias Termo / Forward Market term in days	Moeda/ Currency	Preços / Prices Abertura / Opening	Máximo / Highest	Mínimo / Lowest	Médio / Average	Fechamento / Closing	Nº de Negócios / # of trades	Qtde de Ações / Volume	Volume Financeiro / Value traded	Preço de Exercício / Strike Price	Data de Vencimento / Maturity date
16/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		31	R$	35.62	36.86	35.30	36.35	35.53	16	13,800	501,704.93		
16/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		30	R$	36.82	37.06	35.58	36.43	35.76	18	11,100	404,457.40		
16/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		360	R$	39.74	39.75	39.36	39.55	39.37	4	400	15,823.38		
16/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		180	R$	37.17	37.18	37.17	37.17	37.18	2	500	18,585.50		
16/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		90	R$	35.95	36.10	35.95	36.00	36.10	6	900	32,405.64		
16/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		69	R$	35.91	35.92	35.91	35.91	35.92	2	500	17,959.86		
19/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		60	R$	35.66	35.95	35.64	35.67	35.95	6	10,700	381,686.22		
19/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		90	R$	34.43	34.44	34.43	34.43	34.44	2	500	17,217.09		
19/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		60	R$	34.59	34.60	33.95	34.54	33.96	6	2,100	72,534.20		
19/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		51	R$	33.75	33.76	33.75	33.75	33.76	2	1,000	33,758.72		
19/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		30	R$	33.98	34.99	33.70	34.14	34.32	34	29,500	1,007,322.06		
19/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		16	R$	33.56	33.57	33.56	33.58	33.57	2	100	3,356.70		
21/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		90	R$	32.33	32.38	32.33	32.36	32.38	4	1,400	45,307.45		
21/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		61	R$	33.40	33.41	31.86	32.63	32.54	8	5,000	163,177.58		
21/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		60	R$	32.53	32.72	31.68	32.54	32.55	14	5,700	185,526.47		
21/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		46	R$	32.31	32.32	32.31	32.31	32.32	2	1,000	32,314.70		
21/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		44	R$	32.19	32.20	32.19	32.19	32.20	2	1,000	32,193.14		
21/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		30	R$	32.77	33.15	31.45	32.10	31.99	48	23,900	767,308.00		
22/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		90	R$	33.62	33.64	33.62	33.63	33.64	4	1,000	33,637.38		
22/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		60	R$	32.72	33.45	32.72	33.19	33.45	6	2,300	76,340.64		
22/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		34	R$	32.76	33.62	32.76	33.57	33.62	4	10,500	352,548.49		
23/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		90	R$	33.11	33.12	32.63	33.04	32.64	4	3,500	115,647.44		
23/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		60	R$	33.10	33.25	32.78	33.18	33.25	6	1,600	53,071.48		
23/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		33	R$	33.01	33.16	32.17	32.38	32.18	14	40,700	1,318,269.12		
23/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		30	R$	32.48	32.98	32.46	32.86	32.98	4	1,300	42,722.98		
23/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		27	R$	32.92	32.93	32.92	32.92	32.93	2	2,000	65,850.20		

Data / Date	Mercado / Market	Código / Ticker	Tipo / Type	Foma de Cotação / Quotation Factor	Eventos corporativos / Corporate Actions	Prazo em dias Termo / Forward Market term in days	Moeda/ Currency	Preços / Prices					Nº de Negócios / # of trades	Qtde de Ações / Volume	Volume Financeiro / Value traded	Preço de Exercício / Strike Price	Data de Vencimento / Maturity date
								Abertura / Opening	Máximo / Highest	Mínimo / Lowest	Médio / Average	Fechamento / Closing					
23/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		18	R$	32.99	33.00	32.99	32.98	33.00	2	1,000	32,997.83		
26/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		30	R$	32.69	32.70	32.35	32.55	32.43	6	5,500	179,033.27		
26/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		16	R$	32.46	32.47	31.87	32.41	31.68	6	3,200	103,737.90		
27/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		180	R$	32.15	32.16	32.15	32.15	32.16	2	7,000	225,071.70		
27/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		120	R$	31.98	31.99	31.98	31.98	31.99	2	100	3,198.15		
27/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		90	R$	30.72	30.72	30.72	30.72	30.72	1	100	3,072.00		
27/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		62	R$	30.52	30.53	30.52	30.52	30.53	2	3,000	91,566.00		
27/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		60	R$	31.50	31.51	31.41	31.44	31.42	4	500	15,724.54		
27/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		30	R$	31.37	31.38	30.24	31.00	30.76	84	184,700	5,725,866.40		
27/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		16	R$	30.96	30.97	30.76	30.86	30.77	4	2,000	61,733.24		
28/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		180	R$	32.75	32.76	32.75	32.75	32.76	2	500	16,378.21		
28/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		60	R$	31.20	31.21	31.20	31.20	31.21	2	2,000	62,419.24		
28/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		30	R$	31.16	32.25	30.80	31.07	32.25	20	40,100	1,245,976.84		
28/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		16	R$	31.05	31.06	31.05	31.05	31.06	2	526	16,334.67		
29/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		60	R$	33.60	35.04	33.49	34.17	35.04	6	2,300	78,606.21		
29/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		34	R$	34.30	34.31	34.30	34.30	34.31	4	3,300	113,196.93		
29/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		30	R$	34.28	34.29	33.85	33.87	33.86	6	550	18,631.61		
29/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		21	R$	34.37	34.38	34.37	34.37	34.38	2	1,000	34,378.81		
29/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		18	R$	33.89	33.90	33.89	33.89	33.90	2	200	6,778.39		
30/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		90	R$	36.71	36.72	36.71	36.71	36.72	2	1,000	36,710.40		
30/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		55	R$	36.15	36.16	36.15	36.15	36.16	2	3,000	108,466.08		
30/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		33	R$	35.14	35.15	35.14	35.14	35.15	2	1,000	35,146.23		
30/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		31	R$	35.27	35.28	35.27	35.27	35.28	2	10,000	352,765.00		
30/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		30	R$	34.29	34.30	34.29	34.29	34.30	2	1,000	34,295.68		
30/Nov/2007	Termo / Forward	BOVH3T	ON	por ação		18	R$	36.08	36.09	35.66	36.01	35.67	6	6,000	216,101.92		
03/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		30	R$	33.35	33.46	32.77	33.14	32.78	16	12,000	397,719.80		

Data / Date	Mercado / Market	Código / Ticker	Tipo / Type	Foma de Cotação / Quotation Factor	Eventos corporativos / Corporate Actions	Prazo em dias Termo / Forward Market term in days	Moeda/ Currency	Preços / Prices Abertura / Opening	Máximo / Highest	Mínimo / Lowest	Média / Average	Fechamento / Closing	Nº de Negócios / # of trades	Qtde de Ações / Volume	Volume Financeiro / Value traded	Preço de Exercício / Strike Price	Data de Vencimento / Maturity date
03/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		46	R$	33.41	33.42	33.41	33.42	33.42	2	10,000	334,150.95		
04/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		30	R$	32.48	32.49	32.46	32.48	32.49	4	1,300	42,227.61		
04/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		51	R$	32.63	32.75	32.63	32.69	32.64	6	3,000	98,083.24		
04/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		60	R$	32.82	32.83	32.82	32.83	32.83	2	1,000	32,828.76		
04/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		90	R$	32.98	32.99	32.98	32.99	32.99	2	400	13,195.58		
05/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		30	R$	33.80	34.77	33.80	34.58	34.54	8	2,300	79,543.79		
06/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		30	R$	35.28	35.28	35.28	35.28	35.28	1	100	3,528.00		
06/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		32	R$	35.19	35.20	35.19	35.19	35.20	6	2,000	70,386.32		
07/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		30	R$	35.88	35.89	35.88	35.89	35.89	2	500	17,943.57		
07/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		40	R$	36.03	36.04	36.03	36.03	36.04	2	1,000	36,031.45		
10/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		17	R$	36.02	36.03	36.02	36.03	36.03	2	4,300	154,925.78		
10/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		30	R$	36.07	36.11	36.07	36.08	36.11	6	1,600	57,742.78		
10/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		45	R$	36.15	36.16	36.15	36.16	36.16	2	2,000	72,313.92		
11/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		30	R$	36.52	36.55	36.52	36.54	36.55	6	4,200	153,476.17		
11/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		41	R$	36.78	36.81	36.78	36.80	36.81	6	2,000	73,583.31		
11/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		90	R$	36.88	36.89	36.88	36.89	36.89	2	100	3,688.69		
12/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		30	R$	36.14	36.26	36.14	36.17	36.17	8	1,500	54,261.93		
12/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		47	R$	36.38	36.44	36.38	36.41	36.44	10	12,000	436,867.03		
12/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		61	R$	36.19	36.20	36.19	36.19	36.20	2	2,000	72,383.76		
13/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		30	R$	34.97	35.70	34.97	35.53	35.70	4	1,300	46,188.02		
14/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		31	R$	36.22	36.27	36.22	36.25	36.27	4	400	14,498.93		
14/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		90	R$	36.27	36.28	36.27	36.28	36.28	2	300	10,883.98		
17/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		18	R$	33.78	33.79	33.78	33.78	33.79	2	3,000	101,354.32		
17/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		24	R$	35.09	35.10	35.08	35.09	35.10	2	2,000	70,180.15		
17/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		30	R$	34.77	34.78	33.76	34.14	33.77	8	900	30,726.91		
17/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		60	R$	34.01	34.02	34.01	34.02	34.02	2	3,000	102,057.75		

DATA	IBOVESPA
10/26/2007	64,275.58
10/29/2007	65,044.31
10/30/2007	64,383.13
10/31/2007	65,317.70
11/1/2007	64,050.08
11/5/2007	62,959.55
11/6/2007	64,503.43
11/7/2007	63,500.62
11/8/2007	63,561.91
11/9/2007	64,320.56
11/12/2007	61,526.87
11/13/2007	62,927.03
11/14/2007	64,630.87

Data / Date	Mercado / Market	Código / Ticker	Tipo / Type	Fama de Cotação / Quotation Factor	Eventos corporativos / Corporate Actions	Prazo em dias Termo / Forward Market term in days	Moeda/ Currency	Preços / Prices					Nº de Negócios / # of trades	Qtde de Ações / Volume	Volume Financeiro / Value traded	Preço de Exercício / Strike Price	Data de Vencimento / Maturity date
								Abertura / Opening	Máximo / Highest	Mínimo / Lowest	Médio / Average	Fechamento / Closing					
17/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		90	R$	35.06	35.07	35.06	35.06	35.07	2	500	17,530.92		
18/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		20	R$	33.97	33.98	33.97	33.98	33.98	2	300	10,192.73		
18/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		23	R$	34.80	34.61	33.71	34.31	33.72	4	6,000	205,847.72		
18/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		30	R$	33.76	34.09	33.76	33.92	34.09	4	400	13,569.71		
18/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		62	R$	34.93	34.94	34.93	34.93	34.94	2	1,000	34,933.20		
19/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		30	R$	33.45	33.50	33.45	33.48	33.50	6	2,300	77,013.03		
19/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		61	R$	33.73	33.74	33.69	33.73	33.70	4	6,700	225,985.24		
19/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		180	R$	35.10	35.11	35.10	35.11	35.11	2	200	7,021.64		
20/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		30	R$	33.58	33.59	33.47	33.51	33.48	12	140,000	4,691,151.79		
20/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		32	R$	33.40	33.41	33.13	33.40	33.14	4	120,200	4,015,272.76		
20/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		60	R$	33.39	33.40	33.39	33.40	33.40	2	2,000	66,791.84		
21/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		30	R$	33.77	33.78	33.65	33.75	33.68	12	29,200	985,509.60		
21/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		31	R$	33.74	33.75	33.53	33.60	33.54	6	3,000	100,810.65		
21/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		60	R$	34.04	34.12	34.04	34.10	34.12	4	22,000	750,295.91		
26/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		30	R$	35.08	35.09	35.08	35.08	35.09	2	300	10,524.67		
26/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		61	R$	35.28	35.29	35.28	35.29	35.29	2	500	17,644.95		
27/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		32	R$	34.08	34.09	34.08	34.08	34.09	2	1,000	34,083.92		
27/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		60	R$	34.54	34.55	34.41	34.47	34.42	4	10,000	344,734.97		
28/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		30	R$	34.03	34.04	34.03	34.03	34.04	2	100	3,403.01		
28/Dec/2007	Termo / Forward	BOVH3T	ON	por ação		31	R$	34.23	34.25	34.23	34.24	34.25	4	700	23,968.97		
02/Jan/2008	Termo / Forward	BOVH3T	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity	44	R$	34.07	34.08	34.07	34.07	34.08	2	100	3,407.40	-	12/31/9999
02/Jan/2008	Termo / Forward	BOVH3T	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity	60	R$	35.00	35.82	35.00	35.41	35.82	4	1,000	35,409.45	-	12/31/9999
03/Jan/2008	Termo / Forward	BOVH3T	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity	30	R$	33.33	33.35	33.29	33.30	33.30	6	3,500	116,539.20	-	12/31/9999
03/Jan/2008	Termo / Forward	BOVH3T	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity	60	R$	34.22	34.23	34.08	34.09	34.09	6	10,700	364,782.27	-	12/31/9999
04/Jan/2008	Termo / Forward	BOVH3T	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity	18	R$	30.81	31.17	30.24	30.56	30.29	18	5,900	180,305.90	-	12/31/9999
04/Jan/2008	Termo / Forward	BOVH3T	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity	20	R$	30.46	30.50	30.46	30.47	30.50	4	31,000	944,584.32	-	12/31/9999

11/16/2007	64,609.38
11/19/2007	62,336.02
11/21/2007	60,581.54
11/22/2007	60,653.01
11/23/2007	60,970.90
11/26/2007	59,069.17
11/27/2007	59,431.50
11/28/2007	61,714.64
11/29/2007	62,156.34
11/30/2007	63,006.16
12/3/2007	63,199.65
12/4/2007	63,481.53
12/5/2007	64,927.98
12/6/2007	65,790.81
12/7/2007	65,638.54
12/10/2007	65,445.96
12/11/2007	64,512.26
12/12/2007	64,741.69
12/13/2007	62,860.99
12/14/2007	62,444.97
12/17/2007	59,828.21
12/18/2007	61,096.28
12/19/2007	61,721.71
12/20/2007	61,716.20
12/21/2007	63,097.71
12/26/2007	64,286.26

Data / Date	Mercado / Market	Código / Ticker	Tipo / Type	Foma de Cotação / Quotation Factor	Eventos corporativos / Corporate Actions	Prazo em dias Termo / Forward Market term in days	Moeda/ Currency	Preços / Prices					Nº de Negócios / # of trades	Qtde de Ações / Volume	Volume Financeiro / Value traded	Preço de Exercício / Strike Price	Data de Vencimento / Maturity date
								Abertura / Opening	Máximo / Highest	Mínimo / Lowest	Médio / Average	Fechamento / Closing					
04/Jan/2008	Termo / Forward	BOVH3T	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity	30	R$	31.87	32.84	30.24	31.29	30.45	54	43,200	1,351,898.77	-	12/31/9999
04/Jan/2008	Termo / Forward	BOVH3T	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity	33	R$	31.08	32.58	30.29	31.54	30.58	46	22,300	703,294.39	-	12/31/9999
04/Jan/2008	Termo / Forward	BOVH3T	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity	42	R$	30.82	30.98	30.82	30.87	30.98	8	3,500	108,039.90	-	12/31/9999
04/Jan/2008	Termo / Forward	BOVH3T	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity	45	R$	31.29	31.30	30.72	31.01	30.73	4	1,000	31,006.43	-	12/31/9999
04/Jan/2008	Termo / Forward	BOVH3T	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity	60	R$	32.09	33.13	30.58	31.46	30.73	112	81,600	2,567,383.87	-	12/31/9999
04/Jan/2008	Termo / Forward	BOVH3T	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity	90	R$	31.28	31.29	30.74	31.01	31.04	12	3,200	99,220.78	-	12/31/9999
04/Jan/2008	Termo / Forward	BOVH3T	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity	120	R$	31.40	31.41	31.40	31.40	31.41	2	3,000	94,209.60	-	12/31/9999
07/Jan/2008	Termo / Forward	BOVH3T	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity	16	R$	29.80	29.81	29.80	29.80	29.81	2	200	5,960.84	-	12/31/9999
07/Jan/2008	Termo / Forward	BOVH3T	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity	30	R$	29.22	31.15	28.65	29.22	28.96	44	147,900	4,322,159.89	-	12/31/9999
07/Jan/2008	Termo / Forward	BOVH3T	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity	45	R$	28.86	28.87	28.86	28.86	28.87	2	3,000	86,585.85	-	12/31/9999
07/Jan/2008	Termo / Forward	BOVH3T	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity	60	R$	31.15	31.17	28.74	30.05	29.89	88	31,200	937,444.85	-	12/31/9999
07/Jan/2008	Termo / Forward	BOVH3T	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity	90	R$	29.85	29.86	29.85	29.85	29.86	2	1,000	29,851.02	-	12/31/9999
07/Jan/2008	Termo / Forward	BOVH3T	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity	91	R$	29.62	29.63	29.56	29.60	29.59	4	2,000	59,195.80	-	12/31/9999
08/Jan/2008	Termo / Forward	BOVH3T	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity	30	R$	29.23	30.30	29.22	29.42	29.88	12	15,900	467,824.82	-	12/31/9999
08/Jan/2008	Termo / Forward	BOVH3T	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity	60	R$	29.86	30.40	29.86	30.08	30.40	4	500	15,039.63	-	12/31/9999
08/Jan/2008	Termo / Forward	BOVH3T	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity	62	R$	29.48	29.49	29.48	29.49	29.49	2	300	8,846.59	-	12/31/9999
09/Jan/2008	Termo / Forward	BOVH3T	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity	30	R$	29.68	29.74	29.23	29.53	29.74	30	128,200	3,785,970.54	-	12/31/9999
09/Jan/2008	Termo / Forward	BOVH3T	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity	60	R$	29.78	29.79	29.78	29.79	29.79	2	600	17,873.47	-	12/31/9999
09/Jan/2008	Termo / Forward	BOVH3T	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity	61	R$	30.30	30.31	30.30	30.30	30.31	2	200	6,060.23	-	12/31/9999
10/Jan/2008	Termo / Forward	BOVH3T	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity	18	R$	29.24	29.25	28.27	28.89	28.45	10	2,100	60,664.82	-	12/31/9999
10/Jan/2008	Termo / Forward	BOVH3T	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity	30	R$	29.22	29.23	28.32	28.96	28.33	20	130,900	3,791,418.02	-	12/31/9999
10/Jan/2008	Termo / Forward	BOVH3T	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity	32	R$	29.17	29.18	28.86	29.01	28.67	10	10,600	307,456.00	-	12/31/9999
10/Jan/2008	Termo / Forward	BOVH3T	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity	46	R$	29.22	29.23	29.22	29.23	29.23	2	1,000	29,226.56	-	12/31/9999
10/Jan/2008	Termo / Forward	BOVH3T	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity	60	R$	30.25	30.26	28.94	29.39	29.70	16	34,000	999,096.68	-	12/31/9999
10/Jan/2008	Termo / Forward	BOVH3T	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity	90	R$	30.42	30.43	28.66	29.44	30.24	10	5,100	150,130.57	-	12/31/9999
10/Jan/2008	Termo / Forward	BOVH3T	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity	120	R$	28.90	28.91	28.90	28.91	28.91	2	100	2,890.83	-	12/31/9999

12/27/2007	63,774.38
12/28/2007	63,886.10

Data / Date	Mercado / Market	Código / Ticker	Tipo / Type	Fama de Cotação / Quotation Factor	Eventos corporativos / Corporate Actions	Prazo em dias Termo / Forward Market term in days	Moeda/ Currency	Preços / Prices Abertura / Opening	Máximo / Highest	Mínimo / Lowest	Média / Average	Fechamento / Closing	Nº de Negócios / # of trades	Qtde de Ações / Volume	Volume Financeiro / Value traded	Preço de Exercício / Strike Price	Data de Vencimento / Maturity date
11/Jan/2008	Termo / Forward	BOVH3T	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity	18	R$	28.55	28.58	28.55	28.55	28.56	2	2,500	71,383.40	-	12/31/9999
11/Jan/2008	Termo / Forward	BOVH3T	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity	30	R$	28.35	28.36	28.35	28.35	28.36	2	200	5,670.77	-	12/31/9999
11/Jan/2008	Termo / Forward	BOVH3T	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity	31	R$	28.69	28.91	28.69	28.75	28.91	4	1,300	37,370.83	-	12/31/9999
11/Jan/2008	Termo / Forward	BOVH3T	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity	35	R$	29.32	29.33	29.32	29.32	29.33	2	1,000	29,321.69	-	12/31/9999
11/Jan/2008	Termo / Forward	BOVH3T	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity	60	R$	28.73	29.46	28.73	28.83	29.20	6	2,400	69,201.80	-	12/31/9999
14/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		30	R$	28.72	28.73	27.22	27.90	28.00	12	23,800	664,027.39	-	12/31/9999
14/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		60	R$	27.91	28.59	27.81	28.11	28.58	10	6,600	185,493.53	-	12/31/9999
14/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		90	R$	29.06	29.07	27.65	28.60	27.66	4	3,000	85,785.21	-	12/31/9999
15/Jan/2008	Termo / Forward	BOVH3S	ON	por ação		90	R$	25.17	25.18	25.17	25.18	25.18	2	20,000	503,582.48	-	12/31/9999
15/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		90	R$	25.83	25.84	25.19	25.32	25.20	4	2,500	63,305.51	-	12/31/9999
15/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		120	R$	27.55	27.56	27.55	27.56	27.56	2	2,500	68,890.25	-	12/31/9999
15/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		16	R$	24.62	24.63	24.62	24.63	24.63	2	50,000	1,231,259.85	-	12/31/9999
15/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		30	R$	26.94	27.32	24.61	25.35	24.72	82	217,200	5,506,223.99	-	12/31/9999
15/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		42	R$	25.48	25.49	25.48	25.49	25.49	2	10,000	254,898.00	-	12/31/9999
15/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		60	R$	25.13	25.45	24.82	25.13	25.25	18	18,500	464,954.29	-	12/31/9999
15/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		62	R$	26.93	27.58	24.95	26.05	25.24	22	11,300	294,380.92	-	12/31/9999
16/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		16	R$	21.40	21.41	21.40	21.41	21.41	2	3,300	70,648.48	-	12/31/9999
16/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		30	R$	23.47	25.21	21.54	23.28	25.21	50	246,100	5,730,308.65	-	12/31/9999
16/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		61	R$	22.39	25.15	22.39	24.58	25.10	6	2,500	61,455.89	-	12/31/9999
16/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		90	R$	24.36	24.93	23.03	24.38	24.93	14	127,100	3,099,095.66	-	12/31/9999
17/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		20	R$	25.12	25.13	25.12	25.13	25.13	2	1,000	25,127.50	-	12/31/9999
17/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		21	R$	24.26	24.27	24.26	24.27	24.27	2	200	4,853.03	-	12/31/9999
17/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		30	R$	24.19	24.20	24.09	24.19	24.10	4	22,000	532,175.96	-	12/31/9999
17/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		60	R$	25.60	25.61	25.60	25.60	25.61	2	200	5,120.62	-	12/31/9999
17/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		90	R$	24.55	24.58	24.55	24.56	24.56	2	300	7,367.57	-	12/31/9999
18/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		20	R$	26.03	26.04	26.03	26.03	26.04	2	200	5,206.42	-	12/31/9999

Data / Date	Mercado / Market	Código / Ticker	Tipo / Type	Forma de Cotação / Quotation Factor	Eventos corporativos / Corporate Actions	Prazo em dias Termo / Forward Market term in days	Moeda/ Currency	Preços / Prices					Nº de Negócios / # of trades	Qtde de Ações / Volume	Volume Financeiro / Value traded	Preço de Exercício / Strike Price	Data de Vencimento / Maturity date
								Abertura / Opening	Máximo / Highest	Mínimo / Lowest	Médio / Average	Fechamento / Closing					
18/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		27	R$	25.07	25.08	25.07	25.07	25.08	2	5,000	125,371.50	-	12/31/9999
18/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		31	R$	25.66	25.67	25.66	25.66	25.67	2	10,000	256,636.80	-	12/31/9999
18/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		60	R$	25.90	25.91	25.90	25.90	25.91	2	100	2,590.29	-	12/31/9999
18/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		90	R$	25.83	25.84	25.58	25.74	25.82	7	3,800	97,828.70	-	12/31/9999
21/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		30	R$	23.21	23.40	22.20	23.24	23.10	18	32,600	757,741.05	-	12/31/9999
21/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		39	R$	23.61	23.62	23.61	23.61	23.62	2	10,000	236,115.20	-	12/31/9999
21/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		45	R$	22.79	22.80	22.79	22.79	22.80	2	1,000	22,790.25	-	12/31/9999
21/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		60	R$	23.03	23.06	22.38	22.67	22.59	8	6,000	136,040.30	-	12/31/9999
21/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		63	R$	22.85	23.46	22.85	23.03	23.46	12	3,500	80,594.23	-	12/31/9999
21/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		90	R$	23.83	23.84	23.82	23.83	23.83	4	13,000	309,824.28	-	12/31/9999
21/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		92	R$	23.49	23.50	23.49	23.49	23.50	2	2,000	46,986.00	-	12/31/9999
22/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		30	R$	22.90	24.11	22.90	23.25	24.11	4	700	16,275.71	-	12/31/9999
22/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		52	R$	24.44	24.45	24.44	24.45	24.45	2	8,000	195,595.60	-	12/31/9999
22/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		60	R$	24.38	24.39	24.38	24.39	24.39	2	200	4,877.65	-	12/31/9999
23/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		20	R$	21.90	21.91	21.90	21.91	21.91	2	4,000	87,636.00	-	12/31/9999
23/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		30	R$	22.26	22.27	22.25	22.26	22.26	4	5,000	111,293.28	-	12/31/9999
23/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		60	R$	22.23	22.24	21.78	21.93	21.90	8	3,500	76,765.22	-	12/31/9999
23/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		121	R$	22.56	22.57	22.56	22.57	22.57	2	500	11,283.68	-	12/31/9999
24/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		90	R$	24.39	24.92	24.39	24.62	24.92	4	1,800	44,323.79	-	12/31/9999
28/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		30	R$	25.15	25.18	25.15	25.15	25.18	2	4,000	100,608.38	-	12/31/9999
28/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		32	R$	25.82	25.83	25.82	25.83	25.83	2	50,000	1,291,392.00	-	12/31/9999
28/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		91	R$	26.36	26.37	26.36	26.36	26.37	2	300	7,906.12	-	12/31/9999
29/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		16	R$	27.41	27.42	27.41	27.41	27.42	2	200	5,482.93	-	12/31/9999
29/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		20	R$	26.85	26.86	26.85	26.86	26.86	2	400	10,743.58	-	12/31/9999
29/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		30	R$	26.76	26.77	26.20	26.43	26.21	4	5,000	132,148.80	-	12/31/9999
29/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		60	R$	27.75	27.76	27.75	27.75	27.76	2	2,000	55,500.90	-	12/31/9999

Data / Date	Mercado / Market	Código / Ticker	Tipo / Type	Foma de Cotação / Quotation Factor	Eventos corporativos / Corporate Actions	Prazo em dias Termo / Forward Market term in days	Moeda/ Currency	Preços / Prices					Nº de Negócios / # of trades	Qtde de Ações / Volume	Volume Financeiro / Value traded	Preço de Exercício / Strike Price	Data de Vencimento / Maturity date
								Abertura / Opening	Máximo / Highest	Mínimo / Lowest	Média / Average	Fechamento / Closing					
29/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		90	R$	27.35	27.36	27.35	27.35	27.36	2	1,000	27,353.71	-	12/31/9999
29/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		120	R$	27.63	27.64	27.63	27.64	27.64	2	600	16,582.50	-	12/31/9999
30/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		16	R$	25.61	25.62	25.61	25.61	25.62	2	400	10,244.88	-	12/31/9999
30/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		20	R$	26.38	26.39	26.38	26.38	26.39	2	1,000	26,383.88	-	12/31/9999
30/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		30	R$	26.40	26.51	25.25	26.01	26.44	36	256,600	6,674,064.81	-	12/31/9999
30/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		45	R$	26.59	26.60	26.59	26.60	26.60	2	300	7,979.74	-	12/31/9999
30/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		60	R$	26.46	26.62	26.36	26.46	26.62	6	3,300	87,307.18	-	12/31/9999
30/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		61	R$	26.54	26.62	26.23	26.45	26.62	12	2,100	55,538.05	-	12/31/9999
30/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		90	R$	26.40	26.41	26.40	26.41	26.41	2	3,000	79,226.64	-	12/31/9999
30/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		120	R$	27.03	27.04	27.03	27.04	27.04	2	400	10,815.36	-	12/31/9999
31/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		30	R$	26.01	26.02	26.01	26.01	26.02	2	11,100	288,756.95	-	12/31/9999
31/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		32	R$	25.74	25.80	25.74	25.78	25.80	4	20,000	515,890.47	-	12/31/9999
31/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		60	R$	26.40	26.41	26.40	26.40	26.41	2	300	7,920.12	-	12/31/9999
31/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		90	R$	26.51	26.52	26.51	26.52	26.52	2	1,000	26,519.52	-	12/31/9999
31/Jan/2008	Termo / Forward	BOVH3T	ON	por ação		120	R$	25.88	25.89	25.88	25.89	25.89	2	300	7,765.50	-	12/31/9999
26/Oct/2007	Vista / Cash	BOVH3	ON	por ação			R$	32.00	35.33	29.01	31.84	34.99	54,460	159,159,600	5,069,233,680.00		
29/Oct/2007	Vista / Cash	BOVH3	ON	por ação			R$	34.60	34.60	32.00	32.84	32.00	14,545	23,947,100	781,526,631.00		
30/Oct/2007	Vista / Cash	BOVH3	ON	por ação			R$	32.00	32.25	31.01	31.51	31.15	5,890	11,895,200	374,886,644.00		
31/Oct/2007	Vista / Cash	BOVH3	ON	por ação			R$	31.52	33.00	31.49	32.47	32.50	6,033	8,246,600	267,774,512.00		
01/Nov/2007	Vista / Cash	BOVH3	ON	por ação			R$	32.60	32.98	31.62	32.43	32.94	3,500	7,338,400	237,994,455.00		
05/Nov/2007	Vista / Cash	BOVH3	ON	por ação			R$	32.20	32.91	31.80	32.09	31.80	3,688	6,257,800	200,846,183.00		
06/Nov/2007	Vista / Cash	BOVH3	ON	por ação			R$	32.60	33.00	32.00	32.43	33.00	2,485	3,870,100	125,521,828.00		
07/Nov/2007	Vista / Cash	BOVH3	ON	por ação			R$	32.51	34.47	32.30	33.14	34.00	4,116	5,610,300	185,974,595.00		
08/Nov/2007	Vista / Cash	BOVH3	ON	por ação			R$	34.00	34.95	32.87	33.85	34.00	4,648	6,257,600	211,627,063.00		
09/Nov/2007	Vista / Cash	BOVH3	ON	por ação			R$	34.10	37.80	34.10	35.90	37.00	8,277	25,399,600	911,977,320.00		
12/Nov/2007	Vista / Cash	BOVH3	ON	por ação			R$	36.10	37.20	35.69	36.34	36.65	5,065	5,792,200	210,549,538.00		

Data / Date	Mercado / Market	Código / Ticker	Tipo / Type	Foma de Cotação / Quotation Factor	Eventos corporativos / Corporate Actions	Prazo em dias Termo / Forward Market term in days	Moeda/ Currency	Preços / Prices Abertura / Opening	Máximo / Highest	Mínimo / Lowest	Médio / Average	Fechamento / Closing	Nº de Negócios / # of trades	Qtde de Ações / Volume	Volume Financeiro / Value traded	Preço de Exercício / Strike Price	Data de Vencimento / Maturity date
13/Nov/2007	Vista / Cash	BOVH3	ON	por ação			R$	36.67	37.05	35.40	36.41	35.60	1,676	2,606,900	94,931,381.00		
14/Nov/2007	Vista / Cash	BOVH3	ON	por ação			R$	36.75	37.37	36.33	36.85	36.40	2,714	1,836,000	67,674,023.00		
16/Nov/2007	Vista / Cash	BOVH3	ON	por ação			R$	36.48	36.80	34.91	35.58	35.25	2,783	3,052,200	108,819,089.00		
19/Nov/2007	Vista / Cash	BOVH3	ON	por ação			R$	35.39	35.39	33.03	33.86	33.40	2,867	3,042,200	103,011,270.00		
21/Nov/2007	Vista / Cash	BOVH3	ON	por ação			R$	32.93	32.93	31.05	31.75	31.99	4,516	6,007,300	190,773,621.00		
22/Nov/2007	Vista / Cash	BOVH3	ON	por ação			R$	32.00	33.50	31.85	32.67	32.45	2,009	1,251,000	40,869,911.00		
23/Nov/2007	Vista / Cash	BOVH3	ON	por ação			R$	32.75	32.90	31.90	32.56	31.90	1,938	1,187,800	38,677,207.00		
26/Nov/2007	Vista / Cash	BOVH3	ON	por ação			R$	32.20	32.65	31.10	32.16	31.50	2,116	1,548,400	49,765,667.00		
27/Nov/2007	Vista / Cash	BOVH3	ON	por ação			R$	31.20	31.31	30.00	30.74	30.00	3,865	4,621,300	142,068,289.00		
28/Nov/2007	Vista / Cash	BOVH3	ON	por ação			R$	30.80	32.30	30.52	31.47	32.30	3,617	4,241,500	133,512,180.00		
29/Nov/2007	Vista / Cash	BOVH3	ON	por ação			R$	32.35	34.59	32.35	33.75	34.58	5,308	6,917,000	233,500,006.00		
30/Nov/2007	Vista / Cash	BOVH3	ON	por ação			R$	35.65	36.00	33.00	34.75	33.90	4,757	6,335,200	220,121,998.00		
03/Dec/2007	Vista / Cash	BOVH3	ON	por ação			R$	33.95	33.95	32.50	33.13	32.50	2,023	2,510,300	83,183,544.00		
04/Dec/2007	Vista / Cash	BOVH3	ON	por ação			R$	32.00	33.30	31.81	32.15	32.80	1,246	2,460,800	79,129,316.00		
05/Dec/2007	Vista / Cash	BOVH3	ON	por ação			R$	33.01	34.90	33.01	34.39	34.50	3,235	4,207,100	144,690,701.00		
06/Dec/2007	Vista / Cash	BOVH3	ON	por ação			R$	34.51	35.20	34.40	34.93	35.20	2,907	3,782,100	132,129,388.00		
07/Dec/2007	Vista / Cash	BOVH3	ON	por ação			R$	35.22	35.65	34.71	35.31	35.50	1,512	1,631,400	57,617,639.00		
10/Dec/2007	Vista / Cash	BOVH3	ON	por ação			R$	35.30	36.00	35.25	35.72	35.85	1,351	1,348,800	48,192,528.00		
11/Dec/2007	Vista / Cash	BOVH3	ON	por ação			R$	36.00	36.47	35.52	36.08	35.60	2,814	2,358,100	85,035,207.00		
12/Dec/2007	Vista / Cash	BOVH3	ON	por ação			R$	35.46	36.06	35.40	35.85	35.90	1,013	1,805,800	64,750,105.00		
13/Dec/2007	Vista / Cash	BOVH3	ON	por ação			R$	35.50	35.99	33.80	35.25	35.95	1,516	2,228,200	78,565,671.00		
14/Dec/2007	Vista / Cash	BOVH3	ON	por ação			R$	35.80	36.14	35.30	35.83	35.55	1,070	1,973,800	70,729,598.00		
17/Dec/2007	Vista / Cash	BOVH3	ON	por ação			R$	34.70	35.31	33.50	34.07	33.50	1,408	1,796,900	61,216,818.00		
18/Dec/2007	Vista / Cash	BOVH3	ON	por ação			R$	34.00	34.58	33.00	33.83	33.00	1,356	2,459,900	83,225,390.00		
19/Dec/2007	Vista / Cash	BOVH3	ON	por ação			R$	33.30	33.74	32.50	33.19	33.25	2,161	2,802,500	93,040,330.00		
20/Dec/2007	Vista / Cash	BOVH3	ON	por ação			R$	33.06	33.39	32.79	33.04	33.00	1,039	1,719,100	56,817,388.00		

Data / Date	Mercado / Market	Código / Ticker	Tipo / Type	Forma de Cotação / Quotation Factor	Eventos corporativos / Corporate Actions	Prazo em dias Termo / Forward Market term in days	Moeda/ Currency	Preços / Prices Abertura / Opening	Máximo / Highest	Mínimo / Lowest	Medio / Average	Fechamento / Closing	Nº de Negócios / # of trades	Qtde de Ações / Volume	Volume Financeiro / Value traded	Preço de Exercício / Strike Price	Data de Vencimento / Maturity date
21/Dec/2007	Vista / Cash	BOVH3	ON	por ação			R$	33.50	34.30	33.25	33.67	34.30	922	1,676,700	56,457,087.00		
26/Dec/2007	Vista / Cash	BOVH3	ON	por ação			R$	34.40	35.15	33.00	34.76	34.20	727	1,800,700	62,600,255.00		
27/Dec/2007	Vista / Cash	BOVH3	ON	por ação			R$	34.16	34.50	33.56	33.99	33.75	626	1,368,300	46,512,274.00		
28/Dec/2007	Vista / Cash	BOVH3	ON	por ação			R$	33.79	34.30	32.98	33.43	34.30	981	1,549,000	51,785,451.00		
02/Jan/2008	Vista / Cash	BOVH3	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity		R$	33.90	35.35	33.35	34.70	33.35	1,473	2,541,500	88,188,774.00	-	12/31/9999
03/Jan/2008	Vista / Cash	BOVH3	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity		R$	33.49	33.69	32.81	33.13	33.00	1,548	1,067,400	35,372,827.00	-	12/31/9999
04/Jan/2008	Vista / Cash	BOVH3	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity		R$	33.00	33.00	30.00	30.75	30.30	6,899	6,891,400	211,949,232.00	-	12/31/9999
07/Jan/2008	Vista / Cash	BOVH3	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity		R$	30.89	30.89	28.15	29.23	28.73	4,896	8,375,200	244,839,517.00	-	12/31/9999
08/Jan/2008	Vista / Cash	BOVH3	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity		R$	29.50	30.47	28.91	29.81	29.95	1,674	2,844,200	84,805,168.00	-	12/31/9999
09/Jan/2008	Vista / Cash	BOVH3	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity		R$	29.20	29.97	28.75	29.45	29.40	1,438	2,602,400	76,657,989.00	-	12/31/9999
10/Jan/2008	Vista / Cash	BOVH3	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity		R$	29.80	29.90	28.00	28.85	28.00	1,910	2,719,900	78,457,912.00	-	12/31/9999
11/Jan/2008	Vista / Cash	BOVH3	ON	por ação	Juros s/ capital próprio / Interest on shareholders equity		R$	27.89	29.29	27.70	28.62	28.45	2,062	5,043,500	144,345,208.00	-	12/31/9999
14/Jan/2008	Vista / Cash	BOVH3	ON	por ação			R$	28.51	28.95	26.20	27.68	27.00	1,990	3,701,800	102,458,456.00	-	12/31/9999
15/Jan/2008	Vista / Cash	BOVH3	ON	por ação			R$	26.70	27.15	24.21	25.17	24.51	6,181	8,015,200	201,757,117.00	-	12/31/9999
16/Jan/2008	Vista / Cash	BOVH3	ON	por ação			R$	23.80	25.30	21.23	23.45	25.01	7,075	11,826,300	277,372,244.00	-	12/31/9999
17/Jan/2008	Vista / Cash	BOVH3	ON	por ação			R$	25.11	25.94	23.16	24.65	25.89	4,776	8,439,300	208,143,317.00	-	12/31/9999
18/Jan/2008	Vista / Cash	BOVH3	ON	por ação			R$	25.99	27.15	24.82	25.88	24.90	4,371	7,439,200	192,547,670.00	-	12/31/9999
21/Jan/2008	Vista / Cash	BOVH3	ON	por ação			R$	22.66	23.40	21.83	22.93	23.35	3,729	4,229,400	97,004,326.00	-	12/31/9999
22/Jan/2008	Vista / Cash	BOVH3	ON	por ação			R$	22.82	24.50	22.50	23.75	23.80	4,835	8,145,000	193,516,535.00	-	12/31/9999
23/Jan/2008	Vista / Cash	BOVH3	ON	por ação			R$	22.90	23.00	21.35	22.18	21.80	2,958	6,355,900	140,998,647.00	-	12/31/9999
24/Jan/2008	Vista / Cash	BOVH3	ON	por ação			R$	23.50	25.99	22.71	24.35	24.65	6,445	8,678,200	211,374,435.00	-	12/31/9999
25/Jan/2008	Vista / Cash	BOVH3	ON	por ação			R$	24.00	25.95	23.87	25.12	25.60	3,502	3,611,000	90,734,544.00	-	12/31/9999
29/Jan/2008	Vista / Cash	BOVH3	ON	por ação			R$	26.45	27.49	25.94	26.85	26.00	3,851	2,730,400	73,298,530.00	-	12/31/9999
30/Jan/2008	Vista / Cash	BOVH3	ON	por ação			R$	25.98	26.45	24.61	25.85	26.40	3,135	4,703,700	121,627,461.00	-	12/31/9999
31/Jan/2008	Vista / Cash	BOVH3	ON	por ação			R$	26.00	26.24	24.94	25.73	25.70	3,735	4,049,100	104,206,800.00	-	12/31/9999

INDICADORES / INDICATORS

Bovespa Holding S.A. - BOVH3

voltar / back

Data / Date	Valor de Mercado / Market Cap R$	Valor de Mercado / Market Cap US$	Ranking de Negociação / Ranking of Trading	Turnover Velocity Acum. sobre total de ações / over capital stock	Turnover Velocity Acum. sobre / over Free Float[1]
26/Oct/2007	24,677,581,487.36	13,901,296,466.52	1	22.6%	55.3%
29/Oct/2007	22,568,808,448.00	12,828,830,604.15	3	26.0%	63.6%
30/Oct/2007	21,969,324,473.60	12,516,707,197.81	3	27.6%	67.7%
31/Oct/2007	22,921,446,080.00	13,143,031,009.17	3	28.8%	70.6%
01/Nov/2007	23,231,767,196.16	13,305,708,588.87	3	29.9%	73.1%
05/Nov/2007	22,427,763,395.20	12,774,979,149.69	6	30.7%	75.3%
06/Nov/2007	23,274,083,712.00	13,433,814,552.38	13	31.3%	76.6%
07/Nov/2007	23,979,358,976.00	13,781,240,790.80	4	32.1%	78.6%
08/Nov/2007	23,979,358,976.00	13,817,770,528.98	5	33.0%	80.7%
09/Nov/2007	26,095,184,768.00	14,920,059,901.66	2	36.6%	89.6%
12/Nov/2007	25,848,338,425.60	14,570,653,002.03	3	37.4%	91.6%
13/Nov/2007	25,248,854,451.20	14,279,410,955.32	15	37.8%	92.5%
14/Nov/2007	25,672,019,609.60	14,772,712,400.51	23	38.0%	93.1%
16/Nov/2007	24,860,953,056.00	14,276,417,282.65	9	38.5%	94.2%
19/Nov/2007	23,666,193,817.60	13,389,526,412.55	10	38.9%	95.2%
21/Nov/2007	22,561,755,695.36	12,628,319,542.91	5	39.7%	97.3%
22/Nov/2007	22,886,182,316.80	12,895,803,412.86	13	39.9%	97.7%
23/Nov/2007	22,498,280,921.60	12,525,487,652.60	16	40.1%	98.2%
26/Nov/2007	22,216,170,816.00	12,267,349,981.23	21	40.3%	98.7%
27/Nov/2007	21,158,257,920.00	11,436,277,995.78	6	41.0%	100.3%
28/Nov/2007	22,780,391,027.20	12,643,129,663.23	10	41.6%	101.8%
29/Nov/2007	24,388,418,629.12	13,621,010,125.17	3	42.5%	104.2%
30/Nov/2007	23,908,831,449.60	13,404,065,397.54	7	43.4%	106.4%
03/Dec/2007	22,921,446,080.00	12,813,867,441.86	13	43.8%	107.2%
04/Dec/2007	22,991,973,606.40	12,610,088,085.56	13	44.2%	108.1%
05/Dec/2007	24,331,996,608.00	13,550,900,316.33	11	44.7%	109.6%
06/Dec/2007	24,825,689,292.80	13,890,051,638.11	10	45.3%	110.9%
07/Dec/2007	25,037,271,872.00	14,212,801,925.52	23	45.5%	111.4%
10/Dec/2007	25,284,118,214.40	14,349,669,815.21	28	45.7%	111.9%
11/Dec/2007	25,107,799,398.40	14,225,382,095.41	19	46.0%	112.7%
12/Dec/2007	25,319,381,977.60	14,366,421,911.94	24	46.3%	113.4%
13/Dec/2007	25,354,645,740.80	14,287,527,184.04	19	46.6%	114.1%
14/Dec/2007	25,072,535,635.20	13,960,986,488.78	17	46.9%	114.8%
17/Dec/2007	23,626,721,344.00	13,036,871,016.94	19	47.1%	115.4%
18/Dec/2007	23,274,083,712.00	12,885,006,760.32	14	47.5%	116.3%
19/Dec/2007	23,450,402,528.00	13,014,264,125.65	12	47.9%	117.3%
20/Dec/2007	23,274,083,712.00	12,907,100,550.13	20	48.1%	117.9%
21/Dec/2007	24,190,941,555.20	13,464,845,572.30	21	48.4%	118.4%

Mês / Month	Volume Financeiro (R$) / Value traded (R$)				Nº de Negócios / # of trades			
	Vista / Cash	Fração / Odd lot	Termo / Forward	Opções / Options	Vista / Cash	Fração / Odd lot	Termo / Forward	Opções / Options
Oct-07	6,493,421,467.00	41,801,186.95	10,319,662.43		80,928	52,860	257	-
Nov-07	3,506,215,624.00	17,178,550.31	16,684,519.55	78,132.00	69,965	18,373	503	258
Dec-07	1,355,678,690.00	7,419,113.14	14,217,049.71	21,181.00	27,709	7,892	203	118
Jan-08	2,979,664,942.00	8,280,311.07	52,827,388.33	12,786.00	78,695	10,468	965	25
Total	14,336,980,723.00	74,679,161.47	94,048,620.02	112,099.00	257,297	89,593	1,928	401

26/Dec/2007	24,120,414,028.60	13,554,601,870.64	12	48.6%	119.1%
27/Dec/2007	23,803,040,160.00	13,470,114,968.03	19	48.8%	119.6%
28/Dec/2007	24,190,941,555.20	13,657,167,930.45	18	49.0%	120.1%
02/Jan/2008	23,520,930,054.40	13,272,164,571.94	10	49.4%	121.0%
03/Jan/2008	23,274,083,712.00	13,247,244,414.59	23	49.6%	121.3%
04/Jan/2008	21,369,840,499.20	12,159,918,344.83	4	50.5%	123.7%
07/Jan/2008	20,262,558,334.72	11,463,965,111.58	3	51.7%	126.6%
08/Jan/2008	21,122,994,156.80	12,033,151,507.80	14	52.1%	127.6%
09/Jan/2008	20,735,092,761.60	11,720,701,351.87	19	52.5%	128.5%
10/Jan/2008	19,747,707,392.00	11,202,466,185.61	20	52.9%	129.5%
11/Jan/2008	20,065,081,260.80	11,442,222,434.31	11	53.6%	131.2%
14/Jan/2008	19,042,432,128.00	10,935,128,131.39	8	54.1%	132.5%
15/Jan/2008	17,286,296,720.64	9,906,187,232.46	4	55.3%	135.3%
16/Jan/2008	17,638,934,352.64	10,005,067,698.60	3	56.9%	139.4%
17/Jan/2008	18,260,108,624.46	10,324,028,170.10	5	58.1%	142.3%
18/Jan/2008	17,661,865,768.60	9,838,580,262.52	5	59.2%	144.9%
21/Jan/2008	16,468,657,256.90	8,998,774,524.29	9	59.8%	146.4%
22/Jan/2008	16,644,981,210.40	9,226,196,558.06	8	60.9%	149.2%
23/Jan/2008	15,375,448,745.20	8,472,722,072.63	9	61.8%	151.4%
24/Jan/2008	17,385,541,815.10	9,721,825,212.10	6	63.1%	154.4%
28/Jan/2008	18,055,572,838.40	10,083,532,245.28	13	63.6%	155.7%
29/Jan/2008	18,337,691,164.00	10,324,113,930.86	16	64.0%	156.6%
30/Jan/2008	18,619,809,489.60	10,459,391,916.41	8	64.6%	158.2%
31/Jan/2008	18,126,102,419.80	10,297,166,630.57	12	65.2%	159.6%

(1) Considera-se ações em circulação(*Free Float*) àquelas que não estão sujeitas ao acordo de restrição à negociação de ações.

(1) Free Float = capital stock - shares subject to lock-up agreements

[redacted]

Dados para Cálculo dos Indicadores / Data to calculate the indicators						
Data / Date	Preço de Fech. / Closing Price	Total de ações / capital stocks	sobre / over Free Float[1]	Dólar / Dollar	Qtde de Ações / Volume	Qtde Acum. / Volume Acum.
10/26/2007	34.99	705,275,264	288,066,125	1.7752	159,159,600	159,159,600
10/29/2007	32.00	705,275,264	288,066,125	1.7595	23,947,100	183,106,700
10/30/2007	31.15	705,275,264	288,066,125	1.7552	11,895,200	195,001,900
10/31/2007	32.50	705,275,264	288,066,125	1.7440	8,246,600	203,248,500
11/1/2007	32.94	705,275,264	288,066,125	1.7460	7,338,400	210,586,900
11/5/2007	31.80	705,275,264	288,066,125	1.7556	6,257,800	216,844,700
11/6/2007	33.00	705,275,264	288,066,125	1.7325	3,870,100	220,714,800
11/7/2007	34.00	705,275,264	288,066,125	1.7400	5,610,300	226,325,100
11/8/2007	34.00	705,275,264	288,066,125	1.7354	6,257,600	232,582,700
11/9/2007	37.00	705,275,264	288,066,125	1.7490	25,399,800	257,982,500
11/12/2007	36.65	705,275,264	288,066,125	1.7740	5,792,200	263,774,700
11/13/2007	35.80	705,275,264	288,066,125	1.7682	2,606,900	266,381,600
11/14/2007	36.40	705,275,264	288,066,125	1.7378	1,836,000	268,217,600
11/16/2007	35.25	705,275,264	288,066,125	1.7414	3,052,200	271,269,800
11/19/2007	33.40	705,275,264	288,066,125	1.7593	3,042,200	274,312,000
11/21/2007	31.99	705,275,264	288,066,125	1.7866	6,007,300	280,319,300
11/22/2007	32.45	705,275,264	288,066,125	1.7747	1,251,000	281,570,300
11/23/2007	31.90	705,275,264	288,066,125	1.7962	1,187,800	282,758,100
11/26/2007	31.50	705,275,264	288,066,125	1.8110	1,548,400	284,306,500
11/27/2007	30.00	705,275,264	288,066,125	1.8501	4,621,300	288,927,800
11/28/2007	32.30	705,275,264	288,066,125	1.8018	4,241,500	293,169,300
11/29/2007	34.58	705,275,264	288,066,125	1.7905	6,917,000	300,086,300
11/30/2007	33.90	705,275,264	288,066,125	1.7837	6,335,200	306,421,500
12/3/2007	32.50	705,275,264	288,066,125	1.7888	2,510,300	308,931,800
12/4/2007	32.60	705,275,264	288,066,125	1.8233	2,460,800	311,392,600
12/5/2007	34.50	705,275,264	288,066,125	1.7956	4,207,100	315,599,700
12/6/2007	35.20	705,275,264	288,066,125	1.7873	3,782,100	319,381,800
12/7/2007	35.50	705,275,264	288,066,125	1.7616	1,631,400	321,013,200
12/10/2007	35.85	705,275,264	288,066,125	1.7620	1,348,800	322,362,000
12/11/2007	35.60	705,275,264	288,066,125	1.7650	2,358,100	324,720,100
12/12/2007	35.90	705,275,264	288,066,125	1.7624	1,805,800	326,525,900
12/13/2007	35.95	705,275,264	288,066,125	1.7746	2,228,200	328,754,100
12/14/2007	35.55	705,275,264	288,066,125	1.7959	1,973,600	330,727,700
12/17/2007	33.50	705,275,264	288,066,125	1.8123	1,796,900	332,524,600
12/18/2007	33.00	705,275,264	288,066,125	1.8091	2,459,900	334,984,500
12/19/2007	33.25	705,275,264	288,066,125	1.8019	2,802,500	337,787,000
12/20/2007	33.00	705,275,264	288,066,125	1.8032	1,719,100	339,506,100
12/21/2007	34.30	705,275,264	288,066,125	1.7966	1,676,700	341,182,800

12/26/2007		34.20	705,275,264	288,066,125	1.7795	1,800,700	342,983,500
12/27/2007		33.75	705,275,264	288,066,125	1.7671	1,388,300	344,351,800
12/28/2007		34.30	705,275,264	288,066,125	1.7713	1,549,000	345,900,800
1/2/2008		33.35	705,275,264	288,066,125	1.7722	2,541,500	348,442,300
1/3/2008		33.00	705,275,264	288,066,125	1.7569	1,067,400	349,509,700
1/4/2008		30.30	705,275,264	288,066,125	1.7574	6,891,400	356,401,100
1/7/2008		28.73	705,275,264	288,066,125	1.7675	8,375,200	364,776,300
1/8/2008		29.95	705,275,264	288,066,125	1.7554	2,844,200	367,620,500
1/9/2008		29.40	705,275,264	288,066,125	1.7691	2,602,400	370,222,900
1/10/2008		28.00	705,275,264	288,066,125	1.7628	2,719,900	372,942,800
1/11/2008		28.45	705,275,264	288,066,125	1.7536	5,043,500	377,986,300
1/14/2008		27.00	705,275,264	288,066,125	1.7414	3,701,800	381,688,100
1/15/2008		24.51	705,275,264	288,066,125	1.7450	8,015,200	389,703,300
1/16/2008		25.01	705,275,264	288,066,125	1.7630	11,826,300	401,529,600
1/17/2008		25.89	705,295,814	288,086,675	1.7687	8,439,300	409,968,900
1/18/2008		24.90	705,295,814	288,086,675	1.7850	7,439,200	417,408,100
1/21/2008		23.35	705,295,814	288,086,675	1.8301	4,229,400	421,637,500
1/22/2008		23.60	705,295,814	288,086,675	1.8041	8,145,000	429,782,500
1/23/2008		21.80	705,295,814	288,086,675	1.8147	6,355,900	436,138,400
1/24/2008		24.65	705,295,814	288,086,675	1.7883	8,678,200	444,816,600
1/28/2008		25.60	705,295,814	288,086,675	1.7906	3,611,000	448,427,600
1/29/2008		26.00	705,295,814	288,086,675	1.7762	2,730,400	451,158,000
1/30/2008		26.40	705,295,814	288,086,675	1.7802	4,703,700	455,861,700
1/31/2008		25.70	705,295,814	288,086,675	1.7603	4,049,100	459,910,800

(1) Considera-se ações em circulação/*Free Float* àquelas que não estão sujeitas ao acordo de restrição à negociação de ações.

(1) Free Float = capital stock - shares subject to lock-up agreements

INDICADORES / INDICATORS

Bovespa Holding S.A. - BOVH3

voltar / back

Data / Date	Valor de Mercado / Market Cap		Ranking de Negociação / Ranking of Trading	Turnover Velocity Acum.	
	R$	US$		sobre total de ações / over capital stock	sobre / over Free Float [1]
26/Oct/2007	24,677,581,487.36	13,901,296,466.52	1	22.6%	55.3%
29/Oct/2007	22,568,808,448.00	12,826,830,604.15	3	26.0%	63.6%
30/Oct/2007	21,969,324,473.60	12,516,707,197.81	3	27.6%	67.7%
31/Oct/2007	22,921,446,080.00	13,143,031,009.17	3	28.8%	70.6%
01/Nov/2007	23,231,767,196.16	13,305,708,588.87	3	29.9%	73.1%
05/Nov/2007	22,427,753,395.20	12,774,979,149.69	5	30.7%	75.3%
06/Nov/2007	23,274,083,712.00	13,433,814,552.38	13	31.3%	76.6%
07/Nov/2007	23,979,358,976.00	13,781,240,790.80	4	32.1%	78.6%
08/Nov/2007	23,979,358,976.00	13,817,770,528.98	5	33.0%	80.7%
09/Nov/2007	26,095,184,768.00	14,920,059,901.66	2	36.6%	89.6%
12/Nov/2007	25,848,338,425.60	14,570,653,002.03	3	37.4%	91.6%
13/Nov/2007	25,248,854,451.20	14,279,410,955.32	15	37.8%	92.5%
14/Nov/2007	25,672,019,609.60	14,772,712,400.51	23	38.0%	93.1%
16/Nov/2007	24,860,953,056.00	14,276,417,282.65	9	38.5%	94.2%
19/Nov/2007	23,556,193,817.60	13,389,526,412.55	10	38.9%	95.2%
21/Nov/2007	22,561,755,695.36	12,628,319,542.91	5	39.7%	97.3%
22/Nov/2007	22,886,182,316.80	12,895,803,412.88	13	39.9%	97.7%
23/Nov/2007	22,498,280,921.60	12,525,487,652.60	16	40.1%	98.2%
26/Nov/2007	22,216,170,816.00	12,267,349,981.23	21	40.3%	98.7%
27/Nov/2007	21,158,257,920.00	11,436,277,995.78	6	41.0%	100.3%
28/Nov/2007	22,780,391,027.20	12,643,129,663.23	10	41.6%	101.8%
29/Nov/2007	24,388,418,629.12	13,621,010,125.17	3	42.5%	104.2%
30/Nov/2007	23,908,831,449.60	13,404,065,397.54	7	43.4%	106.4%
03/Dec/2007	22,921,446,080.00	12,813,867,441.86	13	43.8%	107.2%
04/Dec/2007	22,991,973,606.40	12,610,088,085.56	13	44.2%	108.1%
05/Dec/2007	24,331,996,608.00	13,550,900,316.33	11	44.7%	109.6%
06/Dec/2007	24,825,689,292.80	13,890,051,638.11	10	45.3%	110.9%
07/Dec/2007	25,037,271,872.00	14,212,801,925.52	23	45.5%	111.4%
10/Dec/2007	25,284,118,214.40	14,349,669,815.21	28	45.7%	111.9%
11/Dec/2007	25,107,799,398.40	14,225,382,095.41	19	46.0%	112.7%
12/Dec/2007	25,319,381,977.60	14,366,421,911.94	24	46.3%	113.4%
13/Dec/2007	25,354,645,740.80	14,287,527,184.04	19	46.6%	114.1%
14/Dec/2007	25,072,535,635.20	13,960,986,488.78	17	46.9%	114.8%
17/Dec/2007	23,626,721,344.00	13,036,871,016.94	19	47.1%	115.4%
18/Dec/2007	23,274,083,712.00	12,865,006,750.32	14	47.5%	116.3%
19/Dec/2007	23,450,402,528.00	13,014,264,125.65	12	47.9%	117.3%
20/Dec/2007	23,274,083,712.00	12,907,100,550.13	20	48.1%	117.9%
21/Dec/2007	24,190,941,555.20	13,464,845,572.30	21	48.4%	118.4%

Mês / Month	Volume Financeiro (R$) / Value traded (R$)				Nº de Negócios / # of trades			
	Vista / Cash	Fração / Odd lot	Termo / Forward	Opções / Options	Vista / Cash	Fração / Odd lot	Termo / Forward	Opções / Options
Oct-07	6,493,421,467.00	41,801,186.95	10,319,662.43		60,928	52,860	257	-
Nov-07	3,508,215,624.00	17,178,550.31	16,684,519.55	78,132.00	69,965	18,373	503	258
Dec-07	1,355,678,690.00	7,419,113.14	14,217,049.71	21,181.00	27,709	7,892	203	118
Jan-08	2,979,664,942.00	8,280,311.07	52,827,388.33	12,786.00	78,695	10,468	965	25
Total	14,336,980,723.00	74,679,161.47	94,048,620.02	112,099.00	257,297	89,593	1,928	401

26/Dec/2007	24,120,414,028.80	13,554,601,870.64	12	48.6%	119.1%
27/Dec/2007	23,803,040,160.00	13,470,114,968.03	19	48.8%	119.5%
28/Dec/2007	24,190,941,655.20	13,657,167,930.45	18	49.0%	120.1%
02/Jan/2008	23,620,930,054.40	13,272,164,571.94	10	49.4%	121.0%
03/Jan/2008	23,274,083,712.00	13,247,244,414.59	23	49.6%	121.3%
04/Jan/2008	21,369,840,499.20	12,159,918,344.83	4	50.5%	123.7%
07/Jan/2008	20,262,558,334.72	11,463,965,111.56	3	51.7%	126.6%
08/Jan/2008	21,122,994,156.80	12,033,151,507.80	14	52.1%	127.6%
09/Jan/2008	20,735,092,761.60	11,720,701,351.87	19	52.5%	128.5%
10/Jan/2008	19,747,707,392.00	11,202,466,185.61	20	52.9%	129.5%
11/Jan/2008	20,065,081,260.80	11,442,222,434.31	11	53.6%	131.2%
14/Jan/2008	19,042,432,128.00	10,935,128,131.39	8	54.1%	132.5%
15/Jan/2008	17,286,296,720.64	9,906,187,232.46	4	55.3%	135.3%
16/Jan/2008	17,638,934,352.64	10,005,067,698.60	3	56.9%	139.4%
17/Jan/2008	18,260,108,624.46	10,324,028,170.10	5	58.1%	142.3%
18/Jan/2008	17,561,865,768.60	9,838,580,262.52	5	59.2%	144.9%
21/Jan/2008	16,468,657,256.90	8,998,774,524.29	9	59.8%	146.4%
22/Jan/2008	16,644,981,210.40	9,226,196,558.06	8	60.9%	149.2%
23/Jan/2008	15,375,448,745.20	8,472,722,072.63	9	61.8%	151.4%
24/Jan/2008	17,385,541,815.10	9,721,826,212.10	6	63.1%	154.4%
28/Jan/2008	18,055,572,838.40	10,083,532,245.28	13	63.6%	155.7%
29/Jan/2008	18,337,691,164.00	10,324,113,930.86	16	64.0%	156.6%
30/Jan/2008	18,619,809,489.60	10,459,391,916.41	8	64.6%	158.2%
31/Jan/2008	18,126,102,419.80	10,297,166,630.57	12	65.2%	159.6%

(1) Considera-se ações em circulação (*Free Float*) àquelas que não estão sujeitas ao acordo de restrição à negociação de ações.
(1) Free Float = capital stock - shares subject to lock-up agreements

[redacted]

Dados para Cálculo dos Indicadores / Data to calculate the indicators						
Data / Date	Preço de Fech. / Closing Price	Total de ações / capital stocks	sobre / over Free Float [1]	Dólar / Dollar	Qtde de Ações / Volume	Qtde Acum. / Volume Acum.
10/26/2007	34.99	705,275,264	288,066,125	1.7752	159,159,600	159,159,600
10/29/2007	32.00	705,275,264	288,066,125	1.7595	23,947,100	183,106,700
10/30/2007	31.15	705,275,264	288,066,125	1.7552	11,895,200	195,001,900
10/31/2007	32.50	705,275,264	288,066,125	1.7440	8,246,600	203,248,500
11/1/2007	32.94	705,275,264	288,066,125	1.7460	7,338,400	210,586,900
11/5/2007	31.80	705,275,264	288,066,125	1.7556	6,257,800	216,844,700
11/6/2007	33.00	705,275,264	288,066,125	1.7325	3,870,100	220,714,800
11/7/2007	34.00	705,275,264	288,066,125	1.7400	5,610,300	226,325,100
11/8/2007	34.00	705,275,264	288,066,125	1.7354	6,257,600	232,582,700
11/9/2007	37.00	705,275,264	288,066,125	1.7490	25,399,800	257,982,500
11/12/2007	36.65	705,275,264	288,066,125	1.7740	5,792,200	263,774,700
11/13/2007	35.80	705,275,264	288,066,125	1.7682	2,606,900	266,381,600
11/14/2007	36.40	705,275,264	288,066,125	1.7378	1,836,000	268,217,600
11/16/2007	35.25	705,275,264	288,066,125	1.7414	3,052,200	271,269,800
11/19/2007	33.40	705,275,264	288,066,125	1.7593	3,042,200	274,312,000
11/21/2007	31.99	705,275,264	288,066,125	1.7866	6,007,300	280,319,300
11/22/2007	32.45	705,275,264	288,066,125	1.7747	1,251,000	281,570,300
11/23/2007	31.90	705,275,264	288,066,125	1.7962	1,187,800	282,758,100
11/26/2007	31.50	705,275,264	288,066,125	1.8110	1,548,400	284,306,500
11/27/2007	30.00	705,275,264	288,066,125	1.8501	4,621,300	288,927,800
11/28/2007	32.30	705,275,264	288,066,125	1.8018	4,241,500	293,169,300
11/29/2007	34.58	705,275,264	288,066,125	1.7905	6,917,000	300,086,300
11/30/2007	33.90	705,275,264	288,066,125	1.7837	6,335,200	306,421,500
12/3/2007	32.50	705,275,264	288,066,125	1.7888	2,510,300	308,931,800
12/4/2007	32.60	705,275,264	288,066,125	1.8233	2,460,800	311,392,600
12/5/2007	34.50	705,275,264	288,066,125	1.7956	4,207,100	315,599,700
12/6/2007	35.20	705,275,264	288,066,125	1.7873	3,782,100	319,381,800
12/7/2007	35.50	705,275,264	288,066,125	1.7616	1,631,400	321,013,200
12/10/2007	35.85	705,275,264	288,066,125	1.7620	1,348,800	322,362,000
12/11/2007	35.60	705,275,264	288,066,125	1.7650	2,358,100	324,720,100
12/12/2007	35.90	705,275,264	288,066,125	1.7624	1,805,800	326,525,900
12/13/2007	35.95	705,275,264	288,066,125	1.7746	2,228,200	328,754,100
12/14/2007	35.55	705,275,264	288,066,125	1.7959	1,973,600	330,727,700
12/17/2007	33.50	705,275,264	288,066,125	1.8123	1,796,900	332,524,600
12/18/2007	33.00	705,275,264	288,066,125	1.8091	2,459,900	334,984,500
12/19/2007	33.25	705,275,264	288,066,125	1.8019	2,802,500	337,787,000
12/20/2007	33.00	705,275,264	288,066,125	1.8032	1,719,100	339,506,100
12/21/2007	34.30	705,275,264	288,066,125	1.7966	1,676,700	341,182,800

12/26/2007	34.20	705,275,264	288,066,125	1.7795	1,800,700	342,983,500
12/27/2007	33.75	705,275,264	288,066,125	1.7671	1,368,300	344,351,800
12/28/2007	34.30	705,275,264	288,066,125	1.7713	1,549,000	345,900,800
1/2/2008	33.35	705,275,264	288,066,125	1.7722	2,541,500	348,442,300
1/3/2008	33.00	705,275,264	288,066,125	1.7569	1,067,400	349,509,700
1/4/2008	30.30	705,275,264	288,066,125	1.7574	6,891,400	356,401,100
1/7/2008	28.73	705,275,264	288,066,125	1.7675	8,375,200	364,776,300
1/8/2008	29.95	705,275,264	288,066,125	1.7554	2,844,200	367,620,500
1/9/2008	29.40	705,275,264	288,066,125	1.7691	2,602,400	370,222,900
1/10/2008	28.00	705,275,264	288,066,125	1.7628	2,719,900	372,942,800
1/11/2008	28.45	705,275,264	288,066,125	1.7536	5,043,500	377,986,300
1/14/2008	27.00	705,275,264	288,066,125	1.7414	3,701,800	381,688,100
1/15/2008	24.51	705,275,264	288,066,125	1.7450	8,015,200	389,703,300
1/16/2008	25.01	705,275,264	288,066,125	1.7630	11,826,300	401,529,600
1/17/2008	25.89	705,295,814	288,086,675	1.7687	8,439,300	409,968,900
1/18/2008	24.90	705,295,814	288,086,675	1.7850	7,439,200	417,408,100
1/21/2008	23.35	705,295,814	288,086,675	1.8301	4,229,400	421,637,500
1/22/2008	23.60	705,295,814	288,086,675	1.8041	8,145,000	429,782,500
1/23/2008	21.80	705,295,814	288,086,675	1.8147	6,355,900	436,138,400
1/24/2008	24.65	705,295,814	288,086,675	1.7883	8,678,200	444,816,600
1/28/2008	25.60	705,295,814	288,086,675	1.7906	3,611,000	448,427,600
1/29/2008	26.00	705,295,814	288,086,675	1.7762	2,730,400	451,158,000
1/30/2008	26.40	705,295,814	288,086,675	1.7802	4,703,700	455,861,700
1/31/2008	25.70	705,295,814	288,086,675	1.7603	4,049,100	459,910,800

(1) Considera-se ações em circulação (*Free Float*) àquelas que não estão sujeitas ao acordo de restrição à negociação de ações.
(1) Free Float = capital stock - shares subject to lock-up agreements

INDICADORES / INDICATORS

Bovespa Holding S.A. - BOVH3

voltar / back

Data / Date	Valor de Mercado / Market Cap		Ranking de Negociação / Ranking of Trading	Turnover Velocity Acum.	
	R$	US$		sobre total de ações / over capital stock	sobre / over Free Float [1]
26/Oct/2007	24,677,581,487.36	13,901,296,466.52	1	22.6%	55.3%
29/Oct/2007	22,668,808,448.00	12,826,830,604.15	3	26.0%	63.6%
30/Oct/2007	21,969,324,473.60	12,616,707,197.81	3	27.6%	67.7%
31/Oct/2007	22,921,446,080.00	13,143,031,009.17	3	28.8%	70.6%
01/Nov/2007	23,231,767,196.16	13,305,708,588.87	3	29.9%	73.1%
05/Nov/2007	22,427,753,395.20	12,774,979,149.69	5	30.7%	75.3%
06/Nov/2007	23,274,083,712.00	13,433,814,552.38	13	31.3%	76.6%
07/Nov/2007	23,979,358,976.00	13,781,240,790.80	4	32.1%	78.6%
08/Nov/2007	23,979,358,976.00	13,817,770,528.98	5	33.0%	80.7%
09/Nov/2007	26,095,184,768.00	14,920,059,901.66	2	36.6%	89.6%
12/Nov/2007	25,848,338,425.60	14,570,653,002.03	3	37.4%	91.6%
13/Nov/2007	25,248,854,451.20	14,279,410,955.32	15	37.8%	92.5%
14/Nov/2007	25,672,019,609.60	14,772,712,400.51	23	38.0%	93.1%
16/Nov/2007	24,860,953,056.00	14,276,417,282.65	9	38.5%	94.2%
19/Nov/2007	23,556,193,817.60	13,389,526,412.55	10	38.9%	95.2%
21/Nov/2007	22,561,755,695.36	12,628,319,542.91	5	39.7%	97.3%
22/Nov/2007	22,886,182,316.80	12,895,803,412.86	13	39.9%	97.7%
23/Nov/2007	22,498,280,921.60	12,525,487,652.80	16	40.1%	98.2%
26/Nov/2007	22,216,170,816.00	12,267,349,981.23	21	40.3%	98.7%
27/Nov/2007	21,158,257,920.00	11,436,277,995.78	6	41.0%	100.3%
28/Nov/2007	22,780,391,027.20	12,643,129,663.23	10	41.6%	101.8%
29/Nov/2007	24,388,418,629.12	13,621,010,125.17	3	42.5%	104.2%
30/Nov/2007	23,908,831,449.60	13,404,065,397.54	7	43.4%	106.4%
03/Dec/2007	22,921,446,080.00	12,813,867,441.86	13	43.8%	107.2%
04/Dec/2007	22,991,973,606.40	12,610,088,085.56	13	44.2%	108.1%
05/Dec/2007	24,331,996,608.00	13,550,900,316.33	11	44.7%	109.6%
06/Dec/2007	24,825,689,292.80	13,890,051,638.11	10	45.3%	110.9%
07/Dec/2007	25,037,271,872.00	14,212,801,925.52	23	45.5%	111.4%
10/Dec/2007	25,284,118,214.40	14,349,669,815.21	28	45.7%	111.9%
11/Dec/2007	25,107,799,398.40	14,225,382,095.41	19	46.0%	112.7%
12/Dec/2007	25,319,381,977.60	14,366,421,911.94	24	46.3%	113.4%
13/Dec/2007	25,354,645,740.80	14,287,527,184.04	19	46.6%	114.1%
14/Dec/2007	25,072,535,635.20	13,960,986,488.78	17	46.9%	114.8%
17/Dec/2007	23,626,721,344.00	13,036,871,016.94	19	47.1%	115.4%
18/Dec/2007	23,274,083,712.00	12,865,006,750.32	14	47.5%	116.3%
19/Dec/2007	23,450,402,528.00	13,014,264,125.65	12	47.9%	117.3%
20/Dec/2007	23,274,083,712.00	12,907,100,550.13	20	48.1%	117.9%
21/Dec/2007	24,190,941,555.20	13,464,845,572.30	21	48.4%	118.4%

Mês / Month	Volume Financeiro (R$) / Value traded (R$)				Nº de Negócios / # of trades			
	Vista / Cash	Fração / Odd lot	Termo / Forward	Opções / Options	Vista / Cash	Fração / Odd lot	Termo / Forward	Opções / Options
Oct-07	6,493,421,467.00	41,801,186.95	10,319,662.43		80,928	52,860	257	-
Nov-07	3,508,215,624.00	17,178,550.31	16,684,519.55	78,132.00	69,965	18,373	503	258
Dec-07	1,355,678,690.00	7,419,113.14	14,217,049.71	21,181.00	27,709	7,892	203	118
Jan-08	2,979,664,942.00	8,280,311.07	52,827,388.33	12,786.00	78,695	10,468	965	25
Total	14,336,980,723.00	74,679,161.47	94,048,620.02	112,099.00	257,297	89,593	1,928	401

26/Dec/2007	24,120,414,028.80	13,554,601,870.64	12	48.6%	119.1%
27/Dec/2007	23,803,040,160.00	13,470,114,968.03	19	48.8%	119.5%
28/Dec/2007	24,190,941,555.20	13,657,167,930.45	18	49.0%	120.1%
02/Jan/2008	23,520,930,054.40	13,272,164,571.94	10	49.4%	121.0%
03/Jan/2008	23,274,083,712.00	13,247,244,414.59	23	49.6%	121.3%
04/Jan/2008	21,369,840,499.20	12,159,918,344.83	4	50.5%	123.7%
07/Jan/2008	20,262,558,334.72	11,463,965,111.58	3	51.7%	126.6%
08/Jan/2008	21,122,994,156.80	12,033,151,507.80	14	52.1%	127.6%
09/Jan/2008	20,735,092,761.60	11,720,701,351.87	19	52.5%	128.5%
10/Jan/2008	19,747,707,392.00	11,202,466,185.61	20	52.9%	129.5%
11/Jan/2008	20,065,081,260.80	11,442,222,434.31	11	53.6%	131.2%
14/Jan/2008	19,042,432,128.00	10,935,128,131.39	8	54.1%	132.5%
15/Jan/2008	17,286,296,720.64	9,906,187,232.46	4	55.3%	135.3%
16/Jan/2008	17,638,934,352.64	10,005,067,698.60	3	56.9%	139.4%
17/Jan/2008	18,260,108,624.46	10,324,028,170.10	5	58.1%	142.3%
18/Jan/2008	17,561,865,768.60	9,838,580,262.52	5	59.2%	144.9%
21/Jan/2008	16,468,657,256.90	8,998,774,524.29	9	59.8%	146.4%
22/Jan/2008	16,644,981,210.40	9,228,196,558.06	8	60.9%	149.2%
23/Jan/2008	15,375,448,745.20	8,472,722,072.63	9	61.8%	151.4%
24/Jan/2008	17,385,541,815.10	9,721,826,212.10	6	63.1%	154.4%
28/Jan/2008	18,055,572,838.40	10,083,532,245.28	13	63.6%	155.7%
29/Jan/2008	18,337,691,164.00	10,324,113,930.86	16	64.0%	156.6%
30/Jan/2008	18,619,809,489.60	10,459,391,916.41	8	64.6%	158.2%
31/Jan/2008	18,126,102,419.80	10,297,166,630.57	12	65.2%	159.6%

(1) Considera-se ações em circulação (*Free Float*) àquelas que não estão sujeitas ao acordo de restrição à negociação de ações.
(1) Free Float = capital stock - shares subject to lock-up agreements

[redacted]

Dados para Cálculo dos Indicadores / Data to calculate the indicators						
Data / Date	Preço de Fech. / Closing Price	Total de ações / capital stocks	sobre / over Free Float [1]	Dólar / Dollar	Qtde de Ações / Volume	Qtde Acum. / Volume Acum.
10/26/2007	34.99	705,275,264	288,066,125	1.7752	159,159,600	159,159,600
10/29/2007	32.00	705,275,264	288,066,125	1.7595	23,947,100	183,106,700
10/30/2007	31.15	705,275,264	288,066,125	1.7552	11,895,200	195,001,900
10/31/2007	32.50	705,275,264	288,066,125	1.7440	8,246,600	203,248,500
11/1/2007	32.94	705,275,264	288,066,125	1.7460	7,338,400	210,586,900
11/5/2007	31.80	705,275,264	288,066,125	1.7556	6,257,800	216,844,700
11/6/2007	33.00	705,275,264	288,066,125	1.7325	3,870,100	220,714,800
11/7/2007	34.00	705,275,264	288,066,125	1.7400	5,610,300	226,325,100
11/8/2007	34.00	705,275,264	288,066,125	1.7354	6,257,600	232,582,700
11/9/2007	37.00	705,275,264	288,066,125	1.7490	25,399,800	257,982,500
11/12/2007	36.65	705,275,264	288,066,125	1.7740	5,792,200	263,774,700
11/13/2007	35.80	705,275,264	288,066,125	1.7682	2,606,900	266,381,600
11/14/2007	36.40	705,275,264	288,066,125	1.7378	1,836,000	268,217,600
11/16/2007	35.25	705,275,264	288,066,125	1.7414	3,052,200	271,269,800
11/19/2007	33.40	705,275,264	288,066,125	1.7593	3,042,200	274,312,000
11/21/2007	31.99	705,275,264	288,066,125	1.7866	6,007,300	280,319,300
11/22/2007	32.45	705,275,264	288,066,125	1.7747	1,251,000	281,570,300
11/23/2007	31.90	705,275,264	288,066,125	1.7962	1,187,800	282,758,100
11/26/2007	31.50	705,275,264	288,066,125	1.8110	1,548,400	284,306,500
11/27/2007	30.00	705,275,264	288,066,125	1.8501	4,621,300	288,927,800
11/28/2007	32.30	705,275,264	288,066,125	1.8018	4,241,500	293,169,300
11/29/2007	34.58	705,275,264	288,066,125	1.7905	6,917,000	300,086,300
11/30/2007	33.90	705,275,264	288,066,125	1.7837	6,335,200	306,421,500
12/3/2007	32.50	705,275,264	288,066,125	1.7888	2,510,300	308,931,800
12/4/2007	32.60	705,275,264	288,066,125	1.8233	2,460,800	311,392,600
12/5/2007	34.50	705,275,264	288,066,125	1.7956	4,207,100	315,599,700
12/6/2007	35.20	705,275,264	288,066,125	1.7873	3,782,100	319,381,800
12/7/2007	35.50	705,275,264	288,066,125	1.7616	1,631,400	321,013,200
12/10/2007	35.85	705,275,264	288,066,125	1.7620	1,348,800	322,362,000
12/11/2007	35.60	705,275,264	288,066,125	1.7650	2,358,100	324,720,100
12/12/2007	35.90	705,275,264	288,066,125	1.7624	1,805,800	326,525,900
12/13/2007	35.95	705,275,264	288,066,125	1.7746	2,228,200	328,754,100
12/14/2007	35.55	705,275,264	288,066,125	1.7959	1,973,600	330,727,700
12/17/2007	33.50	705,275,264	288,066,125	1.8123	1,796,900	332,524,600
12/18/2007	33.00	705,275,264	288,066,125	1.8091	2,459,900	334,984,500
12/19/2007	33.25	705,275,264	288,066,125	1.8019	2,802,500	337,787,000
12/20/2007	33.00	705,275,264	288,066,125	1.8032	1,719,100	339,506,100
12/21/2007	34.30	705,275,264	288,066,125	1.7966	1,676,700	341,182,800

12/26/2007	34.20	705,275,264	288,066,125	1.7795	1,800,700	342,983,500
12/27/2007	33.75	705,275,264	288,066,125	1.7671	1,368,300	344,351,800
12/28/2007	34.30	705,275,264	288,066,125	1.7713	1,549,000	345,900,800
1/2/2008	33.35	705,275,264	288,066,125	1.7722	2,541,500	348,442,300
1/3/2008	33.00	705,275,264	288,066,125	1.7569	1,067,400	349,509,700
1/4/2008	30.30	705,275,264	288,066,125	1.7574	6,891,400	356,401,100
1/7/2008	28.73	705,275,264	288,066,125	1.7675	8,375,200	364,776,300
1/8/2008	29.95	705,275,264	288,066,125	1.7554	2,844,200	367,620,500
1/9/2008	29.40	705,275,264	288,066,125	1.7691	2,602,400	370,222,900
1/10/2008	28.00	705,275,264	288,066,125	1.7628	2,719,900	372,942,800
1/11/2008	28.45	705,275,264	288,066,125	1.7536	5,043,500	377,986,300
1/14/2008	27.00	705,275,264	288,066,125	1.7414	3,701,800	381,688,100
1/15/2008	24.51	705,275,264	288,066,125	1.7450	8,015,200	389,703,300
1/16/2008	25.01	705,275,264	288,066,125	1.7630	11,826,300	401,529,600
1/17/2008	25.89	705,295,814	288,086,675	1.7687	8,439,300	409,968,900
1/18/2008	24.90	705,295,814	288,086,675	1.7850	7,439,200	417,408,100
1/21/2008	23.35	705,295,814	288,086,675	1.8301	4,229,400	421,637,500
1/22/2008	23.60	705,295,814	288,086,675	1.8041	8,145,000	429,782,500
1/23/2008	21.80	705,295,814	288,086,675	1.8147	6,355,900	436,138,400
1/24/2008	24.65	705,295,814	288,086,675	1.7883	8,678,200	444,816,600
1/28/2008	25.60	705,295,814	288,086,675	1.7906	3,611,000	448,427,600
1/29/2008	26.00	705,295,814	288,086,675	1.7762	2,730,400	451,158,000
1/30/2008	26.40	705,295,814	288,086,675	1.7802	4,703,700	455,861,700
1/31/2008	25.70	705,295,814	288,086,675	1.7603	4,049,100	459,910,800

(1) Considera-se ações em circulação (*Free Float*) àquelas que não estão sujeitas ao acordo de restrição à negociação de ações.
(1) Free Float = capital stock - shares subject to lock-up agreements

INDICADORES / INDICATORS

Bovespa Holding S.A. - BOVH3

voltar / back

Data / Date	Valor de Mercado / Market Cap R$	Valor de Mercado / Market Cap US$	Ranking de Negociação / Ranking of Trading	*Turnover Velocity Acum.* sobre total de ações / over capital stock	*Turnover Velocity Acum.* sobre / over Free Float [1]
26/Oct/2007	24,677,581,487.36	13,901,296,466.52	1	22.6%	55.3%
29/Oct/2007	22,568,808,448.00	12,826,830,604.15	3	26.0%	63.6%
30/Oct/2007	21,969,324,473.60	12,516,707,197.81	3	27.6%	67.7%
31/Oct/2007	22,921,446,080.00	13,143,031,009.17	3	28.8%	70.6%
01/Nov/2007	23,231,767,196.16	13,305,708,588.87	3	29.9%	73.1%
05/Nov/2007	22,427,753,395.20	12,774,979,149.69	5	30.7%	75.3%
06/Nov/2007	23,274,083,712.00	13,433,814,552.38	13	31.3%	76.6%
07/Nov/2007	23,979,358,976.00	13,781,240,790.80	4	32.1%	78.6%
08/Nov/2007	23,979,358,976.00	13,817,770,528.98	5	33.0%	80.7%
09/Nov/2007	26,095,184,768.00	14,920,059,901.66	2	36.6%	89.6%
12/Nov/2007	25,848,338,425.60	14,570,653,002.03	3	37.4%	91.6%
13/Nov/2007	25,248,854,451.20	14,279,410,955.32	15	37.8%	92.5%
14/Nov/2007	25,672,019,609.60	14,772,712,400.51	23	38.0%	93.1%
16/Nov/2007	24,860,953,056.00	14,276,417,282.65	9	38.5%	94.2%
19/Nov/2007	23,556,193,817.60	13,389,526,412.55	10	38.9%	95.2%
21/Nov/2007	22,561,755,695.36	12,628,319,542.91	5	39.7%	97.3%
22/Nov/2007	22,886,182,316.80	12,895,803,412.86	13	39.9%	97.7%
23/Nov/2007	22,498,280,921.60	12,525,487,652.60	16	40.1%	98.2%
26/Nov/2007	22,216,170,816.00	12,267,349,981.23	21	40.3%	98.7%
27/Nov/2007	21,158,257,920.00	11,436,277,995.78	6	41.0%	100.3%
28/Nov/2007	22,780,391,027.20	12,643,129,663.23	10	41.6%	101.8%
29/Nov/2007	24,388,418,629.12	13,621,010,125.17	3	42.5%	104.2%
30/Nov/2007	23,908,831,449.60	13,404,065,397.54	7	43.4%	106.4%
03/Dec/2007	22,921,446,080.00	12,813,867,441.86	13	43.8%	107.2%
04/Dec/2007	22,991,973,606.40	12,610,088,085.56	13	44.2%	108.1%
05/Dec/2007	24,331,996,608.00	13,550,900,316.33	11	44.7%	109.6%
06/Dec/2007	24,825,689,292.80	13,890,051,638.11	10	45.3%	110.9%
07/Dec/2007	25,037,271,872.00	14,212,801,925.52	23	45.5%	111.4%
10/Dec/2007	25,284,118,214.40	14,349,669,815.21	28	45.7%	111.9%
11/Dec/2007	25,107,799,398.40	14,225,382,095.41	19	46.0%	112.7%
12/Dec/2007	25,319,381,977.60	14,366,421,911.94	24	46.3%	113.4%
13/Dec/2007	25,354,645,740.80	14,287,527,184.04	19	46.6%	114.1%
14/Dec/2007	25,072,535,635.20	13,960,986,488.78	17	46.9%	114.8%
17/Dec/2007	23,626,721,344.00	13,036,871,016.94	19	47.1%	115.4%
18/Dec/2007	23,274,083,712.00	12,865,006,750.32	14	47.5%	116.3%
19/Dec/2007	23,450,402,528.00	13,014,264,125.65	12	47.9%	117.3%
20/Dec/2007	23,274,083,712.00	12,907,100,550.13	20	48.1%	117.9%
21/Dec/2007	24,190,941,555.20	13,464,845,572.30	21	48.4%	118.4%

Mês / Month	Volume Financeiro (R$) / Value traded (R$) Vista / Cash	Fração / Odd lot	Termo / Forward	Opções / Options	Nº de Negócios / # of trades Vista / Cash	Fração / Odd lot	Termo / Forward	Opções / Options
Oct-07	6,493,421,467.00	41,801,166.95	10,319,662.43		80,928	52,860	257	-
Nov-07	3,508,215,624.00	17,178,550.31	16,684,519.55	78,132.00	69,965	18,373	503	258
Dec-07	1,355,678,690.00	7,419,113.14	14,217,049.71	21,161.00	27,709	7,892	203	118
Jan-08	2,979,664,942.00	8,280,311.07	52,827,388.33	12,786.00	78,695	10,468	965	25
Total	14,336,980,723.00	74,679,161.47	94,048,620.02	112,099.00	257,297	89,593	1,928	401

26/Dec/2007	24,120,414,028.80	13,554,601,870.64	12	48.8%	119.1%
27/Dec/2007	23,803,040,160.00	13,470,114,968.03	19	48.8%	119.5%
28/Dec/2007	24,190,941,555.20	13,657,167,930.45	18	49.0%	120.1%
02/Jan/2008	23,520,930,054.40	13,272,164,571.94	10	49.4%	121.0%
03/Jan/2008	23,274,083,712.00	13,247,244,414.59	23	49.6%	121.3%
04/Jan/2008	21,369,840,499.20	12,159,918,344.83	4	50.5%	123.7%
07/Jan/2008	20,262,558,334.72	11,463,965,111.58	3	51.7%	126.6%
08/Jan/2008	21,122,994,156.80	12,033,151,507.80	14	52.1%	127.6%
09/Jan/2008	20,735,092,761.60	11,720,701,351.87	19	52.5%	128.5%
10/Jan/2008	19,747,707,392.00	11,202,466,185.61	20	52.9%	129.5%
11/Jan/2008	20,065,081,260.80	11,442,222,434.31	11	53.6%	131.2%
14/Jan/2008	19,042,432,128.00	10,935,128,131.39	8	54.1%	132.5%
15/Jan/2008	17,286,296,720.64	9,906,187,232.46	4	55.3%	135.3%
16/Jan/2008	17,638,934,352.64	10,005,067,698.60	3	56.9%	139.4%
17/Jan/2008	18,260,108,624.46	10,324,028,170.10	5	58.1%	142.3%
18/Jan/2008	17,561,865,768.60	9,838,580,262.52	5	59.2%	144.9%
21/Jan/2008	16,468,657,256.90	8,998,774,524.29	9	59.8%	146.4%
22/Jan/2008	16,644,981,210.40	9,226,196,558.06	8	60.9%	149.2%
23/Jan/2008	15,375,448,745.20	8,472,722,072.63	9	61.8%	151.4%
24/Jan/2008	17,385,541,815.10	9,721,826,212.10	6	63.1%	154.4%
28/Jan/2008	18,055,572,838.40	10,083,532,245.28	13	63.6%	155.7%
29/Jan/2008	18,337,691,164.00	10,324,113,930.86	16	64.0%	156.6%
30/Jan/2008	18,619,809,489.60	10,459,391,916.41	8	64.6%	158.2%
31/Jan/2008	18,126,102,419.80	10,297,166,630.57	12	65.2%	159.6%

(1) Considera-se ações em circulação (*Free Float*) àquelas que não estão sujeitas ao acordo de restrição à negociação de ações.
(1) Free Float = capital stock - shares subject to lock-up agreements

[redacted]

Dados para Cálculo dos Indicadores / Data to calculate the indicators						
Data / Date	Preço de Fech. / Closing Price	Total de ações / capital stocks	sobre / over Free Float [1]	Dólar / Dollar	Qtde de Ações / Volume	Qtde Acum. / Volume Acum.
10/26/2007	34.99	705,275,264	288,066,125	1.7752	159,159,600	159,159,600
10/29/2007	32.00	705,275,264	288,066,125	1.7595	23,947,100	183,106,700
10/30/2007	31.15	705,275,264	288,066,125	1.7552	11,895,200	195,001,900
10/31/2007	32.50	705,275,264	288,066,125	1.7440	8,246,600	203,248,500
11/1/2007	32.94	705,275,264	288,066,125	1.7460	7,338,400	210,586,900
11/5/2007	31.80	705,275,264	288,066,125	1.7556	6,257,800	216,844,700
11/6/2007	33.00	705,275,264	288,066,125	1.7325	3,870,100	220,714,800
11/7/2007	34.00	705,275,264	288,066,125	1.7400	5,610,300	226,325,100
11/8/2007	34.00	705,275,264	288,066,125	1.7354	6,257,600	232,582,700
11/9/2007	37.00	705,275,264	288,066,125	1.7490	25,399,800	257,982,500
11/12/2007	36.65	705,275,264	288,066,125	1.7740	5,792,200	263,774,700
11/13/2007	35.80	705,275,264	288,066,125	1.7682	2,606,900	266,381,600
11/14/2007	36.40	705,275,264	288,066,125	1.7378	1,836,000	268,217,600
11/16/2007	35.25	705,275,264	288,066,125	1.7414	3,052,200	271,269,800
11/19/2007	33.40	705,275,264	288,066,125	1.7593	3,042,200	274,312,000
11/21/2007	31.99	705,275,264	288,066,125	1.7866	6,007,300	280,319,300
11/22/2007	32.45	705,275,264	288,066,125	1.7747	1,251,000	281,570,300
11/23/2007	31.90	705,275,264	288,066,125	1.7962	1,187,800	282,758,100
11/26/2007	31.50	705,275,264	288,066,125	1.8110	1,548,400	284,306,500
11/27/2007	30.00	705,275,264	288,066,125	1.8501	4,621,300	288,927,800
11/28/2007	32.30	705,275,264	288,066,125	1.8018	4,241,500	293,169,300
11/29/2007	34.58	705,275,264	288,066,125	1.7905	6,917,000	300,086,300
11/30/2007	33.90	705,275,264	288,066,125	1.7837	6,335,200	306,421,500
12/3/2007	32.50	705,275,264	288,066,125	1.7888	2,510,300	308,931,800
12/4/2007	32.60	705,275,264	288,066,125	1.8233	2,460,800	311,392,600
12/5/2007	34.50	705,275,264	288,066,125	1.7956	4,207,100	315,599,700
12/6/2007	35.20	705,275,264	288,066,125	1.7873	3,782,100	319,381,800
12/7/2007	35.50	705,275,264	288,066,125	1.7616	1,631,400	321,013,200
12/10/2007	35.85	705,275,264	288,066,125	1.7620	1,348,800	322,362,000
12/11/2007	35.60	705,275,264	288,066,125	1.7650	2,358,100	324,720,100
12/12/2007	35.90	705,275,264	288,066,125	1.7624	1,805,800	326,525,900
12/13/2007	35.95	705,275,264	288,066,125	1.7746	2,228,200	328,754,100
12/14/2007	35.55	705,275,264	288,066,125	1.7959	1,973,600	330,727,700
12/17/2007	33.50	705,275,264	288,066,125	1.8123	1,796,900	332,524,600
12/18/2007	33.00	705,275,264	288,066,125	1.8091	2,459,900	334,984,500
12/19/2007	33.25	705,275,264	288,066,125	1.8019	2,802,500	337,787,000
12/20/2007	33.00	705,275,264	288,066,125	1.8032	1,719,100	339,506,100
12/21/2007	34.30	705,275,264	288,066,125	1.7966	1,676,700	341,182,800

12/26/2007	34.20	705,275,264	288,066,125	1.7795	1,800,700	342,983,500
12/27/2007	33.75	705,275,264	288,066,125	1.7671	1,368,300	344,351,800
12/28/2007	34.30	705,275,264	288,066,125	1.7713	1,549,000	345,900,800
1/2/2008	33.35	705,275,264	288,066,125	1.7722	2,541,500	348,442,300
1/3/2008	33.00	705,275,264	288,066,125	1.7569	1,067,400	349,509,700
1/4/2008	30.30	705,275,264	288,066,125	1.7574	6,891,400	356,401,100
1/7/2008	28.73	705,275,264	288,066,125	1.7675	8,375,200	364,776,300
1/8/2008	29.95	705,275,264	288,066,125	1.7554	2,844,200	367,620,500
1/9/2008	29.40	705,275,264	288,066,125	1.7691	2,602,400	370,222,900
1/10/2008	28.00	705,275,264	288,066,125	1.7628	2,719,900	372,942,800
1/11/2008	28.45	705,275,264	288,066,125	1.7536	5,043,500	377,986,300
1/14/2008	27.00	705,275,264	288,066,125	1.7414	3,701,800	381,688,100
1/15/2008	24.51	705,275,264	288,066,125	1.7450	8,015,200	389,703,300
1/16/2008	25.01	705,275,264	288,066,125	1.7630	11,826,300	401,529,600
1/17/2008	25.89	705,295,814	288,086,675	1.7687	8,439,300	409,968,900
1/18/2008	24.90	705,295,814	288,086,675	1.7850	7,439,200	417,408,100
1/21/2008	23.35	705,295,814	288,086,675	1.8301	4,229,400	421,637,500
1/22/2008	23.60	705,295,814	288,086,675	1.8041	8,145,000	429,782,500
1/23/2008	21.80	705,295,814	288,086,675	1.8147	6,355,900	436,138,400
1/24/2008	24.65	705,295,814	288,086,675	1.7883	8,678,200	444,816,600
1/28/2008	25.60	705,295,814	288,086,675	1.7906	3,611,000	448,427,600
1/29/2008	26.00	705,295,814	288,086,675	1.7762	2,730,400	451,158,000
1/30/2008	26.40	705,295,814	288,086,675	1.7802	4,703,700	455,861,700
1/31/2008	25.70	705,295,814	288,086,675	1.7603	4,049,100	459,910,800

(1) Considera-se ações em circulação (*Free Float*) àquelas que não estão sujeitas ao acordo de restrição à negociação de ações.
(1) Free Float = capital stock - shares subject to lock-up agreements

NEGOCIAÇÃO / TRADING

Vol.Financeiro / Value Traded voltar / back

1 - RENDA VARIÁVEL / EQUITY INCOME

	Jan-06	Feb-06	Mar-06	Apr-06	May-06	Jun-06	Jul-06	Aug-06
1.1 - Mercado à Vista / Cash market	43,054,795,864.32	45,155,120,871.54	46,478,659,016.15	42,440,703,552.51	61,183,805,118.50	44,215,693,661.87	33,517,397,132.67	45,909,935,465.10
1.2 - Mercado a Termo / Forward market	1,339,624,894.46	1,339,867,963.17	1,641,127,452.50	1,369,696,168.30	1,853,528,778.65	1,446,965,542.95	1,470,961,295.32	2,142,361,125.03
1.3 - Mercado de opções / Options market	1,891,151,435.10	1,644,708,826.60	1,879,817,844.85	1,515,974,682.40	1,894,208,100.92	1,337,955,421.20	1,715,923,664.20	2,106,901,897.50
1.4 - Mercado Futuro / Future on single stock	7,882.00	8,350.00	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL RENDA VARIÁVEL / TOTAL EQUITY INCOME (1.1 + 1.2 + 1.3 + 1.4)	46,285,580,075.88	48,139,706,011.31	49,999,604,313.50	45,326,374,403.21	64,931,541,998.07	47,000,614,626.02	36,704,282,092.19	50,159,198,487.63
2 - RENDA FIXA / FIXED INCOME								
TOTAL RENDA FIXA / TOTAL FIXED INCOME (2.1 + 2.2 + 2.3)	17,978,283.58	152,649,750.14	268,868,669.43	140,684,870.75	205,805,313.97	94,331,153.72	231,154,479.24	104,271,447.29
TOTAL BOVESPA (1 + 2)	46,303,558,359.46	48,292,355,761.45	50,268,472,982.93	45,467,059,273.96	65,137,347,312.04	47,094,945,779.74	36,935,436,571.43	50,263,469,934.92

NEGOCIAÇÃO / TRADING

Vol.Financeiro / Value Traded

voltar / back

	Sep-06	Oct-06	Nov-06	Dec-06	Jan-07	Feb-07	Mar-07	Apr-07	May-07
1 - RENDA VARIÁVEL / EQUITY INCOME									
1.1 - Mercado à Vista / Cash market	37,974,929,255.22	48,488,950,151.05	49,744,119,612.41	55,642,328,699.57	59,575,172,225.96	70,402,951,811.31	71,278,421,008.94	79,129,289,075.97	81,005,453,816.99
1.2 - Mercado a Termo / Forward market	1,784,351,143.35	1,754,939,554.75	1,913,430,788.41	1,986,722,545.43	2,368,947,626.60	2,264,539,434.29	2,599,055,977.58	2,187,960,211.88	2,866,171,649.62
1.3 - Mercado de opções / Options market	1,757,098,968.00	2,494,031,804.40	2,640,891,451.71	2,481,358,945.05	2,866,674,498.30	2,306,633,027.50	2,914,606,857.50	3,169,693,066.10	3,369,150,521.60
1.4 - Mercado Futuro / Future on single stock	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL RENDA VARIÁVEL / TOTAL EQUITY INCOME (1.1 + 1.2 + 1.3 + 1.4)	41,516,379,366.57	52,737,921,510.20	54,298,441,852.53	60,110,410,190.05	64,810,794,350.86	74,974,124,273.10	76,792,083,844.02	84,486,942,353.95	87,240,775,988.21
2 - RENDA FIXA / FIXED INCOME									
TOTAL RENDA FIXA / TOTAL FIXED INCOME (2.1 + 2.2 + 2.3)	258,544,004.56	154,797,797.64	21,071,583.45	20,200,260.50	58,124,812.68	15,815,122.03	62,899,304.67	127,222,921.31	85,455,700.12
TOTAL BOVESPA (1 + 2)	41,774,923,371.13	52,892,719,307.84	54,319,513,435.98	60,130,610,450.55	64,868,919,163.54	74,989,939,395.13	76,854,983,148.69	84,614,165,275.26	87,326,231,688.33

NEGOCIAÇÃO / TRADING

Vol.Financeiro / Value Traded   voltar / back

1 - RENDA VARIÁVEL / EQUITY INCOME

	Jun-07	Jul-07	Aug-07	Sep-07	Oct-07	Nov-07	Dec-07	Jan-08
1.1 - Mercado à Vista / Cash market	98,523,401,099.75	93,785,895,054.28	115,865,065,059.80	82,858,046,642.49	139,043,995,865.65	118,984,529,683.58	105,650,892,537.99	117,824,896,860.17
1.2 - Mercado a Termo / Forward market	2,870,539,051.83	3,321,046,890.94	3,982,708,246.58	2,625,451,580.59	3,428,154,591.18	5,344,460,876.64	4,389,122,688.66	5,250,151,657.71
1.3 - Mercado de opções / Options market	3,738,647,408.10	4,059,570,208.60	3,837,674,895.30	4,401,395,578.60	5,896,033,012.95	4,312,760,901.60	3,151,500,662.44	2,935,928,054.98
1.4 - Mercado Futuro / Future on single stock	0.00	0.00	0.00	0.00	0.00	0.00	0.00	
TOTAL RENDA VARIÁVEL / TOTAL EQUITY INCOME (1.1 + 1.2 + 1.3 + 1.4)	105,132,587,559.68	101,166,512,153.82	123,685,448,201.68	89,884,893,801.68	148,368,183,469.78	128,641,751,461.82	113,191,515,889.09	126,010,976,572.86
2 - RENDA FIXA / FIXED INCOME								
TOTAL RENDA FIXA / TOTAL FIXED INCOME (2.1 + 2.2 + 2.3)	78,739,645.71	16,008,542.84	35,641,412.55	136,706,490.55	34,107,216.79	117,506,351.79	163,072,559.17	486,717,476.58
TOTAL BOVESPA (1 + 2)	105,211,327,205.39	101,182,520,696.66	123,721,089,614.23	90,021,600,292.23	148,402,290,686.57	128,759,257,813.61	113,354,588,448.26	126,497,694,049.44

NEGOCIAÇÃO / TRADING

Nº de Negócios / # of Trades   voltar / back

	Jan-06	Feb-06	Mar-06	Apr-06	May-06	Jun-06	Jul-06	Aug-06	Sep-06	Oct-06	Nov-06	Dec-06	Jan-07	Feb-07
1 - RENDA VARIÁVEL / EQUITY INCOME														
1.1 - Mercado à Vista / Cash market	1,063,596	1,058,709	1,253,206	1,026,416	1,545,152	1,234,372	1,068,254	1,301,964	1,123,819	1,321,039	1,336,650	1,355,257	1,652,537	1,730,011
1.2 - Mercado a Termo / Forward market	20,513	18,975	23,196	19,304	26,957	20,409	20,273	27,576	25,091	24,775	28,016	23,736	31,033	31,150
1.3 - Mercado de opções / Options market	547,155	525,860	590,040	450,334	576,148	466,859	513,026	601,759	558,579	623,502	609,884	493,118	704,936	560,832
1.4 - Mercado Futuro / Future on single stock	1	1	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL RENDA VARIÁVEL / TOTAL EQUITY INCOME (1.1 + 1.2 + 1.3 + 1.4)	1,631,265	1,603,545	1,866,442	1,496,054	2,148,257	1,721,640	1,601,553	1,931,299	1,707,489	1,969,316	1,972,550	1,872,111	2,388,506	2,321,993
2 - RENDA FIXA / FIXED INCOME														
TOTAL RENDA FIXA / TOTAL FIXED INCOME (2.1 + 2.2 + 2.3)	25	40	55	38	41	27	47	55	34	26	19	41	52	63
TOTAL BOVESPA (1 + 2)	1,631,290	1,603,585	1,866,497	1,496,092	2,148,298	1,721,667	1,601,600	1,931,354	1,707,523	1,969,342	1,972,569	1,872,152	2,388,558	2,322,056

NEGOCIAÇÃO / TRADING

Nº de Negócios / # of Trades voltar / back

1 - RENDA VARIÁVEL / EQUITY INCOME	Mar-07	Apr-07	May-07	Jun-07	Jul-07	Aug-07	Sep-07	Oct-07	Nov-07	Dec-07	Jan-08
1.1 - Mercado à Vista / Cash market	1,899,185	1,816,881	2,089,484	2,107,700	2,537,426	2,845,564	2,147,735	3,165,117	3,012,346	2,817,349	3,486,399
1.2 - Mercado a Termo / Forward market	31,220	23,937	30,907	31,005	39,683	42,564	31,446	44,413	50,309	48,062	57,957
1.3 - Mercado de opções / Options market	779,267	660,116	758,231	683,081	728,614	909,597	823,197	1,089,278	782,462	715,315	833,261
1.4 - Mercado Futuro / Future on single stock	0	0	0	0	0	0	0	0	0	0	0
TOTAL RENDA VARIÁVEL / TOTAL EQUITY INCOME (1.1 + 1.2 + 1.3 + 1.4)	2,709,672	2,500,934	2,878,622	2,821,786	3,305,723	3,797,725	3,002,378	4,298,808	3,845,117	3,580,726	4,377,617
2 - RENDA FIXA / FIXED INCOME											
TOTAL RENDA FIXA / TOTAL FIXED INCOME (2.1 + 2.2 + 2.3)	82	99	89	83	72	230	281	181	189	184	236
TOTAL BOVESPA (1 + 2)	2,709,754	2,501,033	2,878,711	2,821,869	3,305,795	3,797,955	3,002,659	4,298,989	3,845,306	3,580,910	4,377,853

NEGOCIAÇÃO / TRADING

Concentração de Mercado / Market's Concentration

voltar / back

Empresa / Company	A maior / TOP 1	5 maiores / TOP 5	10 maiores / TOP 10	20 maiores / TOP 20	30 maiores / TOP 30	40 maiores / TOP 40	50 maiores / TOP 50	60 maiores / TOP 60	70 maiores / TOP 70	80 maiores / TOP 80	90 maiores / TOP 90	100 maiores / TOP 100
Jan-02	16.41	39.38	56.30	76.16	85.00	90.19	93.46	95.72	97.09	98.03	98.65	99.07
Feb-02	16.65	41.48	57.99	77.95	87.10	91.83	94.76	96.63	97.74	98.53	98.99	99.26
Mar-02	15.76	42.14	58.04	77.83	86.63	91.57	94.76	96.63	97.87	98.65	99.10	99.38
Apr-02	14.72	40.19	55.60	75.85	85.34	91.12	94.59	96.52	97.73	98.41	98.86	99.18
May-02	17.56	40.53	56.28	77.66	87.27	92.38	95.10	96.76	97.84	98.55	99.00	99.27
Jun-02	16.25	42.55	58.41	77.51	86.59	92.20	95.36	96.96	97.94	98.66	99.05	99.28
Jul-02	14.01	44.15	60.13	77.97	86.71	92.08	94.93	96.58	97.63	98.39	98.90	99.23
Aug-02	13.78	40.64	56.30	74.85	84.85	91.26	94.81	96.56	97.81	98.53	98.99	99.28
Sep-02	15.49	46.82	63.42	80.37	88.52	93.52	95.74	97.15	98.14	98.79	99.16	99.42
Oct-02	15.99	45.34	61.74	79.84	87.78	92.69	95.36	96.91	98.01	98.70	99.08	99.36
Nov-02	16.22	38.77	55.48	76.32	85.79	91.57	94.24	96.09	97.25	98.03	98.65	99.04
Dec-02	15.55	39.72	55.77	76.10	85.21	90.86	94.50	96.43	97.60	98.36	98.82	99.13
Jan-03	15.59	42.99	58.58	77.36	86.21	91.87	94.92	96.73	97.84	98.55	99.07	99.40
Feb-03	15.76	40.32	56.76	77.07	85.76	91.44	94.81	96.48	97.66	98.51	98.98	99.27
Mar-03	17.49	41.16	56.03	76.51	86.13	91.15	94.27	96.26	97.56	98.41	98.89	99.31
Apr-03	17.44	40.37	56.86	77.34	87.15	91.87	94.75	96.77	97.90	98.65	99.13	99.38
May-03	22.18	46.81	61.70	78.96	87.46	92.00	95.00	96.69	97.86	98.59	99.06	99.32
Jun-03	19.73	43.02	58.37	76.97	86.33	91.33	94.60	96.54	97.84	98.68	99.14	99.42
Jul-03	18.32	42.72	57.90	76.77	85.52	90.73	94.13	96.36	97.61	98.42	98.88	99.22
Aug-03	19.19	41.66	56.85	76.11	85.62	90.70	94.09	96.24	97.60	98.45	98.91	99.26
Sep-03	18.18	38.94	53.60	73.04	83.17	88.69	92.42	95.11	96.79	97.86	98.52	98.97
Oct-03	18.17	38.60	52.97	72.33	82.41	88.57	92.45	94.89	96.78	98.02	98.65	99.04
Nov-03	15.13	35.74	50.38	70.26	81.27	87.73	92.21	94.79	96.66	97.76	98.51	98.99
Dec-03	12.97	36.62	49.83	69.89	80.60	87.06	91.58	94.51	96.60	97.76	98.51	98.90
Jan-04	14.04	35.19	49.55	70.28	81.22	87.85	92.21	94.60	96.22	97.41	98.28	98.83
Feb-04	14.66	38.23	53.24	73.41	84.60	90.76	94.65	96.78	97.94	98.68	99.08	99.34
Mar-04	14.15	39.72	54.30	72.39	82.68	89.50	93.36	95.54	97.11	98.04	98.69	99.10

Empresa / Company	A maior / TOP 1	5 maiores / TOP 5	10 maiores / TOP 10	20 maiores / TOP 20	30 maiores / TOP 30	40 maiores / TOP 40	50 maiores / TOP 50	60 maiores / TOP 60	70 maiores / TOP 70	80 maiores / TOP 80	90 maiores / TOP 90	100 maiores / TOP 100
Apr-04	13.92	36.17	52.69	71.82	82.17	88.93	93.23	95.71	97.21	98.22	98.82	99.20
May-04	14.24	38.88	54.56	72.44	83.02	89.63	93.93	96.35	97.83	98.54	98.97	99.27
Jun-04	13.80	39.33	55.16	72.82	82.36	89.12	93.45	96.03	97.35	98.17	98.72	99.05
Jul-04	15.09	38.42	52.88	70.93	80.71	87.46	92.30	95.08	96.84	97.88	98.52	98.97
Aug-04	11.31	34.09	50.16	68.47	78.33	85.80	90.77	94.36	96.58	97.75	98.44	98.88
Sep-04	14.64	36.76	51.55	68.31	77.76	84.37	89.14	93.20	95.63	97.27	98.05	98.58
Oct-04	10.82	34.71	50.05	69.60	79.18	86.10	90.86	94.13	96.38	97.64	98.39	98.89
Nov-04	12.12	33.84	48.30	66.28	77.03	83.75	88.93	92.98	95.64	97.07	98.06	98.76
Dec-04	9.30	30.66	48.00	66.19	76.92	83.73	88.46	92.02	94.76	96.58	97.77	98.53
Jan-05	11.59	36.91	52.93	69.68	79.88	86.28	90.41	93.45	95.68	97.26	98.29	98.88
Feb-05	11.87	37.21	55.69	72.40	81.75	87.57	91.38	94.37	96.49	97.74	98.46	98.95
Mar-05	9.62	36.30	54.54	71.89	81.34	87.60	91.72	94.24	96.09	97.34	98.08	98.60
Apr-05	9.13	36.02	54.94	73.49	82.64	88.66	93.03	95.52	97.16	98.27	98.89	99.25
May-05	8.94	37.71	53.49	70.34	79.34	86.18	90.81	93.76	95.86	97.31	98.24	98.85
Jun-05	10.10	37.47	52.85	70.79	80.34	86.78	91.21	94.31	96.51	97.87	98.60	99.05
Jul-05	10.33	38.91	53.43	70.49	79.72	86.05	90.53	93.82	96.23	97.82	98.62	99.09
Aug-05	10.86	36.49	54.51	73.32	81.41	87.10	91.27	94.21	96.25	97.70	98.55	99.02
Sep-05	10.62	35.03	51.26	70.30	79.46	85.78	89.91	92.91	95.15	96.73	97.89	98.66
Oct-05	11.27	35.56	50.96	69.07	79.38	86.16	90.70	93.77	95.83	97.25	98.22	98.81
Nov-05	10.95	35.19	51.16	69.59	78.75	84.67	89.31	92.73	95.00	96.67	97.79	98.59
Dec-05	9.23	31.17	44.69	62.28	73.22	80.42	85.93	90.15	93.21	95.42	97.10	98.21
Jan-06	11.93	31.88	46.40	64.48	74.12	81.37	86.86	90.73	93.69	95.97	97.46	98.33
Feb-06	13.77	34.49	49.41	66.22	76.42	83.49	87.99	91.49	94.05	96.04	97.59	98.52
Mar-06	14.09	35.81	48.87	65.89	75.43	82.33	87.48	91.22	93.83	95.95	97.44	98.36
Apr-06	11.78	32.84	46.61	64.43	75.02	82.07	87.02	90.56	93.27	95.34	96.88	97.97
May-06	13.01	36.07	50.60	66.91	76.25	82.77	87.76	91.48	94.12	95.95	97.46	98.43
Jun-06	14.78	39.42	52.19	68.63	78.33	84.37	89.01	92.29	94.74	96.43	97.75	98.64
Jul-06	14.88	35.41	48.08	65.42	76.46	83.35	88.61	92.07	94.58	96.33	97.72	98.66
Aug-06	12.64	33.43	46.09	64.09	75.48	82.52	88.18	91.93	94.41	96.10	97.42	98.39
Sep-06	17.89	36.36	48.68	65.50	76.21	83.43	89.02	92.83	95.29	96.73	97.76	98.53
Oct-06	14.99	34.12	46.56	62.97	73.94	81.49	88.95	90.86	93.51	95.62	97.05	98.12

Empresa / Company	A maior / TOP 1	5 maiores / TOP 5	10 maiores / TOP 10	20 maiores / TOP 20	30 maiores / TOP 30	40 maiores / TOP 40	50 maiores / TOP 50	60 maiores / TOP 60	70 maiores / TOP 70	80 maiores / TOP 80	90 maiores / TOP 90	100 maiores / TOP 100
Nov-06	14.08	33.66	44.64	60.36	71.40	79.06	84.64	88.75	91.69	94.11	95.86	97.28
Jan-07	16.37	37.40	48.55	64.34	74.15	80.56	85.29	88.92	91.70	93.85	95.62	96.87
Feb-07	12.82	37.33	49.00	63.40	72.23	79.64	85.00	88.97	91.74	93.97	95.71	96.88
Mar-07	13.89	38.38	49.40	64.11	73.82	80.69	85.64	89.29	92.16	94.12	95.78	96.96
Apr-07	12.24	36.62	47.49	61.09	70.60	77.53	82.66	86.71	89.72	92.15	94.05	95.42
May-07	12.61	34.08	45.19	60.13	69.94	76.78	82.15	86.05	88.83	91.13	92.99	94.53
Jun-07	12.47	31.36	42.35	55.51	63.86	70.82	76.55	80.61	83.10	85.24	87.07	88.58
Jul-07	11.09	31.96	43.09	57.66	65.97	72.29	77.90	82.23	85.44	88.15	90.22	92.03
Aug-07	12.34	34.49	47.28	61.62	69.48	75.26	79.98	83.78	86.74	89.04	90.90	92.44
Sep-07	14.11	36.02	47.63	62.14	71.05	77.22	82.41	86.13	88.60	90.54	92.13	93.51
Oct-07	13.50	39.34	51.91	65.36	72.86	78.45	83.14	86.49	88.76	90.61	92.15	93.49
Nov-07	19.86	41.24	53.34	67.28	74.78	80.13	84.37	87.81	90.14	91.78	93.16	94.31
Dec-07	16.98	37.56	50.42	65.60	74.64	79.91	83.88	87.23	90.04	91.79	93.14	94.35
Jan-08	17.46	38.83	51.85	67.50	75.13	80.58	84.79	88.14	90.60	92.26	93.63	94.76

NEGOCIAÇÃO / TRADING

Part. Investidores no Vol. Finan. Total / Investor´s Participation in Total Value voltar / back

Mensal / Monthly	Pes. Físicas / Individuals	Institucionais / Institutional Investors	Estrangeiro / Foreign Investors	Empresas / Private and Public Companies	Inst. Financ./ Financial Institutions	Outros / Others
Jan-04	29.4%	28.3%	27.0%	2.9%	12.1%	0.4%
Feb-04	24.7%	28.1%	28.6%	3.0%	15.2%	0.4%
Mar-04	29.2%	28.0%	27.3%	3.5%	11.8%	0.2%
Apr-04	26.9%	28.1%	28.6%	2.4%	13.8%	0.2%
May-04	27.6%	25.5%	31.9%	2.3%	12.5%	0.2%
Jun-04	27.1%	25.9%	27.2%	2.7%	16.8%	0.2%
Jul-04	30.1%	27.0%	25.7%	2.7%	14.2%	0.3%
Aug-04	27.9%	30.6%	24.5%	1.9%	14.8%	0.2%
Sep-04	29.0%	28.9%	24.6%	4.1%	13.3%	0.2%
Oct-04	25.0%	27.5%	27.6%	4.2%	14.4%	1.3%
Nov-04	28.9%	27.7%	28.4%	2.3%	12.6%	0.2%
Dec-04	24.5%	29.6%	27.0%	3.9%	14.5%	0.4%
Jan-05	26.1%	28.5%	32.8%	1.4%	10.9%	0.3%
Feb-05	23.6%	30.1%	32.1%	1.7%	12.3%	0.1%
Mar-05	26.4%	24.4%	32.2%	7.0%	9.8%	0.1%
Apr-05	24.3%	28.2%	31.9%	1.6%	13.9%	0.1%
May-05	26.2%	28.1%	31.5%	2.1%	11.4%	0.7%

Mensal / Monthly	Pes. Físicas / Individuals	Institucionais / Institutional Investors	Estrangeiro / Foreign Investors	Empresas / Private and Public Companies	Inst. Financ./ Financial Institutions	Outros / Others
Jun-05	25.2%	27.2%	31.0%	2.1%	14.3%	0.2%
Jul-05	25.1%	27.0%	34.7%	2.0%	11.1%	0.1%
Aug-05	25.7%	26.7%	33.3%	1.8%	12.5%	0.1%
Sep-05	28.2%	26.6%	33.7%	1.5%	9.9%	0.2%
Oct-05	25.7%	29.2%	32.2%	1.2%	11.5%	0.2%
Nov-05	25.2%	26.9%	35.1%	1.7%	11.0%	0.1%
Dec-05	23.0%	27.9%	33.2%	2.2%	12.6%	1.2%
Jan-06	25.4%	27.9%	35.1%	2.1%	9.2%	0.2%
Feb-06	23.4%	26.2%	36.2%	1.4%	12.8%	0.2%
Mar-06	25.7%	24.9%	37.8%	1.6%	10.1%	0.1%
Apr-06	23.8%	26.8%	35.6%	1.5%	12.2%	0.2%
May-06	23.1%	25.5%	40.7%	1.4%	9.2%	0.1%
Jun-06	22.9%	26.0%	37.6%	4.4%	9.1%	0.2%
Jul-06	27.7%	27.3%	32.6%	3.0%	9.3%	0.1%
Aug-06	25.0%	28.8%	33.8%	1.6%	10.6%	0.2%
Sep-06	25.2%	28.8%	34.4%	2.1%	9.4%	0.1%
Oct-06	24.1%	29.7%	33.3%	2.0%	10.9%	0.0%
Nov-06	25.9%	28.0%	33.3%	3.4%	9.3%	0.1%
Dec-06	23.9%	27.4%	34.1%	2.0%	12.6%	0.1%
Jan-07	26.1%	28.4%	33.0%	3.1%	9.4%	0.1%

Mensal / Monthly	Pes. Físicas / Individuals	Institucionais / Institutional Investors	Estrangeiro / Foreign Investors	Empresas / Private and Public Companies	Inst. Financ./ Financial Institutions	Outros / Others
Feb-07	22.1%	26.4%	36.4%	1.5%	13.4%	0.1%
Mar-07	25.0%	28.9%	34.5%	1.3%	10.2%	0.2%
Apr-07	21.5%	30.2%	33.1%	1.5%	13.8%	0.1%
May-07	24.4%	30.5%	34.1%	1.3%	9.5%	0.1%
Jun-07	20.0%	26.9%	35.6%	5.5%	11.9%	0.1%
Jul-07	23.4%	29.0%	35.5%	2.1%	9.5%	0.5%
Aug-07	22.5%	31.6%	33.1%	1.2%	11.5%	0.1%
Sep-07	24.3%	32.7%	34.0%	1.7%	7.2%	0.1%
Oct-07	22.9%	29.5%	34.2%	2.6%	10.6%	0.2%
Nov-07	23.9%	30.3%	35.3%	1.8%	8.4%	0.2%
Dec-07	21.7%	31.2%	35.2%	2.0%	9.8%	0.1%
Jan-08	23.8%	30.1%	35.2%	1.8%	8.9%	0.1%

[redacted]

Anual / Annual	Pes. Fisicas / Individuals	Institucionais / Institutional Investors	Estrangeiro / Foreign Investors	Empresas / Private and Public Companies	Inst. Financ./ Financial Institutions	Outros / Others
1994	9.7%	16.4%	21,4%	6,9%	45,5%	0,2%
1995	11.3%	15.8%	26,4%	5,0%	41,3%	0,2%
1996	9.9%	13.0%	28,6%	3,2%	45,1%	0,2%
1997	10.4%	19.0%	25,9%	4,3%	40,1%	0,4%
1998	12.3%	17.6%	25.1%	7.2%	37.0%	0.7%
1999	15.9%	15.6%	22.3%	6.1%	39.1%	1.0%
2000	20.2%	15.8%	22.0%	4.2%	36.7%	1.1%
2001	21.7%	16.0%	25.1%	3.0%	34.0%	0.2%
2002	21.9%	16.5%	26.0%	3.3%	32.1%	0.2%
2003	26.2%	27.6%	24.1%	3.7%	18.0%	0.4%
2004	27.5%	28.1%	27.3%	3.0%	13.8%	0.4%
2005	25.4%	27.5%	32.8%	2.3%	11.7%	0.3%
2006	24.6%	27.2%	35.5%	2.2%	10.4%	0.1%
2007	23.0%	29.8%	34.5%	2.2%	10.4%	0.2%

Nota: Considerada a soma do volume financeiro de compra e venda.

Note : Considered the value traded of buyers and sellers.

NEGOCIAÇÃO / TRADING

Valor de Mercado de Bolsa / Market Value voltar / back

	Stock Exchange		
	R$ em bilhões / R$ billions	US$ em bilhões / US$ billions	Nº de Empresas / # of Companies
02/Jan/06	1,128.76	482.99	343
03/Jan/06	1,154.58	492.15	343
04/Jan/06	1,172.85	508.47	342
05/Jan/06	1,164.76	510.30	340
06/Jan/06	1,183.87	517.65	340
09/Jan/06	1,183.09	522.75	340
10/Jan/06	1,178.92	520.77	340
11/Jan/06	1,204.12	530.94	339
12/Jan/06	1,206.79	530.95	339
13/Jan/06	1,211.13	532.43	339
16/Jan/06	1,230.91	540.77	339
17/Jan/06	1,218.52	531.55	339
18/Jan/06	1,210.80	520.19	339
19/Jan/06	1,244.63	535.90	339
20/Jan/06	1,239.88	544.86	339
23/Jan/06	1,238.15	547.64	339
24/Jan/06	1,256.60	559.98	339
26/Jan/06	1,273.09	568.80	339
27/Jan/06	1,274.88	575.52	339
30/Jan/06	1,286.33	581.63	339
31/Jan/06	1,292.04	583.05	339
01/Feb/06	1,294.63	582.72	339
02/Feb/06	1,267.87	570.85	339
03/Feb/06	1,260.15	567.58	339
06/Feb/06	1,265.34	578.39	339
07/Feb/06	1,240.79	567.45	339
08/Feb/06	1,238.75	564.20	341
09/Feb/06	1,249.89	573.92	341
10/Feb/06	1,253.88	581.17	341
13/Feb/06	1,237.02	572.14	341
14/Feb/06	1,243.82	580.27	341
15/Feb/06	1,258.33	588.69	341
16/Feb/06	1,285.87	607.20	341
17/Feb/06	1,291.94	609.81	341
20/Feb/06	1,298.62	613.08	341
21/Feb/06	1,290.66	606.03	341

	Stock Exchange		
	R$ em bilhões / R$ billions	US$ em bilhões / US$ billions	Nº de Empresas / # of Companies
22/Feb/06	1,286.85	598.98	340
23/Feb/06	1,287.69	603.05	340
24/Feb/06	1,298.14	607.89	340
01/Mar/06	1,312.40	619.61	340
02/Mar/06	1,309.53	619.63	341
03/Mar/06	1,315.64	621.90	341
06/Mar/06	1,294.93	609.06	341
07/Mar/06	1,264.42	583.17	340
08/Mar/06	1,255.69	576.59	340
09/Mar/06	1,233.30	570.58	341
10/Mar/06	1,245.09	580.54	341
13/Mar/06	1,250.49	585.74	341
14/Mar/06	1,268.45	596.38	341
15/Mar/06	1,286.34	606.34	341
16/Mar/06	1,289.13	611.92	341
17/Mar/06	1,287.01	607.42	341
20/Mar/06	1,293.89	605.02	341
21/Mar/06	1,276.58	591.26	341
22/Mar/06	1,288.95	598.04	341
23/Mar/06	1,280.05	595.21	341
24/Mar/06	1,284.49	593.90	341
27/Mar/06	1,284.58	589.15	341
28/Mar/06	1,259.83	566.52	341
29/Mar/06	1,279.41	575.58	340
30/Mar/06	1,283.88	584.86	340
31/Mar/06	1,285.34	591.67	336
03/Apr/06	1,307.51	606.96	337
04/Apr/06	1,307.31	613.96	337
05/Apr/06	1,314.25	615.75	337
06/Apr/06	1,319.35	619.44	337
07/Apr/06	1,314.01	613.77	337
10/Apr/06	1,300.23	604.14	337
11/Apr/06	1,284.12	599.50	338
12/Apr/06	1,287.91	603.63	338
13/Apr/06	1,282.91	598.76	338
17/Apr/06	1,298.36	608.33	338
18/Apr/06	1,328.02	623.72	338
19/Apr/06	1,341.16	634.33	338
20/Apr/06	1,343.03	632.43	338
24/Apr/06	1,353.27	638.88	338

	Stock Exchange		
	R$ em bilhões / R$ billions	US$ em bilhões / US$ billions	Nº de Empresas / # of Companies
25/Apr/06	1,357.82	639.49	338
26/Apr/06	1,374.80	647.76	338
27/Apr/06	1,355.20	641.18	339
28/Apr/06	1,368.01	654.80	339
02/May/06	1,388.08	669.99	341
03/May/06	1,392.26	672.40	341
04/May/06	1,383.67	669.51	340
05/May/06	1,404.32	682.14	340
08/May/06	1,415.28	685.33	340
09/May/06	1,452.54	703.68	340
10/May/06	1,449.72	704.23	340
11/May/06	1,429.72	684.70	340
12/May/06	1,413.20	663.26	340
15/May/06	1,384.15	635.69	341
16/May/06	1,385.93	647.54	341
17/May/06	1,354.24	620.47	341
18/May/06	1,336.56	612.18	341
19/May/06	1,331.93	607.35	341
22/May/06	1,296.27	566.48	341
23/May/06	1,288.72	570.20	341
24/May/06	1,274.69	537.59	341
25/May/06	1,315.71	568.34	341
26/May/06	1,347.94	598.55	341
29/May/06	1,335.93	592.01	341
30/May/06	1,297.56	558.45	341
31/May/06	1,299.12	564.71	341
01/Jun/06	1,327.76	584.58	342
02/Jun/06	1,337.63	592.00	343
05/Jun/06	1,307.64	579.70	343
06/Jun/06	1,292.31	569.65	342
07/Jun/06	1,253.72	557.21	342
08/Jun/06	1,251.48	551.29	342
09/Jun/06	1,246.19	551.04	342
12/Jun/06	1,204.22	530.33	342
13/Jun/06	1,173.90	509.99	342
14/Jun/06	1,174.28	514.02	342
16/Jun/06	1,215.83	539.87	341
19/Jun/06	1,204.40	537.58	341
20/Jun/06	1,201.42	533.82	341
21/Jun/06	1,227.33	548.46	341

	Stock Exchange		
	R$ em bilhões / R$ billions	US$ em bilhões / US$ billions	Nº de Empresas / # of Companies
22/Jun/06	1,223.41	546.38	341
23/Jun/06	1,231.48	548.25	341
26/Jun/06	1,228.30	551.82	341
27/Jun/06	1,219.71	546.59	341
28/Jun/06	1,230.00	552.51	341
29/Jun/06	1,274.37	577.60	341
30/Jun/06	1,285.01	593.73	340
03/Jul/06	1,311.89	604.53	340
04/Jul/06	1,309.29	604.86	339
05/Jul/06	1,287.04	586.22	339
06/Jul/06	1,288.85	590.13	339
07/Jul/06	1,277.24	586.83	338
10/Jul/06	1,248.89	574.20	338
11/Jul/06	1,258.37	575.68	338
12/Jul/06	1,250.28	570.51	338
13/Jul/06	1,228.48	555.72	338
14/Jul/06	1,223.90	553.05	337
17/Jul/06	1,203.87	544.10	337
18/Jul/06	1,208.84	550.42	337
19/Jul/06	1,253.47	574.72	337
20/Jul/06	1,230.82	562.15	337
21/Jul/06	1,222.25	557.22	337
24/Jul/06	1,250.15	570.43	337
25/Jul/06	1,261.71	573.69	337
26/Jul/06	1,258.60	572.51	337
27/Jul/06	1,262.50	576.51	338
28/Jul/06	1,275.90	585.28	338
31/Jul/06	1,271.67	584.35	342
01/Aug/06	1,266.49	578.17	342
02/Aug/06	1,282.55	587.76	342
03/Aug/06	1,287.29	589.55	343
04/Aug/06	1,298.11	597.66	343
07/Aug/06	1,296.54	594.93	343
08/Aug/06	1,295.69	593.29	343
09/Aug/06	1,288.82	594.28	342
10/Aug/06	1,292.46	597.59	342
11/Aug/06	1,280.94	592.59	342
14/Aug/06	1,266.54	586.23	342
15/Aug/06	1,282.68	597.15	342
16/Aug/06	1,295.62	607.44	342

	Stock Exchange		
	R$ em bilhões / R$ billions	US$ em bilhões / US$ billions	Nº de Empresas / # of Companies
17/Aug/06	1,292.85	605.13	342
18/Aug/06	1,293.97	603.08	341
21/Aug/06	1,278.96	598.74	341
22/Aug/06	1,270.41	594.90	341
23/Aug/06	1,240.72	581.02	341
24/Aug/06	1,246.85	579.31	341
25/Aug/06	1,251.90	580.36	341
28/Aug/06	1,262.49	587.94	341
29/Aug/06	1,267.28	591.66	341
30/Aug/06	1,268.87	594.88	340
31/Aug/06	1,268.01	592.86	340
01/Sep/06	1,294.49	602.99	340
04/Sep/06	1,303.36	612.43	340
05/Sep/06	1,292.01	606.92	340
06/Sep/06	1,277.09	595.57	340
08/Sep/06	1,273.48	590.07	340
11/Sep/06	1,251.45	575.35	340
12/Sep/06	1,256.09	577.99	340
13/Sep/06	1,271.44	585.92	340
14/Sep/06	1,257.76	582.48	340
15/Sep/06	1,259.43	584.69	340
18/Sep/06	1,267.10	590.64	340
19/Sep/06	1,253.04	582.32	340
20/Sep/06	1,237.95	570.75	340
21/Sep/06	1,226.61	558.33	340
22/Sep/06	1,222.48	551.24	341
25/Sep/06	1,227.85	553.39	341
26/Sep/06	1,249.65	568.54	341
27/Sep/06	1,258.46	575.69	341
28/Sep/06	1,268.32	581.98	341
29/Sep/06	1,269.11	583.71	341
02/Oct/06	1,279.67	591.81	341
03/Oct/06	1,263.20	583.33	341
04/Oct/06	1,296.10	597.94	341
05/Oct/06	1,304.50	603.12	341
06/Oct/06	1,302.49	602.00	341
09/Oct/06	1,312.93	608.17	342
10/Oct/06	1,321.76	614.86	342
11/Oct/06	1,313.39	609.57	342
13/Oct/06	1,332.89	622.29	343

	Stock Exchange		
	R$ em bilhões / R$ billions	US$ em bilhões / US$ billions	Nº de Empresas / # of Companies
16/Oct/06	1,340.78	628.56	343
17/Oct/06	1,329.27	622.29	343
18/Oct/06	1,330.17	623.35	343
19/Oct/06	1,337.07	625.18	343
20/Oct/06	1,326.04	618.00	343
23/Oct/06	1,341.84	627.29	344
24/Oct/06	1,352.01	629.81	344
25/Oct/06	1,355.83	630.32	344
26/Oct/06	1,356.00	634.74	345
27/Oct/06	1,351.50	632.19	346
30/Oct/06	1,341.18	625.08	346
31/Oct/06	1,352.61	631.18	346
01/Nov/06	1,363.97	637.07	346
03/Nov/06	1,376.02	642.40	346
06/Nov/06	1,400.38	655.06	346
07/Nov/06	1,396.54	654.03	346
08/Nov/06	1,404.61	654.40	346
09/Nov/06	1,395.81	651.88	346
10/Nov/06	1,398.18	650.65	346
13/Nov/06	1,396.52	645.94	346
14/Nov/06	1,414.54	656.79	346
16/Nov/06	1,413.57	656.95	346
17/Nov/06	1,413.80	654.75	346
21/Nov/06	1,429.26	660.53	346
22/Nov/06	1,442.79	667.25	347
23/Nov/06	1,451.52	669.43	347
24/Nov/06	1,445.44	666.10	347
27/Nov/06	1,426.88	654.53	347
28/Nov/06	1,431.51	654.55	347
29/Nov/06	1,455.89	668.36	347
30/Nov/06	1,457.52	672.66	347
01/Dec/06	1,448.37	668.31	348
04/Dec/06	1,479.74	682.13	347
05/Dec/06	1,496.59	694.15	347
06/Dec/06	1,496.17	694.99	347
07/Dec/06	1,493.77	697.11	347
08/Dec/06	1,498.80	699.00	347
11/Dec/06	1,509.14	705.73	348
12/Dec/06	1,499.25	697.94	348
13/Dec/06	1,509.85	703.60	348

	Stock Exchange		
	R$ em bilhões / R$ billions	US$ em bilhões / US$ billions	Nº de Empresas / # of Companies
14/Dec/06	1,521.87	709.17	348
15/Dec/06	1,518.17	707.11	348
18/Dec/06	1,513.28	704.84	349
19/Dec/06	1,513.56	701.63	349
20/Dec/06	1,518.61	704.36	350
21/Dec/06	1,512.89	700.64	350
22/Dec/06	1,504.35	699.11	350
26/Dec/06	1,512.88	705.73	350
27/Dec/06	1,539.97	716.37	350
28/Dec/06	1,544.95	722.61	350
02/Jan/07	1,568.32	734.85	350
03/Jan/07	1,545.72	723.24	350
04/Jan/07	1,533.04	715.40	350
05/Jan/07	1,491.32	694.48	350
08/Jan/07	1,511.93	703.06	350
09/Jan/07	1,489.51	692.60	350
10/Jan/07	1,494.36	693.24	350
11/Jan/07	1,506.99	702.07	350
12/Jan/07	1,520.79	709.95	350
15/Jan/07	1,522.91	711.41	349
16/Jan/07	1,520.27	708.95	349
17/Jan/07	1,523.39	713.53	349
18/Jan/07	1,516.99	711.23	349
19/Jan/07	1,543.23	724.29	349
22/Jan/07	1,548.30	725.98	349
23/Jan/07	1,566.09	732.91	349
24/Jan/07	1,581.16	742.82	349
26/Jan/07	1,575.73	737.70	350
29/Jan/07	1,553.95	727.50	350
30/Jan/07	1,565.10	733.79	350
31/Jan/07	1,582.57	744.84	352
01/Feb/07	1,589.71	753.67	353
02/Feb/07	1,595.23	760.29	353
05/Feb/07	1,600.87	763.63	353
06/Feb/07	1,603.22	769.56	353
07/Feb/07	1,588.62	761.86	354
08/Feb/07	1,594.25	760.94	354
09/Feb/07	1,579.02	750.73	354
12/Feb/07	1,571.28	743.27	355
13/Feb/07	1,600.02	758.74	355

	Stock Exchange		
	R$ em bilhões / R$ billions	US$ em bilhões / US$ billions	Nº de Empresas / # of Companies
14/Feb/07	1,615.63	769.35	354
15/Feb/07	1,616.52	773.60	354
16/Feb/07	1,615.97	772.71	355
21/Feb/07	1,622.95	780.19	355
22/Feb/07	1,634.70	787.20	355
23/Feb/07	1,621.81	777.17	355
26/Feb/07	1,627.55	780.11	355
27/Feb/07	1,546.64	733.04	355
28/Feb/07	1,563.76	738.25	355
01/Mar/07	1,551.53	729.79	355
02/Mar/07	1,521.74	715.30	355
05/Mar/07	1,487.29	695.39	355
06/Mar/07	1,550.25	730.94	357
07/Mar/07	1,538.61	728.47	357
08/Mar/07	1,559.95	740.93	357
09/Mar/07	1,574.56	750.40	357
12/Mar/07	1,575.84	753.92	357
13/Mar/07	1,537.80	733.61	357
14/Mar/07	1,547.11	735.18	357
15/Mar/07	1,548.98	740.82	357
16/Mar/07	1,534.32	733.60	357
19/Mar/07	1,562.77	751.62	357
20/Mar/07	1,576.22	759.15	358
21/Mar/07	1,614.38	780.80	358
22/Mar/07	1,612.79	782.83	358
23/Mar/07	1,617.90	783.41	358
26/Mar/07	1,622.79	787.72	358
27/Mar/07	1,607.97	779.17	358
28/Mar/07	1,585.91	765.55	358
29/Mar/07	1,617.60	787.34	359
30/Mar/07	1,630.04	794.98	359
02/Apr/07	1,627.86	794.93	361
03/Apr/07	1,650.37	810.12	360
04/Apr/07	1,665.00	819.35	360
05/Apr/07	1,671.55	822.09	360
09/Apr/07	1,675.29	827.88	359
10/Apr/07	1,683.06	829.83	359
11/Apr/07	1,672.32	822.47	359
12/Apr/07	1,685.65	827.48	361
13/Apr/07	1,698.64	839.62	362

	Stock Exchange		
	R$ em bilhões / R$ billions	US$ em bilhões / US$ billions	Nº de Empresas / # of Companies
16/Apr/07	1,729.51	850.30	362
17/Apr/07	1,730.36	850.38	362
18/Apr/07	1,727.70	848.37	362
19/Apr/07	1,728.68	851.06	363
20/Apr/07	1,751.36	864.36	363
23/Apr/07	1,752.76	863.85	363
24/Apr/07	1,747.33	857.17	363
25/Apr/07	1,764.48	871.95	363
26/Apr/07	1,754.11	866.14	364
27/Apr/07	1,754.27	863.28	364
30/Apr/07	1,750.16	860.49	366
02/May/07	1,765.38	871.02	367
03/May/07	1,792.07	885.45	367
04/May/07	1,804.22	888.39	367
07/May/07	1,795.80	886.12	366
08/May/07	1,800.57	890.22	366
09/May/07	1,839.98	909.89	366
10/May/07	1,809.93	895.25	366
11/May/07	1,828.07	905.25	366
14/May/07	1,816.75	902.15	366
15/May/07	1,821.65	914.39	366
16/May/07	1,871.57	955.56	366
17/May/07	1,872.30	956.57	366
18/May/07	1,896.33	966.03	366
21/May/07	1,905.55	980.47	366
22/May/07	1,894.98	976.34	366
23/May/07	1,888.16	968.83	366
24/May/07	1,846.88	939.74	366
25/May/07	1,877.28	961.72	366
28/May/07	1,894.24	974.35	366
29/May/07	1,882.24	967.18	366
30/May/07	1,900.93	976.44	366
31/May/07	1,899.89	984.96	367
01/Jun/07	1,936.71	1,016.32	367
04/Jun/07	1,939.87	1,009.56	367
05/Jun/07	1,940.82	1,000.68	367
06/Jun/07	1,913.55	975.46	368
08/Jun/07	1,917.16	976.25	368
11/Jun/07	1,933.84	993.09	368
12/Jun/07	1,908.92	982.96	368

	Stock Exchange		
	R$ em bilhões / R$ billions	US$ em bilhões / US$ billions	Nº de Empresas / # of Companies
13/Jun/07	1,939.91	997.80	368
14/Jun/07	1,962.83	1,016.85	369
15/Jun/07	1,988.16	1,041.09	370
18/Jun/07	1,994.85	1,047.33	370
19/Jun/07	1,990.74	1,044.57	370
20/Jun/07	1,941.74	1,011.43	369
21/Jun/07	1,957.99	1,019.94	370
22/Jun/07	1,958.77	1,013.12	371
25/Jun/07	1,949.06	1,005.76	371
26/Jun/07	1,941.63	996.32	372
27/Jun/07	1,950.38	1,000.25	372
28/Jun/07	1,953.37	1,014.42	373
29/Jun/07	1,970.81	1,023.16	374
02/Jul/07	1,998.29	1,042.08	374
03/Jul/07	2,012.89	1,052.66	375
04/Jul/07	2,017.84	1,056.51	375
05/Jul/07	2,031.58	1,060.49	375
06/Jul/07	2,045.24	1,074.57	375
10/Jul/07	2,042.02	1,077.76	375
11/Jul/07	2,056.09	1,087.88	375
12/Jul/07	2,096.66	1,117.21	376
13/Jul/07	2,123.96	1,136.78	377
16/Jul/07	2,121.69	1,137.82	377
17/Jul/07	2,142.78	1,150.73	377
18/Jul/07	2,156.49	1,158.84	377
19/Jul/07	2,173.45	1,172.56	377
20/Jul/07	2,178.65	1,170.94	379
23/Jul/07	2,237.42	1,212.82	382
24/Jul/07	2,161.16	1,166.62	382
25/Jul/07	2,164.31	1,160.92	383
26/Jul/07	2,097.30	1,100.71	383
27/Jul/07	2,079.71	1,090.62	386
30/Jul/07	2,123.04	1,128.73	388
31/Jul/07	2,121.36	1,129.82	388
01/Aug/07	2,115.58	1,121.96	388
02/Aug/07	2,106.38	1,124.66	388
03/Aug/07	2,064.84	1,097.50	388
06/Aug/07	2,069.42	1,083.13	388
07/Aug/07	2,092.08	1,096.65	388
08/Aug/07	2,166.82	1,148.53	388

	Stock Exchange		
	R$ em bilhões / R$ billions	US$ em bilhões / US$ billions	Nº de Empresas / # of Companies
09/Aug/07	2,125.08	1,107.33	389
10/Aug/07	2,121.89	1,085.37	389
13/Aug/07	2,098.50	1,081.09	389
14/Aug/07	2,059.68	1,039.77	389
15/Aug/07	2,004.32	1,000.01	389
16/Aug/07	1,947.15	921.77	389
17/Aug/07	1,969.89	966.77	390
20/Aug/07	2,006.36	989.33	390
21/Aug/07	2,021.79	991.80	390
22/Aug/07	2,089.11	1,035.59	390
23/Aug/07	2,088.38	1,047.39	390
24/Aug/07	2,125.54	1,070.53	390
27/Aug/07	2,136.58	1,096.30	390
28/Aug/07	2,088.96	1,052.43	390
29/Aug/07	2,119.21	1,066.86	390
30/Aug/07	2,122.68	1,073.31	390
31/Aug/07	2,175.89	1,109.01	389
03/Sep/07	2,183.16	1,116.88	389
04/Sep/07	2,192.23	1,122.61	389
05/Sep/07	2,169.55	1,104.66	389
06/Sep/07	2,178.36	1,114.54	389
10/Sep/07	2,120.97	1,082.62	389
11/Sep/07	2,150.12	1,113.82	389
12/Sep/07	2,149.04	1,123.68	389
13/Sep/07	2,178.48	1,147.11	389
14/Sep/07	2,168.00	1,139.19	389
17/Sep/07	2,140.55	1,119.36	389
18/Sep/07	2,196.15	1,158.31	389
19/Sep/07	2,213.60	1,187.61	389
20/Sep/07	2,206.09	1,183.71	389
21/Sep/07	2,230.62	1,198.10	390
24/Sep/07	2,257.15	1,207.42	390
25/Sep/07	2,223.97	1,192.09	390
26/Sep/07	2,236.39	1,209.32	390
27/Sep/07	2,276.94	1,236.86	390
28/Sep/07	2,266.69	1,232.63	390
01/Oct/07	2,314.89	1,270.17	390
02/Oct/07	2,311.92	1,267.85	390
03/Oct/07	2,254.75	1,233.86	391
04/Oct/07	2,255.56	1,233.63	391

	Stock Exchange		
	R$ em bilhões / R$ billions	US$ em bilhões / US$ billions	Nº de Empresas / # of Companies
05/Oct/07	2,312.39	1,278.13	392
08/Oct/07	2,336.29	1,288.42	392
09/Oct/07	2,364.25	1,305.64	392
10/Oct/07	2,353.08	1,303.79	392
11/Oct/07	2,358.67	1,316.22	392
15/Oct/07	2,386.06	1,319.87	395
16/Oct/07	2,352.57	1,289.64	395
17/Oct/07	2,397.07	1,321.57	395
18/Oct/07	2,397.44	1,326.68	396
19/Oct/07	2,328.06	1,295.96	395
22/Oct/07	2,325.26	1,277.19	396
23/Oct/07	2,361.40	1,311.38	396
24/Oct/07	2,361.72	1,314.33	396
25/Oct/07	2,355.88	1,316.43	397
26/Oct/07	2,439.31	1,374.10	399
29/Oct/07	2,471.25	1,404.52	402
30/Oct/07	2,452.87	1,397.49	402
31/Oct/07	2,502.92	1,435.16	403
01/Nov/07	2,468.24	1,413.66	403
05/Nov/07	2,431.02	1,384.72	403
06/Nov/07	2,474.86	1,428.49	403
07/Nov/07	2,451.08	1,408.67	403
08/Nov/07	2,450.29	1,411.95	403
09/Nov/07	2,467.20	1,410.63	403
12/Nov/07	2,382.57	1,343.05	403
13/Nov/07	2,412.32	1,364.28	403
14/Nov/07	2,456.98	1,413.85	403
16/Nov/07	2,450.53	1,407.22	401
19/Nov/07	2,389.43	1,358.17	402
21/Nov/07	2,326.34	1,302.11	403
22/Nov/07	2,334.34	1,315.34	403
23/Nov/07	2,339.94	1,302.72	403
26/Nov/07	2,293.26	1,266.30	403
27/Nov/07	2,302.21	1,244.37	403
28/Nov/07	2,368.57	1,314.56	403
29/Nov/07	2,379.87	1,329.16	404
30/Nov/07	2,421.79	1,357.73	405
03/Dec/07	2,424.17	1,355.19	405
04/Dec/07	2,428.68	1,332.03	404
05/Dec/07	2,473.67	1,377.63	403

	Stock Exchange		
	R$ em bilhões / R$ billions	US$ em bilhões / US$ billions	Nº de Empresas / # of Companies
06/Dec/07	2,503.50	1,400.72	403
07/Dec/07	2,502.11	1,420.36	403
10/Dec/07	2,497.01	1,417.15	403
11/Dec/07	2,473.53	1,401.44	403
12/Dec/07	2,482.33	1,408.49	403
13/Dec/07	2,417.60	1,362.34	403
14/Dec/07	2,420.12	1,347.58	404
17/Dec/07	2,335.53	1,288.71	404
18/Dec/07	2,361.88	1,305.56	404
19/Dec/07	2,383.03	1,322.51	404
20/Dec/07	2,396.33	1,328.93	404
21/Dec/07	2,435.36	1,355.54	404
26/Dec/07	2,469.40	1,387.69	404
27/Dec/07	2,462.39	1,393.46	404
28/Dec/07	2,477.55	1,398.72	404
02/Jan/08	2,436.39	1,374.79	404
03/Jan/08	2,431.98	1,384.24	404
04/Jan/08	2,370.01	1,348.59	404
07/Jan/08	2,348.24	1,328.57	405
08/Jan/08	2,395.16	1,364.46	405
09/Jan/08	2,396.24	1,354.50	405
10/Jan/08	2,413.05	1,368.87	405
11/Jan/08	2,376.82	1,355.40	405
14/Jan/08	2,370.89	1,361.49	405
15/Jan/08	2,303.11	1,319.83	405
16/Jan/08	2,247.73	1,274.94	405
17/Jan/08	2,229.88	1,260.74	405
18/Jan/08	2,236.16	1,252.75	405
21/Jan/08	2,117.44	1,157.01	405
22/Jan/08	2,184.57	1,210.89	405
23/Jan/08	2,123.53	1,170.18	402
24/Jan/08	2,236.77	1,250.78	402
28/Jan/08	2,273.28	1,269.56	402
29/Jan/08	2,288.72	1,288.55	402
30/Jan/08	2,303.40	1,293.90	402
31/Jan/08	2,276.53	1,293.26	402

[redacted]

Anual / Annual	Stock Exchange		
	R$ em bilhões / R$ billions	US$ em bilhões / US$ billions	Nº de Empresas / # of Companies
1994	160.30	189.10	544
1995	143.50	147.60	543
1996	225.50	216.90	550
1997	285.10	255.40	536
1998	194.40	160.90	527
1999	408.90	228.50	478
2000	441.00	225.50	459
2001	430.30	185.40	428
2002	438.30	124.00	399
2003	676.70	234.20	369
2004	904.90	340.90	358
2005	1,128.50	482.10	343
2006	1,544.90	722.60	350
2007	2,477.60	1,398.70	404
2008	2,276.53	1,293.26	402

EMPRÉSTIMOS DE TÍTULOS / SECURITIES LENDING

voltar / back

	Volume (R$) / Total Value (R$)	Número de Operações / # of transactions	Contratos em aberto (R$) / Open Interest (R$)
Jan-02	360,715,814.58	883.00	463,553,968
Feb-02	485,933,107.35	1,346.00	691,730,037
Mar-02	767,666,191.93	1,714.00	900,407,962
Apr-02	760,891,598.88	1,886.00	898,399,429
May-02	748,240,514.85	2,555.00	1,002,103,902
Jun-02	770,268,578.36	2,389.00	822,685,159
Jul-02	507,570,285.56	2,969.00	913,051,050
Aug-02	671,690,541.04	1,937.00	874,631,194
Sep-02	643,542,643.27	1,598.00	623,128,606
Oct-02	638,306,972.06	1,651.00	535,793,254
Nov-02	544,468,985.28	1,769.00	650,053,160
Dec-02	659,632,947.00	1,789.00	631,124,063
Jan-03	710,021,557.27	1,614.00	829,108,458
Feb-03	698,774,994.42	2,101.00	814,529,739
Mar-03	818,223,767.72	2,224.00	924,990,177
Apr-03	1,048,812,280.58	2,616.00	1,013,047,159
May-03	963,333,888.30	2,373.00	1,043,178,491
Jun-03	862,872,128.10	2,383.00	776,544,714
Jul-03	814,947,393.36	3,699.00	1,007,961,273
Aug-03	1,245,029,239.73	3,285.00	982,582,332
Sep-03	1,312,898,770.06	3,920.00	1,170,801,841
Oct-03	1,435,444,056.68	4,595.00	1,150,088,176
Nov-03	1,958,777,490.80	5,903.00	1,780,699,174
Dec-03	1,291,125,609.69	4,331.00	1,016,710,216
Jan-04	1,437,961,553.51	4,657.00	1,020,550,476
Feb-04	1,910,723,976.95	5,934.00	1,620,340,004
Mar-04	2,333,665,327.64	8,494.00	1,829,804,560

	Volume (R$) / Total Value (R$)	Número de Operações / # of transactions	Contratos em aberto (R$) / Open Interest (R$)
Apr-04	2,333,898,585.72	8,352.00	1,924,202,900
May-04	2,076,983,216.05	8,391.00	1,614,210,935
Jun-04	2,030,731,555.17	6,735.00	1,186,578,584
Jul-04	1,817,214,285.77	5,928.00	1,231,472,182
Aug-04	2,060,771,160.08	5,691.00	1,284,057,053
Sep-04	2,053,368,700.60	5,562.00	1,588,652,265
Oct-04	2,453,394,455.08	5,920.00	1,726,302,270
Nov-04	2,360,593,020.21	6,547.00	2,101,590,430
Dec-04	3,014,754,271.25	6,518.00	1,812,861,239
Jan-05	2,405,146,015.56	7,377.00	2,055,813,974
Feb-05	3,775,301,630.46	9,465.00	3,163,121,746
Mar-05	4,837,289,212.75	12,838.00	3,741,558,904
Apr-05	3,653,512,753.30	11,032.00	2,984,498,864
May-05	3,749,220,247.36	11,455.00	2,994,089,171
Jun-05	4,178,256,227.24	11,780.00	3,020,424,834
Jul-05	5,331,180,161.18	16,592.00	4,468,750,464
Aug-05	6,039,347,615.97	18,160.00	4,418,918,449
Sep-05	5,820,499,218.56	16,378.00	4,527,151,752
Oct-05	6,768,574,439.44	19,732.00	5,293,623,344
Nov-05	6,403,212,497.52	16,240.00	4,714,338,474
Dec-05	5,964,168,137.82	15,445.00	4,253,606,836
Jan-06	7,860,654,745.56	21,306.00	6,428,736,110
Feb-06	8,384,325,611.49	19,790.00	6,634,816,992
Mar-06	9,777,049,133.44	23,282.00	7,307,425,648
Apr-06	9,246,613,923.92	21,207.00	8,128,198,957
May-06	11,467,835,169.45	26,995.00	7,262,361,311
Jun-06	8,235,883,260.40	20,810.00	5,470,505,507
Jul-06	7,941,584,055.54	19,647.00	5,360,367,026
Aug-06	9,040,425,588.83	22,306.00	5,583,057,493
Sep-06	8,262,081,434.49	21,571.00	6,240,214,568

	Volume (R$) / Total Value (R$)	Número de Operações / # of transactions	Contratos em aberto (R$) / Open Interest (R$)
Oct-06	9,097,426,261.73	23,852.00	6,913,358,999
Nov-06	9,967,346,390.86	26,252.00	7,145,281,950
Dec-06	10,392,828,748.56	24,192.00	7,245,228,038
Jan-07	12,368,549,906.25	39,475.00	8,587,578,672
Feb-07	14,057,760,515.17	32,587.00	11,843,686,589
Mar-07	19,096,161,542.10	46,370.00	14,744,977,184
Apr-07	19,242,596,736.27	43,018.00	14,810,886,657
May-07	22,963,208,078.04	45,488.00	16,155,281,466
Jun-07	22,382,942,883.32	44,736.00	18,802,678,824
Jul-07	25,379,766,248.27	46,070.00	22,936,145,638
Aug-07	28,236,895,751.62	62,961.00	23,497,265,719
Sep-07	25,834,143,407.82	53,806.00	23,210,932,670
Oct-07	31,604,745,683.16	55,659.00	21,754,279,811
Nov-07	25,469,417,828.02	50,613.00	22,134,346,137
Dec-07	25,836,870,815.90	47,809.00	23,736,567,959
Jan-08	32,840,406,091.67	63,394.00	23,983,717,518

EMPRÉSTIMOS DE TÍTULOS / SECURITIES LENDING

voltar / back

	Volume (R$) / Total Value (R$)	Número de Operações / # of transactions	Contratos em aberto (R$) / Open Interest (R$)
Jan-02	360,715,814.58	883.00	463,553,968
Feb-02	485,933,107.35	1,346.00	691,730,037
Mar-02	767,666,191.93	1,714.00	900,407,962
Apr-02	760,891,598.88	1,886.00	898,399,429
May-02	748,240,514.85	2,555.00	1,002,103,902
Jun-02	770,268,578.36	2,389.00	822,685,159
Jul-02	507,570,285.56	2,969.00	913,051,050
Aug-02	671,690,541.04	1,937.00	874,631,194
Sep-02	643,542,643.27	1,598.00	623,128,606
Oct-02	638,306,972.06	1,651.00	535,793,254
Nov-02	544,468,985.28	1,769.00	650,053,160
Dec-02	659,632,947.00	1,789.00	631,124,063
Jan-03	710,021,557.27	1,614.00	829,108,458
Feb-03	698,774,994.42	2,101.00	814,529,739
Mar-03	818,223,767.72	2,224.00	924,990,177
Apr-03	1,048,812,280.58	2,616.00	1,013,047,159
May-03	963,333,888.30	2,373.00	1,043,178,491
Jun-03	862,872,128.10	2,383.00	776,544,714
Jul-03	814,947,393.36	3,699.00	1,007,961,273
Aug-03	1,245,029,239.73	3,285.00	982,582,332
Sep-03	1,312,898,770.06	3,920.00	1,170,801,841
Oct-03	1,435,444,056.68	4,595.00	1,150,088,176
Nov-03	1,958,777,490.80	5,903.00	1,780,699,174
Dec-03	1,291,125,609.69	4,331.00	1,016,710,216
Jan-04	1,437,961,553.51	4,657.00	1,020,550,476
Feb-04	1,910,723,976.95	5,934.00	1,620,340,004
Mar-04	2,333,665,327.64	8,494.00	1,829,804,560

	Volume (R$) / Total Value (R$)	Número de Operações / # of transactions	Contratos em aberto (R$) / Open Interest (R$)
Apr-04	2,333,898,585.72	8,352.00	1,924,202,900
May-04	2,076,983,216.05	8,391.00	1,614,210,935
Jun-04	2,030,731,555.17	6,735.00	1,186,578,584
Jul-04	1,817,214,285.77	5,928.00	1,231,472,182
Aug-04	2,060,771,160.08	5,691.00	1,284,057,053
Sep-04	2,053,368,700.60	5,562.00	1,588,652,265
Oct-04	2,453,394,455.08	5,920.00	1,726,302,270
Nov-04	2,360,593,020.21	6,547.00	2,101,590,430
Dec-04	3,014,754,271.25	6,518.00	1,812,861,239
Jan-05	2,405,146,015.56	7,377.00	2,055,813,974
Feb-05	3,775,301,630.46	9,465.00	3,163,121,746
Mar-05	4,837,289,212.75	12,838.00	3,741,558,904
Apr-05	3,653,512,753.30	11,032.00	2,984,498,864
May-05	3,749,220,247.36	11,455.00	2,994,089,171
Jun-05	4,178,256,227.24	11,780.00	3,020,424,834
Jul-05	5,331,180,161.18	16,592.00	4,468,750,464
Aug-05	6,039,347,615.97	18,160.00	4,418,918,449
Sep-05	5,820,499,218.56	16,378.00	4,527,151,752
Oct-05	6,768,574,439.44	19,732.00	5,293,623,344
Nov-05	6,403,212,497.52	16,240.00	4,714,338,474
Dec-05	5,964,168,137.82	15,445.00	4,253,606,836
Jan-06	7,860,654,745.56	21,306.00	6,428,736,110
Feb-06	8,384,325,611.49	19,790.00	6,634,816,992
Mar-06	9,777,049,133.44	23,282.00	7,307,425,648
Apr-06	9,246,613,923.92	21,207.00	8,128,198,957
May-06	11,467,835,169.45	26,995.00	7,262,361,311
Jun-06	8,235,883,260.40	20,810.00	5,470,505,507
Jul-06	7,941,584,055.54	19,647.00	5,360,367,026
Aug-06	9,040,425,588.83	22,306.00	5,583,057,493
Sep-06	8,262,081,434.49	21,571.00	6,240,214,568

	Volume (R$) / Total Value (R$)	Número de Operações / # of transactions	Contratos em aberto (R$) / Open Interest (R$)
Oct-06	9,097,426,261.73	23,852.00	6,913,358,999
Nov-06	9,967,346,390.86	26,252.00	7,145,281,950
Dec-06	10,392,828,748.56	24,192.00	7,245,228,038
Jan-07	12,368,549,906.25	39,475.00	8,587,578,672
Feb-07	14,057,760,515.17	32,587.00	11,843,686,589
Mar-07	19,096,161,542.10	46,370.00	14,744,977,184
Apr-07	19,242,596,736.27	43,018.00	14,810,886,657
May-07	22,963,208,078.04	45,488.00	16,155,281,466
Jun-07	22,382,942,883.32	44,736.00	18,802,678,824
Jul-07	25,379,766,248.27	46,070.00	22,936,145,638
Aug-07	28,236,895,751.62	62,961.00	23,497,265,719
Sep-07	25,834,143,407.82	53,806.00	23,210,932,670
Oct-07	31,604,745,683.16	55,659.00	21,754,279,811
Nov-07	25,469,417,828.02	50,613.00	22,134,346,137
Dec-07	25,836,870,815.90	47,809.00	23,736,567,959
Jan-08	32,840,406,091.67	63,394.00	23,983,717,518

EMPRÉSTIMOS DE TÍTULOS / SECURITIES LENDING

voltar / back

	Volume (R$) / Total Value (R$)	Número de Operações / # of transactions	Contratos em aberto (R$) / Open Interest (R$)
Jan-02	360,715,814.58	883.00	463,553,968
Feb-02	485,933,107.35	1,346.00	691,730,037
Mar-02	767,666,191.93	1,714.00	900,407,962
Apr-02	760,891,598.88	1,886.00	898,399,429
May-02	748,240,514.85	2,555.00	1,002,103,902
Jun-02	770,268,578.36	2,389.00	822,685,159
Jul-02	507,570,285.56	2,969.00	913,051,050
Aug-02	671,690,541.04	1,937.00	874,631,194
Sep-02	643,542,643.27	1,598.00	623,128,606
Oct-02	638,306,972.06	1,651.00	535,793,254
Nov-02	544,468,985.28	1,769.00	650,053,160
Dec-02	659,632,947.00	1,789.00	631,124,063
Jan-03	710,021,557.27	1,614.00	829,108,458
Feb-03	698,774,994.42	2,101.00	814,529,739
Mar-03	818,223,767.72	2,224.00	924,990,177
Apr-03	1,048,812,280.58	2,616.00	1,013,047,159
May-03	963,333,888.30	2,373.00	1,043,178,491
Jun-03	862,872,128.10	2,383.00	776,544,714
Jul-03	814,947,393.36	3,699.00	1,007,961,273
Aug-03	1,245,029,239.73	3,285.00	982,582,332
Sep-03	1,312,898,770.06	3,920.00	1,170,801,841
Oct-03	1,435,444,056.68	4,595.00	1,150,088,176
Nov-03	1,958,777,490.80	5,903.00	1,780,699,174
Dec-03	1,291,125,609.69	4,331.00	1,016,710,216
Jan-04	1,437,961,553.51	4,657.00	1,020,550,476
Feb-04	1,910,723,976.95	5,934.00	1,620,340,004
Mar-04	2,333,665,327.64	8,494.00	1,829,804,560

	Volume (R$) / Total Value (R$)	Número de Operações / # of transactions	Contratos em aberto (R$) / Open Interest (R$)
Apr-04	2,333,898,585.72	8,352.00	1,924,202,900
May-04	2,076,983,216.05	8,391.00	1,614,210,935
Jun-04	2,030,731,555.17	6,735.00	1,186,578,584
Jul-04	1,817,214,285.77	5,928.00	1,231,472,182
Aug-04	2,060,771,160.08	5,691.00	1,284,057,053
Sep-04	2,053,368,700.60	5,562.00	1,588,652,265
Oct-04	2,453,394,455.08	5,920.00	1,726,302,270
Nov-04	2,360,593,020.21	6,547.00	2,101,590,430
Dec-04	3,014,754,271.25	6,518.00	1,812,861,239
Jan-05	2,405,146,015.56	7,377.00	2,055,813,974
Feb-05	3,775,301,630.46	9,465.00	3,163,121,746
Mar-05	4,837,289,212.75	12,838.00	3,741,558,904
Apr-05	3,653,512,753.30	11,032.00	2,984,498,864
May-05	3,749,220,247.36	11,455.00	2,994,089,171
Jun-05	4,178,256,227.24	11,780.00	3,020,424,834
Jul-05	5,331,180,161.18	16,592.00	4,468,750,464
Aug-05	6,039,347,615.97	18,160.00	4,418,918,449
Sep-05	5,820,499,218.56	16,378.00	4,527,151,752
Oct-05	6,768,574,439.44	19,732.00	5,293,623,344
Nov-05	6,403,212,497.52	16,240.00	4,714,338,474
Dec-05	5,964,168,137.82	15,445.00	4,253,606,836
Jan-06	7,860,654,745.56	21,306.00	6,428,736,110
Feb-06	8,384,325,611.49	19,790.00	6,634,816,992
Mar-06	9,777,049,133.44	23,282.00	7,307,425,648
Apr-06	9,246,613,923.92	21,207.00	8,128,198,957
May-06	11,467,835,169.45	26,995.00	7,262,361,311
Jun-06	8,235,883,260.40	20,810.00	5,470,505,507
Jul-06	7,941,584,055.54	19,647.00	5,360,367,026
Aug-06	9,040,425,588.83	22,306.00	5,583,057,493
Sep-06	8,262,081,434.49	21,571.00	6,240,214,568

	Volume (R$) / Total Value (R$)	Número de Operações / # of transactions	Contratos em aberto (R$) / Open Interest (R$)
Oct-06	9,097,426,261.73	23,852.00	6,913,358,999
Nov-06	9,967,346,390.86	26,252.00	7,145,281,950
Dec-06	10,392,828,748.56	24,192.00	7,245,228,038
Jan-07	12,368,549,906.25	39,475.00	8,587,578,672
Feb-07	14,057,760,515.17	32,587.00	11,843,686,589
Mar-07	19,096,161,542.10	46,370.00	14,744,977,184
Apr-07	19,242,596,736.27	43,018.00	14,810,886,657
May-07	22,963,208,078.04	45,488.00	16,155,281,466
Jun-07	22,382,942,883.32	44,736.00	18,802,678,824
Jul-07	25,379,766,248.27	46,070.00	22,936,145,638
Aug-07	28,236,895,751.62	62,961.00	23,497,265,719
Sep-07	25,834,143,407.82	53,806.00	23,210,932,670
Oct-07	31,604,745,683.16	55,659.00	21,754,279,811
Nov-07	25,469,417,828.02	50,613.00	22,134,346,137
Dec-07	25,836,870,815.90	47,809.00	23,736,567,959
Jan-08	32,840,406,091.67	63,394.00	23,983,717,518

EMISSORES / ISSUERS

Segmento de Listagem - Listing Segments

voltar / back

	Jan-01	Feb-01	Mar-01	Apr-01	May-01	Jun-01	Jul-01	Aug-01	Sep-01	Oct-01	Nov-01	Dec-01	Jan-02
Níveis de Governança / Special Listing Segments	-	-	-	-	-	15	15	15	15	17	19	19	19
Novo Mercado	-	-	-	-	-	-	-	-	-	-	-	-	-
Nível 2 / Level 2	-	-	-	-	-	-	-	-	-	-	-	-	-
Nível 1 /Level 1	-	-	-	-	-	*15*	*15*	*15*	*15*	*17*	*19*	*19*	*19*
Emissores estrangeiros - Foreign Issuers	1	1	1	1	1	1	1	1	1	1	1	1	1
Tradicional / Traditional market	492	492	488	481	480	461	463	462	457	455	452	448	444
TOTAL (STOCK EXCHANGE)	493	493	489	482	481	477	479	478	473	473	472	468	464

EMISSORES / ISSUERS

Segmento de Listagem - Listing Segments

voltar / back

	Feb-02	Mar-02	Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Nov-02	Dec-02	Jan-03	Feb-03
Níveis de Governança / Special Listing Segments	20	20	22	24	25	25	25	27	27	27	29	29	31
Novo Mercado	1	1	2	2	2	2	2	2	2	2	2	2	2
Nível 2 / Level 2	-	-	-	-	2	2	2	3	3	3	3	3	3
Nível 1 /Level 1	19	19	20	22	21	21	21	22	22	22	24	24	26
Emissores estrangeiros - Foreign Issuers	1	1	1	1	1	1	1	1	1	1	1	1	1
Tradicional / Traditional market	441	438	429	426	423	422	421	418	415	411	406	401	396
TOTAL (STOCK EXCHANGE)	462	459	452	451	449	448	447	446	443	439	436	431	428

EMISSORES / ISSUERS

Segmento de Listagem - Listing Segments

voltar / back

	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Nov-03	Dec-03	Jan-04	Feb-04	Mar-04
Niveis de Governança / Special Listing Segments	32	33	31	32	33	33	33	34	36	36	36	36	36
Novo Mercado	*2*	*2*	*2*	*2*	*2*	*2*	*2*	*2*	*2*	*2*	*2*	*2*	*2*
Nivel 2 / Level 2	*3*	*3*	*3*	*3*	*3*	*3*	*3*	*3*	*3*	*3*	*3*	*3*	*3*
Nivel 1 /Level 1	*27*	*28*	*26*	*27*	*28*	*28*	*28*	*29*	*31*	*31*	*31*	*31*	*31*
Emissores estrangeiros - Foreign Issuers	1	1	1	1	1	1	1	1	1	1	1	1	1
Tradicional / Traditional market	394	393	393	392	389	389	385	378	374	373	368	366	361
TOTAL (STOCK EXCHANGE)	427	427	425	425	423	423	419	413	411	410	405	403	398

EMISSORES / ISSUERS

Segmento de Listagem - Listing Segments

voltar / back

	Apr-04	May-04	Jun-04	Jul-04	Aug-04	Sep-04	Oct-04	Nov-04	Dec-04	Jan-05	Feb-05	Mar-05	Apr-05
Niveis de Governança / Special Listing Segments	36	37	39	39	39	40	41	46	47	47	48	50	50
Novo Mercado	2	3	3	3	3	4	5	7	7	7	8	9	9
Nível 2 / Level 2	3	3	5	5	5	5	5	6	7	7	7	8	8
Nível 1 /Level 1	31	31	31	31	31	31	31	33	33	33	33	33	33
Emissores estrangeiros - Foreign Issuers	1	1	1	1	1	1	1	1	1	1	1	1	1
Tradicional / Traditional market	358	354	352	351	348	349	347	344	342	343	342	339	334
TOTAL (STOCK EXCHANGE)	395	392	392	391	388	390	389	391	390	391	391	390	385

EMISSORES / ISSUERS

Segmento de Listagem - Listing Segments

voltar / back

	May-05	Jun-05	Jul-05	Aug-05	Sep-05	Oct-05	Nov-05	Dec-05	Jan-06	Feb-06	Mar-06	Apr-06	May-06
Niveis de Governança / Special Listing Segments	52	53	57	57	58	60	63	65	65	68	70	73	76
Novo Mercado	*10*	*10*	*14*	*14*	*15*	*16*	*18*	*18*	*19*	*21*	*23*	*25*	*28*
Nivel 2 / Level 2	*8*	*9*	*9*	*9*	*9*	*9*	*9*	*10*	*10*	*11*	*11*	*13*	*13*
Nivel 1 /Level 1	*34*	*34*	*34*	*34*	*34*	*35*	*36*	*37*	*36*	*36*	*36*	*35*	*35*
Emissores estrangeiros - Foreign Issuers	1	1	1	1	1	1	1	1	1	1	1	1	1
Tradicional / Traditional market	332	329	325	322	320	321	318	315	312	311	308	308	307
TOTAL (STOCK EXCHANGE)	385	383	383	380	379	382	382	381	378	380	379	382	384

EMISSORES / ISSUERS

Segmento de Listagem - Listing Segments

voltar / back

	Jun-06	Jul-06	Aug-06	Sep-06	Oct-06	Nov-06	Dec-06	Jan-07	Feb-07	Mar-07	Apr-07	May-07	Jun-07
Níveis de Governança / Special Listing Segments	79	82	82	83	89	90	94	97	101	104	114	115	122
Novo Mercado	*31*	*33*	*34*	*35*	*39*	*40*	*44*	*47*	*51*	*53*	*62*	*63*	*69*
Nível 2 / Level 2	*13*	*13*	*12*	*12*	*14*	*14*	*14*	*14*	*14*	*15*	*15*	*15*	*15*
Nível 1 /Level 1	*35*	*36*	*36*	*36*	*36*	*36*	*36*	*36*	*36*	*36*	*37*	*37*	*38*
Emissores estrangeiros - Foreign Issuers	2	2	2	2	2	2	3	3	3	3	4	5	5
Tradicional / Traditional market	301	303	303	302	300	299	297	297	295	298	294	292	292
TOTAL (STOCK EXCHANGE)	382	387	387	387	391	391	394	397	399	405	412	412	419

EMISSORES / ISSUERS

Segmento de Listagem - Listing Segments

voltar / back

	Jul-07	Aug-07	Sep-07	Oct-07	Nov-07	Dec-07	Jan-08
Níveis de Governança / Special Listing Segments	139	140	141	151	153	156	157
Novo Mercado	*80*	*81*	*82*	*89*	*90*	*92*	*93*
Nível 2 / Level 2	*19*	*19*	*19*	*20*	*20*	*20*	*20*
Nível 1 /Level 1	*40*	*40*	*40*	*42*	*43*	*44*	*44*
Emissores estrangeiros - Foreign Issuers	6	7	7	9	9	9	9
Tradicional / Traditional market	288	286	286	286	286	284	283
TOTAL (STOCK EXCHANGE)	433	433	434	446	448	449	449

EMISSORES / ISSUERS

Listagem - Listing voltar / back

	BOLSA / STOCK EXCHANGE		MBO / OTC		
Data / Date	Empresas / Issuers	Fundos / Funds	Empresas / Issuers	Fundos / Funds	Prefeituras com CEPAC / Others
31/Dec/1990	615	--			
31/Dec/1991	601	--			
31/Dec/1992	597	--			
31/Dec/1993	582	1			
31/Dec/1994	582	2			
31/Dec/1995	577	3			
31/Dec/1996	589	5			
31/Dec/1997	595	7			
31/Dec/1998	599	10			
31/Dec/1999	534	10			
31/Dec/2000	495	14			
31/Dec/2001	468	14			
31/Dec/2002	436	16			
31/Dec/2003	410	22			
31/Dec/2004	390	39	89	25	1
31/Dec/2005	381	50	83	32	1
31/Dec/2006	394	55	83	61	1
31/Jan/2007	397	54	88	63	1
28/Feb/2007	399	54	89	63	1
31/Mar/2007	405	54	88	64	1
30/Apr/2007	412	55	89	69	1
31/May/2007	412	55	88	72	1
30/Jun/2007	419	55	88	76	1
31/Jul/2007	433	54	91	77	1
31/Aug/2007	433	54	91	79	1
30/Sep/2007	434	53	91	81	1
31/Oct/2007	446	53	88	82	1
30/Nov/2007	448	53	87	82	1
31/Dec/2007	449	52	89	84	1
31/Jan/2008	449	53	91	84	1

[redacted]

	Fluxo de Registros em Bolsa / Exchange Issuers Flow		Stock
Data	Registro Acum. (Ano) / New Listed YTD	Cancelado Acum. (Ano) / Delisted YTD	Saldo / Balance
31/Dec/1990	6	23	-17
31/Dec/1991	12	26	-14
31/Dec/1992	11	15	-4
31/Dec/1993	12	27	-15
31/Dec/1994	31	31	0
31/Dec/1995	23	28	-5
31/Dec/1996	32	20	12
31/Dec/1997	35	29	6
31/Dec/1998	65	61	4
31/Dec/1999	18	83	-65
31/Dec/2000	11	50	-39
31/Dec/2001	11	38	-27
31/Dec/2002	11	43	-32
31/Dec/2003	6	32	-26
31/Dec/2004	9	29	-20
31/Dec/2005	13	22	-9
31/Dec/2006	38	25	13
31/Dec/2007	71	16	55
31/Jan/2008	-	-	-

EMISSORES / ISSUERS

Listagem - Listing voltar / back

	BOLSA / STOCK EXCHANGE		MBO / OTC		
Data / Date	Empresas / Issuers	Fundos / Funds	Empresas / Issuers	Fundos / Funds	Prefeituras com CEPAC / Others
31/Dec/1990	615	--			
31/Dec/1991	601	--			
31/Dec/1992	597	--			
31/Dec/1993	582	1			
31/Dec/1994	582	2			
31/Dec/1995	577	3			
31/Dec/1996	589	5			
31/Dec/1997	595	7			
31/Dec/1998	599	10			
31/Dec/1999	534	10			
31/Dec/2000	495	14			
31/Dec/2001	468	14			
31/Dec/2002	436	16			
31/Dec/2003	410	22			
31/Dec/2004	390	39	89	25	1
31/Dec/2005	381	50	83	32	1
31/Dec/2006	394	55	83	61	1
31/Jan/2007	397	54	88	63	1
28/Feb/2007	399	54	89	63	1
31/Mar/2007	405	54	88	64	1
30/Apr/2007	412	55	89	69	1
31/May/2007	412	55	88	72	1
30/Jun/2007	419	55	88	76	1
31/Jul/2007	433	54	91	77	1
31/Aug/2007	433	54	91	79	1
30/Sep/2007	434	53	91	81	1
31/Oct/2007	446	53	88	82	1
30/Nov/2007	448	53	87	82	1
31/Dec/2007	449	52	89	84	1
31/Jan/2008	449	53	91	84	1

[redacted]

	Fluxo de Registros em Bolsa / Exchange Issuers Flow		Stock
Data	Registro Acum. (Ano) / New Listed YTD	Cancelado Acum. (Ano) / Delisted YTD	Saldo / Balance
31/Dec/1990	6	23	-17
31/Dec/1991	12	26	-14
31/Dec/1992	11	15	-4
31/Dec/1993	12	27	-15
31/Dec/1994	31	31	0
31/Dec/1995	23	28	-5
31/Dec/1996	32	20	12
31/Dec/1997	35	29	6
31/Dec/1998	65	61	4
31/Dec/1999	18	83	-65
31/Dec/2000	11	50	-39
31/Dec/2001	11	38	-27
31/Dec/2002	11	43	-32
31/Dec/2003	6	32	-26
31/Dec/2004	9	29	-20
31/Dec/2005	13	22	-9
31/Dec/2006	38	25	13
31/Dec/2007	71	16	55
31/Jan/2008	-	-	-

EMISSORES / ISSUERS

Captações / Capital Raised voltar / back

	IPO			Follow on			Captação Total / Total Capital Raised		
	Volume (R$) / Value (R$) [1]	Volume (US$) / Value (US$) [3]	Nº de Ofertas / # of Offerings	Volume (R$) / Value (R$) [2]	Volume (US$) / Value (US$) [3]	Nº de Ofertas / # of Offerings	Volume (R$) / Value (R$)	Volume (US$) / Value (US$) [3]	Nº de Ofertas / # of Offerings
Jan-04	-	-	-	-	-	-	-	-	-
Feb-04	-	-	-	-	-	-	-	-	-
Mar-04	-	-	-	-	-	-	-	-	-
Apr-04	-	-	-	-	-	-	-	-	-
May-04	768,120,636.50	243,230,093.89	1	375,000,004.50	120,003,841.56	1	1,143,120,641.00	363,233,935.45	2
Jun-04	1,466,363,500.00	472,160,817.36	2	-	-	-	1,466,363,500.00	472,160,817.36	2
Jul-04	-	-	-	-	-	-	-	-	-
Aug-04	-	-	-	-	-	-	-	-	-
Sep-04	820,962,174.06	287,029,639.21	1	1,530,334,800.00	531,015,918.18	2	2,351,296,974.06	818,045,557.39	3
Oct-04	616,900,000.00	215,963,591.81	1	687,986,984.99	251,071,814.10	1	1,304,886,984.99	467,035,405.91	2
Nov-04	814,718,526.25	294,590,430.49	2	-	-	-	814,718,526.25	294,590,430.49	2
Dec-04	-	-		1,724,257,532.33	625,892,993.67	4	1,724,257,532.33	625,892,993.67	4
Jan-05	-	-		718,294,106.55	273,656,700.15	1	718,294,106.55	273,656,700.15	1
Feb-05	16,000,000.00	6,165,703.28	1	-	-	-	16,000,000.00	6,165,703.28	1
Mar-05	472,937,500.00	176,416,554.76	1	644,865,677.50	235,326,671.35	1	1,117,803,177.50	411,743,226.11	2
Apr-05	-	-	-	955,708,480.60	376,857,044.41	2	955,708,480.60	376,857,044.41	2
May-05	264,802,737.50	108,113,639.61	1	-	-	-	264,802,737.50	108,113,639.61	1
Jun-05	548,488,800.00	225,948,012.36	1	1,059,840,083.54	433,383,800.26	1	1,608,328,883.54	659,331,812.62	2
Jul-05	1,680,702,714.00	716,236,769.58	2	886,028,751.00	377,692,463.87	1	2,566,731,465.00	1,093,929,233.45	3
Aug-05	-	-	-	-	-	-	-	-	-

	IPO			Follow on			Captação Total / Total Capital Raised		
	Volume (R$) / Value (R$)[1]	Volume (US$) / Value (US$)[3]	Nº de Ofertas / # of Offerings	Volume (R$) / Value (R$)[2]	Volume (US$) / Value (US$)[3]	Nº de Ofertas / # of Offerings	Volume (R$) / Value (R$)	Volume (US$) / Value (US$)[3]	Nº de Ofertas / # of Offerings
Sep-05	-	-	-	3,172,431,695.84	1,373,597,519.34	3	3,172,431,695.84	1,373,597,519.34	3
Oct-05	953,955,994.00	418,546,774.54	1	-	-	-	953,955,994.00	418,546,774.54	1
Nov-05	885,767,328.00	399,228,074.10	1	-	-	-	885,767,328.00	399,228,074.10	1
Dec-05	624,680,586.00	267,460,432.44	1	1,051,700,000.00	468,546,734.38	1	1,676,380,586.00	736,007,166.82	2
Jan-06	-	-	-	-	-	-	-	-	-
Feb-06	2,269,650,274.00	1,049,071,531.20	3	1,352,703,787.00	625,485,981.67	2	3,622,354,061.00	1,674,557,512.87	5
Mar-06	741,600,000.00	346,207,971.01	2	2,221,506,308.00	1,035,221,088.57	2	2,963,106,308.00	1,381,429,059.58	4
Apr-06	1,020,704,790.00	478,982,585.36	2	2,349,915,631.00	1,103,445,034.34	5	3,370,620,421.00	1,582,427,619.71	7
May-06	1,376,912,602.00	654,139,092.70	3	-	-	-	1,376,912,602.00	654,139,092.70	3
Jun-06	1,022,993,356.50	451,275,800.31	2	2,474,208,949.50	1,109,192,215.35	2	3,497,202,306.00	1,560,468,015.66	4
Jul-06	1,282,665,820.00	585,692,155.25	2	4,037,947,499.98	1,860,805,299.53	2	5,320,613,319.98	2,446,497,454.78	4
Aug-06	-	-	-	-	-	-	-	-	-
Sep-06	742,287,328.00	335,876,619.00	1	1,345,481,065.00	608,814,961.54	1	2,087,768,393.00	944,691,580.54	2
Oct-06	4,087,248,913.00	1,910,803,543.78	6	800,000,000.00	375,586,854.46	1	4,887,248,913.00	2,286,390,398.24	7
Nov-06	378,932,220.00	175,431,583.33	1	-	-	-	378,932,220.00	175,431,583.33	1
Dec-06	2,450,618,330.80	1,139,419,813.07	4	480,920,017.50	224,100,660.53	1	2,931,538,348.30	1,363,520,473.60	5
Jan-07	1,618,894,585.50	760,793,864.60	3	-	-	-	1,618,894,585.50	760,793,864.60	3
Feb-07	2,840,060,524.00	1,350,705,193.03	4	2,333,666,688.60	1,113,868,879.10	2	5,173,727,212.60	2,464,574,072.13	6
Mar-07	2,129,075,400.00	1,032,102,081.72	2	1,171,304,966.00	560,084,620.09	1	3,300,380,366.00	1,592,186,701.81	3
Apr-07	5,627,077,838.00	2,770,058,028.89	11	2,551,515,160.00	1,258,080,695.48	2	8,178,592,998.00	4,028,138,724.37	13
May-07	948,371,984.00	474,886,958.38	2	-	-	-	948,371,984.00	474,886,958.38	2
Jun-07	5,852,136,249.25	3,028,099,431.23	8	-	-	-	5,852,136,249.25	3,028,099,431.23	8
Jul-07	13,206,420,642.00	7,056,866,098.35	16	2,791,309,916.00	1,484,658,308.68	3	15,997,730,558.00	8,541,524,407.02	19

	IPO			Follow on			Captação Total / Total Capital Raised		
	Volume (R$) / Value (R$) [1]	Volume (US$) / Value (US$) [3]	Nº de Ofertas / # of Offerings	Volume (R$) / Value (R$) [2]	Volume (US$) / Value (US$) [3]	Nº de Ofertas / # of Offerings	Volume (R$) / Value (R$)	Volume (US$) / Value (US$) [3]	Nº de Ofertas / # of Offerings
Aug-07	275,016,439.70	134,811,980.25	1	-	-	-	275,016,439.70	134,811,980.25	1
Sep-07	412,540,401.00	221,795,914.52	1	-	-	-	412,540,401.00	221,795,914.52	1
Oct-07	13,599,263,614.90	7,636,982,207.49	12	1,239,450,000.00	688,583,333.33	2	14,838,713,614.90	8,325,565,540.82	14
Nov-07	6,684,122,920.00	3,759,596,801.33	2	-	-	-	6,684,122,920.00	3,759,596,801.33	2
Dec-07	2,310,114,816.09	1,285,883,268.69	2	3,961,330,418.25	2,190,822,324.43	2	6,271,445,234.34	3,476,705,593.11	4
Jan-08	-	-	-	-	-	-	-	-	-

[1] Ofertas que não publicaram o Anúncio de Encerramento (até 9/jan/08) / Issuers that have not published the closing announcement (last update until Jan, 9 2008): MPX Energia e Tempo Part

[2] Ofertas que não publicaram o Anúncio de Encerramento (até 9/jan/08) / Issuers that have not published the closing announcement (last update until Jan, 9 2008): Perdigao S/A e Brasil

[3] Cotação da PTAX na data de início de negociação / FX rate on first trading day

EMISSORES / ISSUERS

Captações / Capital Raised voltar / back

	IPO			Follow on			Captação Total / Total Capital Raised		
	Volume (R$) / Value (R$)[1]	Volume (US$) / Value (US$)[3]	Nº de Ofertas / # of Offerings	Volume (R$) / Value (R$)[2]	Volume (US$) / Value (US$)[3]	Nº de Ofertas / # of Offerings	Volume (R$) / Value (R$)	Volume (US$) / Value (US$)[3]	Nº de Ofertas / # of Offerings
Jan-04	-	-	-	-	-	-	-	-	-
Feb-04	-	-	-	-	-	-	-	-	-
Mar-04	-	-	-	-	-	-	-	-	-
Apr-04	-	-	-	-	-	-	-	-	-
May-04	768,120,636.50	243,230,093.89	1	375,000,004.50	120,003,841.56	1	1,143,120,641.00	363,233,935.45	2
Jun-04	1,466,363,500.00	472,160,817.36	2	-	-	-	1,466,363,500.00	472,160,817.36	2
Jul-04	-	-	-	-	-	-	-	-	-
Aug-04	-	-	-	-	-	-	-	-	-
Sep-04	820,962,174.06	287,029,639.21	1	1,530,334,800.00	531,015,918.18	2	2,351,296,974.06	818,045,557.39	3
Oct-04	616,900,000.00	215,963,591.81	1	687,986,984.99	251,071,814.10	1	1,304,886,984.99	467,035,405.91	2
Nov-04	814,718,526.25	294,590,430.49	2	-	-	-	814,718,526.25	294,590,430.49	2
Dec-04	-	-	-	1,724,257,532.33	625,892,993.67	4	1,724,257,532.33	625,892,993.67	4
Jan-05	-	-	-	718,294,106.55	273,656,700.15	1	718,294,106.55	273,656,700.15	1
Feb-05	16,000,000.00	6,165,703.28	1	-	-	-	16,000,000.00	6,165,703.28	1
Mar-05	472,937,500.00	176,416,554.76	1	644,865,677.50	235,326,671.35	1	1,117,803,177.50	411,743,226.11	2
Apr-05	-	-	-	955,708,480.60	376,857,044.41	2	955,708,480.60	376,857,044.41	2
May-05	264,802,737.50	108,113,639.61	1	-	-	-	264,802,737.50	108,113,639.61	1
Jun-05	548,488,800.00	225,948,012.36	1	1,059,840,083.54	433,383,800.26	1	1,608,328,883.54	659,331,812.62	2
Jul-05	1,680,702,714.00	716,236,769.58	2	886,028,751.00	377,692,463.87	1	2,566,731,465.00	1,093,929,233.45	3
Aug-05	-	-	-	-	-	-	-	-	-

	IPO			Follow on			Captação Total / Total Capital Raised		
	Volume (R$) / Value (R$)[1]	Volume (US$) / Value (US$)[3]	Nº de Ofertas / # of Offerings	Volume (R$) / Value (R$)[2]	Volume (US$) / Value (US$)[3]	Nº de Ofertas / # of Offerings	Volume (R$) / Value (R$)	Volume (US$) / Value (US$)[3]	Nº de Ofertas / # of Offerings
Sep-05	-	-	-	3,172,431,695.84	1,373,597,519.34	3	3,172,431,695.84	1,373,597,519.34	3
Oct-05	953,955,994.00	418,546,774.54	1	-	-	-	953,955,994.00	418,546,774.54	1
Nov-05	885,767,328.00	399,228,074.10	1	-	-	-	885,767,328.00	399,228,074.10	1
Dec-05	624,680,586.00	267,460,432.44	1	1,051,700,000.00	468,546,734.38	1	1,676,380,586.00	736,007,166.82	2
Jan-06	-	-	-	-	-	-	-	-	-
Feb-06	2,269,650,274.00	1,049,071,531.20	3	1,352,703,787.00	625,485,981.67	2	3,622,354,061.00	1,674,557,512.87	5
Mar-06	741,600,000.00	346,207,971.01	2	2,221,506,308.00	1,035,221,088.57	2	2,963,106,308.00	1,381,429,059.58	4
Apr-06	1,020,704,790.00	478,982,585.36	2	2,349,915,631.00	1,103,445,034.34	5	3,370,620,421.00	1,582,427,619.71	7
May-06	1,376,912,602.00	654,139,092.70	3	-	-	-	1,376,912,602.00	654,139,092.70	3
Jun-06	1,022,993,356.50	451,275,800.31	2	2,474,208,949.50	1,109,192,215.35	2	3,497,202,306.00	1,560,468,015.66	4
Jul-06	1,282,665,820.00	585,692,155.25	2	4,037,947,499.98	1,860,805,299.53	2	5,320,613,319.98	2,446,497,454.78	4
Aug-06	-	-	-	-	-	-	-	-	-
Sep-06	742,287,328.00	335,876,619.00	1	1,345,481,065.00	608,814,961.54	1	2,087,768,393.00	944,691,580.54	2
Oct-06	4,087,248,913.00	1,910,803,543.78	6	800,000,000.00	375,586,854.46	1	4,887,248,913.00	2,286,390,398.24	7
Nov-06	378,932,220.00	175,431,583.33	1	-	-	-	378,932,220.00	175,431,583.33	1
Dec-06	2,450,618,330.80	1,139,419,813.07	4	480,920,017.50	224,100,660.53	1	2,931,538,348.30	1,363,520,473.60	5
Jan-07	1,618,894,585.50	760,793,864.60	3	-	-	-	1,618,894,585.50	760,793,864.60	3
Feb-07	2,840,060,524.00	1,350,705,193.03	4	2,333,666,688.60	1,113,868,879.10	2	5,173,727,212.60	2,464,574,072.13	6
Mar-07	2,129,075,400.00	1,032,102,081.72	2	1,171,304,966.00	560,084,620.09	1	3,300,380,366.00	1,592,186,701.81	3
Apr-07	5,627,077,838.00	2,770,058,028.89	11	2,551,515,160.00	1,258,080,695.48	2	8,178,592,998.00	4,028,138,724.37	13
May-07	948,371,984.00	474,886,958.38	2	-	-	-	948,371,984.00	474,886,958.38	2
Jun-07	5,852,136,249.25	3,028,099,431.23	8	-	-	-	5,852,136,249.25	3,028,099,431.23	8
Jul-07	13,206,420,642.00	7,056,866,098.35	16	2,791,309,916.00	1,484,658,308.68	3	15,997,730,558.00	8,541,524,407.02	19

	IPO			Follow on			Captação Total / Total Capital Raised		
	Volume (R$) / Value (R$) [1]	Volume (US$) / Value (US$) [3]	Nº de Ofertas / # of Offerings	Volume (R$) / Value (R$) [2]	Volume (US$) / Value (US$) [3]	Nº de Ofertas / # of Offerings	Volume (R$) / Value (R$)	Volume (US$) / Value (US$) [3]	Nº de Ofertas / # of Offerings
Aug-07	275,016,439.70	134,811,980.25	1	-	-	-	275,016,439.70	134,811,980.25	1
Sep-07	412,540,401.00	221,795,914.52	1	-	-	-	412,540,401.00	221,795,914.52	1
Oct-07	13,599,263,614.90	7,636,982,207.49	12	1,239,450,000.00	688,583,333.33	2	14,838,713,614.90	8,325,565,540.82	14
Nov-07	6,684,122,920.00	3,759,596,801.33	2	-	-	-	6,684,122,920.00	3,759,596,801.33	2
Dec-07	2,310,114,816.09	1,285,883,268.69	2	3,961,330,418.25	2,190,822,324.43	2	6,271,445,234.34	3,476,705,593.11	4
Jan-08	-	-	-	-	-	-	-	-	-

[1] *Ofertas que não publicaram o Anúncio de Encerramento (até 9/jan/08) / Issuers that have not published the closing announcement (last update until Jan, 9 2008): MPX Energia e Tempo Part*

[2] *Ofertas que não publicaram o Anúncio de Encerramento (até 9/jan/08) / Issuers that have not published the closing announcement (last update until Jan, 9 2008): Perdigao S/A e Brasil*

[3] *Cotação da PTAX na data de início de negociação / FX rate on first trading day*

POSIÇÃO DE CUSTÓDIA / CUSTODY

voltar / back

	Nº de contas (em fim de período) / # of custody accounts (end of period)	Saldo da depositária (R$ bilhões) / Balance of deposited securities (R$ billions)
Jan-02		187.17
Feb-02		207.95
Mar-02		205.36
Apr-02		204.06
May-02		204.82
Jun-02		190.75
Jul-02		174.84
Aug-02		189.24
Sep-02		173.05
Oct-02		198.76
Nov-02		201.14
Dec-02	93,924	211.06
Jan-03		202.49
Feb-03		186.81
Mar-03		194.04
Apr-03		202.85
May-03		213.08
Jun-03		210.29
Jul-03		221.84
Aug-03		242.53
Sep-03		243.92
Oct-03		264.35
Nov-03		284.82
Dec-03	94,320	324.38
Jan-04		320.82
Feb-04		319.53

	Nº de contas (em fim de período) / # of custody accounts (end of period)	Saldo da depositária (R$ bilhões) / Balance of deposited securities (R$ billions)
Mar-04		324.17
Apr-04		291.39
May-04		290.30
Jun-04		306.56
Jul-04		314.77
Aug-04		326.26
Sep-04		345.03
Oct-04		344.27
Nov-04		365.04
Dec-04	126,725	389.77
Jan-05	128,615	375.26
Feb-05	128,711	425.76
Mar-05	132,828	403.80
Apr-05	137,603	368.36
May-05	140,160	375.60
Jun-05	139,744	382.38
Jul-05	138,818	399.10
Aug-05	135,832	428.94
Sep-05	135,534	479.35
Oct-05	165,246	464.77
Nov-05	165,851	490.35
Dec-05	166,703	518.59
Jan-06	166,757	600.39
Feb-06	177,058	603.30
Mar-06	183,859	597.63
Apr-06	186,466	628.58
May-06	193,625	590.68
Jun-06	237,674	588.39
Jul-06	236,787	593.76

	Nº de contas (em fim de período) / # of custody accounts (end of period)	Saldo da depositária (R$ bilhões) / Balance of deposited securities (R$ billions)
Aug-06	231,484	597.61
Sep-06	233,178	596.68
Oct-06	231,882	647.79
Nov-06	230,281	681.83
Dec-06	233,659	729.81
Jan-07	249,165	734.47
Feb-07	256,359	727.70
Mar-07	243,992	755.86
Apr-07	245,646	811.25
May-07	262,168	862.88
Jun-07	271,365	894.84
Jul-07	295,064	938.02
Aug-07	300,952	932.92
Sep-07	301,278	1,027.16
Oct-07	328,395	1,122.58
Nov-07	345,983	1,103.23
Dec-07	477,872	1,123.31
Jan-08	488,350	1,009.73

POSIÇÃO DE CUSTÓDIA / CUSTODY

voltar / back

	Nº de contas (em fim de período) / # of custody accounts (end of period)	Saldo da depositária (R$ bilhões) / Balance of deposited securities (R$ billions)
Jan-02		187.17
Feb-02		207.95
Mar-02		205.36
Apr-02		204.06
May-02		204.82
Jun-02		190.75
Jul-02		174.84
Aug-02		189.24
Sep-02		173.05
Oct-02		198.76
Nov-02		201.14
Dec-02	93,924	211.06
Jan-03		202.49
Feb-03		186.81
Mar-03		194.04
Apr-03		202.85
May-03		213.08
Jun-03		210.29
Jul-03		221.84
Aug-03		242.53
Sep-03		243.92
Oct-03		264.35
Nov-03		284.82
Dec-03	94,320	324.38
Jan-04		320.82
Feb-04		319.53

	Nº de contas (em fim de período) / # of custody accounts (end of period)	Saldo da depositária (R$ bilhões) / Balance of deposited securities (R$ billions)
Mar-04		324.17
Apr-04		291.39
May-04		290.30
Jun-04		306.56
Jul-04		314.77
Aug-04		326.26
Sep-04		345.03
Oct-04		344.27
Nov-04		365.04
Dec-04	126,725	389.77
Jan-05	128,615	375.26
Feb-05	128,711	425.76
Mar-05	132,828	403.80
Apr-05	137,603	368.36
May-05	140,160	375.60
Jun-05	139,744	382.38
Jul-05	138,818	399.10
Aug-05	135,832	428.94
Sep-05	135,534	479.35
Oct-05	165,246	464.77
Nov-05	165,851	490.35
Dec-05	166,703	518.59
Jan-06	166,757	600.39
Feb-06	177,058	603.30
Mar-06	183,859	597.63
Apr-06	186,466	628.58
May-06	193,625	590.68
Jun-06	237,674	588.39
Jul-06	236,787	593.76

	Nº de contas (em fim de período) / # of custody accounts (end of period)	Saldo da depositária (R$ bilhões) / Balance of deposited securities (R$ billions)
Aug-06	231,484	597.61
Sep-06	233,178	596.68
Oct-06	231,882	647.79
Nov-06	230,281	681.83
Dec-06	233,659	729.81
Jan-07	249,165	734.47
Feb-07	256,359	727.70
Mar-07	243,992	755.86
Apr-07	245,646	811.25
May-07	262,168	862.88
Jun-07	271,365	894.84
Jul-07	295,064	938.02
Aug-07	300,952	932.92
Sep-07	301,278	1,027.16
Oct-07	328,395	1,122.58
Nov-07	345,983	1,103.23
Dec-07	477,872	1,123.31
Jan-08	488,350	1,009.73

OUTROS / OTHERS

Nº de pregões / # of Trading Sessions voltar / back

Ano / Year	JAN	FEV	MAR	ABR	MAI	JUN	JUL	AGO	SET	OUT	NOV	DEZ	TOTAL
1968	21	18	18	21	22	19	23	22	21	23	20	19	247
1969	22	17	21	19	21	20	23	20	21	23	20	18	245
1970	20	17	20	21	19	20	23	21	21	22	20	20	244
1971	19	17	23	19	21	18	18	22	21	21	19	21	239
1972	20	18	21	19	22	20	21	23	19	22	19	20	244
1973	20	20	19	19	22	20	22	23	19	23	20	18	245
1974	21	16	21	19	22	19	22	22	21	23	20	19	245
1975	22	17	19	21	20	21	23	21	22	23	20	19	248
1976	20	20	20	19	21	21	22	22	21	21	20	21	248
1977	20	17	23	18	22	21	21	23	21	21	20	21	248
1978	21	17	21	19	21	22	21	23	20	22	20	19	246
1979	21	17	22	19	22	20	22	23	19	23	20	18	246
1980	21	18	21	19	21	20	22	21	22	23	20	20	248
1981	21	20	19	19	20	21	23	21	21	21	20	20	246
1982	19	17	23	19	21	21	22	22	21	20	20	21	246
1983	20	17	22	19	22	21	21	23	21	20	20	21	247
1984	21	21	19	19	22	20	22	23	19	22	20	18	246
1985	21	17	21	19	22	19	23	22	19	23	20	19	245
1986	22	16	18	21	20	21	23	21	22	23	20	20	247
1987	21	20	14	18	20	21	23	21	21	21	20	20	240
1988	19	18	22	19	20	22	21	23	21	19	21	21	246
1989	19	17	21	19	21	21	21	23	20	21	20	19	242
1990	21	17	19	19	22	20	22	23	19	21	20	18	241
1991	21	16	19	22	21	20	23	22	21	23	20	19	247
1992	22	20	19	19	20	21	23	21	21	21	20	20	247
1993	19	17	23	19	21	21	22	22	21	20	20	21	246
1994	20	17	22	19	22	21	20	23	21	19	20	21	245
1995	21	18	22	17	22	21	21	23	20	21	20	19	245
1996	21	18	21	20	22	19	23	22	21	22	20	19	248
1997	22	18	19	21	20	21	22	21	22	23	20	20	249
1998	21	18	22	19	20	21	22	21	21	21	20	20	246
1999	19	18	23	19	21	21	21	22	21	20	20	21	246
2000	20	21	21	19	22	21	21	23	20	21	20	19	248
2001	21	18	22	20	22	20	21	23	19	22	20	18	246
2002	21	18	20	22	21	20	22	22	21	23	20	19	249
2003	22	20	19	20	21	20	22	21	22	23	20	20	250
2004	21	18	23	20	21	21	21	22	21	20	20	21	249
2005	20	18	22	20	21	22	21	23	21	20	20	21	249
2006	21	18	23	18	22	21	21	23	20	21	19	19	246
2007	21	18	22	20	22	20	21	23	19	22	19	18	245
2008	21	19	20	21	20	21	22	21	22	23	19	20	249
TOTAL (*)	21	39	61	81	103	123	144	167	186	208	227	245	10,089

END